Exhibit 99.1

TELUS

the future is friendly®

strongertogether

BROADBANDMOMENTUMINFINITEPOTENTIAL
BROADBANDMOMENTUMINFINITEPOTENTIAL

2017 ANNUAL REPORT

We hope you draw inspiration from the deeply meaningful creative found within the pages of our annual report, conveying our story of togetherness, connectedness and a friendly future … inspired by the infinite potential of the human spirit.

The cover image evokes the iconic double helix, the building block of humanity. These strands are replaced with fibre-optic cable as a tribute to the innovation that is making human connection possible in our digital society.

This theme is carried lyrically throughout our report, inextricably bound within our brand’s identification with nature. This connection reinforces our undeniable bond with our natural world, demonstrating that innovation is often inspired by nature.

Through our technology innovation, we are creating a stronger and more caring world by enabling remarkable human, social and business outcomes. We believe wholeheartedly that we are all stronger together, and this is foundational to our promise to make the future a little more friendly for everyone.

Our values We embrace change and seize opportunity We have a passion for growth We believe in spirited teamwork We have the courage to innovate

Who we are

TELUS is Canada’s fastest-growing national telecommunications company, with $13.3 billion of annual revenue and 13.1 million subscriber connections, including 8.9 million wireless subscribers, 1.7 million high-speed Internet subscribers, 1.3 million residential network access lines and 1.1 million TELUS TV® customers. TELUS provides a wide range of communications products and services, including wireless, data, Internet protocol (IP), voice, television, entertainment, video and home automation, including security. TELUS is also Canada’s leading healthcare IT provider, and TELUS International delivers business process solutions around the globe.

In support of our philosophy to give where we live, TELUS, our team members and retirees have contributed more than $525 million to charitable and not-for-profit organizations and volunteered 8.7 million hours of service to local communities since 2000.

1 – 9

Corporate overview

What we offer, results and highlights from 2017, and our 2018 targets

10 – 15

CEO letter to investors

How we are delivering on our proven growth strategy and, together, creating remarkable outcomes

16 – 19

Operations at a glance

A brief review of our wireless and wireline operations

20 – 21

Our social purpose

How we are creating a friendlier future

22 – 29

Leadership

Our Executive Leadership Team, questions and answers, Board of Directors and corporate governance

30 – 180

Financial review

Detailed financial disclosure, including a letter from our CFO, and other investor resources

All financial information is reported in Canadian dollars unless otherwise specified. Copyright © 2018 TELUS Corporation. All rights reserved. Certain products and services named in this report are trademarks. The symbols TM and ® indicate those owned by TELUS Corporation or its subsidiaries. All other trademarks are the property of their respective owners.

Together, we have infinite potential

WHAT WE OFFER

We are putting customers first

Together, we are delivering exceptional experiences and providing our customers with a wide range of innovative products and services powered by leading technologies to meet their evolving needs.

2 • TELUS 2017 ANNUAL REPORT

TELUS 2017 ANNUAL REPORT • 3

TELUS IN 2017

We are advancing our strategy through key initiatives

Together in 2017, our team worked relentlessly to deliver on our long-term growth strategy, focus on putting customers first and drive innovation along the way.

Q1	Q2

•             Achieved national leadership in network performance, as noted by OpenSignal’s 2017 State of Mobile Networks: Canada report, which showed that TELUS’ 4G LTE wireless network offered the fastest overall download speeds and best network availability among three national providers in Canada. Later in the year, TELUS was also recognized for network performance in three other independent studies

•             Lowered our weighted average cost of long-term debt and extended our average term to maturity by issuing US$500 million of 10-year senior unsecured notes and $325 million of 31-year senior unsecured notes

•             Introduced our future friendly story™, enabling us to share how we are leveraging our technology innovation to create remarkable outcomes for our customers, communities and citizens across Canada and around the world

•             Launched our TELUS Mobility for Good pilot program, which supports young adults transitioning from foster care to independent living by providing them with a smartphone and wireless rate plan so they can stay connected to the people and information that matter most.

•             Expanded our presence in Manitoba by acquiring postpaid wireless subscribers, certain network assets and dealer locations in Manitoba, as part of an agreement with BCE Inc. following its acquisition of Manitoba Telecom Services Inc.

•             Launched Pik TV™, an innovative self-install TV service for customers who want easy and affordable access to streaming apps and live TV. Pik TV complements our Optik TV® service in B.C. and Alberta and helps us better meet the varied needs of our customers

•             Acquired Kroll Computer Systems Inc., a complementary pharmacy management software company, to expand and enhance TELUS Health’s geographic reach and offering as a national service provider

•             TELUS Health was selected by Canada Health Infoway to be the technical solution provider for PrescribeIT, a national e-prescribing service that enables secure electronic transmission of prescriptions, limiting errors, saving time and increasing convenience

•             Held our 12th annual TELUS Days of Giving® with 32,000 team members, retirees, family, friends and customers volunteering in Canada and eight other countries around the world to make a positive difference.

4 • TELUS 2017 ANNUAL REPORT

Q3	Q4

•    Expanded our cloud-based communications solutions with the launch of TELUS Business Connect® Mobile, an all-in-one integrated mobile solution designed to drive productivity and cost savings for businesses

•    Introduced TELUS Network as a Service to enable businesses to virtually build, manage and optimize their networks quickly, easily and cost-effectively through a flexible self-serve platform

•    Acquired Voxpro Limited, a business process outsourcing and contact centre services company, through TELUS International, expanding our U.S. footprint, adding new service delivery centres in Ireland and growing our presence in Romania and the Philippines

•    Launched MedDialog, a national clinical solution that enables doctors to communicate electronically with each other regarding the care of their patients directly from their electronic medical records systems, allowing for seamless communication, greater efficiency and better patient care

•    Established the TELUS Barrie Community Board, providing annual funding to grassroots charities that support local youth. We now have 13 community boards in Canada and five internationally.

•    Introduced a new and integrated Optik TV app that enables subscribers to easily watch live TV, access thousands of On Demand titles, and set and manage recordings, all from their smartphone, tablet or computer

•    Announced that TELUS Health and Tunstall Healthcare are working together to improve the lives of patients living with chronic disease by advancing the capabilities of TELUS Health’s home monitoring solutions through the use of Tunstall’s integrated care platform

•    Announced our agreement to acquire Xavient Information Systems, an IT consulting firm, to expand TELUS International’s client base, and enhance our IT solutions and delivery capabilities

•    Received the fewest customer complaints of any national wireless service provider in the Commission for Complaints for Telecom-television Services’ annual report, for the sixth year in a row. We continue to remain focused on putting customers first and delivering exceptional experiences by listening and taking action to address our customers’ top complaints

•    Surpassed one million hours of volunteering in local communities by TELUS team members, retirees and our extended TELUS family.

TELUS 2017 ANNUAL REPORT • 5

2017 PERFORMANCE AT A GLANCE

We are delivering solid results

OPERATIONS

+3.9%	+4.4%	+1.9%	+7.1%

Operating	EBITDA[1,2]	Adjusted	Dividends declared
revenues		basic EPS[1,3]	per share
2017: $13.3 billion	2017: $4.9 billion	2017: $2.63	2017: $1.97
2016: $12.8 billion	2016: $4.7 billion	2016: $2.58	2016: $1.84

FINANCIAL RESOURCES

+22.6%	+4.2%	+6.6%	+0.04
times

Cash from	Capital expenditures	Total	Net debt to
operations	(excluding spectrum	assets	EBITDA ratio[1,2]
licences)
2017: $3.9 billion	2017: $3.09 billion	2017: $29.5 billion	2017: 2.73 times
2016: $3.2 billion	2016: $2.97 billion	2016: $27.7 billion	2016: 2.69 times

CUSTOMER CONNECTIONS4

+3.8%	+5.3%	-5.5%	+3.7%

Wireless	Internet	Residential network	TV
subscribers	subscribers	access lines	subscribers
2017: 8.91 million	2017: 1.74 million	2017: 1.30 million	2017: 1.10 million
2016: 8.59 million	2016: 1.66 million	2016: 1.37 million	2016: 1.06 million

6 • TELUS 2017 ANNUAL REPORT

2017 financial and operating highlights

($ in millions except per share amounts)	2017	2016	% change
OPERATIONS
Operating revenues	$13,304	$12,799	3.9
Earnings before interest, taxes, depreciation and amortization (EBITDA)[1]	$4,774	$4,229	12.9
EBITDA margin (%)	35.9	33.0	–
EBITDA – excluding restructuring and other costs[1]	$4,913	$4,708	4.4
Adjusted EBITDA[1]	$4,891	$4,667	4.8
Operating income	$2,605	$2,182	19.4
Net income attributable to common shares	$1,460	$1,223	19.4
Basic earnings per share (EPS)	$2.46	$2.06	19.4
Adjusted basic EPS[1,3]	$2.63	$2.58	1.9
Dividends declared per share	$1.97	$1.84	7.1
Dividend payout ratio (%)[1]	80	89	–
WIRELESS SEGMENT
External revenue	$7,535	$7,115	5.9
Adjusted EBITDA[1]	$3,157	$3,000	5.2
Adjusted EBITDA[1] margin on total revenue (%)	41.8	42.0	–
WIRELINE SEGMENT
External revenue	$5,769	$5,684	1.5
Adjusted EBITDA[1]	$1,734	$1,667	4.0
Adjusted EBITDA[1] margin on total revenue (%)	29.0	28.4	–
FINANCIAL POSITION
Total assets	$29,548	$27,729	6.6
Net debt[1]	$13,422	$12,652	6.1
Return on common equity (%)[5]	17.8	15.4	–
LIQUIDITY AND CAPITAL RESOURCES
Cash from operations	$3,947	$3,219	22.6
Capital expenditures (excluding spectrum licences)	$3,094	$2,968	4.2
Free cash flow (before dividends)[1]	$966	$141	n/m
Net debt to EBITDA ratio[1,2]	2.73	2.69	–
CUSTOMER CONNECTIONS[4] (in thousands at December 31)
Wireless subscribers	8,911	8,585	3.8
Internet subscribers	1,743	1,655	5.3
Residential network access lines	1,298	1,374	(5.5)
Total TV subscribers	1,098	1,059	3.7
Total customer connections	13,050	12,673	3.0

n/m – not meaningful

1     These are non-GAAP measures and do not have standardized meanings under IFRS-IASB. Therefore, they are unlikely to be comparable to similar measures presented by other companies. For definitions, see Section 11 of Management’s discussion and analysis (MD&A) in this report.

2     Excludes restructuring and other costs.

3     For information on adjusted basic EPS, see Section 1.3 of the MD&A in this report.

4     Customer connections have been revised in 2016 and 2017 to account for acquisitions and adjustments. For details, see Section 1.3 of the MD&A in this report.

5     Common share income divided by the average quarterly share equity for the 12-month period.

TELUS 2017 ANNUAL REPORT • 7

2017 RESULTS AND 2018 TARGETS

We are driven to achieve
outstanding performance

2017 targets

We continued to pursue our proven national growth strategy focused on wireless and data

2017 results

We achieved our revenues and earnings targets, supported by profitable customer growth in wireless and wireline and cost efficiencies

2018 targets

Our targets reflect revenue, earnings and dividend growth, supported by customer growth, continued network investments and an ongoing focus on efficiency

At TELUS, we believe in setting annual financial targets to provide clarity for investors and help drive our performance.

In 2017, we achieved three of our four revised consolidated targets. Our achievements reflect growth in wireless network revenues resulting from an increase in average revenue per subscriber unit and growth in our wireless subscriber base, as well as an increase in wireline data service revenue and an ongoing focus on operational efficiency. Capital expenditures exceeded our target due to a continued focus on investments in our broadband wireless and wireline infrastructure.

For further information, see Section 1.4 of Management’s discussion and analysis (MD&A) in this report.

We are currently guided by a number of long-term financial objectives, policies and guidelines, which are detailed in Section 4.3 of the MD&A.

With these policies in mind, our 2018 consolidated financial targets reflect continued execution of our successful national growth strategy focused on wireless and data. In each of the past eight years, we have met three of our four consolidated financial targets, which has supported the return of capital to shareholders through our shareholder-friendly initiatives, including our multi-year dividend growth program.

The following scorecard shows TELUS’ 2017 performance against our revised targets, as well as our targets for 2018.

For more information and a complete set of 2018 financial targets and the assumptions on which they are based, see our fourth quarter 2017 results and 2018 targets quarterly report issued on February 8, 2018.

Caution regarding forward-looking statements summary

This annual report contains forward-looking statements including statements relating to our 2018 targets, expected performance and multi-year dividend growth program. By their nature, forward-looking statements do not refer to historical facts and require the Company to make assumptions and predictions, and are subject to inherent risks. There is significant risk that the forward-looking statements will not prove to be accurate and there can be no assurance that TELUS will achieve its targets or performance goals or maintain its multi-year dividend growth program. Readers are cautioned not to place undue reliance on forward-looking statements as a number of factors (such as competition, technological substitution regulatory developments, government decisions, economic performance in Canada, our cost reduction initiatives, our earnings and free cash flow, and our capital expenditures) could cause actual future performance and events to differ materially from those expressed in the forward-looking statements. Accordingly this document is subject to the disclaimer and qualified by the assumptions (including assumptions on which our 2018 annual targets and guidance are based and regarding semi-annual dividend increases through 2019), qualifications and risk factors as set out in Management’s discussion and analysis in this report, especially Sections 9 and 10, and in other TELUS public disclosure documents and filings with securities commissions in Canada (on SEDAR at sedar.com) and in the United States (on EDGAR at sec.gov). Except as required by law, TELUS disclaims any intention or obligation to update or revise forward-looking statements, and reserves the right to change, at any time at its sole discretion, its current practice of updating annual targets and guidance.

8 • TELUS 2017 ANNUAL REPORT

	2017 revised targets[1]	2017 results and growth	2018 targets[2]
Revenues	Targeted between $13.180 and $13.310 billion an increase of 3.0 to 4.0%	$13.30 billion an increase of 3.9%	Targeting between $13.835 and $14.100 billion an increase of 4 to 6%
EBITDA – excluding restructuring and other costs[3]	Targeted between $4.875 and $5.040 billion an increase of 3.5 to 7.0%	$4.91 billion an increase of 4.4%
Adjusted EBITDA[3]		$4.89 billion an increase of 4.8%	Targeting between $5.105 and $5.230 billion an increase of 4 to 7%
Basic earnings per share (EPS)	Targeted between $2.49 and $2.66 an increase of 2.0 to 9.0%[4]	$2.51[5] an increase of 2.9%	Targeting between $2.53 and $2.68 an increase of 3 to 9%[6]
Capital expenditures (excluding spectrum licences)	Targeted $3.0 billion	$3.09 billion an increase of 4.2%	Approximately $2.85 billion

1     Reflects the 2017 revised targets that were announced on May 11, 2017 to account for the acquisition of Manitoba Telecom Services’ postpaid wireless subscribers, certain network assets and dealer locations. The 2017 original targets were set on February 9, 2017. For more information, see Section 1.4 of the MD&A in this report.

2     The targets for 2018 exclude the impacts of IFRS 9 and IFRS 15.

3     EBITDA – excluding restructuring and other costs and Adjusted EBITDA are non-GAAP measures and do not have a standardized meaning under IFRS-IASB. Therefore, they are unlikely to be comparable to similar measures presented by other companies. See Section 11 of the MD&A in this report.

4     Our basic EPS target growth rate was based on 2016 basic EPS of $2.44, which was adjusted to exclude the transformative compensation expense of $0.38.

5     Our 2017 basic EPS included the effect of an increase in the B.C. corporate income tax rate of $0.05, which was not reflected in the original target. Excluding this impact, our basic EPS of $2.51 met the target range.

6     The target for 2018 basic EPS growth is based on 2017 basic EPS of $2.46.

TELUS 2017 ANNUAL REPORT • 9

CEO LETTER TO INVESTORS

Stronger together

For the TELUS team, 2017 was characterized by both opportunities and challenges, which we seized and surmounted, demonstrating that we are indeed stronger together. By providing outstanding customer experiences and responding effectively to the competitive landscape, we once again delivered strong financial and operational results. Importantly, we moved forward with our disciplined and targeted capital investment program, while simultaneously creating significant value for investors.

10 • TELUS 2017 ANNUAL REPORT

Enabling the success of Canadians in a dynamic, digital society

TELUS’ success is built on our shared commitment to listening, learning and embracing new ideas to delight our clients, every day. Consistent with our strong quarter-in quarter-out performance, this passion for improving the lives of our customers is reflected in our global leadership with respect to client loyalty. Indeed, the TELUS team’s unwavering focus on customer service excellence has become the industry model. In 2017, we achieved our fourth consecutive year of postpaid churn below one per cent, a performance that was once again unmatched by our North American peers.

Our team’s ability to put customers first was further reflected in the reliability, coverage and speed of our national networks. Last year, we received considerable praise for our network excellence, highlighting the value of our investments and the positive outcomes we are generating for our customers. Notably, your Company was ranked as having the fastest wireless network, nationally, by PCMag and the crowd-sourced Ookla Speedtest. In addition, in the J.D. Power 2017 Canadian Wireless Network Quality Study, TELUS was ranked Highest Wireless Network Quality Performance in Ontario for three years in a row; and in British Columbia, Alberta, Saskatchewan and Manitoba for two years in a row. Moreover, TELUS was awarded Fastest Overall Download Speed and Best Availability among three national providers by OpenSignal in both its 2017 and 2018 studies. These best-in-class network rankings serve as an important differentiator for TELUS, confirming that our long-term strategy, based on smart investments in broadband technology and infrastructure, is delivering significant benefits for our customers and investors alike.

In 2017, our leadership in customer service excellence was once again detailed in the annual report from the Commission for Complaints for Telecom-television Services (CCTS). For the past six years, we have garnered the fewest customer complaints of any national wireless service provider, with TELUS receiving less than seven per cent of all CCTS complaints in 2017, while our two national peers accounted for nearly half of all complaints.

Putting customers first also involves keeping our clients and their families safe in an increasingly digital world. We have achieved 3.6 million touchpoints with TELUS WISE® since it was launched five years ago. Through this program, we are empowering youth with the tools and knowledge to stay safe online and rise above cyberbullying.

Darren Entwistle participated with his daughter in the JDRF TELUS Walk to Cure Diabetes in Vancouver, B.C. In 2017, more than 40,000 people across the country walked in support of the 300,000 Canadians living with type 1 diabetes.

Delivering on our winning strategy

In a highly competitive environment, we realized strong customer growth, data revenue expansion and financial performance across both our wireless and wireline operations in 2017. Notably, our consolidated operating revenue and EBITDA were up 3.9 per cent and 4.4 per cent, respectively. This growth was underpinned by quality client loading as we added 379,000 postpaid wireless customers, 81,000 highspeed Internet subscribers and an industry-leading 35,000 new TV clients. These results reflect the continued success of our dual-tenet growth strategy across wireless and wireline services, the quality and diversity of our asset base and consistent execution by our highly engaged team.

Our leadership in customer loyalty and quality smartphone loading highlighted the differentiated customer experience we strive to provide our customers at TELUS. Indeed, our extensive product portfolio, pervasive distribution channels and superior network, supported by our commitment to client service excellence, resulted in our wireless customers spending more with us in 2017. Thanks to the combination of leading churn and strong revenue per customer, we significantly outpaced our peers and drove industry-leading and record lifetime revenue of more than $6,000 per subscriber.

Against a backdrop of aggressive competition, our team realized strong wireline financial and operational performance throughout the year. Our results reflected industry-leading growth in high-speed Internet and TV additions, buttressed by positive revenue and EBITDA growth. Wireline revenues increased by 1.5 per cent, while EBITDA was up an

TELUS 2017 ANNUAL REPORT • 11

We are investing for a friendly future

TELUS became the first carrier in Canada to successfully deploy licensed assisted access technology and achieve record-breaking wireless speeds of nearly 1 Gbps, creating the foundation for our 5G network. Through the infinite potential of our technology innovation, we are helping Canadians succeed in our digital economy.

industry-leading four per cent. Importantly, this represents our fourth year of EBITDA growth – a rare achievement relative to our industry peers. These results are indicative of our team’s continued focus on delivering positive wireline loading in concert with strong financial results.

For TELUS International, 2017 was another year of growth and expansion. We acquired Voxpro, allowing us to expand our operations in the United States, Ireland, Romania and the Philippines. Furthermore, in early 2018, we acquired Xavient, a global IT consulting and next-generation software services company with operations in India and the United States. These transactions add client diversity and expansion across key capabilities, industry verticals and delivery geographies to TELUS International’s global customer base.

TELUS Health also enjoyed a successful year of double-digit growth. We completed important acquisitions, including Kroll Computer Systems and Practimax, which will further strengthen our leadership position in the primary healthcare ecosystem. In addition to advancing our position as the partner of choice for Canadian physicians, pharmacists, extended healthcare providers, insurers and consumers, we were selected by Canada Health Infoway to develop and operate PrescribeIT, Canada’s national e-prescribing service.

Continuing our legacy of unparalleled shareholder value creation

Reflecting the consistency of TELUS’ performance in a dynamic world, we have met three of our four consolidated financial targets in each of the past eight years, which has supported the return of capital to shareholders. Notably, our share price

12 • TELUS 2017 ANNUAL REPORT

We are enabling remarkable health outcomes through better health information

TELUS Health continues to help lead the transformation of healthcare in this country. Our team’s leadership in the primary care ecosystem now includes supporting more than 20,000 physicians, 40,000 extended healthcare providers and thousands of Canada’s pharmacies.

reached an all-time high in 2017, contributing to an annual total shareholder return of 16 per cent, the seventh year out of the past eight years we have delivered double-digit returns. Indeed, since the beginning of 2000 through the end of 2017, we have generated a total shareholder return of 432 per cent, once again demonstrating leadership among our telecom incumbent peers. Moreover, this is more than double the return for the Toronto Stock Exchange’s S&P/TSX Composite Index of 199 per cent and a stark contrast to the MSCI World Telecom Services Index of two per cent over the same period. During the 14 multi-year time periods since 2000, for the years ending from 2004 until today, TELUS’ total shareholder return was number one in the world versus our incumbent peers 12 times and has surpassed the second place finisher by an average of 43 percentage points over those 12 periods.

Similarly, your Company continues to return capital to shareholders. During the year, we announced two increases in our quarterly dividend, representing the 13th and 14th increases since 2011. Over the course of this period, shareholders have received a total dividend increase of 92 per cent. Importantly, these increases in 2017 also reflect the continuation of our successful three-year annual dividend growth program, which continues to target annual growth of between seven and 10 per cent through 2019.

Our track record of delivering on our shareholder-friendly initiatives is unmatched and continues to generate significant value for our shareholders. Furthermore, while simultaneously building broadband networks that are among the most advanced in the world, TELUS has returned $15.1 billion to shareholders, including $9.9 billion in dividends, representing more than $25 per share since 2004.

Leveraging generational investments for a friendlier future for all

In our ever-changing digital society, we understand that the success of our organization and our customers is contingent on our continued investment in state-of-the-art technologies. We are leveraging our technology innovation to bridge digital and socio-economic divides, keeping Canadians connected to the people and information that matter most, while answering the productivity, sustainability and health challenges that are among the most significant facing our world today. In this regard, our disciplined investments in our broadband networks accelerated in 2017, resulting in exceptional innovation to help Canadians succeed in our digital society and economy.

In wireless, we expanded our LTE service, now reaching 99 per cent of Canada’s population and dramatically improving the quality and reliability of the service our customers enjoy. At our 5G Living Lab, our team focused on deploying the latest 5G mobile technology, which will support the advent of smart homes, businesses and cities, as well as applications, devices and services that enhance business productivity, improve educational outcomes, support environmental sustainability and promote wellness across the country.

Leveraging our broadband momentum, innovation abounded across our wireline network and product lines, with TELUS PureFibre network coverage available to 48 per cent of our Optik footprint at year-end. Notably, the majority of our broadband network build program will be increasingly behind us as we surpass the halfway

TELUS 2017 ANNUAL REPORT • 13

We are creating critical connections

Through TELUS Mobility for Good, we are helping vulnerable citizens realize their potential. This program helps youth aging out of foster care gain their independence by providing them with a smartphone and 3 GB rate plan at no charge, keeping them connected to the people and opportunities that matter most.

build threshold in the first half of 2018. Reflecting the infinite potential of our TELUS PureFibre network, we continue to provide our customers with world-leading broadband networks that keep them secure and connected through solutions such as home security, home health and home automation.

Our values elevate our culture and brand

Your Company’s globally admired, client-centric culture remains a key indicator of the cohesion and capabilities of the TELUS team. In this regard, in 2017 we once again achieved a team engagement level that placed us in the top 10 per cent of all employers surveyed worldwide.

This incredible culture is the foundation for our team’s belief that a friendly future is created by having the courage to innovate, by inspiring a passion for growth, by embracing change and seizing opportunities and by demonstrating spirited collaboration across our diverse and inclusive team, each and every day. I want to extend my sincere appreciation to the 53,000 TELUS team members globally for ensuring our customers remain at the heart of everything we do. Indeed, it is thanks to our team’s passion for putting our customers first, and their compassionate support of our communities, that we are winning the hearts and minds of our clients and positioning our Company and our team for success in 2018 and well beyond.

Our inspiring social purpose begins with giving where we live

In 2017, our team once again came together to fulfil our heartfelt community promise to give where we live, with our hearts, our hands and our philanthropy. Through our passion for innovation, we offered our support to those who need our help the most, making the future a little more friendly for our fellow citizens, championing social change to build a more compassionate world and helping youth rise above and realize their full potential. Indeed, this culture of caring informs our future friendly story, which is articulated through initiatives like Stories, presented by TELUS – a series of videos that showcase the many ways TELUS is leveraging our technology and partnerships to improve the lives of our fellow citizens.

This year, in celebration of Canada 150+, the TELUS team and our extended TELUS family raised the bar, by volunteering more than one million hours in our local communities. This journey began with our TELUS Days of Giving, during which more than 32,000 team members, retirees, friends, partners and customers volunteered to make a positive difference across the country and around the globe.

Our goal of volunteering one million hours was strengthened through the incredible work of our TELUS Community Boards. Our 18 community boards in Canada and globally - including two new boards in Manitoba and Barrie, Ontario - are helping young people pursue their passions and realize their dreams. Since 2005, our boards have contributed more than $67 million to 6,280 grassroots community programs, improving the lives of more than two million young people and their families.

14 • TELUS 2017 ANNUAL REPORT

Clearly, one of the hallmarks of our award-winning culture remains our team’s extraordinary commitment to enabling improved social, educational and economic outcomes for our fellow citizens. This dedication has resulted in more than half a billion dollars and the equivalent of more than one million days of volunteering and caring invested in improving the health and strength of our communities since 2000.

Our team is equally passionate about honouring our TELUS brand, which exemplifies nature, by preserving and caring for the planet our children will inherit. In 2017, our sustainability practices once again earned us national and global recognition. Notably, TELUS was listed on the Dow Jones Sustainability North America Index for the 17th year, a feat unequalled by any North American telecom or cable company. We were also included on its World Index for the second year in a row – one of only nine telecommunications companies globally included in the World Index last year.

Stronger together in 2018 and beyond

Impressively, TELUS concluded 2017 with the industry’s leading customer loyalty, the best network performance in the country, the most transparent and rewarding shareholder-friendly capital allocation programs in our industry and a leadership position in respect of the implementation of our next-generation broadband networks. Backstopped by these successes, we are approaching this year with confidence and momentum, as reflected in the targets we have set for 2018, including growth in revenue of up to six per cent, EBITDA of up to seven per cent and earnings per share of up to nine per cent.

In 2018, the entire TELUS team remains dedicated to putting customers first through our commitment to customer service excellence and our investments in creating the fastest, most pervasive and reliable broadband networks. Indeed, the positive outcomes we continue to generate for our customers are fuelling our financial and operational success and supporting our demonstrated ability to provide shareholder value that is unmatched by our national peers. I would like to thank the TELUS team for your collective strength in continually positioning your Company for success and delivering on our commitments to our investors, our customers and the communities we serve.

Thank you for your continued support.

Darren Entwistle

Member of the TELUS team since 2000

February 16, 2018

2018 corporate priorities
Our corporate priorities help guide our actions as we execute on our national growth strategy.

• Honouring our team, customers and social purpose by delivering on our brand promise
• Leveraging our broadband networks to drive TELUS’ growth
• Fuelling our future through recurring efficiency gains
• Driving emerging opportunities in TELUS Health and TELUS International.

TELUS 2017 ANNUAL REPORT • 15

WIRELESS OPERATIONS AT A GLANCE

We are keeping our customers happy

+56%	+$600	5 points better	+3.8%

Postpaid subscriber	Lifetime revenue	Monthly postpaid	Total wireless
net additions	per customer	churn rate	subscribers
2017: 379,000	2017: $6,000	2017: 0.90%	2017: 8.911 million
2016: 243,000	2016: $5,400	2016: 0.95%	2016: 8.585 million

Fulfilling the wireless needs of Canadians

The Canadian wireless industry continued to experience strong growth in 2017 with an estimated 1.3 million new wireless subscribers and seven per cent network revenue growth. Key drivers included ongoing customer growth, reflecting the growing Canadian population and increased data usage driven by the ongoing adoption of more advanced and multiple devices, attractive data rate plans and enhanced networks. Canadian carriers continued making significant capital investments to enhance 4G LTE advanced networks and building new cell sites to accommodate the rapid growth in data usage. Customer acquisition and retention costs remained elevated and continued to pressure earnings due to both the prevalence of heavily discounted smartphones during key promotional periods and the ongoing market adoption of more expensive smartphones.

Gaining momentum in a growing industry

TELUS recorded an average monthly postpaid churn rate of 0.90 per cent in 2017, the best in the North American industry, along with robust postpaid subscriber growth, demonstrating the effectiveness of our sustained focus on putting customers first. We also continued making significant investments in our 4G LTE and LTE advanced networks, including the integration of small cells and new spectrum aggregation technologies that boost data speeds and support our delivery of exceptional customer experiences. Our sustained focus on customers helped us generate industry-leading average lifetime revenue per customer of more than $6,000. Our wireless revenue grew 6.5 per cent in 2017, reflecting 379,000 postpaid subscriber net additions and a 3.0 per cent improvement in average revenue per subscriber unit, as customer data usage continues to grow.

In 2017, we grew stronger together by:

•             Responding to customer feedback by introducing innovative plans and simplified self-serve data management capabilities, which give customers simpler, more affordable options with greater price certainty

•             Enhancing customer value by extending our suite of mobile product and service offerings into non-traditional areas, such as our connected car solution, TELUS Drive+™, smart watches and wireless home phone service

•             Continuing to focus on retail store expansion, growing our innovative Connected Experience Store footprint to 14 locations nationally and supporting the emerging smart home category with products such as Google Home and Amazon Echo

•             Significantly expanding retail distribution in Manitoba while welcoming new customers to TELUS with enhanced access to the largest and fastest 4G LTE network in Canada

•             Advancing our network towards 5G by achieving speeds faster than 2 Gbps in tests using 3.5 GHz spectrum, which will support a future of driverless cars, home health devices and smart homes and businesses.

In 2018, we are creating opportunities by:

•             Continuing to put customers first and elevating their experience, as measured by their likelihood to recommend our products and services

•             Enhancing our networks with a continued build-out of LTE advanced technologies, deploying spectrum and expanding small-cell technology to improve capacity and prepare for a more efficient and timely evolution to 5G

•             Growing our postpaid subscriber base and continuing the drive for profitable growth in smartphones and data, while expanding further into non-traditional connected services such as smart home and security

•             Strengthening our market share in the national small and medium-sized business space by leveraging our advanced integrated service offerings

•             Focusing on the Internet of Things (IoT) to help businesses incorporate connected devices into their operations to enhance their efficiency, productivity and profitability, and to bring innovative healthcare advancements to patients and healthcare providers.

We offer

•            Leading 4G LTE network covering 99 per cent of Canadians

•            The latest smartphones, tablets, mobile Internet devices, smart home services and IoT solutions

•            Lightning-fast wireless Internet access for video, social networking, messaging and mobile applications, including our Optik TV app

•            International roaming to more than 225 countries

2017 results – wireless

+5.9%	+5.2%

Revenue	Adjusted
(external)	EBITDA
2017: $7.54 billion	2017: $3.16 billion
2016: $7.12 billion	2016: $3.00 billion

Visit telus.com/learn to find out how to get the most from your device

TELUS 2017 ANNUAL REPORT • 17

WIRELINE OPERATIONS AT A GLANCE

We are growing through
continued investment

+5.0%	+88,000	+39,000	+51,000

Data revenue	Internet subscribers	TV subscribers	Wireline customer
2017: $4.26 billion	2017: 1.74 million	2017: 1.10 million	connections
2016: $4.06 billion	2016: 1.66 million	2016: 1.06 million	2017: 4.14 million
2016: 4.09 million

Performing in a dynamic market

The wireline communications market continued to be defined by changing customer habits, technology evolution and intense competition. Enhanced data services revenue grew at a slower pace amid increased competition and moderate business spending, while declines in higher-margin legacy voice services were ongoing. Telecom companies made significant fibre-optic network expansion investments to support their growing consumer Internet, IP TV and business service offerings, and cable companies ramped up their bundled Internet and TV promotions, and pushed deeper into business markets. Direct-to-consumer streaming services continued to proliferate, requiring all carriers to invest in video delivery platforms to keep pace. Canadian regulators continued to encourage facilities-based competition, which balances ongoing investment with rigorous competition.

Investing for continued growth

Our significant broadband investments have put us at the forefront of delivering a superior customer experience. Our future friendly home service bundle, including innovative Optik TV 4K and Pik TV service options, continues to differentiate us and drive our success in customer additions, despite increased competition from rival cable-TV providers and over-the-top video services. Our comprehensive integrated wireless and wireline solutions target high-value business customers across the country, helping to maximize their IT investments and drive greater business agility. TELUS International (TI) expanded its presence and capabilities through acquisitions, while TELUS Health continued to extend its reach. With these growing markets and our focus on efficiency and effectiveness, we remained one of the few established telecoms in the world generating positive wireline revenue, EBITDA and customer growth in 2017.

In 2017, we advanced our capabilities by:

•             Expanding and enhancing our gigabit-capable fibre-optic network, TELUS PureFibre, which now reaches 1.44 million premises in B.C., Alberta and Eastern Quebec – nearly 50% of our current target footprint

•             Enhancing our Optik TV content offering with a revamped Optik TV app and the launch of Pik TV, which gives customers flexible and affordable access to live TV and streaming apps like Netflix and YouTube through a self-install media box

•             Further developing our cloud and managed IT solutions for businesses, as well as Internet of Things offerings, to deliver an enhanced, flexible and secure customer experience

•             Welcoming new TI clients with the acquisition of Voxpro, to help meet our fast-growing customer demands for more locations, flexible and agile support structures, and highly engaged multilingual team members

•             Complementing the geographic reach and quality of TELUS Health’s national pharmacy management services by acquiring Kroll Computer Systems.

In 2018, we are reinforcing our leadership position by:

•             Continuing to elevate the customer experience by putting our customers first, simplifying products and delivering exceptional service

•    Further expanding the capabilities, speed and reliability of our TELUS PureFibre network

•             Continuing to grow our TV and Internet subscriber bases by introducing and promoting new and innovative services, including home security, to our future friendly® home bundle

•             Driving sales and efficiency in the enterprise and business markets through enhanced connectivity, tailored solutions and high-quality customer service

•             Growing our evolving TI operations and strategy by integrating Voxpro and attracting new business with the addition of next-generation IT consulting services following the successful acquisition of Xavient Information Systems in early 2018

•             Advancing our strategy to improve the delivery of healthcare by increasing the adoption of our innovative healthcare technology solutions, which support greater collaboration across the healthcare ecosystem and drive better patient outcomes.

We offer

•            Comprehensive high-speed Internet access with a growing fibre-optic network

•            Differentiated TELUS Optik TV 4K and Pik TV service

•            Reliable home phone service

•            Home automation and security

•            Leading IP networks and applications for businesses

•            Hosting, managed IT, security and cloud-based services

•            Innovative healthcare technology solutions

•            Business process outsourcing solutions

2017 results – wireline

+1.5%	+4.0%

Revenue	Adjusted
(external)	EBITDA
2017: $5.77 billion	2017: $1.73 billion
2016: $5.68 billion	2016: $1.67 billion

Visit telus.com/smarthome to learn how to get connected

TELUS 2017 ANNUAL REPORT • 19

OUR SOCIAL PURPOSE

We are creating a friendlier future

Together, we are bridging the digital and
socio-economic divides, enabling us all to be connected,
safe and healthy in our online world.

Bridging the divides

We are connecting Canadians with the information and people that matter most to them. Through our leading networks, advanced technologies and innovative social solutions, we are helping citizens fully participate in our increasingly digital world.

In 2017, we launched TELUS Mobility for Good in B.C. to provide young adults transitioning from foster care into independent living with a smartphone and rate plan at no charge. The program ensures that young people can access the critical services and resources they need, such as job training and employment opportunities, and stay connected with their support networks. It also offers digital literacy training and access to TELUS WISE (wise Internet and smartphone education), our free educational program, to help them stay safe online. The program will be expanding to Ontario in 2018.

This initiative builds on our TELUS Internet for Good program, introduced in B.C. in 2016 and Alberta in 2017, which is providing low-income families with TELUS-subsidized home Internet service and access to a low-cost computer and digital literacy training.

Transforming healthcare

We are enabling remarkable health outcomes through the use of innovative technology solutions, helping patients get better care while easing the burden on the healthcare system. We are working with health authorities and community partners to build a more sustainable healthcare system to address a need for increased patient satisfaction, experience and safety, as well as improved clinical access and lower costs.

As an example, TELUS Health partnered with Doctors of the World, an international organization that provides medical care to vulnerable populations, on one of Canada’s first mobile healthcare clinics. Located in Montreal, the mobile clinic leverages TELUS Health technology to provide care to disadvantaged people directly where they live. Equipped with TELUS LTE Wi-Fi network connectivity and TELUS Health electronic medical records solutions, the mobile clinic enables doctors to offer critical medical care and improved health outcomes to those in need. In 2017, more than 2,000 patients received medical care through the clinic, bringing the total to more than 4,000 since the program began in 2014. Plans are in place to introduce two mobile clinics to B.C. in 2018.

Caring for our planet

We continue to advance our efforts to promote a healthier, more sustainable environment. In 2017, we progressed our long-term partnership with the Nature Conservancy of Canada (NCC) by becoming its official technology and innovation partner. Our three-year, $750,000 agreement is providing the NCC with the latest technology – such as Internet connectivity, data capacity, hardware, a wide area network and new phone systems – that will help it more effectively protect 1. 2 million hectares of natural habitats, home to some of Canada’s most endangered species.

20 • TELUS 2017 ANNUAL REPORT

Giving a million hours

In 2017, in celebration of Canada 150+, TELUS team members,

along with Canadians from coast to coast, volunteered

more than one million hours to help improve our communities

and create meaningful social outcomes.

We place great emphasis on ensuring our buildings meet the highest leadership in energy and environmental design (LEED) standards. Currently, TELUS is the single largest leaseholder of LEED-certified real estate in the country. Our new Calgary office tower, TELUS Sky®, is scheduled for completion in 2019 and is being built to LEED platinum standards.

For more information on our sustainability practices, visit telus.com/sustainability.

Advancing education and keeping Canadians safe online

Recognizing the importance education plays in empowering our youth and ensuring their future success, we look for opportunities to fund youth-based education programs and use the power of technology to ensure equal access to learning. Additionally, as digital interactions increase, we remain committed to helping Canadians stay safe online.

An important element of our digital strategy is TELUS WISE, which offers innovative training and educational resources to Canadians of all ages about safe and responsible Internet use. As part of this program, we provide youth with critical tools and knowledge that can help them recognize and combat cyberbullying and learn how to keep themselves and their friends safe in our digital society. In 2017, we surpassed 1.7 million engagements with TELUS WISE.

We also inspire youth to drive social change through our 10-year partnership with WE, an international charity and educational partner. TELUS is the national co-title sponsor of WE Day, the largest series of youth education and empowerment events in North America, which brings socially minded teens and pre-teens together with world-renowned motivational speakers and individuals who have overcome adversity. Last year, 136,000 youth attended 11 WE Day events across Canada.

In addition, TELUS recently collaborated with WE to develop a co-branded school curriculum that focuses on cyberbullying and digital citizenship, and features TELUS WISE resources. The curriculum, which was distributed to 6,000 schools and groups across Canada in 2017, includes educational resources and lesson plans that are designed to help youth rise above cyberbullying and create positive change in their communities.

Helping those in need

Our team is passionate about making a positive social impact and providing support for those who need it most. We are guided by our community philosophy – we give where we live® – and are committed to making a difference in our communities. Our vision is to create strong, sustainable communities, with a particular focus on empowering our youth to reach their full potential.

In 2017, TELUS, our team members and retirees contributed more than $45 million to charitable and community organizations and volunteered one million hours.

TELUS 2017 ANNUAL REPORT • 21

EXECUTIVE LEADERSHIP TEAM

We are leading the way and lending a hand

Together, we look for opportunities to make a positive

impact and contribute to strong, healthy and sustainable

communities. Here are some of the ways members of our

Executive Leadership Team give back to local communities.

Phil Bates

Executive Vice-President

(EVP), Business

Transformation and

Operations

Location: Vancouver,

British Columbia

Joined TELUS: 2003

Executive: 2015

TELUS shareholdings: 107,128

Phil Bates assembling

Comfort Kits with fellow team

members at TELUS Garden®

in Vancouver, B.C.

Josh Blair gardening at the Dr. Peter AIDS Centre with his wife, Andrea Martin Blair, and sons, Henry and Ethan, in Vancouver, B.C.

Josh Blair

Chief Corporate Officer; EVP, TELUS

Health and Business Solutions West;

and Chair, TELUS International

Location: Vancouver, British Columbia

Joined TELUS: 1995

Executive: 2007

TELUS shareholdings: 325,206

Doug French (left) volunteering at the Dr. Peter AIDS Centre with his wife, Ann, daughters, Samantha and Rachel, and father, Don, in Vancouver, B.C.	Doug French EVP and Chief Financial Officer Location: Vancouver, British Columbia Joined TELUS: 2000 (Clearnet: 1996) Executive: 2016 TELUS shareholdings: 75,123	David Fuller participating in the JDRF TELUS Walk to Cure Diabetes with his wife, Carmen, in Toronto, Ontario.	David Fuller EVP and President, TELUS Consumer and Small Business Solutions Location: Toronto, Ontario Joined TELUS: 2004 Executive: 2014 TELUS shareholdings: 201,676

22 • TELUS 2017 ANNUAL REPORT

Tony Geheran

EVP and President,

Broadband Networks

Location: Vancouver,

British Columbia

Joined TELUS: 2001

Executive: 2015

TELUS shareholdings: 119,205

Tony Geheran participating

in Habitat for Humanity’s

Carter Place Home Dedication

Ceremony, with recipients of

the new home, in Edmonton,

Alberta.

François Gratton landscaping at The Lighthouse Children and Families with his daughter, Stéphanie, and son, Alexandre, in Montreal, Quebec.

François Gratton

EVP, Partner Solutions, and

President, Business Solutions East

and TELUS Québec

Location: Montreal, Quebec

Joined TELUS: 2008 (Emergis: 2002)

Executive: 2015

TELUS shareholdings: 121,553

Sandy McIntosh (right) participating in the OneWalk to Conquer Cancer with her niece, Zoe Dicaire, in Toronto, Ontario.	Sandy McIntosh EVP, People and Culture, and Chief Human Resources Officer Location: Toronto, Ontario Joined TELUS: 2007 Executive: 2015 TELUS shareholdings: 108,699	Monique Mercier (right) marching in the Pride Parade with Nicole Bleau in Vancouver, B.C.	Monique Mercier EVP, Corporate Affairs, and Chief Legal and Governance Officer Location: Vancouver, British Columbia Joined TELUS: 2008 (Emergis: 1999) Executive: 2011 TELUS shareholdings: 113,622

Eros Spadotto	Darren Entwistle
EVP, Technology Strategy	President and Chief Executive Officer
Location: Toronto, Ontario	More information can be found on page 27
Joined TELUS: 2000
(Clearnet: 1995)
Executive: 2005
TELUS shareholdings: 175,349
Eros Spadotto assembling backpacks for children in need in Ottawa, Ontario.	For further information, visit telus.com/ELT

TELUS shareholdings represent the total common shares and restricted stock units held as at December 31, 2017.

TELUS 2017 ANNUAL REPORT • 23

QUESTIONS AND ANSWERS

We are communicating

with clarity and transparency

We spoke with some members of our Executive Leadership Team

to garner their thoughts on issues that are top of mind for investors,

such as our generational investments in advanced broadband

technologies, the competitive landscape and our growth strategies.

How will Canadians benefit from TELUS’ investments in broadband?

Our investments to evolve our broadband networks and our momentum in bringing state-of-the-art technologies to market are driving extraordinary benefits for Canadians. Through our TELUS PureFibre network, which now reaches 109 communities in B.C., Alberta and Quebec, we are delivering on Canadians’ demands for improved reliability and ultra-fast speeds, and future-proofing communities for generations. We are currently developing solutions with the capability to support residential speeds faster than 1 Gbps and the delivery of high-bandwidth augmented and virtual reality services. Likewise, our 4G LTE network was recognized for its superior performance among Canadian networks by four prominent independent sources in 2017, and brings greater reliability and faster speeds to 99 per cent of our population. Our investments in broadband provide Canadians with the most advanced solutions and promote economic development by enabling businesses to leverage world-leading networks to compete on a global scale. Our team remains focused on progressing our wireless leadership position, hastening the evolution of TELUS’ broadband networks and deploying 5G in the coming years.

What is TELUS doing to differentiate itself from the competition?

The landscape in which we operate is increasingly competitive and 2017 saw us extend our leadership in service excellence. Our customers enjoy the benefits of a superior network and a talented team that is focused on providing exceptional customer experiences. We constantly look for ways to make it easy for our customers and strive to give them the information they need at their fingertips. In 2017, we elevated our digital experience with investments in our My Account app, which has been downloaded over one million times. We have over 1,900 points of distribution, including 14 Connected Experience stores, enabling us to share our lineup of leading digital life solutions in a meaningful way. We significantly expanded our reach in Manitoba, where our customers now benefit from our $70 million investment in the province’s largest 4G LTE network. Our true differentiator remains our outstanding team members, who embody a culture of putting our customers first, strive to be as transparent as possible and commit to investing in our communities. Combining trust in our brand with our industry-leading TELUS PureFibre and award-winning LTE mobility networks continues to be a recipe for success for TELUS. Our team’s tireless emphasis on differentiating ourselves through innovation and service excellence will continue in 2018 and beyond.

24 • TELUS 2017 ANNUAL REPORT

“Our customers enjoy the benefits	“Our investments in broadband
of a superior network and a talented	provide Canadians with the most
team that is focused on providing	advanced solutions and promote
exceptional customer experiences.”	economic development.”
David Fuller	Eros Spadotto

What’s the latest with telecom regulation?

We have a good relationship with government and regulators. Our industry has been top of mind for the government – particularly in terms of connectivity, affordability and competition. The government has stressed the importance of network builders such as TELUS and the need to sustain an attractive investment environment. We partnered with the Government of Canada through its Connect to Innovate program and, together with the Government of Quebec, committed nearly $45 million to bring our broadband networks to underserved communities and extend our world-class technology to more Canadians. In terms of wireless connectivity and affordability, we proactively worked with governments to demonstrate that our TELUS, Koodo and Public Mobile brands offer citizens a near-ubiquitous wireless experience, as well as choice, flexibility and a range of affordable price points. Our concerted effort to put customers first and respond to their requirements is the core of our business and will continue to be reflected in our submissions on spectrum auction rules, mandated roaming and wholesale access.

How are broadband investments driving continuous innovation?

We are committed to innovation and enabling technologies that improve the lives of Canadians. We are working to build the latest broadband technologies and capitalize on the promise of convergent network technologies, in support of powering the smart homes, businesses, cities and healthcare apps of tomorrow. In 2017, we accelerated our TELUS PureFibre deployment, which now provides access to 1.44 million homes and businesses. We also broke new ground in advancing 5G wireless capabilities in our Living Lab, including successfully piloting 5G wireless-to-the-premises technology, as well as

TELUS 2017 ANNUAL REPORT • 25

“We proactively worked with	“Through TELUS Health, we continue
governments to demonstrate that	to deliver on our vision to enable
our brands offer citizens choice,	better health outcomes for Canadians
flexibility and a range of affordable	through better health information
price points.”	for less money spent.”
Monique Mercier	Josh Blair

leveraging 3.5 GHz spectrum to achieve mobile download speeds eclipsing 2 Gbps. These advancements are placing Canada at the forefront of global 5G research and creating the foundation to provide next-generation services. We became the first carrier in Canada to deploy licensed assisted access technology to achieve record-breaking wireless speeds of nearly 1 Gbps. Our Network as a Service solution for businesses was recognized as Most Innovative Product/Service for Operators by Telecom Review and is enabling software-defined networking capabilities and the virtualized networks of the future.

How is TELUS positioned for success versus its peers in wireless?

Our success in mobility begins by leveraging our network’s superior reach, speed and quality. We continue by focusing on putting customers first and ensuring they have the best customer experience in the industry, as evidenced by TELUS having the fewest complaints among our national peers with the Commission for Complaints for Telecom-television Services. These same customers are staying with us longer, which is reflected in our industry-leading client loyalty. In fact, TELUS has earned a wireless postpaid churn rate of less than one per cent for four full years. We achieve these levels of excellence by focusing on what matters most to our customers, including removing pain points and enhancing our self-serve options in an effort to make it easier for our customers to do business with us. Our mobile and home bundled offerings, as well as our family plans and suite of features that enable customers to better manage their data usage with real-time data notifications, are compelling incentives to join and stay with TELUS.

How will TELUS International maintain its path of growth?

TELUS International (TI), under the leadership of President and CEO, Jeffrey Puritt, remains focused on providing outstanding contact centre and business process and IT solutions to our global customers, offering service in over 35 languages by our talented team of 30,000 team members. We continue to partner with organizations that share our commitment to providing world-class client experiences by helping them to provide better service for their customers. TI continues to focus on growth and, in 2017, expanded with our acquisition of Voxpro, which has extended our U.S. footprint and added new capacity in Europe and Asia. Additionally, our acquisition of Xavient adds client diversity, next-generation IT solutions and operations in the U.S. and India that will help us sustain our double-digit growth trajectory. These strategic acquisitions will contribute to TI’s expansion across key capabilities, client verticals and geographic regions, and will have a positive impact on the strength of both TELUS and TI over the longer term. Importantly, TI continues to provide diversification to TELUS’ long-term growth profile and its growth supports our generational investments in broadband networks across Canada.

How is TELUS Health contributing to TELUS’ growth?

Through TELUS Health, we continue to deliver on our vision to enable better health outcomes for Canadians through better health information for less money spent. We are investing to bring patient-centred solutions to market that improve the flow of patient information across the continuum of care. Notably, our recent acquisitions – such as Kroll, a complementary pharmacy management software company, and Practimax, an advanced electronic medical records solution – have expanded our suite of offerings. We also launched MedDialog, which enables doctors to communicate electronically and securely with each other regarding the care of their patients, allowing for seamless communication, greater efficiency and better patient care. As well, we are partnering with Canada Health Infoway to bring electronic prescribing to physicians, pharmacists and consumers across Canada, starting with Alberta and Ontario. These are just a few examples of how we are continuously striving to be the health IT partner of choice for Canadian physicians, pharmacists, extended healthcare providers, insurers and consumers.

26 • TELUS 2017 ANNUAL REPORT

Board of Directors

1	R.H. (Dick) Auchinleck, TELUS Chair	6	Mary Jo Haddad	11	Sarabjit (Sabi) S. Marwah
	Residence: Victoria, British Columbia		Residence: Oakville, Ontario		Residence: Toronto, Ontario
	Director since: 2003		Director since: 2014		Director since: 2015
	TELUS shareholdings: 192,765		TELUS Committee: Chair, Human Resources and Compensation		TELUS Committees: Audit and CorporateGovernance TELUS shareholdings: 20,094
2	Raymond T. Chan		TELUS shareholdings: 21,736
Residence: Calgary, Alberta
	Director since: 2013	7	Kathy Kinloch	12	Claude Mongeau
	TELUS Committees: Pension, and		Residence: Vancouver, British Columbia		Residence: Montreal, Quebec
	Human Resources and Compensation		Director since: 2017		Director since: 2017
	TELUS shareholdings: 36,802		TELUS Committee: Audit		TELUS Committee: Audit
			TELUS shareholdings: 4,338		TELUS shareholdings: 71,746
3	Stockwell Day
	Residence: Vancouver, British Columbia	8	John S. Lacey	13	David Mowat
	Director since: 2011		Residence: Thornhill, Ontario		Residence: Edmonton, Alberta
	TELUS Committees: Human Resources		Director since: 2000		Director since: 2016
	and Compensation; and Chair, Pension		TELUS Committees: Corporate		TELUS Committees: Audit, and Human
	TELUS shareholdings: 34,621		Governance, and Human Resources		Resources and Compensation
			and Compensation		TELUS shareholdings: 15,499
4	Lisa de Wilde		TELUS shareholdings: 160,007
	Residence: Toronto, Ontario			14	Marc Parent
	Director since: 2015	9	William (Bill) A. MacKinnon		Residence: Montreal, Quebec
	TELUS Committees: Corporate		Residence: Toronto, Ontario		Director since: 2017
	Governance and Pension		Director since: 2009		TELUS Committee: Audit
	TELUS shareholdings: 14,311		TELUS Committee: Chair, Audit		TELUS shareholdings: 1,553
TELUS shareholdings: 76,044
5	Darren Entwistle			TELUS shareholdings represent the total common shares and deferred stock units (restricted stock units for Darren Entwistle) held as at December 31, 2017.
	Residence: Vancouver, British Columbia	10	John Manley
	Director since: 2000		Residence: Ottawa, Ontario
	TELUS shareholdings: 605,113		Director since: 2012		For further information, visit telus.com/Board
TELUS Committees: Pension; and Chair,
Corporate Governance
TELUS shareholdings: 36,202

TELUS 2017 ANNUAL REPORT • 27

CORPORATE GOVERNANCE

We are dedicated to good governance and integrity

Together, we are strongly committed to sound and effective practices in corporate governance and full and fair disclosure. Our ongoing efforts to enhance our practices help us pursue greater transparency and ensure integrity in our actions.

Guiding our business

We announced the appointment of three new directors in 2017. Kathy Kinloch and Claude Mongeau were elected as directors in May, and Marc Parent joined our Board in November. Collectively, Kathy, Claude and Marc bring a wealth of strategic expertise, significant experience in key markets and extensive knowledge in areas that are aligned with our vision and business strategy.

We initiated our committee chair succession process in May 2016, with Mary Jo Haddad replacing John Lacey as Chair of the Human Resources and Compensation Committee in 2017. John remains a member of the committee, acting as a resource and helping the Board ensure a smooth transition with an emphasis on continuity and consistency.

Fostering diversity

We recognize that cultivating diversity provides a major competitive advantage and helps to ensure our Board benefits from a broader range of perspectives and relevant experience that better reflects our customers and the communities we serve. In support of our Board diversity policy, we set targets to have diversity represented by not less than 30 per cent of our Board’s independent members by 2017, and a minimum representation of 30 per cent of each gender by the end of 2018.

For a full statement of TELUS’ corporate governance practices, including our Board policy manual and disclosure regarding our governance practices compared to those required by the New York Stock Exchange, refer to the TELUS 2018 information circular or visit telus.com/governance

Currently, 38 per cent (five members) of our independent directors represent this diversity, exceeding our goal of 30 per cent. As well, 23 per cent (three members) of our independent directors are women, and we are working toward meeting our goal of having 30 per cent of each gender represented in 2018.

Earning the trust of our stakeholders

Adhering to high ethical standards is essential to everything we do at TELUS. Together, we know that having a shared commitment to integrity and fostering a culture of open communication sets the foundation for earning the trust of our customers, investors and team members.

Each year, we review our code of ethics and conduct to ensure it remains relevant. We also update our online learning course, called Integrity, which establishes the expectations of how we conduct business and interact with each other, as well as with our customers, investors, suppliers and communities. The course focuses on four main themes – ethics, privacy, security and respect – and is mandatory for all team members and the majority of our contractors.

In 2017, we advanced efforts to help our stakeholders better understand our commitment to protecting personal information and being transparent about how we collect, use and secure information. We enhanced our privacy training with a stand-alone annual mandatory training course. We also updated our privacy commitment and code, adding more detail and streamlining the information to make it easier for customers to find what they need on our website and helping them increase their understanding of our privacy practices. As well, we introduced a comprehensive privacy management program framework that incorporates a variety of controls and practices to protect the privacy of our customers and team members. For more information, visit telus.com/privacy.

28 • TELUS 2017 ANNUAL REPORT

Long-standing best practices in corporate governance	Say-on-pay vote	Majority voting policy	Clawback policy

Board diversity policy	Shareholder engagement policy	Code of ethics and conduct and EthicsLine	Privacy management programframework	Enterprise risk governance and oversight

Board recruitment process and orientation programs	Mandatory continuing education sessions for the Board	Board and committee succession planning	CEO succession planning

Board, committee and director evaluations	Director term limits	Share ownership guidelines for directors and executives

We continue to provide an EthicsLine for anonymous and confidential questions or complaints on internal controls and other issues related to integrity. Calls are handled by an independent agency, offering multi-language services to internal and external callers 24 hours a day. For the 15th consecutive year, none of the calls made to the Ethics Office in 2017 involved breaches by team members with a significant role in internal controls over financial reporting.

Encouraging communication

We place great importance on communicating with our stakeholders and providing opportunities for open and honest dialogue, which is demonstrated by our shareholder engagement policy. We recognize that timely and regular communication helps investors make sound, informed investment decisions.

In 2017, we participated in numerous investor conferences and tours and met with many institutional investors in Canada, the United States and Europe. As well, Dick Auchinleck, TELUS Chair, along with some of our executives, met with representatives of the Canadian Coalition for Good Governance to discuss our sustainability program and best practices in this area. To view past and upcoming events, visit telus.com/investors.

Gaining recognition for our efforts

Our efforts to achieve excellence in corporate governance and provide transparent disclosure continue to be recognized. In 2017, we received the Award of Excellence in Corporate Governance Disclosure and a Gold Award in Corporate Reporting from the Chartered Professional Accountants of Canada. In addition, our 2016 annual report placed first in the world in the telecommunications sector in the 2017 Annual Report on Annual Reports by ReportWatch, an international ranking by industry sector.

To provide shareholder feedback or comments to our Board, email board@telus.com

TELUS 2017 ANNUAL REPORT • 29

CFO LETTER TO INVESTORS

We are building outstanding value for our shareholders

Together, our team delivered strong financial results in 2017, meeting our revenue and earnings growth targets for the seventh year running, while continuing to make generational investments in our advanced broadband networks and delivering significant returns to our shareholders.

Delivering growth and shareholder value

Our financial results in 2017 reflected profitable growth across our wireless and wireline businesses. Outstanding postpaid wireless gross loading, combined with industry-leading churn, led to our best wireless customer growth since 2013. The ever-increasing demand for data services also drove another year of robust growth in average revenue per subscriber. In wireline, we balanced solid high-speed Internet and TV customer growth with consistent, positive financial performance while slowing losses in high-margin legacy network access lines. We also made strategic acquisitions to bolster our diversified TELUS Health and TELUS International businesses.

In 2017, we reached the peak of our capital investments with a record $3.1 billion invested, and we are nearing the halfway point of our fibre-optic build. We generated $966 million in free cash flow in 2017 and we are expecting an increase of more than 37 per cent in 2018, as a result of our strategic investments and efficiency initiatives, which are continuing to drive profitable growth in our key markets.

We continued our industry-leading dividend growth program, returning more than $1.1 billion in dividends during the year, with our shareholders enjoying a total annual return of 16 per cent in 2017. This is the seventh year of the past eight that TELUS has delivered a double-digit annual shareholder return, reflecting our commitment to a strategy that supports shareholder-friendly initiatives, despite economic and competitive pressures.

Leading the way

Looking ahead, we will continue delivering value to investors and supporting our targeted seven to 10 per cent annual dividend growth program through to the end of 2019 by:

•   Delivering on our profitable growth strategy

•   Maintaining our strong balance sheet and being careful stewards of capital over the long term

•   Maximizing the value of our investments to drive profitable growth and positive free cash flow

•   Continuing to implement our operational effectiveness initiatives in order to achieve an optimal cost structure.

Consolidated 2018 targets1

4 to 6%	4 to 7%	3 to 9%	~ $2.85
billion

Revenues	Adjusted EBITDA[2]	Basic earnings per share	Capital expenditures

$13.835 to $14.100 billion	$5.105 to $5.230 billion	$2.53 to $2.68	(excluding spectrum licences)

1      See Caution regarding forward-looking statements on page 38 of this report.

2      For a definition of this non-GAAP measure, see Section 11 of Management’s discussion and analysis in this report.

30 • TELUS 2017 ANNUAL REPORT

Financial review

“We continued our industry-leading dividend growth program, returning more than $1.1 billion in dividends during the year, with our shareholders enjoying a total annual return of 16 per cent in 2017.”
30–31

CFO letter to investors

A look at TELUS’ financial performance and how we create value for our investors

32–37

Corporate social responsibility is deeply embedded in our culture. We are taking an integrated approach to our strategy, operations and reporting to ensure a resilient business model that reflects the opportunities and risks posed by environmental and social issues. As a founding member of the Prince’s Accounting for Sustainability project, we are working to demonstrate the ways in which finance and business can play a role in creating a healthier and more sustainable future.

We believe that investing in customers, communities and team members is integral to our success. This commitment enables us to build on our world-class culture and support our highly engaged team members who continue to put customers first. It also helps drive sustainable financial success and value creation for our investors.

Creating ongoing value

Our proven strategy to deliver the best solutions to Canadians by investing in technology, network reliability and future capabilities will continue to fuel our growth, industry leadership and best-in-class shareholder return. Building on the momentum generated in 2017, we will maintain a relentless focus on achieving our financial commitments and positioning TELUS for continued success in 2018 and beyond.

Best regards,

Doug French

Executive Vice-President and Chief Financial Officer

February 16, 2018

Financial and operating statistics

Annual and quarterly financial and operating information

38–110

Management’s discussion and analysis

A discussion of our financial position and performance

111–174

Consolidated financial statements

2017 consolidated financial statements and accompanying notes

175–Back cover

Additional investor resources

Glossary, investor information and reasons to invest in TELUS

TELUS 2017 ANNUAL REPORT • 31

Annual consolidated financial information

Consolidated
Statement of income (millions)	2017	2016	2015	2014	2013	2012	2011
Operating revenues	$ 13,304	$ 12,799	$ 12,502	$ 12,002	$ 11,404	$ 10,921	$ 10,397
Operating expenses before restructuring and other costs, depreciation and amortization[1]	8,391	8,091	8,014	7,711	7,288	7,014	6,697
EBITDA – excluding restructuring and other costs[1]	4,913	4,708	4,488	4,291	4,116	3,907	3,700
Restructuring and other costs[2]	139	479	226	75	98	48	35
EBITDA[1]	4,774	4,229	4,262	4,216	4,018	3,859	3,665
Depreciation and amortization	2,169	2,047	1,909	1,834	1,803	1,865	1,810
Operating income	2,605	2,182	2,353	2,382	2,215	1,994	1,855
Financing costs before long-term debt prepayment premium	573	520	447	443	424	374	383
Long-term debt prepayment premium	–	–	–	13	23	–	–
Income before income taxes	2,032	1,662	1,906	1,926	1,768	1,620	1,472
Income taxes	553	426	524	501	474	416	346
Net income	$ 1,479	$ 1,236	$ 1,382	$ 1,425	$ 1,294	$ 1,204	$ 1,126
Net income attributable to common shares[3]	$ 1,460	$ 1,223	$ 1,382	$ 1,425	$ 1,294	$ 1,204	$ 1,130

Share information[3]	2017	2016	2015	2014	2013	2012	2011
Basic total weighted average shares
outstanding (millions)	593	592	603	616	640	651	649
Year-end shares outstanding (millions)	595	590	594	609	623	652	650
Basic earnings per share (EPS)	$ 2.46	$ 2.06	$ 2.29	$ 2.31	$ 2.02	$ 1.85	$ 1.74
Dividends declared per common share	1.97	1.84	1.68	1.52	1.36	1.22	1.1025

Financial position (millions)	2017	2016	2015	2014	2013	2012	2011
Capital assets, at cost[4]	$ 47,958	$ 46,684	$ 44,686	$ 41,512	$ 38,575	$ 37,189	$ 36,586
Accumulated depreciation and amortization[4]	25,932	25,856	24,965	24,592	23,616	22,843	22,469
Total assets	29,548	27,729	26,406	23,217	21,566	20,445	19,931
Net debt[5]	13,422	12,652	11,953	9,393	7,592	6,577	6,959
Total capitalization[6]	21,634	20,546	19,566	16,809	15,576	14,223	14,461
Long-term debt	12,256	11,604	11,182	9,055	7,493	5,711	5,508
Owners’ equity	8,263	7,936	7,672	7,454	8,015	7,686	7,513

32 • TELUS 2017 ANNUAL REPORT

Quarterly consolidated financial information

Consolidated
Statement of income (millions)	Q4 2017	Q3 2017	Q2 2017	Q1 2017	Q4 2016	Q3 2016	Q2 2016	Q1 2016
Operating revenues	$ 3,467	$ 3,366	$ 3,273	$ 3,198	$ 3,305	$ 3,238	$ 3,148	$ 3,108
Operating expenses before restructuring and other costs, depreciation and amortization[1]	2,284	2,134	2,040	1,933	2,188	2,047	1,936	1,920
EBITDA – excluding restructuring and other costs[1]	1,183	1,232	1,233	1,265	1,117	1,191	1,212	1,188
Restructuring and other costs[2]	60	36	39	4	348	60	23	48
EBITDA[1]	1,123	1,196	1,194	1,261	769	1,131	1,189	1,140
Depreciation and amortization	564	547	526	532	533	515	499	500
Operating income	559	649	668	729	236	616	690	640
Financing costs before long-term debt prepayment premium	144	149	142	138	134	129	134	123
Long-term debt prepayment premium	–	–	–	–	–	–	–	–
Income before income taxes	415	500	526	591	102	487	556	517
Income taxes	133	130	140	150	15	132	140	139
Net income	$ 282	$ 370	$ 386	$ 441	$ 87	$ 355	$ 416	$ 378
Net income attributable to common shares	$ 281	$ 367	$ 379	$ 433	$ 81	$ 348	$ 416	$ 378

Share information	Q4 2017	Q3 2017	Q2 2017	Q1 2017	Q4 2016	Q3 2016	Q2 2016	Q1 2016
Basic total weighted average shares outstanding (millions)	595	594	592	591	591	592	593	593
Period-end shares outstanding (millions)	595	594	593	591	590	591	592	593
Basic EPS	$ 0.47	$ 0.62	$ 0.64	$ 0.73	$ 0.14	$ 0.59	$ 0.70	$ 0.64
Dividends declared per common share	0.5050	0.4925	0.4925	0.4800	0.48	0.46	0.46	0.44

1              These are non-GAAP measures and do not have standardized meanings under International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB). Therefore, they are unlikely to be comparable to similar measures presented by other companies. For definitions or more information, see Section 11 of the MD&A in this report.

2              Includes a $305 million immediately vesting transformative compensation expense recorded in the fourth quarter of 2016.

3              Common shares and non-voting shares prior to February 4, 2013.

4              Includes Property, plant and equipment and Intangible assets.

5              The summation of Long-term debt excluding unamortized debt issuance cost, Current maturities of long-term debt, Short-term borrowings, and net deferred hedging liability related to U.S. dollar commercial paper and U.S. dollar Notes, less Accumulated other comprehensive income amounts arising from financial instruments used to manage interest rate and currency risks associated with U.S. dollar-denominated long-term debt (excluding tax effects) and Cash and temporary investments.

6              Net debt plus Owners’ equity excluding Accumulated other comprehensive income (loss).

Note: Certain comparative information has been restated to conform with the 2017 presentation.

TELUS 2017 ANNUAL REPORT • 33

Annual operating statistics

Consolidated	2017	2016	2015	2014	2013	2012	2011

Cash flow statement information
Cash provided by operating activities (millions)	$3,947	$3,219	$3,556	$3,407	$3,246	$3,219	$2,550
Cash used by investing activities (millions)	(3,643)	(2,923)	(4,477)	(3,668)	(2,389)	(2,058)	(1,968)
Cash provided (used) by financing activities (millions)	(227)	(87)	1,084	(15)	(628)	(1,100)	(553)

Profitability ratios
Dividend payout[1]	80%	89%	73%	66%	67%	66%	63%
Return on common equity[2]	17.8%	15.4%	18.3%	17.8%	16.8%	15.6%	14.4%
Cash flows to assets[3]	13.4%	11.6%	13.5%	14.7%	15.1%	15.7%	12.8%

Debt and coverage ratios
EBITDA interest coverage ratio[4]	8.7	8.3	9.7	9.5	10.5	11.8	9.8
Net debt to EBITDA ratio[5,6]	2.73	2.69	2.66	2.19	1.84	1.68	1.88

Other metrics
EBITDA[6] less capital expenditures (millions)	$1,819	$1,740	$1,911	$1,932	$2,006	$1,926	$1,853
Free cash flow (millions)[7]	$966	$141	$1,078	$1,057	$1,051	$1,331	$997
Capital expenditures (excluding spectrum licences) (millions)	$3,094	$2,968	$2,577	$2,359	$2,110	$1,981	$1,847
Cash payments for spectrum licences (millions)	–	$145	$2,048	$1,171	$67	–	–
Capex intensity[8]	23%	23%	21%	20%	19%	18%	18%
Total customer connections (000s)[9]	13,050	12,673	12,495	12,228	11,685	11,474	11,050

Employee-related information
Total salaries and benefits (millions)[6]	$3,036	$2,985	$3,007	$2,851	$2,743	$2,474	$2,258
Total active employees[10]	53,600	51,300	47,700	43,700	43,400	42,400	41,100
Full-time equivalent (FTE) employees	52,900	50,500	46,600	42,700	42,300	41,400	40,100

34 • TELUS 2017 ANNUAL REPORT

Quarterly operating statistics

Consolidated	Q4 2017	Q3 2017	Q2 2017	Q1 2017	Q4 2016	Q3 2016	Q2 2016	Q1 2016

Cash flow statement information
Cash provided by operating activities (millions)	$979	$1,133	$1,126	$709	$732	$1,032	$892	$563
Cash used by investing activities (millions)	(734)	(866)	(1,221)	(822)	(848)	(680)	(735)	(660)
Cash provided (used) by financing activities (millions)	(224)	(150)	(328)	475	138	(370)	(207)	352

Profitability ratios
Dividend payout[1]	80%	91%	91%	87%	89%	76%	74%	76%
Return on common equity[2]	17.8%	15.3%	15.2%	16.0%	15.4%	17.9%	18.5%	17.7%
Cash flows to assets[3]	13.4%	12.5%	12.4%	11.8%	11.6%	12.1%	12.3%	12.7%

Debt and coverage ratios
EBITDA interest coverage ratio[4]	8.7	8.5	8.6	8.5	8.3	8.5	8.8	9.2
Net debt to EBITDA ratio[5,6]	2.73	2.76	2.79	2.73	2.69	2.62	2.67	2.74

Other metrics
EBITDA[6] less capital expenditures (millions)	$444	$411	$423	$541	$323	$404	$443	$570
Free cash flow (millions)[7]	$274	$215	$260	$217	$(191)	$98	$126	$108
Capital expenditures (excluding spectrum licences) (millions)	$739	$821	$810	$724	$794	$787	$769	$618
Cash payments for spectrum licences (millions)	–	–	–	–	–	–	$145	–
Capex intensity[8]	21%	24%	25%	23%	24%	24%	24%	20%
Total customer connections (000s)[9]	13,050	12,942	12,810	12,683	12,673	12,577	12,494	12,443

Employee-related information
Total salaries and benefits (millions)[6]	$786	$754	$756	$740	$751	$761	$739	$734

1              Sum of the last quarterly dividends declared per share, divided by the sum of Basic earnings per share reported in the most recent four quarters.

2              Equity share income divided by the average quarterly share equity for the 12-month period. Quarterly ratios are calculated on a 12-month trailing basis.

3              Cash provided by operating activities divided by total assets. Quarterly ratios are based on 12-month trailing cash flow provided by operating activities.

4              EBITDA – excluding restructuring and other costs, divided by Financing costs before long-term debt prepayment premium and capitalized long-term debt interest, calculated on a 12-month trailing basis.

5              Net debt at the end of the period divided by 12-month trailing EBITDA — excluding restructuring and other costs.

6              Excluding restructuring and other costs.

7              EBITDA as reported, adjusted for payments in excess of expense for share-based compensation, restructuring initiatives and defined benefit plans, and deducting cash interest, cash income taxes, gain on exchange of wireless spectrum licences, net gains and equity income from real estate joint venture developments, gains from the sale of property, plant and equipment and capital expenditures (excluding spectrum licences).

8              Capital expenditures (excluding spectrum licences) divided by Operating revenues.

9              The sum of wireless subscribers, residential network access lines, high-speed Internet subscribers and TELUS TV subscribers. Customer connections have been adjusted in certain years. For details on 2017 and 2016 adjustments, see Section 1.3 of the MD&A in this report.

10         Excluding employees in TELUS International, total active employees were 25,700 in 2017, 25,500 in 2016, 27,000 in 2015, 27,900 in 2014, 28,300 in 2013, 28,000 in 2012, and 27,800 in 2011.

Note: Certain comparative information has been restated to conform with the 2017 presentation.

TELUS 2017 ANNUAL REPORT • 35

Annual segment statistics

	2017	2016	2015	2014	2013	2012	2011

Wireless segment
Network revenues (millions)	$6,964	$6,541	$6,298	$6,008	$5,641	$5,367	$5,004

Operating revenues (millions)[1]	$7,578	$7,173	$6,994	$6,641	$6,177	$5,886	$5,500
Operating expenses before restructuring and other costs, depreciation and amortization (millions)	4,400	4,146	4,107	3,884	3,543	3,415	3,321

EBITDA – excluding restructuring and other costs (millions)	3,178	3,027	2,887	2,757	2,634	2,471	2,179
Restructuring and other costs (millions)[2]	79	121	81	30	30	13	2

EBITDA (millions)	$3,099	$2,906	$2,806	$2,727	$2,604	2,458	$2,177

EBITDA margin[3]	41.9%	42.2%	41.3%	41.5%	42.6%	42.0%	39.6%
Capital expenditures (excluding spectrum licences) (millions)	$978	$982	$893	$832	$712	$711	$508
Cash payments for spectrum licences (millions)	–	$145	$2,048	$1,171	$67	–	–

Subscriber gross additions (000s)[4,5]	1,460	1,399	1,443	1,620	1,614	1,646	1,798
Subscriber net additions (000s)[4,5]	296	173	176	252	307	331	369
Subscribers (000s)[4,5,6,7]	8,911	8,585	8,457	8,281	7,807	7,670	7,340
Wireless market share, subscriber-based	29%	29%	29%	28%	27%	28%	28%

Blended monthly average revenue per unit (ARPU)[4,5]	$67	$65	$63	$62	$61	$60	$59
Monthly blended churn rate[4,5]	1.11%	1.21%	1.26%	1.41%	1.41%	1.47%	1.68%
Monthly postpaid churn rate[5]	0.90%	0.95%	0.94%	0.93%	1.03%	1.09%	1.31%

Wireline segment
Operating revenues (millions)[1]	$5,975	$5,878	$5,743	$5,590	$5,443	$5,246	$5,099
Operating expenses before restructuring and other costs, depreciation and amortization (millions)	4,240	4,197	4,142	4,056	3,961	3,810	3,578

EBITDA – excluding restructuring and other costs (millions)	1,735	1,681	1,601	1,534	1,482	1,436	1,521
Restructuring and other costs (millions)[2]	60	358	145	45	68	35	33

EBITDA (millions)	$1,675	$1,323	$1,456	$1,489	1,414	$1,401	$1,488

EBITDA margin[3]	29.0%	28.6%	27.9%	27.4%	27.2%	27.4%	29.8%
Capital expenditures (millions)	$2,116	$1,986	$1,684	$1,527	$1,398	$1,270	$1,339

Internet subscribers (000s)[8,9,10]	1,743	1,655	1,566	1,475	1,420	1,359	1,286
Residential network access lines (NALs) (000s)[9,11]	1,298	1,374	1,467	1,556	1,643	1,767	1,915
Total TV subscribers (000s)[9]	1,098	1,059	1,005	916	815	678	509

36 • TELUS 2017 ANNUAL REPORT

Quarterly segment statistics

	Q4 2017	Q3 2017	Q2 2017	Q1 2017	Q4 2016	Q3 2016	Q2 2016	Q1 2016

Wireless segment
Network revenues (millions)	$1,772	$1,794	$1,725	$1,673	$1,681	$1,679	$1,608	$1,573

Operating revenues (millions)[1]	$1,982	$1,945	$1,857	$1,794	$1,856	$1,833	$1,768	$1,716
Operating expenses before restructuring and other costs, depreciation and amortization (millions)	1,247	1,133	1,047	973	1,173	1,056	966	951

EBITDA – excluding restructuring and other costs (millions)	735	812	810	821	683	777	802	765
Restructuring and other costs (millions)[2]	27	24	27	1	85	18	9	9

EBITDA (millions)	$708	$788	$783	$820	$598	$759	$793	$756

EBITDA margin[3]	37.1%	41.7%	43.6%	45.8%	36.8%	42.4%	45.4%	44.6%
Capital expenditures (excluding spectrum licences) (millions)	$233	$237	$259	$249	$249	$295	$258	$180
Cash payments for spectrum licences (millions)	–	–	–	–	–	–	$145	–

Subscriber gross additions (000s)[5]	424	399	342	295	398	379	331	291
Subscriber net additions (000s)[5]	98	124	83	(9)	78	80	40	(25)
Subscribers (000s)[5,7]	8,911	8,824	8,700	8,576	8,585	8,507	8,427	8,387
Wireless market share, subscriber-based	29%	29%	29%	29%	29%	29%	29%	29%

Blended monthly ARPU[5]	$67	$69	$67	$66	$66	$67	$64	$63
Monthly blended churn rate[5]	1.23%	1.05%	1.00%	1.18%	1.25%	1.18%	1.15%	1.26%
Monthly postpaid churn rate[5]	0.99%	0.86%	0.79%	0.93%	0.98%	0.94%	0.90%	0.97%

Wireline segment
Operating revenues (millions)[1]	$1,546	$1,483	$1,479	$1,467	$1,515	$1,468	$1,442	$1,453
Operating expenses before restructuring and other costs, depreciation and amortization (millions)	1,098	1,063	1,056	1,023	1,081	1,054	1,032	1,030

EBITDA – excluding restructuring and other costs (millions)	448	420	423	444	434	414	410	423
Restructuring and other costs (millions)[2]	33	12	12	3	263	42	14	39

EBITDA (millions)	$415	$408	$411	$441	$171	$372	$396	$384

EBITDA margin[3]	29.0%	28.3%	28.6%	30.3%	28.6%	28.2%	28.4%	29.1%
Capital expenditures (millions)	$506	$584	$551	$475	$545	$492	$511	$438

Internet subscribers (000s)[9,10]	1,743	1,722	1,703	1,686	1,655	1,631	1,617	1,599
Residential NALs (000s)[9]	1,298	1,312	1,332	1,351	1,374	1,396	1,421	1,441
Total TV subscribers (000s)[9]	1,098	1,084	1,075	1,070	1,059	1,043	1,029	1,016

1             Includes intersegment revenue.

2             Includes a $305 million immediately vesting transformative compensation expense recorded in the fourth quarter of 2016; $70 million in wireless and $235 million in wireline.

3             Excludes restructuring and other costs.

4             Effective January 1, 2014, prepaid subscribers, total subscribers and associated operating statistics have been adjusted for inclusion of 222,000 Public Mobile prepaid subscribers in the opening subscriber balances, and subsequent Public Mobile subscriber changes. TELUS acquired 100% of Public Mobile in November 2013.

5             Subscribers have been adjusted in certain years. For details, see Section 5.4 of the MD&A in this report.

6             Includes an April 1, 2013 adjustment to remove approximately 76,000 machine-to-machine subscriptions and an October 1, 2013 adjustment to remove approximately 94,000 Mike subscriptions.

7             Subsequent to a review of our subscriber base during the first quarter of 2016, our 2016 opening wireless postpaid subscriber base was reduced by 45,000.

8             Effective January 1, 2014, Internet subscribers exclude dial-up subscribers.

9             Subscriber connections have been adjusted in certain years. For details, see Section 5.5 of the MD&A in this report.

10        Subsequent to a review of our subscriber base during the first quarter of 2016, our 2016 opening wireline high-speed Internet subscriber base was increased by 21,000.

11        Effective December 31, 2015, NALs have been restated to remove business NALs and, as such, comparative prior periods have been adjusted to exclude business NALs.

Note: Certain comparative information has been restated to conform with the 2017 presentation.

TELUS 2017 ANNUAL REPORT • 37

Management’s discussion and analysis

Caution regarding forward-looking statements

This document contains forward-looking statements about expected events and the financial and operating performance of TELUS Corporation. The terms TELUS, the Company, we, us and our refer to TELUS Corporation and, where the context of the narrative permits or requires, its subsidiaries.

Forward-looking statements include any statements that do not refer to historical facts. They include, but are not limited to, statements relating to our objectives and our strategies to achieve those objectives, our targets, outlook, updates, and our multi-year dividend growth program. Forward-looking statements are typically identified by the words assumption, goal, guidance, objective, outlook, strategy, target and other similar expressions, or future or conditional verbs such as aim, anticipate, believe, could, expect, intend, may, plan, predict, seek, should, strive and will.

By their nature, forward-looking statements are subject to inherent risks and uncertainties and are based on assumptions, including assumptions about future economic conditions and courses of action. These assumptions may ultimately prove to have been inaccurate and, as a result, our actual results or events may differ materially from expectations expressed in or implied by the forward-looking statements. Our general outlook and assumptions for 2018 are presented in Section 9 General trends, outlook and assumptions in this Management’s discussion and analysis (MD&A).

Risks and uncertainties that could cause actual performance or events to differ materially from the forward-looking statements made herein and in other TELUS filings include, but are not limited to, the following:

•             Competition including: our ability to continue to retain customers through an enhanced customer service experience, including through the deployment and operation of evolving wireless and wireline networks; the ability of industry competitors to successfully launch their respective platforms and to combine a mix of residential local voice over Internet protocol (VoIP), long distance, high-speed Internet access (HSIA) and, in some cases, wire-less services under one bundled and/or discounted monthly rate, along with their existing broadcast or satellite-based TV services; the success of new products, new services and supporting systems, such as Internet of Things (IoT) services for Internet-connected devices; continued intense rivalry across all services among wireless and wireline telecommunications companies, cable-TV providers, other communications companies and over-the-top (OTT) services, which, among other things, places pressures on current and future average revenue per subscriber unit per month (ARPU), cost of acquisition, cost of retention and churn rate for all services, as do customer usage patterns, flat-rate pricing trends for voice and data, inclusive rate plans for voice and data and availability of Wi-Fi networks for data; mergers and acquisitions of industry competitors; pressures on high-speed Internet and TV ARPU and churn rate resulting from market conditions, government actions and customer usage patterns; residential and business network access line (NAL) losses; subscriber additions and retention volumes, and associated costs for wireless, TV and highspeed Internet services; and our ability to obtain and offer content on a timely basis across multiple devices on wireless and TV platforms at a reasonable cost.

•             Technological substitution including: reduced utilization and increased commoditization of traditional wireline voice local and long distance services from impacts of OTT applications and wireless substitution, a declining overall market for paid TV services, including as a result of content piracy and signal theft and as a result of a rise in OTT direct to consumer video offerings and virtual multichannel video programming distribution platforms; the increasing number of households that have only wireless and/or Internet-based telephone services; potential wireless ARPU declines as a result of, among other factors, substitution to messaging and OTT applications; substitution to increasingly available Wi-Fi services; and disruptive technologies such as OTT IP services, including Network as a Service in the business market, that may displace or re-rate our existing data services.

•             Technology including: subscriber demand for data that may challenge wireless networks and spectrum capacity levels in the future and may be accompanied by increases in delivery cost; our reliance on information technology and our need to streamline our legacy systems; technology options, evolution paths and roll-out plans for video distribution platforms and telecommunications networks (including broadband initiatives, such as fibre to the premises (FTTP), wireless small-cell deployment, 5G wireless and availability of resources and ability to build out adequate broadband capacity); our reliance on wireless network access agreements, which have facilitated our deployment of wireless technologies; choice of suppliers and those suppliers’ ability to maintain and service their product lines, which could affect the success of upgrades to, and evolution of, technology that we offer; supplier concentration and market power for network equipment, TELUS TV and wireless handsets; the performance of wireless technology; our expected long-term need to acquire additional spectrum capacity through future spectrum auctions and from third parties to address increasing demand for data; deployment and operation of new wireline broadband networks at a reasonable cost and availability and success of new products and services to be rolled out on such networks; network reliability and change management; self-learning tools and automation that may change the way we interact with customers; and uncertainties around our strategy to replace certain legacy wireline networks, systems and services to reduce operating costs.

•             Capital expenditure levels and potential outlays for spectrum licences in spectrum auctions or from third parties, due to: our broadband initiatives, including connecting more homes and businesses directly to fibre; our ongoing deployment of newer wireless technologies, including wireless small cells to improve coverage and capacity and prepare for a more efficient and timely evolution to 5G wireless services; utilizing acquired spectrum; investments in network resiliency and reliability; subscriber demand for data; evolving systems and business processes; implementing efficiency initiatives; supporting large complex deals; and future wireless spectrum auctions held by Innovation, Science and Economic Development Canada (ISED). Our capital expenditure levels could be impacted if we do not achieve our targeted operational and financial results.

•             Regulatory decisions and developments including: the potential of government intervention to further increase wireless competition; the CRTC wireless wholesale services review, in which it was determined that the CRTC will regulate wholesale GSM-based domestic roaming rates and the setting of such rates charged to wireless service providers (WSPs); the Governor in Council’s order to the CRTC to reconsider whether Wi-Fi networks should be considered a home network for WSPs seeking mandated roaming; future spectrum auctions and spectrum policy determinations, including the recently announced repurposing of 600 MHz spectrum (and including limitations on established wireless providers, proposed spectrum set-aside that favours certain carriers and other advantages provided to new and foreign participants, and the amount and cost of spectrum acquired); restrictions on the purchase, sale and transfer of spectrum licences; the impact of the CRTC’s wireline wholesale services review, with a formal review of rates for wholesale FTTP access still to be commenced for TELUS; disputes with certain municipalities regarding rights-of-way

38 • TELUS 2017 ANNUAL REPORT

MANAGEMENT’S DISCUSSION AND ANALYSIS (MD&A)

bylaws; and other potential threats to unitary federal regulatory authority over telecommunications, including provincial wireless legislation; the potential impacts of the CRTC’s decision to require pro-rated refunds when customers terminate their services; the CRTC’s proposed phase-out of the local service subsidy regime and corresponding establishment of a broadband funding regime to support the enhancement of high-speed Internet services focusing on underserved areas in Canada; the impact of the review of the Minister of Canadian Heritage’s new Creative Canada policy framework announced on September 28, 2017; the CRTC’s consultation and report on distribution models of the future; vertical integration in the broadcasting industry resulting in competitors owning broadcast content services, and timely and effective enforcement of related regulatory safeguards; the review of the Copyright Act scheduled to begin in early 2018; the federal government’s stated intention to review the Broadcasting Act and Telecommunications Act as announced in the March 22, 2017 federal budget; TELUS’ applications for renewal of its broadcasting distribution licences; the North American Free Trade Agreement renegotiation; and restrictions on non-Canadian ownership and control of TELUS Common Shares and the ongoing monitoring and compliance with such restrictions.

•             Human resource matters including: recruitment, retention and appropriate training in a highly competitive industry, and the level of employee engagement.

•             Operational performance and business combination risks including: our reliance on legacy systems and ability to implement and support new products and services and business operations in a timely manner; our ability to implement effective change management for system replacements and upgrades, process redesigns and business integrations (such as our ability to successfully integrate acquisitions, complete divestitures or establish partnerships in a timely manner, and realize expected strategic benefits, including those following compliance with any regulatory orders); the implementation of complex large enterprise deals that may be adversely impacted by available resources, system limitations and degree of co-operation from other service providers; our ability to successfully manage operations in foreign jurisdictions; information security and privacy breaches, including data loss or theft of data; intentional threats to our infrastructure and business operations; and real estate joint venture re-development risks.

•             Business continuity events including: our ability to maintain customer service and operate our networks in the event of human error or human-caused threats, such as cyberattacks and equipment failures that could cause various degrees of network outages; supply chain disruptions; natural disaster threats; epidemics; pandemics; political instability in certain international locations; and the completeness and effectiveness of business continuity and disaster recovery plans and responses.

•             Ability to successfully implement cost reduction initiatives and realize planned savings, net of restructuring and other costs, without losing customer service focus or negatively affecting business operations. Examples of these initiatives are: our operating efficiency and effectiveness program to drive improvements in financial results, including the future benefits of the immediately vesting transformative compensation initiative; business integrations; business product simplification; business process outsourcing; offshoring and reorganizations, including any full-time equivalent (FTE) employee reduction programs; procurement initiatives; and real estate rationalization. Additional revenue and cost efficiency and effectiveness initiatives will continue to be assessed and implemented.

•             Financing and debt requirements including: our ability to carry out financing activities, and our ability to maintain investment grade credit ratings in the range of BBB+ or the equivalent.

•             Ability to sustain our dividend growth program through 2019. This program may be affected by factors such as the competitive environment, economic performance in Canada, our earnings and free cash flow, our levels of capital expenditures and spectrum licence purchases, acquisitions, the management of our capital structure, and regulatory decisions and developments. Quarterly dividend decisions are subject to assessment and determination by our Board of Directors (Board) based on the Company’s financial position and outlook. Shares may be purchased under our normal course issuer bid (NCIB) when and if we consider it opportunistic, based on the Company’s financial position and outlook, and the market price of TELUS shares. There can be no assurance that our dividend growth program or any NCIB will be maintained, not changed and/or completed through 2019.

•             Taxation matters including: interpretation of complex domestic and foreign tax laws by the tax authorities that may differ from our interpretations; the timing of income and deductions, such as tax depreciation and operating expenses; changes in tax laws, including tax rates; tax expenses being materially different than anticipated, including the taxability of income and deductibility of tax attributes; elimination of income tax deferrals through the use of different tax year-ends for operating partnerships and corporate partners; and tax authorities adopting more aggressive auditing practices, for example, tax reassessments or adverse court decisions impacting the tax payable by us.

•             Litigation and legal matters including: our ability to successfully respond to investigations and regulatory proceedings; our ability to defend against existing and potential claims and lawsuits, including intellectual property infringement claims and class actions based on consumer claims, data, privacy or security breaches and secondary market liability; and the complexity of legal compliance in domestic and foreign jurisdictions, including compliance with anti-bribery and foreign corrupt practices laws.

•             Health, safety and the environment including: lost employee work time resulting from illness or injury, public concerns related to radio frequency emissions, environmental issues affecting our business including climate change, waste and waste recycling, risks relating to fuel systems on our properties, and changing government and public expectations regarding environmental matters and our responses.

•             Economic growth and fluctuations including: the state of the economy in Canada, which may be influenced by economic and other developments outside of Canada, including potential outcomes of yet unknown policies and actions of foreign governments; future interest rates; inflation; unemployment levels; effects of fluctuating oil prices; effects of low business spending (such as reducing investments and cost structure); pension investment returns, funding and discount rates; and Canadian dollar: U.S. dollar exchange rates.

These risks are described in additional detail in Section 9 General trends, outlook and assumptions and Section 10 Risks and risk management in this MD&A. Those descriptions are incorporated by reference in this cautionary statement but are not intended to be a complete list of the risks that could affect the Company.

Many of these factors are beyond our control or our current expectations or knowledge. Additional risks and uncertainties not currently known to us or that we currently deem to be immaterial may also have a material adverse effect on our financial position, financial performance, cash flows, business or reputation. Except as otherwise indicated in this document, the forward-looking statements made herein do not reflect the potential impact of any non-recurring or special items or any mergers, acquisitions, dispositions or other business combinations or transactions that may be announced or that may occur after the date of this document.

Readers are cautioned not to place undue reliance on forward-looking statements. Forward-looking statements in this document describe our expectations and are based on our assumptions as at the date of this document and are subject to change after this date. Except as required by law, we disclaim any intention or obligation to update or revise any forward-looking statements.

This cautionary statement qualifies all of the forward-looking statements in this MD&A.

TELUS 2017 ANNUAL REPORT • 39

February 8, 2018

Section		Page	Section		Page
1	Introduction	41	7	Liquidity and capital resources	69
	1.1 Preparation of the MD&A 1.2 The environment in which we operate 1.3 Highlights of 2017 1.4 Performance scorecard (key performance measures)	41		7.1 Overview	69
		41		7.2 Cash provided by operating activities	69
		42		7.3 Cash used by investing activities	69
		45		7.4 Cash used by financing activities	70
				7.5 Liquidity and capital resource measures	71
				7.6 Credit facilities	72
2	Core business and strategy	46		7.7 Sale of trade receivables	73
	2.1 Core business	46		7.8 Credit ratings	73
	2.2 Strategic imperatives	46		7.9 Financial instruments, commitments and contingent liabilities	73

3	Corporate priorities	48		7.10 Outstanding share information	77
				7.11 Transactions between related parties	77

4	Capabilities	50	8	Accounting matters	77
	4.1 Principal markets addressed and competition	50		8.1 Critical accounting estimates	77
	4.2 Operational resources	53		8.2 Accounting policy developments	81
	4.3 Liquidity and capital resources	55
	4.4 Disclosure controls and procedures and changes in internal control over financial reporting	56	9	General trends, outlook and assumptions	83
				9.1 Telecommunications industry in 2017	83
5	Discussion of operations	57		9.2 Telecommunications industry general outlook and trends	84
	5.1 General	57		9.3 TELUS assumptions for 2018	86
	5.2 Summary of consolidated quarterly results, trends and fourth quarter recap	58		9.4 Telecommunications industry regulatory developments and proceedings	86
	5.3 Consolidated operations	60
	5.4 Wireless segment	62	10	Risks and risk management	89
	5.5 Wireline segment	65		10.1 Overview	89
				10.2 Competition	91
6	Changes in financial position	67		10.3 Technology	93
				10.4 Regulatory matters	97
				10.5 Human resources	99
				10.6 Operational performance	99
				10.7 Financing, debt requirements and returning cash to shareholders	102
				10.8 Taxation matters	103
				10.9 Litigation and legal matters	104
				10.10 Health, safety and environment	106
				10.11 Economic growth and fluctuations	107

			11	Definitions and reconciliations	108
				11.1 Non-GAAP and other financial measures	108
				11.2 Operating indicators	110

40 • TELUS 2017 ANNUAL REPORT

MD&A: INTRODUCTION

1 Introduction

The forward-looking statements in this section, including estimates regarding economic growth, are qualified by the Caution regarding forward-looking statements at the beginning of this Management’s discussion and analysis (MD&A).

1.1 Preparation of the MD&A

The following sections are a discussion of our consolidated financial position and financial performance for the year ended December 31, 2017, and should be read together with our December 31, 2017, audited Consolidated financial statements (Consolidated financial statements). The generally accepted accounting principles (GAAP) we use are the International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB). Our Consolidated financial statements comply with IFRS-IASB and Canadian GAAP. Our use of the term IFRS in this MD&A is a reference to these standards. In our discussion, we also use certain non-GAAP financial measures to evaluate our performance, monitor compliance with debt covenants and manage our capital structure. These measures are defined, qualified and reconciled with their nearest GAAP measures in Section 11.1. All currency amounts are in Canadian dollars, unless otherwise specified.

Additional information relating to the Company, including our annual information form and other filings with securities commissions or similar regulatory authorities in Canada, is available on SEDAR (sedar.com). Our filings with the Securities and Exchange Commission in the United States, including Form 40-F, are available on EDGAR (sec.gov).

Our disclosure controls and procedures are designed to provide reasonable assurance that all relevant information is gathered and reported to senior management on a timely basis, so that appropriate decisions can be made regarding public disclosure. This MD&A and the Consolidated financial statements were reviewed by our Audit Committee and approved by our Board of Directors (Board) for issuance on February 8, 2018.

1.2 The environment in which we operate

The success of our business and the challenges we face can best be understood with reference to the environment in which we operate, including broader economic factors that affect our customers and us, and our competitive industry. Our estimates regarding our environment also form an important part of the assumptions on which our targets are based.

2017 Canadian telecom industry revenues	TELUS 2017 revenues

Est. $62 billion	$13.3 billion

TELUS subscriber connections	TELUS employees

13.1 million	53,630

Economic growth

We estimate that the rate of economic growth in Canada in 2018 will be 2.2% (3.1% in 2017), both of which are based on a composite of estimates from Canadian banks and other sources. For our incumbent local exchange carrier (ILEC) provinces in Western Canada, we estimate that economic growth will be 2.5% in 2018 in British Columbia (B.C.) (3.4% in 2017), and 2.4% in Alberta (3.9% in 2017). The Bank of Canada’s January 2018 Monetary Policy Report estimated economic growth in Canada will be 2.2% in 2018 (3.0% in 2017). The extent to which these economic growth estimates affect us and the timing of their impact will depend upon the actual experience of specific sectors of the Canadian economy.

In respect of the national unemployment rate, Statistics Canada’s Labour Force Survey reported a rate of 5.7% for December 2017 (6.9% reported for December 2016). The unemployment rate for B.C. was 4.6% for December 2017 (5.8% for December 2016), while the unemployment rate for Alberta was 6.9% for December 2017 (8.5% for December 2016).

TELUS 2017 ANNUAL REPORT • 41

Canadian telecommunications industry growth

We estimate that industry revenues (including TV revenue and excluding media revenue) grew by approximately 3% in 2017 (2% in 2016). We estimate that the Canadian wireless industry grew in 2017 by approximately 1.3 million new subscribers and experienced approximately 7% network revenue growth. Key drivers included immigration and population growth; the trend toward multiple devices, including tablets; the expanding functionality of data and related applications; and mobile adoption by both younger and older generations. The wireline market was impacted by the state of the economy in 2017, including Alberta, which experienced an economic contraction in 2016, while declines in higher-margin legacy voice services were ongoing, partially attributable to technological substitution. (See Section 9 General trends, outlook and assumptions, Section 10.2 Competition, and Section 10.11 Economic growth and fluctuations.)

1.3 Highlights of 2017

Long-term debt issue

On March 6, 2017, we issued US$500 million of senior unsecured notes with a 10.5-year maturity at 3.70% and $325 million of senior unsecured notes with a 31-year maturity at 4.70%. The proceeds were used to fund the repayment, on maturity, of $700 million of the principal amount outstanding on TELUS’ Series CD Notes due March 2017, to repay a portion of outstanding commercial paper and for general corporate purposes.

Agreement with BCE Inc. regarding Manitoba Telecom Services Inc.

On April 1, 2017, we acquired certain assets of Manitoba Telecom Services Inc. (MTS) from BCE Inc. These assets included postpaid wireless subscribers, certain network assets and rights to 15 retail locations in Manitoba. Pursuant to this acquisition, in the second quarter of 2017, we commenced the migration of postpaid wireless subscribers to TELUS. The final price of the transactions with BCE Inc. will vary depending upon the actual number of qualifying postpaid wireless subscribers acquired; such final determination will happen by March 31, 2018. We currently estimate we will migrate 74,000 postpaid subscribers by that date.

Kroll Computer Systems Inc.

In May 2017, we acquired Kroll Computer Systems Inc. The primary reason for the acquisition was to enhance our geographic reach and the quality of our product offering as a national pharmacy management services provider. The total purchase price was approximately $250 million, of which $100 million was paid by issuing approximately two million TELUS Common Shares.

Voxpro Limited

On August 31, 2017, through our TELUS International (Cda) Inc. subsidiary, we acquired 55% of Voxpro Limited (Voxpro), a business process outsourcing and contact centre services company with facilities in Ireland, the U.S. and Romania, for cash consideration of $58 million. The investment was made with a view to expanding further into supporting customers who provide Internet-related services and products, bolstering sales capabilities in our chosen markets, and acquiring multi-site redundancy in support of other facilities. We concurrently provided a written put option to, and have a purchased call option from, the remaining selling shareholders under which they could put, or we could call, the remaining 45% of the shares commencing in 2021. If either of these options are exercised, total consideration is estimated to be approximately $141 million.

Xavient Information Systems

On October 30, 2017, through our TELUS International (Cda) Inc. subsidiary, we entered into an agreement to acquire 65% of Xavient Information Systems, a group of information technology consulting and software services companies with facilities in the U.S. and in India, for consideration of approximately $144 million (US$115 million) in cash and approximately $19 million (US$15 million) in TELUS International (Cda) Inc. common shares. The transaction closed on February 6, 2018. We concurrently provided a written put option to the remaining selling shareholders under which they could put the remaining 35% interest on or before December 31, 2020. The written put option sets out that the share pricing methodology will be dependent upon earnings. If this option is exercised, total consideration would be in the range of $310 million (US$250 million). Concurrent with our acquisition of the initial 65% interest, the non-controlling shareholders provided us with a purchased call option, which substantially mirrored the written put option. The investment was made with a view to enhancing our ability to provide complex and higher-value information technology services, improve our related sales and solutioning capabilities and acquire multi-site redundancy in support of other facilities.

Changes to the Board of Directors

In May 2017, we welcomed Kathy Kinloch and Claude Mongeau to our Board of Directors. Kathy has served as the President of the British Columbia Institute of Technology (BCIT) since January 2014. From 2010 to 2013, she was President of Vancouver Community College, and from 2007 to 2010, she served as Dean of Health Sciences at BCIT. Claude served as President and Chief Executive Officer of Canadian National Railway Company from 2010 to 2016. He also served as Executive Vice-President and Chief Financial Officer from 2000 to 2009, and Senior Vice-President and Chief Financial Officer from 1999 to 2000.

Micheline Bouchard, an independent director who had served as a TELUS director since 2004, retired from our Board in May 2017.

In November 2017, Marc Parent joined our Board. Marc serves as President and Chief Executive Officer of CAE Inc. (CAE), a position he has held since 2009. He has also served at CAE as Executive Vice-President and Chief Operating Officer from 2008 to 2009; Group President, Simulation Products and Military Training & Services from 2006 to 2008; and Group President, Simulation Products from 2005 to 2006. CAE is a global leader in training for the civil aviation, defence and security, and healthcare markets.

42 • TELUS 2017 ANNUAL REPORT

MD&A: INTRODUCTION

Consolidated highlights

Years ended December 31
($ millions, except footnotes
and unless noted otherwise)	2017	2016	Change
Consolidated statements of income
Operating revenues	13,304	12,799	3.9%
Operating income	2,605	2,182	19.4%
Income before income taxes	2,032	1,662	22.3%
Net income	1,479	1,236	19.7%
Net income attributable to Common Shares	1,460	1,223	19.4%

Earnings per share (EPS) ($)
Basic EPS	2.46	2.06	19.4%
Adjusted basic EPS[1]	2.63	2.58	1.9%
Diluted EPS	2.46	2.06	19.4%
Dividends declared per Common Share ($)	1.97	1.84	7.1%

Basic weighted-average Common Shares outstanding (millions)	593	592	0.1%
Consolidated statements of cash flows
Cash provided by operating activities	3,947	3,219	22.6%

Cash used by investing activities	(3,643)	(2,923)	(24.6)%
Capital expenditures (excluding spectrum licences)	(3,094)	(2,968)	(4.2)%

Cash used by financing activities	(227)	(87)	n/m
Other highlights
Subscriber connections[2] (thousands)	13,050	12,673	3.0%
EBITDA (earnings before interest, income taxes, depreciation and amortization)[1]	4,774	4,229	12.9%
Restructuring and other costs[1,3]	139	479	(71.0)%
EBITDA – excluding restructuring and other costs	4,913	4,708	4.4%
Adjusted EBITDA[4]	4,891	4,667	4.8%
Adjusted EBITDA margin[5] (%)	36.8	36.6	0.2 pts.

Free cash flow[1]	966	141	n/m
Net debt to EBITDA – excluding restructuring and other costs[1] (times)	2.73	2.69	0.04

Notations used in MD&A: n/m – not meaningful; pts. – percentage points.

1      Non-GAAP and other financial measures. See Section 11.1.

2      The sum of active wireless subscribers, residential network access lines (NALs), high-speed Internet access subscribers and TELUS TV subscribers, measured at the end of the respective periods based on information in billing and other systems. In relation to an acquisition and a divestiture that were both undertaken during the first quarter of 2017, January 1, 2017, residential NALs, high-speed Internet and TELUS TV subscriber balances were increased by a net 1,000, 6,000 and 5,000, respectively, and are not included in subscriber connection net additions metrics in Section 5.4. Effective April 1, 2017, postpaid subscribers, total subscribers and associated operating statistics (gross additions, net additions, average revenue per subscriber unit per month (ARPU) and churn) have been adjusted to include an estimated migration of 85,000 MTS subscribers in the opening subscriber balances. Subsequent to this, on October 1, 2017, total subscribers and associated operating statistics have been adjusted to reduce estimated migrations of MTS subscribers down by 11,000 to 74,000 (impacts are described later in this section). Cumulative subscriber connections also include an April 1, 2017, adjustment to remove approximately 19,000 prepaid and 25,000 postpaid subscriptions from the respective subscriber bases, primarily due to our national CDMA network shutdown.

3      In the fourth quarter of 2016, we recorded an expense of $305 million in respect of immediately vesting transformative compensation (transformative compensation) as part of other costs.

4      Adjusted EBITDA for all periods excludes the following: restructuring and other costs, and net gains and equity income related to real estate joint venture developments. Adjusted EBITDA for 2017 excludes the MTS net recovery (as defined later in this section). Adjusted EBITDA for 2016 excludes a $15 million gain in the second quarter of 2016 from the exchange of wireless spectrum licences (see Section 11.1 regarding Adjusted EBITDA and for restructuring and other costs amounts).

5      Adjusted EBITDA margin is Adjusted EBITDA divided by Operating revenues, where the calculation of the Operating revenues excludes the net gains and equity income related to real estate joint venture developments, the gain from exchange of wireless spectrum licences in the second quarter of 2016, and the MTS net recovery (as defined later in this section).

Operating highlights

•    Consolidated operating revenues increased by $505 million in 2017:

Service revenues increased by $478 million in 2017, mainly due to growth in wireless network revenue and wireline data services revenue, partly offset by the ongoing decline in legacy wireline voice revenue.

Equipment revenues were relatively flat in 2017.

Other operating income increased by $28 million in 2017, primarily due to higher net gains in the current period than in the comparable period. In the fourth quarter of 2017, we recorded a pre-tax recovery of contingent consideration paid of $26 million to reflect the revised estimate of qualifying MTS subscribers acquired (MTS contingent consideration recovery) of 74,000, down 11,000 from our original assumption. In addition to this item, a change in Other operating income includes recognition of a gain on sale of a security consulting business in the fourth quarter of 2017. The remaining are other net gains, offset by lower government assistance, the non-recurrence of 2016 wireless spectrum gains and lower gains from the real estate joint venture.

For additional details on operating revenues, see Section 5.4 Wireless segment and Section 5.5 Wireline segment.

•    During 2017, our total subscriber connections increased by 377,000, reflecting a 5.7% increase in wireless postpaid subscribers, a 5.3% increase in high-speed Internet subscribers and a 3.7% increase in TELUS TV subscribers, partly offset by a 9.9% decline in wireless prepaid subscribers and a 5.5% decline in wireline residential NALs.

Our postpaid wireless subscriber net additions were 379,000 in 2017, up 136,000 from 2016, due to an increase in market growth, the success of promotions, our marketing efforts focused on higher-value postpaid and smartphone loading, and in the fourth quarter, our successful response to aggressive holiday offers. Our monthly postpaid subscriber churn rate was 0.90% in 2017, as compared to 0.95% in 2016. (See Section 5.4 Wireless segment for additional details.)

Net additions of high-speed Internet subscribers were 81,000 in 2017, up 13,000 from 2016. The increase was due to continued customer demand for our high-speed broadband services, including fibre to the premises, as well as the success of our innovative product offerings. Net additions of TELUS TV subscribers were 35,000 in 2017, down 19,000 from 2016. This reflects lower gross additions and higher satellite-TV subscriber losses due to a declining overall market for paid TV services resulting from the effects of heightened competitive intensity, including from over-the-top (OTT) services, and a high rate of market penetration. These pressures were partly offset by the continued focus on connecting more homes and businesses directly to fibre (as we approach nearly 50% of our targeted coverage footprint), expanding and enhancing our addressable high-speed Internet and Optik TV footprint, and bundling these services together. This contributed to combined Internet and TV subscriber growth of 127,000 or 4.7% in the year. (See Section 5.5 Wireline segment for additional details.)

TELUS 2017 ANNUAL REPORT • 43

•             Operating income increased by $423 million in 2017, reflecting wireless network revenue growth driven by higher ARPU and a larger customer base, in addition to growth in data service margins, partly offset by increased depreciation arising from our fibre investment capital expenditures. Excluding the effects of the $305 million transformative compensation expense recorded in the fourth quarter of 2016, Operating income increased by $118 million for the full year or 4.7%.

EBITDA includes restructuring and other costs, net gains and equity income related to real estate joint venture developments, a gain from the exchange of wireless spectrum licences recorded in the second quarter of 2016, and the MTS contingent consideration recovery net of post-closing adjustments (MTS net recovery). EBITDA increased by $545 million or 12.9% in the full year of 2017. The increase reflects: (i) growth in wireless network revenues and increased wireline data revenues, partially offset by increased costs associated with higher wireless gross loading and retention volumes; and (ii) lower restructuring and other costs which included the 2016 transformative compensation expense, partly offset by costs associated with the migration and servicing of subscribers acquired from MTS.

Adjusted EBITDA excludes restructuring and other costs, net gains and equity income related to real estate joint venture developments, a gain from the exchange of wireless spectrum licences recorded in the second quarter of 2016, and the MTS net recovery. Adjusted EBITDA increased by $224 million or 4.8% for the full year of 2017. (See Section 5.4 Wireless segment and Section 5.5 Wireline segment for additional details.)

•             Income before income taxes increased by $370 million in 2017, reflecting higher Operating income as noted above, partly offset by an increase in Financing costs. The increase in Financing costs resulted from lower capitalized long-term debt interest costs for spectrum licences that are now being deployed and higher average long-term debt outstanding. (See Financing costs in Section 5.3.)

•             Income taxes increased by $127 million in 2017, primarily due to an increase in income before income taxes and revaluation of the deferred tax liability for the increase in the B.C. income tax rate that was substantively enacted in the fourth quarter of 2017.

•             Net income attributable to Common Shares increased by $237 million in 2017. This increase was driven by higher Operating income partly offset by associated Income taxes. Adjusted Net income excludes the effects of restructuring and other costs, net gains and equity income related to real estate joint venture developments, income tax-related adjustments, a non-recurring gain from the exchange of wireless spectrum licences recorded in the second quarter of 2016 and the MTS net recovery. Adjusted Net income increased by $32 million or 2.1% for the full year of 2017.

Analysis of Net income

Years ended December 31 ($ millions)	2017	2016	Change
Net income attributable to Common Shares	1,460	1,223	237
Add back (deduct):
Gain on the exchange of wireless spectrum licences, after income taxes	–	(13)	13
Net gains and equity income from real estate joint venture developments, after income taxes	(1)	(16)	15
Restructuring and other costs, after income taxes	102	351	(249)
Unfavourable (favourable) income tax-related adjustments	21	(17)	38
MTS net recovery	(22)	–	(22)
Adjusted Net income	1,560	1,528	32

•             Basic EPS increased by $0.40 or 19.4% in 2017. Adjusted basic EPS excludes the effects of restructuring and other costs, net gains and equity income related to real estate joint venture developments, income tax-related adjustments, a non-recurring gain from the exchange of wireless spectrum licences recorded in the second quarter of 2016 and the MTS net recovery. Adjusted basic EPS increased by $0.05 or 1.9% for the full year of 2017.

Analysis of basic EPS

Years ended December 31 ($)	2017	2016	Change
Basic EPS	2.46	2.06	0.40
Add back (deduct):
Gain on the exchange of wireless spectrum licences, after income taxes, per share	–	(0.02)	0.02
Net gains and equity income from real estate joint venture developments, after income taxes, per share	–	(0.03)	0.03
Restructuring and other costs, after income taxes, per share	0.18	0.60	(0.42)
Unfavourable (favourable) income tax-related adjustments, per share	0.03	(0.03)	0.06
MTS net recovery, per share	(0.04)	–	(0.04)
Adjusted basic EPS	2.63	2.58	0.05

•             Dividends declared per Common Share totalled $1.97 in 2017, up 7.1% from 2016. On February 7, 2018, the Board declared a first quarter dividend of $0.5050 per share on the issued and outstanding Common Shares, payable on April 2, 2018, to shareholders of record at the close of business on March 9, 2018. The first quarter dividend increased by $0.025 per share or 5.2% from the $0.48 per share dividend declared one year earlier, consistent with our multi-year dividend growth program described in Section 4.3 Liquidity and capital resources.

44 • TELUS 2017 ANNUAL REPORT

MD&A: INTRODUCTION

Liquidity and capital resource highlights

•             Net debt to EBITDA – excluding restructuring and other costs was 2.73 times at December 31, 2017, up from 2.69 times at December 31, 2016, as the increase in net debt exceeded the growth in EBITDA – excluding restructuring and other costs. (See Section 4.3 Liquidity and capital resources and Section 7.5 Liquidity and capital resource measures.)

•             Cash provided by operating activities increased by $728 million in 2017 due to lower income taxes paid, which reflected the reorganization of our legal structure that impacted the timing of cash income tax payments.

•             Cash used by investing activities increased by $720 million or 24.6% in 2017, attributed to higher cash payments for multiple business acquisitions and higher capital expenditures. Acquisitions increased by $474 million as we made cash payments for multiple business acquisitions, including MTS, Kroll Computer Systems Inc. and Voxpro Limited, as described under Highlights of 2017. Capital expenditures increased by $126 million in 2017 due to continuing investments in our broadband infrastructure, including connecting more homes and businesses directly to our fibre-optic network. These investments support our high-speed Internet and TELUS TV subscriber growth, as well as our customers’ demand for faster Internet speeds, and extend the reach and functionality of our business and healthcare solutions. (See Section 7.3 Cash used by investing activities.)

•             Cash used by financing activities increased by $140 million in 2017 largely due to the 2016 issuance of shares of TELUS International (Cda) Inc. to Baring Private Equity Asia through which it acquired a 35% non-controlling interest in TELUS International (Cda) Inc., with no comparable activity in 2017. (See Section 7.4 Cash used by financing activities.)

•             Free cash flow increased by $825 million in 2017, resulting from higher EBITDA – excluding restructuring and other costs and lower income taxes paid. (See calculation in Section 11.1 Non-GAAP and other financial measures.)

1.4 Performance scorecard
(key performance measures)

In 2017, we achieved three of four revised consolidated targets, missing only the target for capital expenditures, after normalizing basic EPS for the B.C. corporate income tax rate change. Our original targets were announced on February 9, 2017. On May 11, 2017, we announced revised targets to account for the acquisition of MTS’ postpaid wireless subscribers, certain network assets and dealer locations.

We achieved our revised consolidated revenue target primarily due to growth in wireless network revenue resulting from growth in blended ARPU and a growing wireless subscriber base. Additionally, we experienced increased wireline data service revenue from increases in Internet and enhanced data service, growth in business process outsourcing revenues, inclusive of acquisitions, TELUS Health revenue and TELUS TV revenue, partly offset by the ongoing decline in legacy wireline voice revenue.

We met our revised target for consolidated EBITDA – excluding restructuring and other costs. This was achieved largely from increased wireless network revenue, in addition to growth in data service margins.

Our revised basic EPS target growth was based on 2016 basic EPS of $2.44, which was adjusted to exclude the transformative compensation expense of $0.38. Our 2017 basic EPS was $2.46. However, our 2017 basic EPS included the effect of an increase in the B.C. corporate income tax rate of $0.05 recorded in the fourth quarter of 2017, when the income tax rate increase became substantively enacted. The target for 2017 basic EPS did not account for this change. Excluding this impact, our basic EPS of $2.51 met the target range.

Our capital expenditures in 2017 exceeded both our original target and revised guidance, as we continued to focus on investments in broadband infrastructure, including connecting more homes and businesses directly to our fibre-optic network. These investments also support our small-cell technology strategy to improve coverage and prepare for a more efficient and timely evolution to 5G.

Our capital structure financial policies and report on financing and capital structure management plans are described in Section 4.3.

The following scorecard compares TELUS’ performance to our original or revised 2017 targets. For information related to our 2018 targets, see Section 9 General trends, outlook and assumptions.

SCORECARD	2017 PERFORMANCE
Consolidated	Original or revised targets[3] and growth	Actual results and growth	Result
Revenues	$13.180 to $13.310 billion3a 3.0 to 4.0%	$13.304 billion 3.9%
EBITDA – excluding restructuring and other costs[1]	$4.875 to $5.040 billion3b 3.5 to 7.0%	$4.913 billion 4.4%
Basic EPS[2]	$2.49 to $2.663c 2.0 to 9.0%	$2.51[4] 2.9%[4]
Capital expenditures (excluding spectrum licences)	Approx. $3.0 billion3d	$3.094 billion

1              See description in Section 11.1 Non-GAAP and other financial measures.

2              The original and revised targets for basic EPS growth were based on 2016 basic EPS of $2.44, which was adjusted to exclude the transformative compensation expense of 38 cents.

3              Reflects the 2017 revised targets that were announced on May 11, 2017, to account for the acquisition of Manitoba Telecom Services’ postpaid wireless subscribers, certain network assets and dealer locations. The 2017 original targets were set on February 9, 2017.

3a         The original target for Consolidated revenues was $13.120 to $13.250 billion, or an increase of 2.5 to 3.5%.

3b         The original target for Consolidated EBITDA – excluding restructuring and other costs was $4.850 to $4.995 billion, or an increase of 3.0 to 6.0%.

3c         The original target for basic EPS was $2.49 to $2.64, or an increase of 2.0 to 8.0%.

3d         The original target for Capital expenditures was $2.9 billion.

4              Our 2017 basic EPS included the effect of an increase in the B.C. corporate income tax rate of $0.05, which was not reflected in the original target. Excluding this impact, our basic EPS of $2.51 met the target range.

Met target Missed target

TELUS 2017 ANNUAL REPORT • 45

We made the following key assumptions when we announced the 2017 targets in February 2017.

ASSUMPTIONS FOR 2017 TARGETS AND RESULTS

•             Our economic assumptions are based on a composite of estimates from Canadian banks and other sources. Our original assumptions for 2017 were: (i) higher economic growth in Canada of 1.8%, up from an estimated 1.2% in 2016; (ii) for our ILEC provinces in Western Canada, economic growth in B.C. of 2.3%, down from an estimated 2.9% in 2016, and economic growth in Alberta in the range of 1.0 to 2.0%, compared to estimated contraction of 2.4% in 2016.

In our MD&A for the first quarter of 2017, we revised our 2017 economic growth assumptions to 2.2% for Canada, and 2.4% for Alberta. In our MD&A for the third quarter of 2017, we further revised our 2017 economic growth assumptions to 3.0% for Canada, 3.2% for B.C. and 3.5% for Alberta. We estimate that economic growth for 2017 was 3.1% for Canada, 3.4% for B.C., and 3.9% for Alberta.

•             Our original assumption for income taxes included income taxes calculated at applicable statutory rate of 26.4 to 26.9% and cash income tax payments between $300 million to $360 million. In our MD&A for the third quarter of 2017, we revised our assumption for cash income tax payments downward to a range of $170 million to $230 million, due to a reorganization to simplify our legal structure to realize efficiencies and streamline processes, which also impacted the timing of cash income tax payments. Our actual results were at a statutory income tax rate of 26.6% and cash income tax payments were $191 million.

•             Our assumption for restructuring and other costs was approximately $125 million. Our actual 2017 amount for restructuring and other costs was $139 million as we incurred higher non-labour restructuring and other costs associated with the migration and servicing of subscribers from MTS.

•             Our assumption was for continuing weakness in the average Canadian dollar: U.S. dollar exchange rate, which was US$0.755 in 2016. The average Canadian dollar: U.S. dollar exchange rate strengthened to US$0.77 during 2017 and closed at US$0.80 on December 31, 2017.

Confirmed:

•             No material adverse regulatory rulings or government actions.

•             Continued intense wireless and wireline competition in both consumer and business markets.

•             An increase in wireless industry penetration of the Canadian market.

•             Ongoing subscriber adoption of, and upgrades to, data-intensive smartphones, as customers want more mobile connectivity to the Internet.

•             Wireless revenue growth resulting from growth in both postpaid subscriber loadings and blended ARPU.

•             Continued growth in wireline data revenue, resulting from an increase in high-speed Internet and TELUS TV subscribers, speed upgrades and expanding broadband infrastructure, as well as business outsourcing and healthcare solutions.

•             Continued focus on our customers first initiatives and maintaining our customers’ likelihood-to-recommend scores.

•             Pension plans: Defined benefit pension plan expense of approximately $83 million recorded in Employee benefits expense and approximately $5 million recorded in employee defined benefit plans net interest in Financing costs; a 3.80% rate for discounting the obligation (2016 – 3.80%) and a 4.00% rate for current service costs employee defined benefit pension plan accounting purposes (2016 – 4.00%); and defined benefit pension plan funding of approximately $65 million. Actual results were: $82 million recorded in Employee benefits expense, $5 million recorded in employee defined benefit plans net interest, a rate of 3.40% for discounting the obligation, a 4.00% rate for current service costs employee defined benefit pension plan accounting purposes, and defined benefit pension plan funding of $66 million.

•             Increased investments in broadband infrastructure, including upgrades and expansions of our fibre-optic network and 4G LTE capacity, as well as investments in network and systems resiliency and reliability.

2 Core business and strategy

2.1 Core business

We provide a wide range of telecommunications products and services. Wireless products and services include network revenue (data and voice) and equipment sales arising from mobile technologies. Wireline products and services include data revenues (which include revenues from Internet protocol; television; hosting, managed information technology and cloud-based services; business process outsourcing; certain healthcare solutions; and home security), voice revenues and other telecommunications services revenues. We earn the majority of our revenue from access to, and the usage of, our telecommunications infrastructure, and from providing services and products that facilitate access to, and usage of, our infrastructure.

2.2 Strategic imperatives

Since 2000, we have maintained a proven national growth strategy. Our strategic intent is to unleash the power of the Internet to deliver the best solutions to Canadians at home, in the workplace and on the move.

We also developed six strategic imperatives in 2000 that remain relevant for future growth, despite changing regulatory, technological and competitive environments. We believe that a consistent focus on these imperatives guides our actions and contributes to the achievement of our financial goals. To advance these long-term strategic imperatives and address near-term opportunities and challenges, we also set new corporate priorities each year, as further described in Section 3. Our six strategic imperatives are listed below, together with a discussion of the 2017 activities and initiatives that relate to each of them.

46 • TELUS 2017 ANNUAL REPORT

MD&A: CORE BUSINESS AND STRATEGY

Focusing relentlessly on growth markets of data, IP and wireless

External wireless revenues and wireline data revenues totalled $11.8 billion in 2017, up $622 million or 5.6%, while remaining revenues totalled $1.5 billion in 2017, down $117 million or 7.2%. These external wireless revenues and wireline data revenues represented 89% of our consolidated revenues for 2017, as compared to $11.2 billion, or 87%, in 2016. (See the consolidated revenue trend discussion in Section 5.2 and segment trend discussions in Section 5.4 and Section 5.5.)

Providing integrated solutions that differentiate TELUS from our competitors

In May 2017, we launched Pik TV, which provides customers with access to 23 basic local and regional cable channels and a choice of five specialty channels, as well as sports and movie theme pack options, through a self-install media box. On demand channels, as well as popular over-the-top (OTT) services and certain other apps, are also available. The Pik TV app lets customers watch certain channels on the go on their tablet or smartphone. Pik TV was created to embrace the changing environment where content is available from many alternatives by providing a streamlined offer for customers who may have otherwise ceased and/or never subscribed for TV services.

Building national capabilities across data, IP, voice and wireless

During the year, we continued our long-term strategy of investing in urban and rural communities with commitments to deliver broadband net work capabilities to as many Canadians as possible. We expanded our TELUS PureFibre footprint by connecting more homes and businesses directly to fibre-optic cable and delivering faster broadband Internet speeds. For further discussion, see Section 3 – Increasing our competitive advantage through advanced, client-centric technology, networks and systems that lead the world in reliability.

Highlights include:

•             In January 2017, we announced an investment of $250 million in the city of Surrey, B.C. to connect more than 90% of homes and businesses to the TELUS PureFibre network before the end of 2018.

•             In February 2017, we announced investments of $55 million and $150 million in the cities of Chilliwack, B.C. and Burnaby, B.C., respectively, to connect more than 90% of homes and businesses to the TELUS PureFibre network before the end of 2018 and 2019, respectively.

•             In April 2017, we announced fibre-optic investments in the province of Quebec, including $80 million in the Quebec City region, $30 million in the Lower St. Lawrence region, $30 million in the Gaspé Peninsula and $15 million in the North Shore region, and we expect to connect 99% of Eastern Quebec before the end of 2021.

•             In October 2017, we announced an investment of $60 million in the Alberta towns of Okotoks, Black Diamond and Turner Valley to connect more than 90% of homes and businesses to the TELUS PureFibre network before the end of 2019.

•             In 2017, we completed our previously announced investment to connect the city of Kitimat, B.C. to the TELUS PureFibre network.

In June 2017, we completed our initiative in Ontario and Quebec to update our radio access network to the latest wireless technologies, improving network performance for our customers and enabling advanced capabilities.

During the year, we made network enhancement investments in Manitoba to improve coverage, speed and capacity in order to significantly enhance our customer experience and supplement the business acquisition of MTS subscribers, dealers and network.

Partnering, acquiring and divesting to accelerate the implementation of our strategy and focus our resources on core business

In 2017, we made numerous business acquisitions. These are also discussed in Section 1.3:

•             We acquired approximately 74,000 of Manitoba Telecom Services Inc.’s (MTS’) postpaid wireless subscribers, certain network assets and rights to 15 retail locations in Manitoba. Additionally, we expanded and enhanced our network in Manitoba as described in Section 7.3. We also officially launched our TELUS Manitoba Community Board as described in Section 3.

•             We completed the acquisition of Kroll Computer Systems Inc. to enhance our geographic reach and the quality of our product offering as a national pharmacy management services provider.

•             We acquired 55% of Voxpro and approximately 2,700 Voxpro team members joined us through our TELUS International (Cda) Inc. subsidiary. The Ireland-headquartered company now operates as Voxpro – powered by TELUS International.

•             On February 6, 2018, we closed an agreement through our TELUS International (Cda) Inc. subsidiary to acquire 65% of Xavient Information Systems, a group of information technology consulting and software services companies with facilities in the U.S. and India. This acquisition will accelerate our ability to expand our global IT services and now operates as Xavient Digital – powered by TELUS International. See Additional wireline capabilities under Section 9.2 for further details.

Subsequent to 2017, we acquired all of the customers, assets and operations of AlarmForce Industries Inc. (AlarmForce) in B.C., Alberta and Saskatchewan; the primary reason for this acquisition is to leverage our telecommunications infrastructure and expertise to continue to enhance connected home, business, security and healthcare services for our customers. The total purchase price was approximately $69 million. This acquisition, combined with our growing gigabit-capable TELUS PureFibre network, was made with a view to accelerate our position in smart home and security services, and provides us with the ability to offer our customers bundled services in the future.

Going to market as one team under a common brand, executing a single strategy

Our team works together to implement our top corporate priority of putting customers first, as we strive to consistently deliver exceptional customer experiences and become the most recommended company in the markets we serve. In November 2017, the office of the Commission for Complaints for Telecom-television Services (CCTS) issued its annual report for the 12-month period ended July 31, 2017, and TELUS continued to receive the fewest customer complaints of the national carriers, while Koodo® continued to receive the fewest customer complaints of the national flanker brands. TELUS, Koodo and Public Mobile were the subjects of 6.9%, 2.9% and 1.1% of the total customer complaints accepted by the CCTS, respectively, or 10.9% of total customer complaints, in aggregate, when we have approximately 28% of Canadian wireless customers.

TELUS 2017 ANNUAL REPORT • 47

In 2017, we continued to deliver a leading postpaid customer churn rate on a national basis. Our monthly postpaid churn rate further exemplifies the success of our differentiated customers first culture and our ongoing focus on delivering outstanding customer service, coupled with attractive new product and service offerings. For further discussion, see Section 3 – Delivering on TELUS’ future friendly brand promise by putting customers first.

Investing in internal capabilities to build a high-performance culture and efficient operation

Each year, we conduct team member Pulsecheck engagement surveys, administered by Aon Hewitt, to gather confidential team member feedback about TELUS as a place to work and measure our progress in establishing a high-performance culture. Following each survey, business units and departments make use of their Pulsecheck results to review their current action plans and prioritize their ongoing actions. In 2017, our employee engagement score increased to 84%, elevating our high-performance culture and placing our Company within the top 10% of all employers surveyed on a global basis.

In addition, we incurred incremental, non-recurring restructuring and other costs with the objectives of improving our operating efficiency and effectiveness and addressing the profitability challenges in certain areas of our business. Restructuring costs associated with the rationalization of administrative, channel and network real estate were recorded in Goods and services purchased. Employee-related restructuring costs for reorganizing and streamlining business processes, such as certain client care, marketing and support functions, were recorded in Employee benefits expense. Other costs for incremental external expenses in connection with business acquisition or disposition activity, as well as litigation costs, in the context of significant losses and settlements, were recorded in Goods and services purchased.

Restructuring and other costs

Years ended December 31 ($ millions)	2017	2016
Goods and services purchased	103	62
Employee benefits expense	36	417
Restructuring and other costs included in EBITDA	139	479

For further discussion, see Section 3 – Elevating our winning culture for sustained competitive advantage.

3 Corporate priorities

We confirm or set new corporate priorities each year to advance TELUS’ long-term strategic imperatives (see Section 2.2) and address near-term opportunities and challenges. The following table provides a discussion of activities and initiatives that relate to our 2017 corporate priorities.

Delivering on TELUS’ future friendly brand promise by putting customers first

•             We maintained our leadership position in customer loyalty, achieving a postpaid wireless churn rate of less than 1% for 17 of the last 18 quarters. Notably, in the J.D. Power 2017 Canadian Wireless Network Quality Study, TELUS was ranked Highest Wireless Network Quality Performance in Ontario, three years in a row; and in the West (including British Columbia, Alberta, Saskatchewan and Manitoba) two years in a row.

•             In February 2017, TELUS was awarded Fastest Overall Download Speed and Best Availability among three national providers by OpenSignal, a UK-based company that studies wireless coverage globally using crowd-sourced data from real customer devices. This result is testament to our multi-pronged strategy for technology development, such as through our roll-out of LTE, our wireless network upgrade in Eastern Canada and our approach to the roll-out of 5G by incubating new technologies through trials in a real-life environment in our 5G Living Lab in Vancouver.

•             We were ranked as having the fastest wireless network nationally according to PCMag. Additionally, we were ranked as having the fastest network in certain markets across Canada, including Victoria, Vancouver, Edmonton, Saskatoon, Moose Jaw, Winnipeg, Windsor, Toronto, Ottawa, Quebec City, Montreal, Fredericton and Prince Edward Island.

•             We were recognized as having Canada’s fastest mobile network according to the crowd-sourced Ookla Speedtest for the second quarter to third quarter of 2017.

•             We now provide Cuba Roaming Passports, providing customers travelling to Cuba with cost savings and cost certainty.

•             Our customers’ likelihood-to-recommend scores improved for Business Solutions and TELUS Health. We also continue to lead our national peers in the consumer space, with Koodo being the most recommended of any wireless brand.

•             We made YouTube available on all Optik TV 4K digital boxes. As a result, a subscription to 4K content or a 4K-capable TV is no longer required to access the YouTube app on Optik TV.

•             We launched our new Optik TV app, which allows subscribers to watch live TV, set recordings and access our On Demand library on a smartphone, tablet or computer.

•             We expanded our cloud communications solutions with the launch of TELUS Business Connect Mobile, an all-in-one integrated mobile solution designed to drive productivity and cost savings for businesses.

48 • TELUS 2017 ANNUAL REPORT

MD&A: CORPORATE PRIORITIES

Elevating our winning culture for sustained competitive advantage

•             Our employee engagement levels continue to place our organization within the top 10% of all employers surveyed on a global basis (see Investing in internal capabilities to build a high-performance culture and efficient operation in Section 2.2).

•             Our culture continues to drive our success in the marketplace, as we focus on putting our customers first in a manner that differentiates us from our competitors.

•             In 2017, we reached our goal of volunteering one million hours in order to honour the 150th anniversary of Canadian confederation. Also, TELUS, our team members and retirees contributed over $45 million to charities and community organizations across Canada and around the world.

•             We launched the TELUS Barrie Community Board, which will provide funding to local registered charitable organizations to support youth programs. Additionally, the TELUS Manitoba Community Board and the TELUS International Romania Community Board were both officially launched in 2017, bringing our total to 18 community boards around the world.

•             For the 12th year, we received a BEST award for excellence in employee learning and development from the Association for Talent Development.

•             We launched the TELUS Mobility for Good pilot project in B.C., working with the government of B.C.’s Ministry of Children and Family Development to support young adults transitioning from foster care into independent living by providing them with a smartphone and wireless rate plan. We are working with the Children’s Aid Foundation of Canada to pilot this program in Ontario.

•             We expanded TELUS WISE (wise Internet and smartphone education) to incorporate a TELUS WISE Youth Ambassador Program, which engages ambassador students in grades nine through 12 to deliver interactive workshops, practicing their presentation and public speaking skills and making a difference in their community. TELUS WISE is our free educational program aimed at keeping participants, their families and communities safer online.

Generating profitable top-line revenue growth while enhancing our operational efficiency

•             We continued to execute clear and simple principles to reduce complexity and customer support requirements.

•             We retired our legacy CDMA network assets.

•             We continue to invest in operational efficiency initiatives, including increased utilization of our TELUS International (TI) customer care, IT and business process services, incremental real estate rationalization, and various other efficiency and effectiveness programs, in support of our top priority of putting customers first while continuing to drive toward a more efficient cost structure.

Increasing our competitive advantage through advanced, client-centric technology, networks and systems that lead the world in reliability

•             Together with our lead vendor, we successfully completed a 5G wireless connection using the global 3GPP technology standards platform in our 5G Living Lab in Vancouver.

•             We successfully completed Canada’s first test of licensed assisted access (LAA) on indoor and outdoor live networks. The test delivered wireless download speeds of 970 Mbps indoors and 966 Mbps outdoors using 80MHz of aggregated spectrum in a live, dynamic production network.

LAA technology will enhance the TELUS network as it continues to evolve towards next-generation 5G speeds, bringing customers higher throughput and a better overall network experience as we deploy the technology into our network in the coming years.

•             We successfully completed a live-environment mobile broadband test using 3.5 GHz spectrum and achieved download speeds eclipsing 2 Gbps in suburban northwest Edmonton. The 3.5 GHz spectrum will enable future 5G networks to deliver faster speeds in more places.

•             We continued to invest in our leading-edge broadband technology, which has enabled the success of Optik TV and Pik TV, Internet and business services, as well as the ongoing evolution of our world-class wireless networks.

•             Our 4G LTE network covered 99% of Canada’s population at December 31, 2017.

•             Our high-speed broadband coverage reached more than 3 million households and businesses in B.C., Alberta and Eastern Quebec at December 31, 2017, including approximately 1.44 million homes and businesses covered by fibre-optic cable, up from 1.08 million homes and businesses in 2016, which now provides these premises with immediate access to our gigabit-capable fibre-optic network.

•             As noted in Section 2.2, in June 2017, we updated our radio access network in Ontario and Quebec to the latest wireless technologies, improving network performance for our customers and enabling advanced capabilities.

•             We continued to enhance our network performance and achieved significant year-over-year improvements in 4G LTE average download speeds, voice accessibility, voice dropped call rates and 4G LTE data accessibility.

•             To provide our customers with an improved wireless calling experience, we expanded our voice over LTE (VoLTE) coverage nationally, excluding the province of Saskatchewan and some parts of Manitoba, and we expect to cover the remaining parts of Manitoba in 2018.

Driving TELUS’ leadership position in our chosen business, public sector and international markets

•             TI remains focused on providing outstanding contact centre, business process and IT solutions to our global customers, and continuing to partner with like-minded organizations that share our commitment to providing world-class customer experiences by helping them to provide better service for their clients. TI continues to focus on growth and, in 2017, expanded with our acquisition of Voxpro, which has extended our U.S. footprint and added new capacity in Europe and Asia. Additionally, our 2018 acquisition of Xavient adds client diversity, next-generation IT solutions and operations in the U.S. and India that will help us sustain our growth trajectory.

•             We launched Network as a Service (NaaS) in 2017, further solidifying our position in the Canadian business telecom market. NaaS makes it easy for Canadian businesses to deploy and optimize their own secure and reliable software defined networks quickly, easily and cost-effectively through a flexible self-serve cloud-based platform.

•             As Canadian companies continue to drive their digital transformation to improve their competitiveness in a rapidly evolving global economy, we look to be an Internet of Things (IoT) thought leader, providing integrated solutions that allow our customers to focus on their core competencies.

TELUS 2017 ANNUAL REPORT • 49

Advancing TELUS’ leadership position in healthcare information management for better human outcomes

•             TELUS Health and Université Laval announced a partnership to provide comprehensive simulation teaching facilities to the university’s pharmacy faculty. Additionally, pharmacy students will have an opportunity to operate Ubik, TELUS Health’s pharmacy management platform currently being deployed across pharmacies in Quebec, which will be customized for use in academic settings.

•             We acquired Kroll Computer Systems Inc. to enhance our geographic reach and the quality of our product offering as a national pharmacy management services provider.

•             Canada Health Infoway selected TELUS Health as the successful bidder to be the technical solution provider for PrescribeIT, a national e-prescribing service. PrescribeIT will enable the secure electronic transmission of prescriptions from a physician office or clinic directly to the patient’s pharmacy of choice. Electronic transmission of prescriptions will prevent transcription errors, save time for physicians and pharmacists, and increase convenience for patients. PrescribeIT will be built on the open, interoperable and vendor-agnostic TELUS Health Exchange platform, which already provides healthcare professionals with a variety of collaboration tools that improve the quality and efficiency of the care they provide to their patients.

•             In July 2017, TELUS Health announced the launch of MedDialog, a national clinical solution that allows doctors to communicate electronically with other physicians regarding the care of their patients directly from their EMR systems. This technology will enable more efficient clinical practice and better patient care by eliminating the need for phone and fax communications and ensuring all patient communication history remains within the digital chart.

•             TELUS Health announced a partnership with Tunstall Healthcare, a leading connected healthcare company, to provide Canadians with access to healthcare through the Tunstall Integrated Care Platform (ICP). As patients track and upload their own vital signs from their homes, the TELUS Home Health Monitoring solution powered by ICP will allow virtual care teams to maintain a close watch on biometrics in real time and intervene before a health issue arises, regardless of where they are located. By leveraging remote monitoring and videoconferencing telehealth software solutions, we aim to improve the lives of patients living with chronic disease and help prevent unnecessary hospital admissions.

Our 2018 corporate priorities are provided in the table below.

2018 CORPORATE PRIORITIES

•             Honouring our team, customers and social purpose by delivering on our brand promise

•             Leveraging our broadband networks to drive TELUS’ growth

•             Fuelling our future through recurring efficiency gains

•             Driving emerging opportunities in TELUS Health and TELUS International.

4 Capabilities

The forward-looking statements in this section, including statements regarding our dividend growth program and our financial objectives in Section 4.3, are qualified by the Caution regarding forward-looking statements at the beginning of this MD&A.

4.1 Principal markets addressed and competition

WIRELESS PRODUCTS AND SERVICES FOR CONSUMERS AND BUSINESSES ACROSS CANADA
Our products and services

•             Data and voice – Fast Internet access for video, social networking, messaging and mobile applications, including our new Optik TV app; Internet of Things (IoT) solutions (including machine-to-machine (M2M) connectivity); clear and reliable voice services; push-to-talk (PTT) solutions, including TELUS Link® service; and international roaming.

•             Devices – The latest smartphones, tablets, mobile Internet keys, mobile Wi-Fi devices, M2M modems, digital life devices and wearable technology.

•             Suite of IoT solutions to support Canadian businesses locally and internationally, including asset tracking, fleet management, remote monitoring, digital signage and security.

50 • TELUS 2017 ANNUAL REPORT

MD&A: CAPABILITIES

WIRELESS PRODUCTS AND SERVICES FOR CONSUMERS AND BUSINESSES ACROSS CANADA
Our capabilities

•             Licensed gross national wireless spectrum holdings averaging 160.4 MHz.

•             Coast-to-coast digital 4G LTE network:

•             Overall coverage of 99% of Canada’s population, with the LTE advanced portion of the network covering 88% of Canada’s population, at December 31, 2017. Coverage includes roaming agreements.

•             Coverage and capacity were enhanced with the deployment of the 700 MHz wireless spectrum licences acquired in 2014 and the deployment of the 2500 MHz wireless spectrum acquired in 2015. We plan to utilize other spectrum licences purchased in recent years in combination with unlicensed supplementary spectrum, as network and device ecosystems evolve.

•             Manufacturer’s rated download speeds: LTE advanced, up to 750 Mbps; LTE, up to 110 Mbps; HSPA+, up to 42 Mbps. Average expected speeds: LTE advanced, 12–200 Mbps; LTE, 12–45 Mbps; HSPA+, 4–14 Mbps[1].

•             Reverts to the HSPA+ network and speeds when customers are outside LTE coverage areas.

•             International voice and data roaming capabilities in more than 225 countries.

Competition overview

•             Facilities-based national competitors Rogers Wireless and Bell Mobility, as well as provincial or regionally focused telecommunications companies Freedom Mobile, Videotron, SaskTel, Eastlink, Tbaytel and Xplornet (expected in 2018).

•             Fixed wireless services.

•             Resellers of competitors’ wireless networks.

•             Services offered by cable-TV and wireless competitors over wireless and metropolitan Wi-Fi networks.

WIRELINE PRODUCTS AND SERVICES: RESIDENTIAL SERVICES IN BRITISH COLUMBIA, ALBERTA AND EASTERN QUEBEC; HEALTHCARE SOLUTIONS; BUSINESS SERVICES ACROSS CANADA; AND CONTACT CENTRE AND OUTSOURCING SOLUTIONS OFFERED INTERNATIONALLY

Our products and services

•             Voice – Reliable fixed phone service with long distance and advanced calling features; voice over IP (VoIP) supporting voice services into the future.

•             Internet – Fixed high-speed Internet access (HSIA) service with email and a comprehensive suite of security solutions. Also includes HSIA over LTE and TELUS PureFibre, with reliable Wi-Fi, and cloud storage. TELUS offers symmetrical 150 Mbps download and upload speeds.

•             TELUS TV – High-definition entertainment service with Optik TV, Pik TV and TELUS Satellite TV®. Optik TV offers extensive content options and innovative features such as PVR Anywhere, Remote Recording, Optik® Smart Remote channel browsing with a tablet or smartphone, and our new Optik TV app (see Section 3 for further information). Pik TV, which is provided only in B.C. and Alberta, delivers a streamlined offer for customers who have ceased and/or never subscribed for TV services by offering a self-install TV service created to embrace the changing environment where content is increasingly available from over-the-top (OTT) services. We are the content leader in Western Canada, which includes being the only provider in Western Canada offering 4K TV capability. TELUS Satellite TV service is offered only in B.C. and Alberta by way of an agreement with Bell Canada.

•             IP networks and applications for businesses – Converged voice, video and data services and Internet access, offered on a high-performing network.

•             Contact centre, business process and IT outsourcing solutions in more than 30 languages – Managed solutions providing low-cost and scalable infrastructure in North America, Asia, Europe and Central America and next-generation IT consulting and delivery capabilities upon closing our acquisition of Xavient Information Systems.

•             Hosting, managed IT and cloud-based services – Cybersecurity and other solutions with ongoing assured availability of telecommunications, networks, servers, databases, files and applications, with critical applications stored in our Internet data centres (IDCs) across Canada or through partner facilities, depending on customer preferences, including our Network as a Service (NaaS) offering.

•             Healthcare – TELUS Health’s services, including pharmacy management, electronic medical records (EMR) and mobile EMR, electronic health records, drug information systems, regional clinical information systems, personal health record systems, remote patient monitoring, online settlement claims management solutions, e-prescribing services, TELUS Health Exchange Platform and MedDialog.

•             Unified Communications conferencing and collaboration – Full range of equipment and application solutions to support meetings and webcasts by means of phone, video and Internet.

•             Home security – Central monitoring station, wireless and hard-wired security accessibility, and wearable security offerings for residential customers.

1 Network speeds vary with location, signal and customer device. Compatible device required.

TELUS 2017 ANNUAL REPORT • 51

WIRELINE PRODUCTS AND SERVICES: RESIDENTIAL SERVICES IN BRITISH COLUMBIA, ALBERTA AND EASTERN QUEBEC; HEALTHCARE SOLUTIONS; BUSINESS SERVICES ACROSS CANADA; AND CONTACT CENTRE AND OUTSOURCING SOLUTIONS OFFERED INTERNATIONALLY

Our capabilities

•             Broadband Internet coverage reaching more than three million homes and businesses in B.C., Alberta and Eastern Quebec.

•             Ongoing connection of homes and businesses directly to fibre-optic cables; approximately 1.44 million homes and businesses addressable by TELUS PureFibre in B.C., Alberta and Eastern Quebec at December 31, 2017 and we are approaching nearly 50% of our targeted coverage footprint.

•             Wireline residential access line services provided to an estimated 31% of households in B.C. and Alberta, and 58% of households in our Eastern Quebec region.

•             Broadcasting distribution licences allowing us to offer digital television services in incumbent territories, as well as licences to offer commercial video-on-demand services.

•             Home security technological abilities to support central monitoring. Field services capabilities to install, upgrade and repair security at a customer’s premises.

•             An IP-based national network overlaying an extensive switched network in B.C., Alberta and Eastern Quebec, as well as global interconnection arrangements.

•             Eight data centres in six communities directly connected to the national TELUS IP network, creating an advanced and regionally diverse computing infrastructure in Canada.

•             Access to businesses across Canada through our networks, as well as competitive local exchange carrier status.

•             Business process outsourcing and next-generation IT consulting services with global delivery capabilities through our multinational, multi-language programs, supported by approximately 27,900 full-time equivalent (FTE) roles across North America, Asia, Europe and Central America, as at December 31, 2017.

•             Technology solutions to assist health regions, hospitals, insurers, consumers and employers; also to improve the connectivity and collaboration among healthcare providers, including physicians, nurses, pharmacists and physiotherapists.

Competition overview

•             Substitution of wireless services, including our own wireless offerings, for residential local and long distance services. The percentage of households with wireless-only telephone services (among all providers, including TELUS) is estimated to be 45% in B.C. and Alberta, and 18% in Eastern Quebec, compared to 41% and 16%, respectively, in 2016.

•             Allstream Inc., a national telecommunications service provider for business customers, owned by Zayo Group Holdings Inc., a U.S.-based provider of communications infrastructure services.

•             Cable-TV competitors for Internet and entertainment services, such as Shaw Communications (in B.C. and Alberta) and Cogeco Cable and Videotron (in Eastern Quebec).

•             Various others offering resale or VoIP-based local, long distance and Internet services.

•             OTT voice and entertainment services, such as Skype, Netflix, Amazon Prime Video and YouTube.

•             Satellite-based entertainment and Internet services offered by Bell Canada, Shaw Communications and Xplornet.

•             Competitors for contact centre services, such as Convergys, Teleperformance, Sykes Alorica, Sutherland and Sitel.

•             Fixed wireless services.

•             Customized managed outsourcing solutions competitors, such as system integrators CGI Group Inc., EDS division of HP Enterprise Services and IBM.

•             Competitors for TELUS Health include providers of EMR and pharmacy management products, such as Omnimed, Familiprix, Medfar, Fillware, ARI and Logipharm. Competitors also include systems integrators, health service providers, such as Loblaws, McKesson and the Jean Coutu Group, that have also become vertically integrated and own a mix of health services delivery, IT solutions and related services, and potentially, global providers such as EPIC and Cerner that could achieve expanded Canadian footprints.

•             Competitors for home security range from local to national companies, such as ADT, Chubb Security, Stanley Security, Fluent and Monitronics.

52 • TELUS 2017 ANNUAL REPORT

MD&A: CAPABILITIES

4.2 Operational resources

RESOURCES
Our team

•             Approximately 53,630 employees at the end of 2017 (approximately 52,860 FTE roles across a wide range of operational functions, with 24,960 FTE roles in Canada and 27,900 FTE roles internationally).

•             Approximately 10,465 of our employees are covered by collective agreements. The agreement with the Telecommunications Workers Union (TWU), United Steel Workers Local Union 1944, which covers approximately 9,020 employees, expires on December 31, 2021. The agreement with the Syndicat des agents de maîtrise de TELUS (SAMT), which covers approximately 635 team members in the TELUS Quebec region, expires on March 31, 2022. The agreement with the Syndicat québécois des employés de TELUS (SQET), which covers approximately 1,385 employees, expires on December 31, 2022.

•             Operations at Canadian and international locations to support contact centres and business process outsourcing services for external wholesale customers, as well as for certain functions internally.

•             Employee compensation programs that support a high-performance culture and contain market-driven and performance-based components (bonus and share-based compensation) to attract and retain key employees.

•             Succession plans to cover ongoing retirement, ready access to labour in Canada and, for contact centres and specific support functions, in various international locations. We also use external contractors and consultants.

•             Training, mentoring and development programs to maintain and improve employee engagement levels and enhance the customer experience.

Our brand and distribution channels

•             A well-established and recognizable national brand (TELUS, the future is friendly).

•             Koodo Mobile® – A national provider of postpaid and prepaid wireless voice and data services with a broad distribution network, including TELUS-owned stores, dealers and third-party electronics retailers.

•             Public Mobile – A prepaid wireless service provider, with a primarily web-based distribution channel, and provides customers with a SIM-only service.

•             Optik TV brand, launched in mid-2010. Pik TV brand, launched in mid-2017.

•             TELUS PureFibre, our next-generation fibre-optic network.

•             Our sales and support distribution channels:

•             Wireless services are supported through a broad network of TELUS-owned and branded stores, including our 50% ownership of the kiosk channel WOW! Mobile, an extensive distribution network of exclusive dealers and large third-party electronics retailers (e.g. Best Buy, WalMart and London Drugs) and a white label brand for a premier retail chain, as well as online self-serve applications, mass marketing campaigns and customer care telephone agents.

•             Wireline residential services are supported through TELUS-owned and branded stores, including third-party electronics retailers, as well as mass marketing campaigns, customer care telephone agents, and online and TV-based self-serve applications.

•             Through telus.com, we enable sales of both wireless and wireline products and services. We also provide online account management tools enabling wireless and wireline customers to manage their accounts through our website or mobile applications.

•             TELUS Health provides some of its consumer services – personal health records and home health monitoring – in partnership with provincial governments.

•             Business services, including healthcare, across wireless and wireline are supported through certain dedicated stores for business, TELUS sales representatives, product specialists, independent dealers and online self-serve applications for small and medium-sized businesses (SMBs). Business process outsourcing services are supported through sales representatives and client relationship management teams.

•             Dedicated direct-to-consumer channel of over 600 field sales agents.

Our technology, systems and properties

•             We are a technology-enabled company with a multitude of IT systems and processes. We are focused on driving innovation and making generational investments to deliver state-of-the-art broadband solutions in an increasingly digital society.

•             Wireless broadband networks – In 2012, we launched our 4G LTE wireless network capable of speeds of up to 110 Mbps, and today, our wireless network covers 99% of Canada’s population. Our LTE network allows customers to take advantage of the newest mobile devices and enjoy a seamless experience across their multiple devices. In 2015, we launched the newest LTE advanced (LTE-A) network technology and have been working to expand our LTE capabilities with this technology since then. In April 2016, we enhanced our LTE-A network with the first global implementation of frequency division duplex (FDD) 4x4 multiple-input-multiple-output (MIMO) technology. We implemented another key enhancement to our LTE-A network in June 2017 by introducing quad-band LTE-A carrier aggregation technology – this network covers 88.2% of Canada’s population and enables theoretical peak speeds of 750 Mbps.

•              In 2014, we deployed a centralized radio access network (C-RAN) in Vancouver and, in 2016, launched voice over LTE (VoLTE) service in B.C. and Alberta communities. Both deployments were key transformations in our wireless capabilities. We were also the first national operator to provide high-speed Internet service over our LTE network for rural customers in B.C. and Alberta through our Smart Hub mobile Internet solution.

•              We have been making significant investments in heterogeneous network (HetNet) technology, one of the key building blocks for 5G. HetNet combines multiple types of cells, such as outdoor macro cells and microcell, as well as indoor pico cells, to enhance coverage and capacity in crowded urban areas and inside buildings. By taking continuous strides to evolve our small-cell technology concurrent with the evolution of network technologies to LTE-A pro (i.e. 4.5G), in September 2017, we became the first operator in Canada to introduce licensed assisted access (LAA) small cells for both outdoor and indoor environments. This technology is capable of speeds of up to 970 Mbps, which are the highest achieved globally.

TELUS 2017 ANNUAL REPORT • 53

RESOURCES
Our technology, systems and properties

•             Wireline broadband networks – Our investments to deploy our gigabit-enabled TELUS PureFibre network have brought fibre-optic connectivity deeper into our network and directly to homes and businesses. At the end of 2017, 1.44 million homes and businesses in communities across B.C., Alberta and Quebec had access to fast, symmetrical 150/150 Internet download and upload speeds with TELUS PureFibre. Sixty of these communities now also have 250/250 Mbps and 1 Gbps/250 Mbps Internet service tiers available to them. Recognizing the need for highly reliable, high-capacity connectivity with low latency to support emerging services such as virtualized networks and IoT applications, we have also begun rolling out a next-generation nationwide optical backbone network capable of 400 Gbps per channel with automated self-healing and the ability to turn up network capacity on demand.

•             We have advanced our converged voice evolution strategy with the launch of our enhanced home phone service and small business voice services. These services leverage the capabilities of the TELUS PureFibre network and will serve as a foundation for new services in conjunction with our wireless network.

•             We have continued to innovate through Optik TV advancements for our customers, building a next-generation video platform to enable more differentiated OTT friendly services and launching a user-installable Android TV-based set-top box, which enabled us to introduce our new Pik TV service to customers as of May 2017.

•             By deploying next-generation platforms like Ericsson MediaRoom and MediaFirst Cloud, and investing in video distribution and the cloudification of video infrastructure, we will continue to advance our priority of enabling “anytime, everywhere” content and entertainment.

•             Real estate – Our network facilities are constructed under or along streets and highways, pursuant to rights-of-way granted by the owners of land, including municipalities and the Crown, or on freehold land we own.

•             Our real estate properties (owned or leased) also include administrative office space, work centres and space for telecommunications equipment. Some buildings are constructed on leasehold land and the majority of wireless towers are situated on lands or buildings held under leases or licences with varying terms. We also participate in two real estate joint ventures. (See Section 7.11.)

•             Intangible assets – Our intangible assets include wireless spectrum licences from Innovation, Science and Economic Development Canada (ISED), which are essential to providing wireless services. We have assets totalling 160.4 MHz average nationally. We have deployed 700 MHz, 2300 MHz, 2500 MHz, 1900 MHz, AWS-1 and 850 MHz spectrum to evolve our wireless network and will continue to enhance our LTE capability with AWS-3 spectrum as well as look to the introduction of new bands that will enable the realization of 5G networks. We intend to continue acquiring spectrum within the rules set out by ISED to meet our future capacity requirements.

•             Our broadcasting distribution licences enable us to provide entertainment services. See Section 9.4 Broadcasting related issues describing developments relating to these licences.

•             Future technologies, TELUS Health and TELUS International – In addition to evolving our existing wireless and wireline infrastructure, we are investing in the technologies of the future that will serve as the foundation to provide next-generation services to Canadians. By way of example, we are building the next generation of 5G wireless technologies and capitalizing on the promise of convergent wireless and wireline network technologies. As mobile operators globally work to develop 5G, we have achieved groundbreaking wireless speeds of nearly 30 Gbps – 200 times faster than today’s LTE standard – in our Living Lab. In 2017, we broke new ground by piloting 5G wireless-to-the-premises (WTTx) technology and achieved 2 gigabit per second download speeds in a live-environment test using 3.5 GHz spectrum.

•             We continue to invest in enabling platforms such as our jasper connected device platform (CDP) and our dedicated machine-to-machine virtual evolved packet core (M2M vEPC) to support IoT applications, where the ease of onboarding partners is crucial for emerging services such as connected vehicles, fleet management and more.

•             In 2017, we launched our NaaS solution, the first Canadian network function virtualization (NFV) infrastructure that will power the virtualized networks of the future and enable Canadian businesses to serve their customers better with improved total cost of ownership.

•             Through TELUS International, we provide customer care, IT, business processing and next-generation IT consulting services by utilizing geographically diverse service centres, software tools and international data networks and data centres. Global rerouting capabilities and geographic diversity are supported by facilities located in North America, Asia, Europe and Central America.

•             Through TELUS Health’s services, such as pharmacy management, EMRs (including mobile EMR), electronic health records, personal health records, clinical information systems, remote patient monitoring and online claims settlement management software solutions, including the online renewal of prescriptions, e-prescribing services, and MedDialog, TELUS Health facilitates the integration of electronic health records from the home to the doctor’s office to the hospital, making critical health information available to healthcare providers over wireless and wireline broadband networks.

54 • TELUS 2017 ANNUAL REPORT

MD&A: CAPABILITIES

4.3 Liquidity and capital resources

Capital structure financial policies

Our objective when managing capital is to maintain a flexible capital structure that optimizes the cost and availability of capital at acceptable risk.

In the management of capital and in its definition, we include Common Share equity (excluding Accumulated other comprehensive income), Long-term debt (including long-term credit facilities, commercial paper backstopped by long-term credit facilities and any associated hedging assets or liabilities, net of amounts recognized in Accumulated other comprehensive income), Cash and temporary investments, and short-term borrowings arising from securitized trade receivables.

We manage our capital structure and make adjustments to it in light of changes in economic conditions and the risk characteristics of our telecommunications infrastructure. In order to maintain or adjust our capital structure, we may change the amount of dividends paid to holders of Common Shares, purchase shares for cancellation pursuant to our normal course issuer bid (NCIB) programs, issue new shares, issue new debt, issue new debt to replace existing debt with different characteristics and/or increase or decrease the amount of trade receivables sold to an arm’s-length securitization trust.

We monitor capital by utilizing a number of measures, including the net debt to EBITDA – excluding restructuring and other costs ratio, coverage ratios and the dividend payout ratio. (See definitions in Section 11.1.)

Financing and capital structure management plans

REPORT ON FINANCING AND CAPITAL STRUCTURE MANAGEMENT PLANS
Pay dividends to the holders of Common Shares under our multi-year dividend growth program

•             In May 2016, we announced our intention to target ongoing semi-annual dividend increases, with the annual increase in the range of 7 to 10% from 2017 through to the end of 2019, thereby extending the policy first announced in May 2011. Notwithstanding this target, dividend decisions will continue to be subject to our Board’s assessment and the determination of our financial position and outlook on a quarterly basis. Our long-term dividend payout ratio guideline is 65 to 75% of prospective net earnings per share. (See Section 7.5 Liquidity and capital resource measures). There can be no assurance that we will maintain a dividend growth program or that it will not be changed through 2019. (See Caution regarding forward-looking statements – Ability to sustain our dividend growth program through 2019 and Section 10.7 Financing, debt requirements and returning cash to shareholders.)

•             Dividends declared in 2017 totalled $1.97 per share, an increase of $0.13 per share or 7.1% compared to the dividends declared in 2016. On February 7, 2018, the Board declared a first quarter dividend of $0.5050 per share, payable on April 2, 2018, to shareholders of record at the close of business on March 9, 2018. The first quarter dividend for 2018 reflects a cumulative increase of $0.025 per share or 5.2% from the $0.48 per share dividend declared one year earlier.

•             In connection with dividends declared during 2017, our dividend reinvestment and share purchase plan trustee purchased from Treasury approximately 2 million dividend reinvestment Common Shares for $91 million, with no discount applicable.

Purchase Common Shares

•             In November 2017, we received approval from the Toronto Stock Exchange (TSX) for a new 2018 NCIB to purchase and cancel up to 8 million Common Shares for consideration of up to $250 million over a 12-month period, commencing from November 13, 2017, to November 12, 2018, through the facilities of the TSX, the New York Stock Exchange, and alternative trading platforms or as otherwise permitted by applicable securities laws. TELUS will purchase Common Shares only when and if we consider it opportunistic, subject to any purchases that may be made under an automatic share purchase plan (ASPP). As of February 8, 2018, we have not had any transactions pursuant to our 2018 NCIB.

•             Our 2017 NCIB, for which we had received approval to purchase up to 8 million shares for an aggregate purchase price of up to $250 million, concluded on September 29, 2017 with TELUS having purchased, in the same manner as provided under the new 2018 NCIB, approximately 2.0 million shares or 0.3% of our outstanding shares for $80 million at an average price of approximately $40.97 per share.

•             We may also enter into an ASPP with a broker for the purpose of permitting us to purchase our Common Shares under our NCIB at times when we would not be permitted to trade in our shares, including regularly scheduled quarterly blackout periods. Such purchases will be determined by the broker in its sole discretion based on parameters that we established prior to any blackout period, in accordance with TSX rules and applicable securities laws. The ASPP has been approved by the TSX, and may be implemented from time to time in the future.

Use proceeds from securitized trade receivables (Short-term borrowings), bank facilities and commercial paper as needed, to supplement free cash flow and meet other cash requirements

•             Our issued and outstanding commercial paper was $1,140 million at December 31, 2017, all of which was denominated in U.S. dollars (US$908 million), compared to $613 million (US$456 million) at December 31, 2016.

•             Our net draws on the TELUS International (Cda) Inc. credit facility were $346 million ($339 million net of unamortized costs) at December 31, 2017, compared to $340 million ($332 million net of unamortized issue costs) at December 31, 2016.

•             Proceeds from securitized trade receivables were $100 million at December 31, 2017, unchanged from December 31, 2016.

TELUS 2017 ANNUAL REPORT • 55

REPORT ON FINANCING AND CAPITAL STRUCTURE MANAGEMENT PLANS
Maintain compliance with financial objectives

Certain of our current financial objectives will be reviewed in 2018 for possible revision due to changes arising from the adoption of new accounting standards, IFRS 15, Revenue from Contracts with Customers and IFRS 16, Leases. (See Section 8.2 Accounting policy developments.)

•             Maintain investment grade credit ratings in the range of BBB+ or the equivalent – On February 8, 2018, investment grade credit ratings from the four rating agencies that cover TELUS were in the desired range. (See Section 7.8 Credit ratings.)

•             Net debt to EBITDA – excluding restructuring and other costs ratio of 2.00 to 2.50 times – As measured at December 31, 2017, the ratio was 2.73 times, outside of the objective range, primarily due to the funding of spectrum licences acquired in wireless spectrum auctions held during 2014 and 2015, and the elevated strategic capital investments in our fibre-optic network. We expect this ratio to decline in 2018 and we continue to expect it to return to within the objective range in the medium term, consistent with our long-term strategy. (See Section 7.5 Liquidity and capital resource measures.)

•             Dividend payout ratio of 65 to 75% of net earnings per share on a prospective basis – Our objective range is on a prospective basis. The dividend payout ratio we present in this MD&A is a historical measure utilizing the last four quarters of dividends declared and earnings per share, and is disclosed for illustrative purposes in evaluating our target guideline. As at December 31, 2017, the historical ratio of 80% and the adjusted historical ratio of 80% exceeded the objective range; however, we currently expect that we will be within our target guideline when considered on a prospective basis within the medium term. (See Section 7.5 Liquidity and capital resource measures.)

•             Generally maintain a minimum of $1 billion in unutilized liquidity – As at December 31, 2017, our unutilized liquidity was more than $1 billion. (See Section 7.6 Credit facilities.)

Financing and capital structure management plans for 2018

At the end of 2017, our long-term debt (excluding unamortized discount) was $13.8 billion and the weighted average term to maturity was approximately 10.7 years (excluding commercial paper and the revolving component of the TELUS International credit facility). Our weighted average interest rate on long-term debt (excluding commercial paper and the revolving component of the TELUS International credit facility) was 4.18% at December 31, 2017, as compared to 4.22% one year earlier. Aside from Short-term borrowings of $100 million, commercial paper of $1,140 million (US$908 million) and the utilized revolving component of the TELUS International credit facility of $197 million (US$157 million), all of our debt was on a fixed-rate basis.

During 2018, we may issue senior Notes to refinance maturing debt or to use for general corporate purposes. Anticipated free cash flow and sources of capital are expected to be more than sufficient to meet requirements. For the related risk discussion, see Section 10.7 Financing, debt requirements and returning cash to shareholders.

4.4 Disclosure controls and procedures and changes in internal control over financial reporting

Disclosure controls and procedures

Disclosure controls and procedures are designed to provide reasonable assurance that all relevant information is gathered and reported to senior management, including the President and Chief Executive Officer (CEO) and the Executive Vice-President and Chief Financial Officer (CFO), on a timely basis so that appropriate decisions can be made regarding public disclosure.

The CEO and the CFO have assessed the effectiveness of our disclosure controls and procedures related to the preparation of this MD&A and the December 31, 2017, Consolidated financial statements. They have concluded that our disclosure controls and procedures were effective, at a reasonable assurance level, in ensuring that material information relating to TELUS and its consolidated subsidiaries would be made known to them by others within those entities, particularly during the period in which the MD&A and the Consolidated financial statements were being prepared.

Internal control over financial reporting

Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with IFRS-IASB and the requirements of the Securities and Exchange Commission in the United States, as applicable. TELUS’ CEO and CFO have assessed the effectiveness of our internal control over financial reporting as of December 31, 2017, in accordance with the criteria established in Internal Control – Integrated Framework (2013), issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment, TELUS’ CEO and CFO have concluded that our internal control over financial reporting is effective as of December 31, 2017, and certify TELUS’ annual filings with the Form 40-F, as required by the United States’ Sarbanes-Oxley Act of 2002, and TELUS’ Annual Information Form, as required by National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings.

Deloitte LLP, our auditor, has audited our internal controls over financial reporting as of December 31, 2017.

56 • TELUS 2017 ANNUAL REPORT

MD&A: DISCUSSION OF OPERATIONS

Changes in internal control over financial reporting

There were no changes in internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting in 2017. The adoption of IFRS 15, Revenue from Contracts with Customers, required the implementation of new accounting processes, which changed the Company’s internal controls over revenue recognition, contract acquisition costs and financial reporting. We have completed the design of these controls and they have been implemented as of December 31, 2017. We do not expect significant changes to our internal control over financial reporting due to the adoption of the new standard.

5 Discussion of operations

This section contains forward-looking statements, including those with respect to average revenue per subscriber unit (ARPU) growth, wireless loading and retention spending, high-speed Internet subscriber growth, and various future trends. There can be no assurance that we have accurately identified these trends based on past results, or that these trends will continue. See Caution regarding forward-looking statements at the beginning of this MD&A.

5.1 General

A significant judgment we make is in respect of distinguishing between our wireless and wireline operations and cash flows (and this extends to allocations of both direct and indirect expenses and capital expenditures). The clarity of such distinction has been increasingly affected by the convergence and integration of our wireless and wireline telecommunications infrastructure technology and operations. The continued build-out of our technology-agnostic fibre-optic infrastructure, in combination with converged edge technology, has significantly affected this judgment, as has the commercialization of fixed-wireless telecommunications solutions. It has become increasingly impractical and difficult to objectively and clearly distinguish between our wireless and wireline operations and cash flows, and the assets from which those cash flows arise. As at December 31, 2017, we do not currently aggregate operating segments, and thus our reportable segments as at December 31, 2017, are also wireless and wireline. Segmented information in Note 5 of the Consolidated financial statements is regularly reported to our Chief Executive Officer (CEO) (our chief operating decision-maker).

Selected annual information

Years ended December 31
($ in millions, except per share amounts)	2017	2016	2015
Operating revenues	13,304	12,799	12,502
Net income	1,479	1,236	1,382
Net income attributable to Common Shares	1,460	1,223	1,382
Net income per Common Share
Basic earnings per share (basic EPS)	2.46	2.06	2.29
Diluted	2.46	2.06	2.29
Cash dividends declared per Common Share	1.97	1.84	1.68

At December 31 ($ millions)	2017	2016	2015
Total assets	29,548	27,729	26,406
Current maturities of long-term debt	1,404	1,327	856
Non-current financial liabilities[1]
Provisions	152	57	55
Long-term debt	12,256	11,604	11,182
Other long-term financial liabilities	224	166	150
Total non-current financial liabilities	12,632	11,827	11,387
Deferred income taxes	2,500	2,107	2,155
Common equity	8,221	7,917	7,672

1        In our specific current instance, financial liabilities do not include liabilities that are excluded by definition (e.g. employee benefits and share-based compensation liabilities) or liabilities that do not involve a future outlay of economic resources (e.g. deferred recognition of customer activation and connection fees; deferred gains on sale-leaseback of buildings).

Operating revenues: Combined wireless revenue and wireline data revenue represented approximately 89% of consolidated revenues in 2017 (87% in 2016 and 86% in 2015).

Total assets: Growth in Total assets includes increases in Property, plant and equip -ment and Intangible assets, which increased by a combined $1,198 million in 2017 and a combined $1,107 million in 2016.

These increases resulted primarily from our ongoing investments in broadband networks, business acquisitions and purchases of wireless spectrum licences. See Section 7.3 Cash used by investing activities.

For changes in Long-term debt, see Section 6 Changes in financial position and Section 7.4 Cash used by financing activities.

TELUS 2017 ANNUAL REPORT • 57

5.2 Summary of consolidated quarterly results, trends and fourth quarter recap

Summary of quarterly results

($ millions, except per share amounts)	2017 Q4	2017 Q3	2017 Q2	2017 Q1	2016 Q4	2016 Q3	2016 Q2	2016 Q1
Operating revenues	3,467	3,366	3,273	3,198	3,305	3,238	3,148	3,108
Operating expenses
Goods and services purchased[1]	1,658	1,531	1,433	1,313	1,574	1,426	1,331	1,300
Employee benefits expense[1]	686	639	646	624	962	681	628	668
Depreciation and amortization	564	547	526	532	533	515	499	500
Total operating expenses	2,908	2,717	2,605	2,469	3,069	2,622	2,458	2,468
Operating income	559	649	668	729	236	616	690	640
Financing costs	144	149	142	138	134	129	134	123
Income before income taxes	415	500	526	591	102	487	556	517
Income taxes	133	130	140	150	15	132	140	139
Net income	282	370	386	441	87	355	416	378
Net income attributable to Common Shares	281	367	379	433	81	348	416	378
Net income per Common Share:
Basic earnings per share (EPS)	0.47	0.62	0.64	0.73	0.14	0.59	0.70	0.64
Adjusted basic EPS[2]	0.55	0.66	0.68	0.74	0.53	0.65	0.70	0.70
Diluted EPS	0.47	0.62	0.64	0.73	0.14	0.59	0.70	0.64
Dividends declared per Common Share	0.5050	0.4925	0.4925	0.48	0.48	0.46	0.46	0.44
Additional information:
EBITDA[2]	1,123	1,196	1,194	1,261	769	1,131	1,189	1,140
Restructuring and other costs[2]	60	36	39	4	348	60	23	48
Gains on the exchange of wireless spectrum licences	–	–	–	–	–	–	15	–
(Net losses and equity losses) net gains and equity income from real estate joint venture developments	(2)	–	3	–	7	10	9	–
MTS net recovery	21	–	–	–	–	–	–	–
Adjusted EBITDA[2]	1,164	1,232	1,230	1,265	1,110	1,181	1,188	1,188
Cash provided by operating activities	979	1,133	1,126	709	732	1,032	892	563
Free cash flow[2]	274	215	260	217	(191)	98	126	108

1          Goods and services purchased and Employee benefits expense amounts include restructuring and other costs.

2          See Section 11.1 Non-GAAP and other financial measures.

Trends

The trend of year-over-year increases in consolidated revenue reflects: (i) wireless network revenue generated from growth in both our ARPU and subscriber base; and (ii) wireline data service revenue, driven by Internet and enhanced data, business process outsourcing, TELUS Health, and TELUS TV services revenues. Increased Internet and TV service revenues are being generated by subscriber growth and higher Internet revenue per customer. Consolidated revenue growth was partially offset by the continued decline in wireline voice revenues. Wireless equipment revenues vary with per-unit subsidies resulting from both postpaid gross subscriber additions and retention volumes. For additional information on wireless and wireline revenue and subscriber trends, see Section 5.4 Wireless segment and Section 5.5 Wireline segment.

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The trend of year-over-year increases in Goods and services purchased expense reflects higher equipment expenses associated with increased postpaid gross additions and retention volumes, as well as increasing per-unit device costs including higher-value smartphones in the sales mix; increasing wireless and wireline customer service, roaming, and external labour expenses to support growth in our subscriber base; and increased wireline TV costs of sales associated with a growing subscriber base. These were partly offset by lower wireline equipment costs.

The general trend of year-over-year decreases in net Employee benefits expense reflects moderating wages and salaries resulting from reductions in the number of full-time equivalent (FTE) domestic employees associated with cost efficiency and effectiveness programs and the impact of benefits from certain contract concessions associated with our immediately vesting transformative compensation (recorded in the fourth quarter of 2016) that are yielding efficiency improvements and continue to support our customer service focus. This was partly offset by increases in the number of employees resulting from acquisitions to support business process outsourcing revenue growth and expand our TELUS Health offerings.

The trend of year-over-year increases in Depreciation and amortization reflects increases due to growth in capital assets, which is supporting the expansion of our broadband footprint and enhanced long-term evolution (LTE) network coverage, and growth in business acquisitions, as well as the present impact of our continuing program of asset life studies. The investments in our fibre-optic network also support our small-cell technology strategy to improve coverage and capacity while preparing for a more efficient and timely evolution to 5G.

The trend of year-over-year increases in Financing costs reflects an increase in long-term debt outstanding, mainly associated with our generational investments in fibre to homes and businesses and our wireless network, and the significant investments in wireless spectrum licences acquired during auctions in 2014 and 2015. Financing costs are net of capitalized interest, which was related to spectrum licences acquired during the wireless spectrum licence auctions. Capitalization of interest ceased in the first quarter of 2017, as cell sites are now capable of utilizing those spectrum frequencies. Financing costs also include Employee defined benefit plans net interest expense. Additionally, for the eight periods shown, Financing costs include varying amounts of foreign exchange gains or losses and varying amounts of interest income.

The trend in Net income reflects the items noted above, as well as non-cash adjustments arising from legislated income tax changes, and adjustments recognized in the current periods for income taxes of prior periods, including any related after-tax interest on reassessments. Historically, the trend in basic EPS has also been impacted by share purchases under our normal course issuer bid programs. However, there have been no such repurchases in 2017.

The general trend of year-over-year increases in Cash provided by operating activities reflects generally higher consolidated Adjusted EBITDA. It also reflects increased interest payments arising from increases in debt outstanding, offset by lower fixed-term interest rates. Income tax payments increased in 2016 and have decreased in 2017, as described in Assumptions for 2017 targets and results in Section 1.4. The trend in free cash flow reflects the factors affecting Cash provided by operating activities, as well as increases in capital expenditures. For further discussion on these trends, see Section 5.4 Wireless segment and Section 5.5 Wireline segment.

Fourth quarter recap

Results for the fourth quarter of 2017 were discussed in Management’s review of operations attached to our February 8, 2018 news release.

•              Consolidated operating revenues increased by $162 million or 4.9% in the fourth quarter of 2017 when compared to the fourth quarter of 2016, primarily reflecting growth in wireless network revenue and wireline data services, which includes increased Internet and enhanced data service, growth in business process outsourcing revenues, inclusive of recent acquisitions, TELUS Health and TELUS TV revenues. These increases were partly offset by the continuing decline in wireline voice revenues, consistent with the results for the full year, discussed in the following sections.

•              Consolidated EBITDA increased by $354 million or 45.9% in the fourth quarter of 2017 when compared to the fourth quarter of 2016. The increase reflects: (i) growth in wireless network revenues and increased wireline data revenues, partially offset by increased costs associated with higher wireless gross loading and retention volumes; and (ii) lower restructuring and other costs, which included the 2016 transformative compensation expense, partly offset by costs associated with the migration and servicing of subscribers acquired from MTS.

•              Adjusted EBITDA, which excludes restructuring and other costs, net gains and equity income or net losses and equity losses related to real estate joint venture developments, a gain from the exchange of wireless spectrum licences recorded in the second quarter of 2016 and the MTS net recovery, increased by $54 million or 4.7% in the fourth quarter of 2017.

TELUS 2017 ANNUAL REPORT • 59

•              Net income attributable to Common Shares increased by $200 million in the fourth quarter of 2017 when compared to the fourth quarter of 2016, largely due to the transformative compensation expense recorded in 2016, partly offset by increased depreciation, amortization of intangible assets, financing costs and income taxes, the increase in income taxes primarily being driven by increased income before income taxes and the revaluation of the deferred tax liability for the increase in the B.C. income tax rate. Basic EPS increased by $0.33 in the fourth quarter of 2017 when compared to the same period in 2016. When excluding restructuring and other costs, income tax-related adjustments, net gains and equity income or net losses and equity losses related to real estate joint venture developments, and the MTS net recovery, adjusted Net income increased by $12 million in the fourth quarter of 2017, while adjusted basic EPS increased by $0.02.

•              Cash provided by operating activities increased by $247 million in the fourth quarter of 2017 when compared to the same period in 2016. The increase was mainly due to higher EBITDA, resulting from the $305 million transformative compensation expense that was incurred in the fourth quarter of 2016, partly offset by changes in operating working capital.

•              Cash used by investing activities decreased by $114 million in the fourth quarter of 2017 when compared to the same period in 2016, mainly due to decreased capital expenditures and changes in working capital amounts related to acquisitions in current and prior periods.

•              Cash used by financing activities was $224 million in the fourth quarter of 2017 compared to cash provided by financing activities of $138 million in the fourth quarter of 2016. The net change of $362 million was primarily due to the larger amount of long-term debt issued in the fourth quarter of 2016.

•              Free cash flow increased by $465 million in the fourth quarter of 2017 when compared to the same period in 2016, resulting from increased EBITDA, including the impact of the 2016 transformative compensation expense, and lower capital expenditures. (See calculation in Section 11.1 Non-GAAP and other financial measures.)

5.3 Consolidated operations

The following is a discussion of our consolidated financial performance. Segment information in Note 5 of the Consolidated financial statements is regularly reported to our CEO. We discuss the performance of our segments in Section 5.4 Wireless segment, Section 5.5 Wireline segment and Section 7.3 Cash used by investing activities.

Operating revenues

Years ended December 31 ($ millions)	2017	2016	Change
Service	12,478	12,000	4.0%
Equipment	724	725	(0.1)%
Revenues arising from contracts with customers	13,202	12,725	3.7%
Other operating income	102	74	37.8%
	13,304	12,799	3.9%

Consolidated operating revenues increased by $505 million in 2017.

•              Service revenues increased by $478 million in 2017, primarily reflecting growth in wireless network revenue and wireline data services, partly offset by the continuing decline in wireline voice revenues. Wireless network revenue reflects growth in blended ARPU and a growing wireless subscriber base and, to a lesser extent, revenues related to postpaid subscribers we acquired from the MTS acquisition. Wireline data service revenue reflects increases in Internet and enhanced data service, growth in business process outsourcing revenues, inclusive of recent acquisitions and foreign exchange impacts on foreign operations, TELUS Health, and TELUS TV revenues. Higher TELUS Health revenues were driven by organic growth through additional professional services and support revenue, and through acquisitions. Internet and TV revenues increased due to subscriber growth, as well as higher Internet revenue per customer.

•              Equipment revenues were $724 million in 2017 and were relatively flat compared to 2016.

•              Other operating income increased by $28 million in 2017, primarily due to higher net gains in the current period than in the comparable period. These changes include the MTS contingent consideration recovery and recognition of a gain on sale of a security consulting business. The remaining are other net gains offset by lower government assistance, the non-recurrence of 2016 wireless spectrum gains and lower gains from the real estate joint venture.

Operating expenses

Years ended December 31 ($ millions)	2017	2016	Change
Goods and services purchased	5,935	5,631	5.4%
Employee benefits expense	2,595	2,939	(11.7)%
Depreciation	1,617	1,564	3.4%
Amortization of intangible assets	552	483	14.3%
	10,699	10,617	0.8%

Consolidated operating expenses increased by $82 million in 2017.

•              Goods and services purchased increased by $304 million in 2017, reflecting increased costs associated with higher wireless gross loading, higher handset costs, increased roaming costs, higher non-labour restructuring and other costs, including those associated with the migration and servicing of subscribers from MTS, increased external labour to support a growing subscriber base, increased advertising and promotion expense, higher TV content costs, and higher customer support costs related to acquired MTS subscribers during migration.

•              Employee benefits expense decreased by $344 million in 2017 due to the non-recurrence of labour-related restructuring and other expenses from 2016, and the benefits from certain contract concessions associated with our transformative compensation that are yielding efficiency improvements and continue to support our customer service focus.

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Excluding the transformative compensation expense, Employee benefits expense reflects a decrease of $39 million for 2017. The decrease resulted mainly from lower employee-related restructuring and other costs, realizing the benefits from certain contract concessions associated with our transformative compensation, lower compensation and benefit costs from a decrease in the number of domestic FTEs, excluding acquisitions and higher capitalized labour costs, partly offset by an increase in the number of employees and related compensation resulting from acquisitions supporting growing TELUS Health and business process outsourcing revenue.

•              Depreciation increased by $53 million in 2017 due to increased expenditures associated with capital assets, including those arising from our fibre investment and business acquisitions, as well as the impact of our continuing program of asset life studies.

•              Amortization of intangible assets increased by $69 million in 2017, reflecting increased expenditures associated with the intangible asset base, including those arising from business acquisitions.

Operating income

Years ended December 31 ($ millions)	2017	2016	Change

Wireless EBITDA (see Section 5.4)	3,099	2,906	6.6%
Wireline EBITDA (see Section 5.5)	1,675	1,323	26.6%

EBITDA	4,774	4,229	12.9%
Depreciation and amortization (discussed above)	(2,169)	(2,047)	6.0%

	2,605	2,182	19.4%

Operating income increased by $423 million, while EBITDA increased by $545 million in 2017. These increases reflect wireless network revenue growth driven by higher ARPU and a larger customer base, in addition to growth in data service margins, partly offset by increased depreciation arising from our fibre investment capital expenditures. Excluding the effects of the $305 million transformative compensation expense recorded in the fourth quarter of 2016, Operating income increased by $118 million or 4.7% in 2017, while EBITDA increased by $240 million or 5.3%.

Financing costs

Years ended December 31 ($ millions)	2017	2016	Change

Gross interest expense	579	554	4.5%
Capitalized long-term debt interest	–	(52)	n/m

Interest expense	579	502	15.3%
Employee defined benefit plans net interest	6	6	–%
Interest income	(7)	(3)	133.3%
Foreign exchange (gains) losses	(5)	15	(133.3)%

	573	520	10.2%

Financing costs increased by $53 million in 2017, mainly due to the following factors:

•              Gross interest expense, prior to capitalization of long-term debt interest, increased by $25 million in 2017, primarily due to the increase in average long-term debt balances outstanding, partly offset by a reduction in the effective interest rate. Our weighted average interest rate on long-term debt (excluding commercial paper and the revolving component of the TELUS International (Cda) Inc. credit facility) was 4.18% at December 31, 2017, as compared to 4.22% one year earlier. (See Long-term debt issues and repayments in Section 7.4.)

•              Capitalized long-term debt interest is in respect of debt incurred for the purchase of spectrum licences during spectrum auctions held by Innovation, Science and Economic Development Canada (ISED), which we deploy in our existing network. Capitalization of long-term debt interest occurs until substantially all of the activities necessary to prepare the spectrum for its intended use are complete, effectively when cell sites are ready to be put into service. The capitalization of interest ceased in the first quarter of 2017.

•              Employee defined benefit plans net interest was flat in 2017 compared to 2016.

•              Interest income increased in 2017 due to the settlement of prior years’ income-tax related matters.

•              Foreign exchange (gains) losses have fluctuated as a result of the strengthening of the Canadian dollar relative to the U.S. dollar in 2017.

Income taxes

Years ended December 31
($ millions, except tax rates)	2017	2016	Change

Income taxes computed at applicable statutory rates	541	444	21.8%
Adjustments recognized in the current period for income taxes of prior periods	(4)	(12)	66.7%
Revaluation of deferred income tax liability to reflect future statutory income tax rates	28	(4)	n/m
Other	(12)	(2)	n/m

	553	426	29.8%

Income taxes computed at applicable statutory rates (%)	26.6	26.7	(0.1) pts.
Effective tax rates (%)	27.2	25.6	1.6 pts.

Total income tax expense increased by $127 million in 2017. The increase was primarily due to an increase in income before income taxes, and revaluation of the deferred tax liability for the increase in the B.C. income tax rate that was substantively enacted in the fourth quarter of 2017.

TELUS 2017 ANNUAL REPORT • 61

Comprehensive income

Years ended December 31 ($ millions)	2017	2016	Change

Net income	1,479	1,236	19.7%
Other comprehensive income (loss) (net of income taxes):
Items that may be subsequently reclassified to income	13	(15)	n/m
Item never subsequently reclassified to income –
Employee defined benefit plans re-measurements	(172)	–	n/m

Comprehensive income	1,320	1,221	8.1%

Comprehensive income increased by $99 million in 2017, primarily due to increases in Net income, partly offset by changes in employee defined benefit plans re-measurement amounts. Items that may be subsequently reclassified to income are composed of changes in the unrealized fair value of derivatives designated as cash flow hedges, foreign currency translation adjustments arising from translating financial statements of foreign operations and changes in the unrealized fair value of available-for-sale investments.

5.4 Wireless segment

Postpaid subscribers		Postpaid churn
2017: 7,978,000	+5.7%	2017: 0.90%	(0.05) pts.
2016: 7,550,000		2016: 0.95%

Prepaid subscribers		Blended ARPU
2017: 933,000	(9.9)%	2017: $67.05	+3.0%
2016: 1,035,000		2016: $65.10

Wireless trends and seasonality

The historical trend in wireless network revenue reflects growth in both ARPU and our subscriber base, driven by larger proportions of higher-rate plans in the revenue mix and higher data consumption. This growth, coupled with higher-value smartphones in the sales mix, was partially offset by the general decline in wireless equipment revenues. This general decline in wireless equipment revenues reflects higher per-unit subsidies, including devices on Premium Plus plans, partly offset by increased gross additions. The general trend of year-over-year increases in subscriber net additions resulted from the success of our promotions, including marketing efforts focused on higher-value postpaid and smartphone loading, coupled with the effects of market growth arising from a growing population, changing population demographics and an increasing number of customers with multiple activated devices. Although there have historically been significant third and fourth quarter seasonal effects that result in increased loading, competitive intensity in both the consumer and business markets may impact subscriber addition results and trends for future periods.

The wireless ARPU growth trend increased in 2017 due to an emphasis on marketing and increased mix of higher-rate plans, including the Premium Plus plans launched in June 2016, and a higher mix of higher-rate data share plans. This was partly offset by competitive pressures driving larger allotments of data provided in rate plans, including data sharing and international data roaming features and plans, consumer behavioural response to increased frequency of customer data usage notifications, and offloading of data traffic to Wi-Fi hotspots. ARPU is expected to continue to increase, as a result of the continued growth in data consumption and the ongoing shift in our subscriber base towards higher-value postpaid customers. However, the level of ARPU is highly dependent on competition, as competitive pressures, including promotional activity and resulting reactions to those pressures and promotions, have the potential to compress ARPU in future periods. The economic environment, consumer behaviour, the regulatory environment, device selection and other factors also impact ARPU, and, as a consequence, there cannot be assurance that ARPU growth will continue to materialize. In terms of seasonality, wireless ARPU has historically experienced seasonal sequential increases in the second and third quarters, reflecting higher levels of usage and roaming in the spring and summer, followed by historical seasonal sequential declines in the fourth and first quarters. This seasonal effect on ARPU has moderated, as unlimited nationwide voice plans have become more prevalent and chargeable voice and long distance usage spikes have become less pronounced. In addition, customers are opting for higher-capacity data plans with higher base prices and benefiting from flexible data top-up features, resulting in less variability in chargeable data usage but higher monthly recurring revenue.

Historically, the third and fourth quarter seasonal effects described above have reflected higher wireless subscriber additions, an increase in related acquisition costs and equipment sales, and higher retention costs due to contract renewals in those quarters. Retention costs have historically increased during periods of heightened marketing activity and also coinciding with the maturation of contracts that reflect seasonal subscriber additions and renewals in previous periods. These impacts can be more pronounced around popular device launches and seasonal promotional events, such as back to school, Black Friday and the Christmas holiday season. The costs associated with higher seasonal loading volumes have typically resulted in sequential decreases in wireless EBITDA from the second quarter through to the fourth quarter, and are usually followed by sequential increases in wireless EBITDA from the fourth quarter through to the second quarter. The fourth quarter of 2016 included the immediately vesting transformative compensation expense. Subscriber additions have generally been lowest in the first quarter.

The trend of year-over-year improvements in our average monthly postpaid subscriber churn reflects our efforts to put customers first and our retention programs. We may experience pressure on our postpaid subscriber churn if the level of competitive intensity increases, in part due to increased promotional activity, and an increase in customers on expired contracts, as well as customers bringing their own devices and therefore not entering into new contracts. Accordingly, our wireless segment historical operating results and trends may not be reflective of results and trends for future periods.

The trends in revenue and revenue-based operating metrics will be impacted by our adoption of IFRS 15, Revenue from Contracts with Customers, as discussed further in Section 8.2 Accounting policy developments.

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Wireless operating indicators

At December 31	2017	2016	Change
Subscribers (000s):
Postpaid	7,978	7,550	5.7%
Prepaid	933	1,035	(9.9)%
Total	8,911	8,585	3.8%
Postpaid proportion of subscriber base (%)	89.5	87.9	1.6 pts.
HSPA+ population coverage[1] (millions)	36.7	35.7	2.8%
LTE population coverage[1] (millions)	36.6	35.2	4.0%
Years ended December 31	2017	2016	Change
Subscriber gross additions (000s):
Postpaid	1,140	1,039	9.7%
Prepaid	320	360	(11.1)%
Total	1,460	1,399	4.4%
Subscriber net additions (000s):
Postpaid	379	243	56.0%
Prepaid	(83)	(70)	(18.6)%
Total	296	173	71.1%
Blended ARPU, per month[2] ($)	67.05	65.10	3.0%
Churn, per month[2] (%)
Blended	1.11	1.21	(0.10) pts.
Postpaid	0.90	0.95	(0.05) pts.

1              Including network access agreements with other Canadian carriers.

2              See Section 11.2 Operating indicators. These are industry measures useful in assessing operating performance of a wireless company, but are not measures defined under IFRS-IASB.

3              Effective April 1, 2017, postpaid subscribers, total subscribers and associated operating statistics (gross additions, net additions, ARPU and churn) have been adjusted to include an estimated migration of 85,000 MTS subscribers in the opening subscriber balances. Subsequent to this, on October 1, 2017, total subscribers and associated operating statistics have been adjusted to reduce estimated migrations of MTS subscribers down by 11,000 to 74,000. Cumulative subscriber connections also include an April 1, 2017 adjustment to remove approximately 19,000 prepaid and 25,000 postpaid subscriptions from the respective subscriber bases, primarily due to our national CDMA network shutdown.

Operating revenues – Wireless segment

Years ended December 31 ($ in millions)	2017	2016	Change
Network revenue	6,964	6,541	6.5%
Equipment and other service revenues	535	537	(0.4)%
Revenues arising from contracts with customers	7,499	7,078	5.9%
Other operating income	36	37	(2.7)%
External operating revenues	7,535	7,115	5.9%
Intersegment revenues	43	58	(25.9)%
Wireless operating revenues	7,578	7,173	5.6%

Total wireless operating revenues increased by $405 million in 2017.

Network revenue from external customers increased by $423 million in 2017. Network revenue increased by 6.5%, reflecting: (i) growth in the subscriber base, including subscribers we acquired from MTS; (ii) a larger proportion of higher-rate plans in the revenue mix, including the Premium Plus plans launched in June 2016; (iii) a larger proportion of customers selecting plans with larger data buckets or periodically topping up their data buckets; (iv) a higher postpaid subscriber mix; (v) a higher smartphone mix; and (vi) higher roaming revenues.

•              Monthly blended ARPU was $67.05 in 2017, reflecting an increase of $1.95 or 3.0%. The increase was primarily driven by the effects of higher network revenue (as described above).

•              Gross subscriber additions were 1,460,000 in 2017, reflecting an increase of 61,000 for the year. Postpaid gross additions increased by 101,000 due to the success of promotions and our marketing efforts focused on higher-value postpaid and smartphone loading, higher demand for tablet devices, demographic shifts as the Canadian population grows, and in the fourth quarter, our successful response to aggressive holiday offers. Prepaid gross activations decreased by 40,000 resulting mainly from competitive intensity, and our marketing efforts focused on higher-value postpaid loading.

•              Our average monthly postpaid subscriber churn rate was 0.90% in 2017, as compared to 0.95% in 2016. The continuing low postpaid subscriber churn rate during 2017 reflects our focus on executing customers first initiatives and retention programs, partly offset by incremental deactivations from aggressive holiday offers. Our blended monthly subscriber churn rate was 1.11% in 2017, as compared to 1.21% in 2016. The improvement in our blended subscriber churn rate in 2017 reflects the changes in the postpaid churn rate and improvements in prepaid churn rates, as well as an increase in the mix of postpaid subscribers versus prepaid subscribers in our subscriber base.

•              Net subscriber additions reflect postpaid net additions of 379,000 in 2017, compared to 243,000 in 2016, attributed to the factors affecting gross subscriber additions as described above. Prepaid subscribers decreased by 83,000 in 2017, reflecting our focus on higher-value postpaid loading. Net subscriber additions were 296,000 in 2017, reflecting a year-over-year improvement of 123,000 due to lower blended monthly churn and higher postpaid gross additions. The 74,000 MTS subscribers acquired are not part of net subscriber additions, as they were added to the subscriber base.

TELUS 2017 ANNUAL REPORT • 63

Equipment and other service revenues decreased by $2 million in 2017 mainly due to a combination of higher per-unit subsidies combined with competitive intensity and a higher mix of bring-your-own-device loading, partly offset by increased postpaid gross additions, higher retention volumes and increased handset device balance payments from subscribers.

Other operating income was relatively flat in 2017 compared to 2016. The MTS contingent consideration recovery was partially offset by the non-recurrence of 2016 gains from the exchange of wireless spectrum licences and lower gains from sales of property, plant and equipment.

Intersegment revenues represent network services that are eliminated upon consolidation along with the associated wireline expenses.

Operating expenses – Wireless segment

Years ended December 31 ($ in millions)	2017	2016	Change
Goods and services purchased:
Equipment sales expenses	1,782	1,684	5.8%
Network operating expenses	826	773	6.9%
Marketing expenses	433	420	3.1%
Other[1]	792	667	18.7%
Employee benefits expense[1,2]	646	723	(10.7)%
Wireless operating expenses	4,479	4,267	5.0%

1                Includes restructuring and other costs. See Section 11.1 Non-GAAP and other financial measures.

2                Includes transformative compensation expense of $70 million recorded in other costs in the fourth quarter of 2016.

Wireless expenses increased by $212 million in 2017.

Equipment sales expenses increased by $98 million in 2017, reflecting an increase in postpaid gross additions, an increase in higher-value smartphones in the sales mix, including premium devices on Premium Plus plans, increasing handset costs, and an increase in retention volumes.

Network operating expenses increased by $53 million in 2017, mainly due to increased roaming expenses.

Marketing expenses increased by $13 million in 2017, primarily due to higher advertising and promotions expenses, as well as higher commission expense driven by higher gross additions and an increase in retention volumes.

Other goods and services purchased increased by $125 million in 2017, primarily due to an increase in external labour, largely because of higher non-labour restructuring and other costs, including those associated with the migration and servicing of subscribers from MTS, customer support costs related to acquired MTS subscribers during migration, an increase in external labour and higher administrative costs supporting the higher customer base.

Employee benefits expense decreased by $77 million in 2017, primarily due to the non-recurrence of significant labour-related restructuring and other costs from efficiency initiatives in 2016. Excluding the transformative compensation expense, employee benefits expense decreased by $7 million. This decrease was primarily due to lower capitalized labour costs.

EBITDA – Wireless segment

Years ended December 31
($ in millions, except margins)	2017	2016	Change
EBITDA	3,099	2,906	6.6%
Add back restructuring and other costs included in EBITDA[1]	79	121	(34.7)%
Deduct gain on the exchange of wireless spectrum licences	–	(15)	n/m
Deduct net gains and equity income from real estate joint venture developments	–	(12)	n/m
Deduct MTS net recovery	(21)	–	n/m
Adjusted EBITDA[2]	3,157	3,000	5.2%
EBITDA margin (%)	40.9	40.5	0.4 pts.
Adjusted EBITDA margin[3] (%)	41.8	42.0	(0.2) pts.

1              Includes transformative compensation expense of $70 million recorded in other costs in the fourth quarter of 2016.

2              See description under EBITDA in Section 11.1 Non-GAAP and other financial measures.

3              Adjusted EBITDA margin is Adjusted EBITDA divided by Operating revenues, where the calculation of the Operating revenues excludes the net gains and equity income from real estate joint venture developments, the gain on the exchange of wireless spectrum licences as well as the MTS net recovery.

Wireless EBITDA increased by $193 million or 6.6% in 2017. Wireless Adjusted EBITDA increased by $157 million or 5.2% in 2017, reflecting network revenue growth driven by higher ARPU and a larger customer base, including the subscribers we acquired from MTS, partly offset by increased equipment sales expenses, increased network operating expenses, higher administrative costs and increased customer support costs due to growth in the subscriber base.

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5.5 Wireline segment

High-speed Internet		TELUS TV subscribers
subscribers
2017: 1,743,000	+5.3%	2017: 1,098,000	+3.7%
2016: 1,655,000		2016: 1,059,000

Residential NALs		Total wireline
Subscribers
2017: 1,298,000	(5.5)%	2017: 4,139,000	+1.2%
2016: 1,374,000		2016: 4,088,000

Wireline trends

The trend of increasing wireline service revenue reflects growth in highspeed Internet and enhanced data services, business process outsourcing services, TELUS Health revenues, and TELUS TV revenues, and is partly offset by declining wireline voice revenues and equipment revenues. The increases in Internet and TV service revenues are being generated by subscriber growth and higher Internet revenue per customer resulting from upgrades to faster speeds and larger data usage rate plans. The trend of increasing TELUS Health revenues has been driven by organic growth and through acquisitions. Growth rates of business process outsourcing services reflect acquisition growth and moderating organic growth. The trend of declining wireline voice revenues is due to technological substitution, greater use of inclusive long distance coupled with lower long distance minutes used, and continuing intensification of competition in the small and medium-sized business market, as well as impacts of the economic slowdown in previous quarters, particularly in Alberta, which were more prominent in the business markets for voice.

We expect continued high-speed Internet subscriber base growth as the economy grows and as we continue our investments in expanding our fibre-optic network. TELUS TV subscriber base growth has moderated due to a declining overall market for paid TV services resulting from the high rate of market penetration and increased competitive intensity, including from over-the-top (OTT) services. Residential network access line (NAL) losses continue to reflect the ongoing trend of substitution to wireless and Internet-based services.

Wireline operating indicators

At December 31 (000s)	2017	2016	Change
Subscriber connections:
High-speed Internet subscribers	1,743	1,655	5.3%
TELUS TV subscribers	1,098	1,059	3.7%
Residential NALs[1]	1,298	1,374	(5.5)%
Total wireline subscriber connections[1]	4,139	4,088	1.2%

Years ended December 31 (000s)	2017	2016	Change
Subscriber connection net additions (losses):
High-speed Internet	81	68	19.1%
TELUS TV	35	54	(35.2)%
Residential NALs	(76)	(93)	18.3%
Total wireline subscriber connection net additions[1]	40	29	37.9%

1             In relation to an acquisition and a divestiture that were both undertaken during the first quarter of 2017, January 1, 2017 residential NALs, high-speed Internet and TELUS TV subscriber balances were increased by a net 1,000, 6,000 and 5,000, respectively.

Operating revenues – Wireline segment

Years ended December 31 ($ in millions)	2017	2016	Change
Data services and equipment	4,261	4,059	5.0%
Voice services	1,230	1,363	(9.8)%
Other services and equipment	212	225	(5.8)%
Revenues arising from contracts with customers	5,703	5,647	1.0%
Other operating income	66	37	78.4%
External operating revenues	5,769	5,684	1.5%
Intersegment revenue	206	194	6.2%
Total operating revenues	5,975	5,878	1.7%

Total wireline operating revenues increased by $97 million in 2017.

•             Data services and equipment revenues increased by $202 million in 2017. The increase was primarily due to: (i) increased Internet and enhanced data service revenues resulting from a 5.3% increase in our high-speed Internet subscribers over the last 12 months, higher revenue per customer from upgrades to faster Internet speeds and larger data usage Internet rate plans, and certain rate increases; (ii) growth in business process outsourcing revenues, inclusive of recent acquisitions and foreign exchange impacts on foreign operations; (iii) increased TELUS Health revenues driven by organic growth through additional professional services and support revenue, and through acquisitions (professional services revenue increased largely due to being selected as the technology solution provider for PrescribeIT, and support revenue growth has arisen from additional physicians using our electronic medical records offering); and (iv) increased TELUS TV revenues resulting from 3.7% subscriber growth over the last 12 months. This growth was partly offset by the ongoing decline in legacy data services.

•             Voice services revenues decreased by $133 million in 2017. The decrease reflects the ongoing decline in legacy revenues from technological substitution, increased competition, greater use of inclusive long distance plans and lower long distance minutes of use, including lower wholesale volumes and price plan changes. We experienced a 5.5% decline in residential NALs in the year.

TELUS 2017 ANNUAL REPORT • 65

•              Wireline subscriber connection net additions were 40,000 in 2017, reflecting an increase of 11,000 from 2016.

•              Net additions of high-speed Internet subscribers increased by 13,000 in 2017, due to continued customer demand for our high-speed broadband services, including fibre to the premises, as well as the success of our innovative product offerings. Net additions of TELUS TV subscribers were 35,000 in 2017, a decrease of 19,000 compared to the net additions in 2016. This decrease reflects lower gross additions and higher satellite-TV subscriber losses due to a declining overall market for paid TV services resulting from the effects of heightened competitive intensity, including from OTT services, and a high rate of market penetration. These pressures were partly offset by the continued focus on connecting more homes and businesses directly to fibre (as we approach nearly 50% of our targeted coverage footprint), expanding and enhancing our addressable high-speed Internet and Optik TV footprint, and bundling these services together. This contributed to combined Internet and TV subscriber growth of 127,000 or 4.7% in the year.

•              Residential NAL losses were 76,000 in 2017, as compared to NAL losses of 93,000 in 2016. The residential NAL losses continue to reflect the trend of substitution to wireless and Internet-based services, as well as increased competition, partially mitigated by the success of our bundled service offerings and our customers first initiatives.

•              Other services and equipment revenues decreased by $13 million in 2017, mainly due to declines in voice equipment sales.

Other operating income increased by $29 million in 2017, mainly due to gains on sales of certain assets, the non-recurrence of a 2016 provision related to written put options issued in a 2012 TELUS International (Cda) Inc. business combination, partly offset by lower net gains and equity income related to real estate joint venture developments.

Intersegment revenues represent services provided to the wireless segment. Such revenue is eliminated upon consolidation together with the associated expenses in wireless.

Operating expenses – Wireline segment

Years ended December 31 ($ millions)	2017	2016	Change
Goods and services purchased[1]	2,351	2,339	0.5%
Employee benefits expense[1,2]	1,949	2,216	(12.0)%
Wireline operating expenses	4,300	4,555	(5.6)%

1              Includes restructuring and other costs. See Section 11.1 Non-GAAP and other financial measures.

2              Includes transformative compensation expense of $235 million recorded in other costs in the fourth quarter of 2016.

Total wireline operating expenses decreased by $255 million in 2017, primarily due to the following factors:

•              Goods and services purchased increased by $12 million in 2017, primarily due to increased external labour supporting the growing customer base, higher TV content costs mainly driven by higher numbers of TV subscribers, and higher non-labour restructuring and other costs.

•              Employee benefits expense decreased by $267 million in 2017, mainly due to the non-recurrence of the $235 million transformative compensation expense recorded in the fourth quarter of 2016.

Excluding the transformative compensation expense, employee benefits expense decreased by $32 million. The decrease was primarily due to the non-recurrence of significant labour-related restructuring and other costs from efficiency initiatives in 2016, benefits from certain contract concessions associated with our transformative compensation, lower compensation and benefit costs from a decrease in the number of domestic FTEs, excluding acquisitions, and higher capitalized labour costs. The decrease was partly offset by an increase in the number of employees and related compensation resulting from acquisitions supporting growing TELUS Health and business process outsourcing revenue, net of the effects of foreign exchange on foreign operations.

EBITDA – Wireline segment

Years ended December 31
($ in millions, except margins)	2017	2016	Change
EBITDA	1,675	1,323	26.6%
Add back restructuring and other costs included in EBITDA[1]	60	358	(83.2)%
Deduct net gains and equity income from real estate joint venture developments	(1)	(14)	92.9%
Adjusted EBITDA[2]	1,734	1,667	4.0%
EBITDA margin (%)	28.0	22.5	5.5 pts.
Adjusted EBITDA margin[3] (%)	29.0	28.4	0.6 pts.

1             Includes transformative compensation expense of $235 million recorded in other costs in the fourth quarter of 2016.

2             See description under EBITDA in Section 11.1 Non-GAAP and other financial measures.

3             Adjusted EBITDA margin is Adjusted EBITDA divided by Operating revenues, where the calculation of the Operating revenues excludes the net gains and equity income from real estate joint venture developments.

Wireline EBITDA increased by $352 million or 26.6% in 2017. Wireline Adjusted EBITDA increased by $67 million or 4.0% in 2017 due to growth in data service margins (including Internet, TELUS Health services, and TELUS TV) and our execution of cost efficiency programs, partly offset by continued declines in legacy voice services and a decline in the contribution from business process outsourcing services.

66 • TELUS 2017 ANNUAL REPORT

MD&A: CHANGES IN FINANCIAL POSITION

6 Changes in financial position

			Change	Change
Financial position at December 31 ($ millions)	2017	2016	($millions)	(%)	Change includes:
Current assets
Cash and temporary investments, net	509	432	77	18	See Section 7 Liquidity and capital resources
Accounts receivable	1,623	1,471	152	10	An increase in roaming revenue accruals, as well as an increase in wireless receivables related to higher postpaid average revenue per subscriber unit per month (ARPU) and subscriber growth
Income and other taxes receivable	96	9	87	n/m	An increase in receivable for prior years due to adjustments recognized in the current period
Inventories	378	318	60	19	An increase in wireless handset inventory
Prepaid expenses	260	233	27	12	An increase in prepaid maintenance contracts
Current derivative assets	18	11	7	64	An increase in the nominal amounts of restricted stock unit hedging items.
Current liabilities
Short-term borrowings	100	100	–	–	See Section 7.7 Sale of trade receivables
Accounts payable and accrued liabilities	2,460	2,330	130	6	An increase in payables associated with higher capital expenditures and higher roaming net settlements. See Note 23 of the Consolidated financial statements
Income and other taxes payable	34	37	(3)	(8)	Instalments made during the year exceeded current income tax expense
Dividends payable	299	284	15	5	Effects of an increase in the dividend rate, as well as an increase in the number of shares outstanding
Advance billings and customer deposits	782	737	45	6

An increase in advance billings due to the upfront payment for hardware, maintenance and installation of a managed voice solution, as well as increased subscriber growth during the year. See Note 24 of the Consolidated financial statements

Provisions	78	124	(46)	(37)	Payment of employee-related restructuring disbursements in excess of associated expenses. See Note 25 of the Consolidated financial statements
Current maturities of long-term debt	1,404	1,327	77	6

An increase in outstanding commercial paper of $527, as well as amounts reclassified from long-term debt relating to the upcoming maturity of $250 of our 1.50% Notes, Series CS in March 2018, offset by redemption of $700 of our 4.95% Notes, Series CD in March 2017

Current derivative liabilities	33	12	21	n/m	An increase in the nominal amounts of U.S. currency hedging items.
Working capital (Current assets subtracting Current liabilities)	(2,306)	(2,477)	171	7	TELUS normally has a negative working capital position. See Financing and capital structure management plans in Section 4.3 and the Liquidity risk discussion in Section 7.9.

TELUS 2017 ANNUAL REPORT • 67

			Change	Change
Financial position at December 31 ($ millions)	2017	2016	($millions)	(%)	Change includes:
Non-current assets
Property, plant and equipment, net	11,368	10,464	904	9	See Capital expenditures in Section 7.3 Cash used by investing activities and Depreciation in Section 5.3
Intangible assets, net	10,658	10,364	294	3	See Capital expenditures in Section 7.3 Cash used by investing activities and Amortization of intangible assets in Section 5.3
Goodwill, net	4,217	3,787	430	11	Acquisitions including MTS subscribers, a pharmacy management services provider, and a business process outsourcing and contact centre services company
Other long-term assets	421	640	(219)	(34)	A decrease in pension and post-retirement assets resulting from actuarial losses primarily arising from financial assumption changes in the pension plans.
Non-current liabilities
Provisions	492	395	97	25	An increase due to a business acquisition provision in respect of non-controlling interests. See Note 25 of the Consolidated financial statements
Long-term debt	12,256	11,604	652	6	See Section 7.4 Cash used by financing activities
Other long-term liabilities	847	736	111	15

An increase in pension and post-retirement liabilities resulting from actuarial losses primarily arising from financial assumption changes in the pension plans, as well as an increase in the nominal amounts of U.S. currency hedging items. See Note 27 of the Consolidated financial statements

Deferred income taxes	2,500	2,107	393	19	An increase in temporary differences between the accounting and tax basis of assets and liabilities, as well as the revaluation of the liability at higher future income tax rates.
Owners’ equity
Common equity	8,221	7,917	304	4

Net income of $1,460, issue of shares in a business combination of $100, dividends reinvested and optional cash payments of $71, and other of $3, net of Other comprehensive loss of $163, and dividend declarations of $1,167. See Section 7.4 Cash used by financing activities

Non-controlling interests	42	19	23	n/m	Includes Net income of $19 and Other comprehensive income of $4.

68 • TELUS 2017 ANNUAL REPORT

MD&A: Liquidity and capital resources

7 Liquidity and capital resources

This section contains forward-looking statements, including those with respect to our dividend payout ratio and net debt to EBITDA – excluding restructuring and other costs ratio. See Caution regarding forward-looking statements at the beginning of this MD&A.

7.1 Overview

Our capital structure financial policies and financing and capital structure management plans are described in Section 4.3.

Cash flows

Years ended December 31 ($ millions)	2017	2016	Change
Cash provided by operating activities	3,947	3,219	728
Cash used by investing activities	(3,643)	(2,923)	(720)
Cash used by financing activities	(227)	(87)	(140)
Increase in Cash and temporary investments, net	77	209	(132)
Cash and temporary investments, net, beginning of period	432	223	209
Cash and temporary investments, net, end of period	509	432	77

7.2 Cash provided by operating activities

Analysis of changes in cash provided by operating activities

Years ended December 31 ($ millions)	2017	2016	Change
EBITDA (see Section 5.4 and Section 5.5)	4,774	4,229	545
Restructuring and other costs, net of disbursements	(21)	24	(45)
Employee defined benefit plans expense, net of employer contributions	15	22	(7)
Share-based compensation expense, net of payments	17	(2)	19
Interest paid, net of interest received	(532)	(506)	(26)
Income taxes paid, net of recoveries received	(191)	(600)	409
Other operating working capital changes	(115)	52	(167)
Cash provided by operating activities	3,947	3,219	728

•              Income taxes paid, net of recoveries received, decreased in 2017. This reflected the reorganization of our legal structure, which impacted the timing of cash income tax payments. See Assumptions for 2017 targets and results in Section 1.4 for additional information.

•              For a discussion on Other operating working capital changes, see Section 6 Changes in financial position and Note 31(a) of the Consolidated financial statements.

7.3 Cash used by investing activities

Cash used by investing activities

Years ended December 31 ($ millions)	2017	2016	Change
Cash payments for capital assets, excluding spectrum licences	(3,081)	(2,752)	(329)
Cash payments for spectrum licences	–	(145)	145
Cash payments for acquisitions, net	(564)	(90)	(474)
Real estate joint ventures advances and contributions	(26)	(33)	7
Real estate joint ventures receipts	18	103	(85)
Proceeds on dispositions and Other	10	(6)	16
Cash used by investing activities	(3,643)	(2,923)	(720)

•              The increase in Cash payments for capital assets, excluding spectrum licences for 2017 was composed of:

•              An increase in capital expenditures of $126 million in 2017 (see Capital expenditure measures table and discussion below)

•              Increased capital expenditure payments with respect to payment timing differences, as associated Accounts payable and accrued liabilities decreased by $258 million in 2017.

•              For 2017, there were no cash payments for acquisition of spectrum licences, compared to 2016, in which we made payments as part of an approved spectrum licence exchange.

•              In the full year of 2017, we made cash payments for multiple business acquisitions, as described in Section 1.3, including MTS, Kroll Computer Systems Inc. and Voxpro Limited.

•              Receipts from real estate joint ventures, net of advances in 2016, resulted mainly from repayment of construction financing from the TELUS Garden real estate joint venture, as TELUS Garden opened in September 2015.

TELUS 2017 ANNUAL REPORT • 69

Capital expenditure measures

Years ended December 31 ($ millions, except capital intensity)	2017	2016	Change
Capital expenditures[1]
Wireless segment	978	982	(0.4)%
Wireline segment	2,116	1,986	6.5%
Consolidated	3,094	2,968	4.2%
Wireless segment capital intensity (%)	13	14	(1) pt.
Wireline segment capital intensity (%)	35	34	1 pt.
Consolidated capital intensity[2] (%)	23	23	– pts.

1              Capital expenditures include assets purchased but not yet paid for, and therefore differ from Cash payments for capital assets, as presented on the Consolidated statements of cash flows.

2              See Section 11.1 Non-GAAP and other financial measures.

Wireless segment capital expenditures decreased by $4 million in 2017 due to the wind-down of spectrum deployment for HSIA over LTE. This was partly offset by continuing investments in our fibre-optic network to support our small-cell technology strategy to improve coverage, capacity and back-haul while preparing for a more efficient and timely evolution to 5G. We also made investments in Manitoba to improve coverage, speed and capacity and to significantly enhance our customer experience while supplementing the business acquisition of MTS subscribers, dealers and network. Also in 2017, retirement of legacy CDMA network asset costs and accumulated depreciation was approximately $1 billion.

Wireline segment capital expenditures increased by $130 million in 2017 due to continuing investments in our broadband infrastructure, including connecting more homes and businesses directly to our fibre-optic network, and investments to support systems reliability and operational efficiency and effectiveness. These investments support our high-speed Internet and TELUS TV subscriber growth, as well as our customers’ demand for faster Internet speeds, and extend the reach and functionality of our Business and healthcare solutions. Additionally, the increase during the year was also attributed to readying TELUS TV product in preparation for deployment, as well as increased investments in Business Solutions to upgrade our offerings in managed Internet, virtual private network, wide area network and cloud solutions. We also made infrastructure upgrades in TELUS Health.

7.4 Cash used by financing activities

Cash used by financing activities

Years ended December 31 ($ millions)	2017	2016	Change
Dividends paid to holders of Common Shares	(1,082)	(1,070)	(12)
Purchases of Common Shares for cancellation	–	(179)	179
Long-term debt issued, net of redemptions and repayment	865	883	(18)
Issue of shares by subsidiary to non-controlling interests	(1)	294	(295)
Other	(9)	(15)	6
	(227)	(87)	(140)

Dividends paid to the holders of Common Shares

In connection with dividends declared during 2017, the dividend reinvestment and share purchase plan trustee (Trustee) purchased shares from Treasury for the dividend reinvestment and share purchase plan instead of acquiring Common Shares in the stock market. During 2017, cash dividends paid to the holders of Common Shares increased, reflecting higher dividend rates under our dividend growth program, partly offset by the Trustee purchasing Common Shares from Treasury. During 2017, the Trustee purchased approximately 2 million dividend reinvestment Common Shares for $91 million, with no discount applicable. In January 2018, we paid dividends of $279 million to the holders of Common Shares and the Trustee purchased dividend reinvestment Common Shares from Treasury for $20 million, totalling $299 million.

Purchases of Common Shares for cancellation

No Common Shares were purchased for cancellation in 2017.

Long-term debt issues and repayments

For the full year of 2017, long-term debt issues net of repayments were $865 million, a decrease of $18 million, primarily composed of:

•              A net increase in commercial paper, including foreign exchange effects, of $527 million to a balance of $1,140 million (US$908 million) at December 31, 2017 from $613 million (US$456 million) at December 31, 2016. Our commercial paper program, when utilized, provides low-cost funds and is fully backstopped by the five-year committed credit facility (see Section 7.6 Credit facilities).

•              An increase in net draws on the TELUS International (Cda) Inc. credit facility of $6 million ($7 million net of unamortized issue costs) (US$23 million). As at December 31, 2017, net draws were $346 million ($339 million net of unamortized issue costs), all of which were denominated in U.S. dollars (US$276 million). As at December 31, 2016, net draws were $340 million ($332 million net of unamortized issue costs), all of which were denominated in U.S. dollars (US$253 million).

•              The March 2017 issues of US$500 million of senior unsecured notes at 3.70% due September 15, 2027, and $325 million of senior unsecured notes at 4.70% due March 6, 2048. For the U.S. issuance, we have fully hedged the principal and interest obligations of the notes against fluctuations in the Canadian dollar: U.S. dollar foreign exchange rate for the entire term of the notes by entering into foreign exchange derivatives (cross currency interest rate exchange agreements). These derivatives effectively converted the principal payments and interest obligations to Canadian dollar obligations with

70 • TELUS 2017 ANNUAL REPORT

MD&A: Liquidity and capital resources

an effective fixed interest rate of 3.41% and an effective issued and outstanding amount of $667 million (reflecting a fixed exchange rate of $1.3348). For additional information on these notes, refer to Note 26(b) of the Consolidated financial statements.

•              The March 2017 repayment of $700 million of Series CD Notes.

In comparison, for the full year of 2016, long-term debt issues net of repayments were $883 million and were composed of:

•              A net increase in commercial paper, including foreign exchange effects, of $357 million from a balance of $256 million (US$185 million) at December 31, 2015.

•              Net draws on the TELUS International (Cda) Inc. credit facility of $340 million ($332 million net of unamortized issue costs) (US$253 million).

•              The September 2016 public issue of US$600 million of senior unsecured notes at 2.80%, due February 16, 2027.

•              The May 2016 repayment of $600 million of Series CI Notes.

The average term to maturity of our long-term debt (excluding commercial paper and the revolving component of the TELUS International (Cda) Inc. credit facility) increased to approximately 10.7 years at December 31, 2017, compared to approximately 10.4 years at December 31, 2016. Additionally, our weighted average cost of long-term debt (excluding commercial paper and the revolving component of the TELUS International (Cda) Inc. credit facility) was 4.18% at December 31, 2017, as compared to 4.22% at December 31, 2016.

Issue of shares by subsidiary to non-controlling interests

In June 2016, we announced the completion of the agreement whereby a subsidiary issued shares to Baring Private Equity Asia, which acquired a 35% non-controlling interest in TELUS International (Cda) Inc. Cash proceeds net of issue costs were $294 million as at December 31, 2016. There was no comparable activity in 2017.

7.5 Liquidity and capital resource measures

Net debt was $13.4 billion at December 31, 2017, an increase of $0.8 billion when compared to one year earlier, resulting mainly from a net increase in commercial paper outstanding in addition to the issuances of the US$500 million of senior unsecured notes and the $325 million of senior unsecured notes, partially offset by the repayment of Series CD Notes, as described in Section 7.4.

Fixed-rate debt as a proportion of total indebtedness was 89% as at December 31, 2017, down from 92% one year earlier, mainly due to the increase in commercial paper, which emulates floating-rate debt, partly offset by the two unsecured note issuances in 2017 described in Section 7.4.

Net debt to EBITDA – excluding restructuring and other costs ratio was 2.73 times, as measured at December 31, 2017, up from 2.69 one year earlier. Our long-term objective for this measure is within a range of 2.00 to 2.50 times, which we believe is consistent with maintaining investment grade credit ratings in the range of BBB+, or the equivalent, and providing reasonable access to capital. As at December 31, 2017, this ratio remains outside of the long-term objective range due to prior issuances of incremental debt primarily for the acquisition in 2014 and 2015 of spectrum licences for approximately $3.6 billion, and the elevated strategic capital investments in our fibre-optic network, partially offset by growth in EBITDA – excluding restructuring and other costs. These acquired licences have more than doubled our national spectrum holdings and represent an investment to extend our network capacity to support continuing data consumption growth, as well as growth in our wireless customer base. We expect this ratio to decline in 2018 and we continue to expect it to return to within the objective range in the medium term, consistent with our long-term strategy. While this ratio exceeds our long-term objective range, we are well in compliance with the leverage ratio covenant in our credit facilities, which states that we may not permit our net debt to operating cash flow ratio to exceed 4.00:1.00 (see Section 7.6 Credit facilities).

TELUS 2017 ANNUAL REPORT • 71

Liquidity and capital resource measures

As at, or years ended, December 31	2017	2016	Change
Components of debt and coverage ratios[1] ($ millions)
Net debt	13,422	12,652	770
EBITDA – excluding restructuring and other costs	4,913	4,708	205
Net interest cost	567	566	1
Debt ratios
Fixed-rate debt as a proportion of total indebtedness (%)	89	92	(3) pts.
Average term to maturity of long-term debt (excluding commercial paper) (years)	10.7	10.4	0.3
Weighted average interest rate on long-term debt (excluding commercial paper) (%)	4.18	4.22	(0.04) pts.
Net debt to EBITDA – excluding restructuring and other costs[1] (times)	2.73	2.69	0.04
Coverage ratios[1] (times)
Earnings coverage	4.6	4.0	0.6
EBITDA – excluding restructuring and other costs interest coverage	8.7	8.3	0.4
Other measures[1] (%)
Dividend payout ratio of adjusted net earnings	80	77	3 pts.
Dividend payout ratio	80	89	(9) pts.

1              See Section 11.1 Non-GAAP and other financial measures.

Earnings coverage ratio for 2017 was 4.6 times, up from 4.0 times one year earlier. An increase in income before borrowing costs and income taxes increased the ratio by 0.7, while an increase in borrowing costs reduced the ratio by 0.1.

EBITDA – excluding restructuring and other costs interest coverage ratio for 2017 was 8.7 times, up from 8.3 times one year earlier. Growth in EBITDA – excluding restructuring and other costs increased the ratio by 0.4.

Dividend payout ratios: Actual dividend payout decisions will continue to be subject to our Board’s assessment and the determination of our financial position and outlook, as well as our long-term dividend payout objective range of 65 to 75% of prospective net earnings per share. The disclosed basic and adjusted dividend payout ratios are historical measures utilizing the last four quarters of dividends declared and earnings per share. We currently expect that we will be within our objective range when considered on a prospective dividend payout ratio basis within the medium term. The historical measures for the 12-month period ended December 31, 2017, are presented for illustrative purposes in evaluating our target guideline and both exceeded the objective range.

7.6 Credit facilities

At December 31, 2017, we had available liquidity of more than $1.1 billion from the TELUS revolving credit facility, approximately $242 million of available liquidity from the TELUS International (Cda) Inc. credit facility and $116 million available from uncommitted letters of credit facilities. In addition, we had $400 million available under our trade receivables securitization program (see Section 7.7 Sale of trade receivables). We are well within our objective of generally maintaining at least $1.0 billion of available liquidity.

TELUS revolving credit facility

We have a $2.25 billion (or U.S. dollar equivalent) revolving credit facility with a syndicate of financial institutions that expires on May 31, 2021. The revolving credit facility is used for general corporate purposes, including the backstop of commercial paper, as required.

TELUS revolving credit facility at December 31, 2017

				Outstanding	Backstop
				undrawn letters	for commercial	Available
($ millions)	Expiry	Size	Drawn	of credit	paper program	liquidity
Five-year revolving facility[1]	May 31, 2021	2,250	–	–	(1,140)	1,110

1              Canadian dollars or U.S. dollar equivalent.

Our revolving credit facility contains customary covenants, including a requirement that we not permit our consolidated leverage ratio to exceed 4.00 to 1.00 and that we not permit our consolidated coverage ratio to be less than 2.00 to 1.00 at the end of any financial quarter. Our consolidated leverage ratio was approximately 2.73 to 1.00 as at December 31, 2017, and our consolidated coverage ratio was approximately 8.66 to 1.00 as at December 31, 2017. These ratios are expected to remain well above the covenants. There are certain minor differences in the calculation of the leverage ratio and coverage ratio under the revolving credit facility, as compared with the calculation of Net debt to EBITDA – excluding restructuring and other costs and EBITDA – excluding restructuring and other costs interest coverage. Historically, the calculations have not been materially different. The covenants are not impacted by revaluation, if any, of Property, plant and equipment, Intangible assets or Goodwill for accounting purposes. Continued access to our credit facilities is not contingent on maintaining a specific credit rating.

Commercial paper

TELUS Corporation has an unsecured commercial paper program, which is backstopped by our revolving credit facility, enabling us to issue commercial paper up to a maximum aggregate amount of $1.4 billion at December 31, 2017, including a U.S. dollar-denominated commercial paper program for up to US$1.0 billion within this maximum aggregate amount. Foreign currency forward contracts are used to manage currency risk arising from issuing commercial paper denominated in U.S. dollars. The commercial paper program is to be used for general corporate purposes, including, but not limited to, capital expenditures and investments. Our ability to reasonably access the commercial paper market in Canada and the U.S. is dependent on our credit ratings (see Section 7.8 Credit ratings).

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MD&A: LIQUIDITY AND CAPITAL RESOURCES

TELUS International (Cda) Inc. credit facility

As at December 31, 2017, TELUS International (Cda) Inc. had a bank credit facility, secured by its assets, expiring on December 20, 2022 (2016 – May 31, 2021), with a syndicate of financial institutions. The credit facility is composed of a US$350 million (2016 – US$115 million) revolving component and an amortizing US$120 million (2016 – US$215 million) term loan component. The credit facility is non-recourse to TELUS Corporation. As at December 31, 2017, $346 million ($339 million net of unamortized issue costs) was outstanding, all of which was denominated in U.S. dollars (US$276 million), with a weighted average interest rate of 3.32%.Subsequent to December 31, 2017, an incremental $94 million (US$75 million) was drawn. See Note 18(c) of the Consolidated financial statements for additional detail.

Other letter of credit facilities

At December 31, 2017, we had $224 million of letters of credit outstanding (2016 – $210 million) issued under various uncommitted facilities; such letter of credit facilities are in addition to the ability to provide letters of credit pursuant to our committed bank credit facility. Available liquidity under various uncommitted letters of credit facilities was $116 million at December 31, 2017.

7.7 Sale of trade receivables

TELUS Communications Inc., a wholly owned subsidiary of TELUS, is a party to an agreement with an arm’s-length securitization trust associated with a major Schedule I Canadian bank, under which it is able to sell an interest in certain trade receivables for an amount up to a maximum of $500 million. The agreement is in effect until December 31, 2018, and available liquidity was $400 million as at December 31, 2017. (See Note 22 of the Consolidated financial statements.) Sales of trade receivables in securitization transactions are recognized as collateralized Short-term borrowings and thus do not result in our de-recognition of the trade receivables sold.

TELUS Communications Inc. is required to maintain at least a BB credit rating by DBRS Ltd., or the securitization trust may require the sale program to be wound down prior to the end of the term. The necessary credit rating was exceeded as of February 8, 2018.

7.8 Credit ratings

There were no changes to our investment grade credit ratings during 2017, or as of February 8, 2018. We believe adherence to most of our stated financial policies (see Section 4.3), coupled with our efforts to maintain a constructive relationship with banks, investors and credit rating agencies, continues to provide reasonable access to capital markets. (See discussion of risks in Section 10.7 Financing, debt requirements and returning cash to shareholders.)

7.9 Financial instruments, commitments and contingent liabilities

Financial instruments

Our financial instruments and the nature of certain risks that they may be subject to are set out below and described in Note 4 of the Consolidated financial statements. Our policies in respect of the recognition and measurement of financial instruments are described in Note 1(c) of the Consolidated financial statements.

Risks
	Recognition and measurement			Market risks
Financial instrument	accounting classification	Credit	Liquidity	Currency	Interest rate	Other price
Measured at amortized cost
Accounts receivable	Loans and receivables	X		X
Construction credit facilities advances to real estate joint venture	Loans and receivables				X
Short-term obligations	Other financial liabilities		X	X	X
Accounts payable	Other financial liabilities		X	X
Provisions	Other financial liabilities		X	X		X
Long-term debt	Other financial liabilities		X	X	X
Measured at fair value
Cash and temporary investments	Fair value through Net income	X		X	X
Long-term investments (not subject to significant influence)[1]	Available-for-sale			X		X
Foreign exchange derivatives[2]	Fair value through Net income; part of a cash flow hedging relationship	X	X	X
Share-based compensation derivatives[2]	Fair value through Net income; part of a cash flow hedging relationship	X	X			X

1              Long-term investments over which we do not have significant influence are measured at fair value if those fair values can be reliably measured.

2             Use of derivative financial instruments is subject to a policy which requires that no derivative transaction is to be entered into for the purpose of establishing a speculative or leveraged position (the corollary being that all derivative transactions are to be entered into for risk management purposes only) and sets criteria for the creditworthiness of the transaction counterparties.

TELUS 2017 ANNUAL REPORT • 73

Credit risk

Credit risk arises from Cash and temporary investments, Accounts receivable and derivative financial instruments. We mitigate credit risk as follows:

•              Credit risk associated with Cash and temporary investments is managed by ensuring that these financial assets are placed with governments, major financial institutions that have been accorded strong investment grade ratings by a primary rating agency, and/or other creditworthy counterparties. An ongoing review is performed to evaluate changes in the status of counterparties.

•              Credit risk associated with Accounts receivable is inherently managed by the size and diversity of our large customer base, which includes substantially all consumer and business sectors in Canada. We follow a program of credit evaluations of customers and limit the amount of credit extended when deemed necessary. As at December 31, 2017, the weighted average age of past-due customer Accounts receivable was 60 days (2016 – 61 days).

We maintain allowances for lifetime expected credit losses related to doubtful accounts. Current economic conditions (including forward-looking macroeconomic data), historical information (including credit agency reports, if available), reasons for the accounts being past-due and line of business from which the customer Accounts receivable arose are all considered when determining whether to make allowances for past-due accounts. The same factors are considered when determining whether to write off amounts charged to the allowance for doubtful accounts against the customer Accounts receivable. The doubtful accounts expense is calculated on a specific-identification basis for customer Accounts receivable above a specific balance threshold and on a statistically derived allowance basis for the remainder. No customer Accounts receivable are written off directly to the doubtful accounts expense.

•              Counterparties to our share-based compensation cash-settled equity forward agreements and foreign exchange derivatives are major financial institutions that have been accorded investment grade ratings by a primary credit rating agency. The dollar amount of credit exposure under contracts with any one financial institution is limited and counterparties’ credit ratings are monitored. We do not give or receive collateral on swap agreements and hedging items due to our credit rating and those of our counterparties. While we are exposed to the risk of potential credit losses due to the possible non-performance of our counterparties, we consider this risk remote. Our derivative liabilities do not have credit risk-related contingent features.

Liquidity risk

Liquidity risk is the risk that we may not have cash available to satisfy our financial obligations as they come due. As a component of our capital structure financial policies, discussed in Section 4.3 Liquidity and capital resources, we manage liquidity risk by: maintaining a daily cash pooling process that enables us to manage our available liquidity and our liquidity requirements according to our actual needs; maintaining an agreement to sell trade receivables to an arm’s-length securitization trust; maintaining bilateral bank facilities and syndicated credit facilities; maintaining a commercial paper program; maintaining an in-effect shelf prospectus; continuously monitoring forecast and actual cash flows; and managing maturity profiles of financial assets and financial liabilities.

Our debt maturities in future years are as disclosed in the long-term debt principal maturities chart in Section 4.3. As at December 31, 2017, we had liquidity of more than $1.1 billion available from unutilized credit facilities (see Section 7.6 Credit facilities) and $400 million available under our trade receivables securitization program (see Section 7.7 Sale of trade receivables), and we could offer $1.2 billion of debt or equity securities pursuant to a shelf prospectus that is in effect until April 2018. This adheres to our objective of generally maintaining at least $1 billion of available liquidity. We believe that our investment grade credit ratings contribute to reasonable access to capital markets.

The expected maturities of our undiscounted financial liabilities do not differ significantly from the contractual maturities, other than as shown in the table in Note 4(c) of the Consolidated financial statements.

Currency risk

Our functional currency is the Canadian dollar, but certain routine revenues and operating costs are denominated in U.S. dollars and some inventory purchases and capital asset acquisitions are sourced internationally. The U.S. dollar is the only foreign currency to which we have a significant exposure.

Our foreign exchange risk management includes the use of foreign currency forward contracts and currency options to fix the exchange rates on a varying percentage, typically in the range of 50 to 75%, of our domestic short-term U.S. dollar-denominated transactions and commitments and all U.S. dollar-denominated commercial paper. Other than in respect of U.S. dollar-denominated commercial paper, we designate only the spot element of these instruments as the hedging item; the forward element is wholly immaterial; in respect of U.S. dollar-denominated commercial paper, we designate the forward rate.

We are also exposed to currency risk in that the fair value or future cash flows of our U.S. Dollar Notes and our TELUS International (Cda) Inc. credit facility U.S. dollar borrowings could fluctuate because of changes in foreign exchange rates. Currency hedging relationships have been established for the related semi-annual interest payments and the principal payment at maturity in respect of the U.S. Dollar Notes.

Interest rate risk

Changes in market interest rates will cause fluctuations in the fair values or future cash flows of temporary investments, construction credit facility advances made to the real estate joint ventures, short-term obligations, long-term debt and interest rate swap derivatives.

When we have temporary investments, they have short maturities and fixed interest rates and as a result, their fair values will fluctuate with changes in market interest rates; absent monetization prior to maturity, the related future cash flows will not change due to changes in market interest rates.

If the balance of short-term investments includes dividend-paying equity instruments, we could be exposed to interest rate risk.

Due to the short-term nature of the applicable rates of interest charged, the fair value of the construction credit facilities advances made to the real estate joint venture is not materially affected by changes in market interest rates; associated cash flows representing interest payments will be affected until such advances are repaid.

As short-term obligations arising from bilateral bank facilities, which typically have variable interest rates, are rarely outstanding for periods that exceed one calendar week, interest rate risk associated with this item is not material.

74 • TELUS 2017 ANNUAL REPORT

MD&A: LIQUIDITY AND CAPITAL RESOURCES

Short-term borrowings arising from the sales of trade receivables to an arm’s-length securitization trust are fixed-rate debt. Due to the short maturities of these borrowings, interest rate risk associated with this item is not material.

All of our currently outstanding long-term debt, other than commercial paper and amounts drawn on our credit facilities, is fixed-rate debt (see Section 7.5). The fair value of fixed-rate debt fluctuates with changes in market interest rates; absent early redemption, the related future cash flows will not change. Due to the short maturities of commercial paper, its fair value is not materially affected by changes in market interest rates, but the associated cash flows representing interest payments may be affected if the commercial paper is rolled over.

Amounts drawn on our short-term and long-term credit facilities will be affected by changes in market interest rates in a manner similar to commercial paper.

Other price risk

•              Long-term investments: We are exposed to equity price risk arising from investments classified as available-for-sale. Such investments are held for strategic rather than trading purposes.

•              Share-based compensation derivatives: We are exposed to other price risk arising from cash-settled share-based compensation (appreciating Common Share prices increase both the expense and the potential cash outflow). Certain cash-settled equity swap agreements have been entered into that fix the cost associated with our estimate of our restricted stock units which are expected to vest and are not subject to performance conditions (see Note 14(b) of the Consolidated financial statements).

Market risks

Net income and Other comprehensive income for the years ended December 31, 2017 and 2016 could have varied if the Canadian dollar: U.S. dollar exchange rate and our Common Share price varied by reasonably possible amounts from their actual statement of financial position date amounts.

The sensitivity analysis of our exposure to market risks is shown in Note 4(g) of the Consolidated financial statements.

Fair values – General

The carrying values of Cash and temporary investments, Accounts receivable, short-term obligations, Short-term borrowings, Accounts payable and certain provisions (including restructuring provisions) approximate their fair values due to the immediate or short-term maturity of these financial instruments. The fair values are determined directly by reference to quoted market prices in active markets.

The carrying values of our investments accounted for using the cost method do not exceed their fair values. The fair values of our investments accounted for as available-for-sale are based on quoted market prices in active markets or other clear and objective evidence of fair value.

The fair value of our Long-term debt is based on quoted market prices in active markets.

The fair values of the derivative financial instruments we use to manage our exposure to currency risks are estimated based upon quoted market prices in active markets for the same or similar financial instruments or on the current rates offered to us for financial instruments of the same maturity, as well as discounted future cash flows determined using current rates for similar financial instruments of similar maturities subject to similar risks (such fair value estimates being largely based on the Canadian dollar: U.S. dollar forward exchange rate as at the statement of financial position dates).

The fair values of the derivative financial instruments we use to manage our exposure to increases in compensation costs arising from certain forms of share-based compensation are based upon fair value estimates of the related cash-settled equity forward agreements provided by the counterparty to the transactions (such fair value estimates being largely based on our Common Share price as at the statement of financial position dates).

The financial instruments that we measure at fair value on a recurring basis in periods subsequent to initial recognition and the level within the fair value hierarchy at which they are measured are as set out in Note 4(h) of the Consolidated financial statements.

Fair values – Derivative and non-derivative

The derivative financial instruments that we measure at fair value on a recurring basis subsequent to initial recognition, and our Long-term debt, which is measured at amortized cost, and the fair value thereof, are set out in tables in Note 4(h) of the Consolidated financial statements.

Recognition of derivative gains and losses

Gains and losses, excluding income tax effects, arising from derivative instruments that are classified as cash flow hedging items, as well as gains and losses arising from derivative instruments that are classified as held for trading and that are not designated as being in a hedging relationship, and their locations within the Consolidated statements of income and other comprehensive income, are detailed in Note 4(i) of the Consolidated financial statements.

TELUS 2017 ANNUAL REPORT • 75

Commitments and contingent liabilities

Contractual obligations as at December 31, 2017

($ millions)	2018	2019	2020	2021	2022	Thereafter	Total
Short-term borrowings
Interest obligations	3	–	–	–	–	–	3
Principal obligations[1]	100	–	–	–	–	–	100
	103	–	–	–	–	–	103
Long-term debt
Interest obligations	531	523	472	397	348	3,725	5,996
Principal maturities[2]	1,397	1,008	1,008	1,083	1,565	7,705	13,766
	1,928	1,531	1,480	1,480	1,913	11,430	19,762
Construction credit facilities commitment[3]	67	–	–	–	–	–	67
Minimum operating lease payments[3,4]	224	203	182	160	135	742	1,646
Occupancy costs[3]	95	91	87	84	80	379	816
Purchase obligations[5]
Operating expenditures	420	130	114	78	74	275	1,091
Property, plant and equipment, and Intangible assets	183	33	4	–	–	–	220
	603	163	118	78	74	275	1,311
Non-interest bearing financial liabilities	2,232	40	19	76	18	16	2,401
Other obligations	51	2	2	2	2	88	147
Total	5,303	2,030	1,888	1,880	2,222	12,930	26,253

1              See Section 7.7 Sale of trade receivables.

2              See Long-term debt maturity chart in Section 4.3.

3             Construction credit facilities reflect loan amounts for a real estate joint venture, a related party. Minimum operating lease payments and occupancy costs include transactions with real estate joint ventures. See Section 7.11 Transactions between related parties.

4             Total minimum operating lease payments include approximately 33% in respect of our five largest leases for office premises over various terms, with expiry dates that range between 2024 and 2036 with a weighted average term of approximately 13 years; and approximately 29% in respect of wireless site leases with a weighted average term of approximately 17 years. Total minimum operating lease payments with related parties are immaterial. See Note 19 of the Consolidated financial statements.

5             Where applicable, purchase obligations reflect foreign exchange rates at December 31, 2017. Purchase obligations include future operating and capital expenditures that have been contracted for at the current year-end and include the most likely estimates of prices and volumes, where necessary. As purchase obligations reflect market conditions at the time the obligation was incurred for the items being purchased, they may not be representative of future years. Obligations from personnel supply contracts and other such labour agreements have been excluded.

Claims and lawsuits

A number of claims and lawsuits (including class actions and intellectual property infringement claims) seeking damages and other relief are pending against us and, in some cases, numerous other wireless carriers and telecommunications service providers. As well, we have received notice of, or are aware of, certain possible claims (including intellectual property infringement claims) against us. (See the related risk discussion in Section 10.9 Litigation and legal matters.)

It is not currently possible for us to predict the outcome of such claims, possible claims and lawsuits due to various factors, including: the preliminary nature of some claims; uncertain damage theories and demands; an incomplete factual record; uncertainty concerning legal theories, procedures and their resolution by the courts, at both the trial and the appeal levels; and the unpredictable nature of opposing parties and their demands.

However, subject to the foregoing limitations, management is of the opinion, based upon legal assessments and information presently available, that it is unlikely that any liability, to the extent not provided for through insurance or otherwise, would have a material effect on our financial position and the results of our operations, including cash flows, with the exception of the items disclosed in Note 29(a) of the Consolidated financial statements. This is a significant judgment for us (see Section 8.1 Critical accounting estimates).

Indemnification obligations

In the normal course of operations, we provide indemnification in conjunction with certain transactions. The terms of these indemnification obligations range in duration. These indemnifications would require us to compensate the indemnified parties for costs incurred as a result of failure to comply with contractual obligations or litigation claims or statutory sanctions or damages that may be suffered by an indemnified party. In some cases, there is no maximum limit on these indemnification obligations. The overall maximum amount of an indemnification obligation will depend on future events and conditions and therefore cannot be reasonably estimated. Where appropriate, an indemnification obligation is recorded as a liability. Other than obligations recorded as liabilities at the time of such transactions, historically we have not made significant payments under these indemnifications.

As at December 31, 2017, we had no liability recorded in respect of our indemnification obligations.

76 • TELUS 2017 ANNUAL REPORT

MD&A: ACCOUNTING MATTERS

7.10   Outstanding share information

	December 31,	January 31,
Outstanding shares (millions)	2017	2018
Common Shares	595	595

Common Share options –
all exercisable (one for one)	1	1

7.11   Transactions between related parties

Transactions with key management personnel

Our key management personnel have authority and responsibility for overseeing, planning, directing and controlling our activities. They consist of our Board of Directors and our Executive Leadership Team. Total compensation expense for key management personnel was $50 million in 2017, as compared to $54 million in 2016. See Note 30(a) of the Consolidated financial statements for additional details.

Transactions with defined benefit pension plans

We provided management and administrative services to our defined benefit pension plans. Charges for these services were on a cost recovery basis and were immaterial.

Transactions with real estate joint ventures

In 2017, we had transactions with real estate joint ventures, which are related parties to us, as set out in Note 21 of our Consolidated financial statements.

As at December 31, 2017, the proportion of space leased in the TELUS Garden office tower was approximately 99%.

For the TELUS Sky real estate joint venture, commitments and contingent liabilities include construction-related contractual commitments through to 2019 (approximately $82 million at December 31, 2017) and construction financing ($342 million with three Canadian financial institutions as 66 2/3% lender and TELUS as 33 1/3% lender).

8 Accounting matters

8.1 Critical accounting estimates

Our significant accounting policies are described in Note 1 of the Consolidated financial statements for the year ended December 31, 2017. The preparation of financial statements in conformity with generally accepted accounting principles (GAAP) requires management to make estimates, assumptions and judgments that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Our critical accounting estimates and significant judgments are generally discussed with the Audit Committee each quarter.

Examples of our significant judgments, apart from those involving estimation, include the following:

•     Assessments about whether line items are sufficiently material to warrant separate presentation in the primary financial statements and, if not, whether they are sufficiently material to warrant separate presentation in the notes to the financial statements. In the normal course, we make changes to our assessments regarding materiality for presentation so that they reflect current economic conditions. Due consideration is given to the view that it is reasonable to expect differing opinions of what is, and is not, material.

•     In respect of revenue-generating transactions, we must make judgments that affect the timing of the recognition of revenue. See Section 8.2 Accounting policy developments below and Note 2 of our Consolidated financial statements for significant changes to IFRS-IASB which are not yet effective and have not yet been applied, but which will significantly affect the timing of the recognition of revenue and the classification of revenues presented as either service or equipment revenues.

•    We must make judgments about when we have satisfied our performance obligations to our customers, either over a period of time or at a point in time. Service revenues are recognized based upon customers’ access to, or usage of, our telecommunications infrastructure; we believe this method faithfully depicts the transfer of the services, and thus the revenues are recognized as the services are made available and/or rendered. We consider our performance obligations arising from the sale of equipment to have been satisfied when the equipment has been delivered to, and accepted by, the end-user customers.

•    Principally in the context of revenue-generating transactions involving wireless handsets, we must make judgments about whether third-party re-sellers that deliver equipment to our customers are acting in the transaction as principals or as our agents. Upon due consideration of the relevant indicators, we believe the decision to consider the re-sellers to be acting, solely for accounting purposes, as our agents is more representative of the economic substance of the transactions, as we are the primary obligor to the end-user customers. The effect of this judgment is that no equipment revenue is recognized upon the transfer of inventory to third-party re-sellers.

•    The decision to depreciate and amortize any property, plant, equipment and intangible assets that are subject to amortization, on a straight-line basis, as we believe that this method reflects the consumption of resources related to the economic lifespan of those assets better than an accelerated method and is more representative of the economic substance of the underlying use of those assets.

•    The preparation of financial statements in accordance with GAAP requires management to make judgments that affect the financial statement disclosure of information regularly reviewed by our chief operating decision-maker used to make resource allocation decisions and to assess performance (segment information, see Note 5 of our Consolidated financial statements). A significant judgment we make is in respect of distinguishing between our wireless and wireline operations and cash flows, such distinction

TELUS 2017 ANNUAL REPORT • 77

having been significantly affected by the convergence and integration of our wireless and wireline telecommunications infrastructure technology and operations. Less than one-half of the operating expenses included in the segment performance measure currently reported to our chief operating decision-maker are direct costs; judgment, largely based upon historical experience, is applied in apportioning indirect costs which are not objectively distinguishable between our wireless and wireline operations.

Through December 31, 2015, our judgment was that our wireless and wireline telecommunications infrastructure technology and operations had not experienced sufficient convergence to objectively make their respective operations and cash flows practically indistinguishable. The continued build-out of our technology-agnostic fibre-optic infrastructure, in combination with converged edge network technology, has significantly affected this judgment, as has the commercialization of fixed-wireless solutions.

It has become increasingly impractical to objectively distinguish between our wireless and wireline operations and cash flows, and the assets from which those cash flows arise. Our judgment as to whether these operations can continue to be judged to be individual components of the business and discrete operating segments may change.

The increasing impracticality of objectively distinguishing between our wireless and wireline cash flows, and the assets from which those cash flows arise, is evidence of their increasing interdependence; this may result in the unification of the wireless cash-generating unit and the wireline cash-generating unit as a single cash-generating unit for impairment testing purposes in the future. As our business continues to evolve, new cash-generating units may develop.

•    The view that our spectrum licences granted by Innovation, Science and Economic Development Canada (ISED) will likely be renewed by ISED, that we intend to renew them, that we believe we have the financial and operational ability to renew them and, thus, that they have an indefinite life, as discussed further in Note 18(d) of the Consolidated financial statements.

•    In connection with the annual impairment testing of Intangible assets with indefinite lives and Goodwill, there are instances in which we must exercise judgment in allocating our net assets, including shared corporate and administrative assets, to our cash-generating units when determining their carrying amounts.

These judgments are necessary because of the convergence that our wireless and wireline telecommunications infrastructure technology and operations have experienced to date, and because of our continuous development. There are instances in which similar judgments must also be made in respect of future capital expenditures in support of both wireless and wireline operations, which are a component of the determination of recoverable amounts used in the annual impairment testing, as discussed further in Note 18(e) of the Consolidated financial statements.

•    In respect of claims and lawsuits, as discussed further in Note 29(a) of the Consolidated financial statements, the determination of whether an item is a contingent liability or whether an outflow of resources is probable and thus needs to be accounted for as a provision.

Examples of the significant estimates and judgments that we make, and their relative significance and degree of difficulty, are as set out in the graphic in Note 1 of the Consolidated financial statements.

Our critical accounting estimates and assumptions are described below.

General

•    In determining our critical accounting estimates, we consider trends, commitments, events or uncertainties that we reasonably expect to materially affect the methodology or assumptions. Our statements in this MD&A regarding such consideration are made subject to the Caution regarding forward-looking statements.

•    In the normal course, we make changes to assumptions underlying all critical accounting estimates so that they reflect current economic conditions, updated historical information used to develop the assumptions, and changes in our credit ratings, where applicable. Unless indicated otherwise in the discussion below, we expect that no material changes in overall financial performance and financial statement line items would arise either from reasonably likely changes in material assumptions underlying the estimate or from selection of a different estimate from within a range of valid estimates.

•    Our critical accounting estimates affect line items on the Consolidated statements of income and other comprehensive income, and line items on the Consolidated statements of financial position, as follows:

Consolidated statements of income and other comprehensive income
		Operating expenses					Employee
		Goods and	Employee		Amortization		defined
	Operating	services	benefits		of intangible	Financing	benefit plans
Consolidated statements of financial position	revenues	purchased	expense	Depreciation	assets	costs	re-measurements[2]
Intangible assets, net, and Goodwill, net					X1
Employee defined benefit pension plans			X	X3	X3	X	X
Property, plant and equipment, net				X
Provisions for asset retirement obligations		X		X		X
Provisions related to business combinations	X					X
Investments	X
Accounts receivable		X
Inventories		X

1     Accounting estimate, as applicable to Intangible assets with indefinite lives and Goodwill, primarily relates to spectrum holdings and accordingly affects our wireless cash-generating unit.

2     Other comprehensive income – Item never subsequently reclassified to income.

3     Accounting estimate impact due to internal labour capitalization rates.

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MD&A: ACCOUNTING MATTERS

•    All critical accounting estimates are uncertain at the time an estimate is made and affect the following Consolidated statements of income and other comprehensive income line items: Income taxes (except for estimates about Goodwill) and Net income. Similarly, all critical accounting estimates affect the following Consolidated statements of financial position line items: Current assets (Income and other taxes receivable), Current liabilities (Income and other taxes payable), Deferred income tax liabilities and Common equity (retained earnings) and Non-controlling interest. The discussion of each critical accounting estimate does not differ between our two segments, wireless and wireline, unless explicitly noted.

Intangible assets, net; Goodwill, net; and Property, plant and equipment, net

General

•    The Intangible assets, net, line item represents approximately 36% of Total assets as at December 31, 2017 (37% as at December 31, 2016). Included in Intangible assets are spectrum licences, which represent approximately 29% of Total assets as at December 31, 2017 (31% as at December 31, 2016).

•    The Goodwill, net, line item represents approximately 14% of Total assets as at December 31, 2017 and 2016.

•    The Property, plant and equipment, net, line item on our Consolidated statements of financial position represents approximately 38% of Total assets as at December 31, 2017 and 2016.

•    If our estimated useful lives of assets were incorrect, we could experience increased or decreased charges for amortization or depreciation in the future. If the future were to differ adversely from our best estimate of key economic assumptions and associated cash flows were to materially decrease, we could potentially experience future material impairment charges in respect of our Property, plant and equipment assets, our Intangible assets or our Goodwill. If Intangible assets with indefinite lives were determined to have finite lives at some point in the future, we could experience increased charges for amortization of Intangible assets. Such charges in and of themselves do not result in a cash outflow and would not immediately affect our liquidity.

The recoverability of Intangible assets with indefinite lives; the recoverability of Goodwill

•    The carrying values of Intangible assets with indefinite lives and Goodwill are periodically tested for impairment and this test represents a significant estimate for us.

•    The recoverable amounts of the cash-generating units’ assets have been determined based on a fair value less costs of disposal calculation. There is a material degree of uncertainty with respect to the estimates of the recoverable amounts of the cash-generating units’ assets, given the necessity of making key economic assumptions about the future. The fair value less costs of disposal and value-in-use calculations both use future cash flows and growth projections (including judgments about the allocation of future capital expenditures supporting both wireless and wireline operations); associated economic risk assumptions and estimates of the likelihood of achieving key operating metrics and drivers; estimates of future generational infrastructure capital expenditures; and the future weighted average cost of capital.

•    See Note 18(e) of the Consolidated financial statements for further discussion of methodology and sensitivity testing.

The estimated useful lives of assets; the recoverability of tangible assets

•    The estimated useful lives of assets are determined by a continuing program of asset life studies. The recoverability of assets with finite lives is significantly impacted by the estimated useful lives of assets.

•    Assumptions underlying the estimated useful lives of assets include the timing of technological obsolescence, competitive pressures and future infrastructure utilization plans.

Employee defined benefit pension plans

Certain actuarial and economic assumptions used in determining defined benefit pension costs, accrued pension benefit obligations and pension plan assets

•    We review industry practices, trends, economic conditions and data provided by actuaries when developing assumptions used in the determination of defined benefit pension costs and accrued pension benefit obligations. Pension plan assets are generally valued using market prices; however, some assets are valued using market estimates when market prices are not readily available. Actuarial support is obtained for interpolations of experience gains and losses that affect the employee defined benefit plan actuarial gains and losses and accrued pension benefit obligations. The discount rate, which is used to determine the accrued benefit obligation, is based upon the yield on long-term, high-quality fixed-term investments. The discount rate is set annually at the end of each calendar year, based upon yields on long-term corporate bond indices in consultation with actuaries, and is reviewed quarterly for significant changes. Future increases in compensation are based upon the current benefits policies and economic forecasts. We have examined our respective pension obligation and current service cost durations and observed a 10-year difference in duration. As individual discount rates more accurately reflect the obligation and current service cost, commencing in 2017, we applied a dual discount rate methodology.

•    On an annual basis, at a minimum, the defined benefit pension plan assumptions are assessed and revised as appropriate. When the defined benefit pension plan key assumptions fluctuate significantly relative to their immediately preceding year-end values, actuarial gains (losses) arising from such significant fluctuations are recognized on an interim basis. Assumptions used in determining defined benefit pension costs, accrued pension benefit obligations and pension plan assets include life expectancy, discount rates, market estimates and rates of future compensation increases. Material changes in overall financial performance and financial statement line items would arise from reasonably likely changes, because of assumptions that have been revised to reflect updated historical information and updated economic conditions, in the material assumptions underlying this estimate. See Note 15 of the Consolidated financial statements for further analysis.

•    This accounting estimate related to employee defined benefit pension plans is in respect of components of the Operating expenses line item, Financing costs line item and Other comprehensive income line item on our Consolidated statements of income and other comprehensive income. If the future were to adversely differ from our best estimate of assumptions used in determining defined benefit pension costs, accrued benefit obligations and pension plan assets, we could experience future increased (or decreased) defined benefit pension expense, financing costs and charges to Other comprehensive income.

TELUS 2017 ANNUAL REPORT • 79

Income tax assets and liabilities

The amount and composition of income tax assets and income tax liabilities, including the amount of unrecognized tax benefits

•              Assumptions underlying the composition of income tax assets and liabilities are based upon an assessment of the technical merits of tax positions. Income tax benefits on uncertain tax positions are recognized only when it is more likely than not that the ultimate determination of the tax treatment of a position will result in the related benefit being realizable. Income tax assets and liabilities are measured at the amount that is expected to be realized or incurred upon ultimate settlement with taxation authorities. Such assessments are based upon the applicable income tax legislation, regulations, interpretations and jurisprudence, all of which in turn are subject to change and interpretation.

•              Current income tax assets and liabilities are estimated based upon the amount of income tax that is calculated as being owed to taxation authorities, net of periodic instalment payments. Deferred income tax liabilities are composed of the tax effect of temporary differences between the carrying amount and tax basis of assets and liabilities, as well as the income tax effect of undeducted income tax losses. The timing of the reversal of temporary differences is estimated and the income tax rate substantively enacted for the periods of reversal is applied to the temporary differences. The carrying amounts of assets and liabilities are based upon the amounts recorded in the financial statements and are, therefore, subject to accounting estimates that are inherent in those balances. The tax basis of assets and liabilities, as well as the amount of undeducted income tax losses, are based upon the assessment and measurement of tax positions, as noted above. Assumptions as to the timing of reversal of temporary differences include expectations about the future results of operations and future cash flows. The composition of income tax liabilities is reasonably likely to change from period to period because of changes in the estimation of these significant uncertainties.

•              This accounting estimate is in respect of material asset and liability line items on our Consolidated statements of financial position comprising less than 1% of Total assets as at December 31, 2017 and 2016, and approximately 9% of Total liabilities and owners’ equity as at December 31, 2017 (8% as at December 31, 2016). If the future were to adversely differ from our best estimate of the likelihood of tax positions being sustained, the amount of tax expected to be incurred, the future results of operations, the timing of reversal of deductible temporary differences and taxable temporary differences, and the tax rates applicable to future years, we could experience material current income tax adjustments and deferred income tax adjustments. Such current and deferred income tax adjustments could result in an increase or acceleration of cash outflows at an earlier time than might otherwise be expected.

Provisions for asset retirement obligations

Certain economic assumptions used in provisioning for asset retirement obligations

•              Asset retirement obligation provisions are recognized for statutory, contractual or legal obligations, normally when incurred, associated with the retirement of Property, plant and equipment (primarily certain items of outside plant and wireless site equipment) when those obligations result from the acquisition, construction, development and/or normal operation of the assets. The obligations are measured initially at fair value, determined using present value methodology, and the resulting costs are capitalized as a part of the carrying value of the related asset.

•              On an annual basis, at a minimum, assumptions underlying the provisions for asset retirement obligations include expectations, which may span numerous decades, about inflation, discount rates and any changes in the amount or timing of the underlying future cash flows. Material changes in financial position would arise from reasonably likely changes, because of assumptions that have been revised to reflect updated historical information and updated economic conditions, in the material assumptions underlying this estimate. The capitalized asset retirement cost is depreciated on the same basis as the related asset, and the discount accretion is included in the Consolidated statements of income and other comprehensive income as a component of Financing costs.

•              This accounting estimate is in respect of the asset retirement obligations component of the Provisions line item on our Consolidated statements of financial position, and this component comprises approximately 1% of Total liabilities and owners’ equity as at December 31, 2017 and 2016. If the provisions for asset retirement obligations were to be inadequate, we could experience a charge to Goods and services purchased in the future. A charge for an inadequate asset retirement obligation provision would result in a cash outflow proximate to the time that the asset retirement obligation is satisfied.

Provisions related to business combinations

Provisions for written put options

•              In connection with certain business acquisitions, we have established provisions for written put options in respect of non-controlling interests. We provide written put options to the remaining selling shareholders whereby they could put the remaining non-controlling interests at, or after, a specified date. The acquisition-date fair values of the puttable shares held by the non-controlling shareholders are recorded as provisions.

•              On an annual basis, at a minimum, the provisions for written put options are assessed and revised as appropriate. The provisions for written put options have been determined based on the net present values of estimated future earnings results; there is a material degree of uncertainty with respect to the estimates of future earnings results given the necessity of making key economic assumptions about the future. The amount of provisions for written put options are reasonably likely to change from period to period because of changes in the estimation of future earnings.

•              This accounting estimate is in respect of the provisions for written put options in respect of non-controlling interests component of the Provisions line item on our Consolidated statements of financial position, and this component comprises less than 1% of Total liabilities and owners’ equity as at December 31, 2017, and NIL as at December 31, 2016. If the provisions for written put options were to be inadequate, we could experience a charge to Operating Revenues in the future. A charge for an inadequate written put option provision would result in a cash outflow proximate to the time that the written put option is exercised.

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Investments

The recoverability of long-term investments

•              We assess the recoverability of our long-term investments on a regular, recurring basis. The recoverability of investments is assessed on a specific-identification basis, taking into consideration expectations about future performance of the investments and comparison of historical results to past expectations.

•              The most significant assumptions underlying the recoverability of long-term investments are related to the achievement of future cash flow and operating expectations. Our estimate of the recoverability of long-term investments could change from period to period due to the recurring nature of the recoverability assessment and due to the nature of long-term investments (we do not control the investees).

•              Investments are included in the Other long-term assets line item on our Consolidated statements of financial position, which itself comprises approximately 1% of Total assets as at December 31, 2017 (2% as at December 31, 2016). If the allowance for recoverability of long-term investments were to be inadequate, we could experience an increased charge to Other operating income in the future. Such a provision for recoverability of long-term investments does not result in a cash outflow. When there is clear and objective evidence of an increase in the fair value of an investment, which may be indicated by either a recent sale of shares by another current investor or the injection of new cash into the entity from a new or existing investor, we recognize the after-tax increase in value in Other comprehensive income (change in unrealized fair value of available-for-sale financial assets).

Accounts receivable

General

•              When determining our allowance for doubtful accounts, we consider the business area that gave rise to the Accounts receivable, conduct a statistical analysis of portfolio delinquency trends and perform specific account identification.

•              These accounting estimates are in respect of the Accounts receivable line item on our Consolidated statements of financial position, which comprises approximately 5% of Total assets as at December 31, 2017 and 2016. If the future were to differ adversely from our best estimates of the fair value of the residual cash flows and the allowance for doubtful accounts, we could experience an increase in the doubtful accounts expense in the future. Such doubtful accounts expense in and of itself does not result in a cash outflow.

The allowance for doubtful accounts

•              The estimate of our allowance for doubtful accounts could materially change from period to period due to the allowance being a function of the balance and composition of Accounts receivable, which can vary on a month-to-month basis. The variability of the balance of Accounts receivable arises from the variability of the amount and composition of Operating revenues and from the variability of Accounts receivable collection performance.

Inventories

The allowance for inventory obsolescence

•              We determine our allowance for inventory obsolescence based upon expected inventory turnover, inventory aging, and current and future expectations with respect to product offerings.

•              Assumptions underlying the allowance for inventory obsolescence include future sales trends and offerings and the expected inventory requirements and inventory composition necessary to support these future offerings. Our estimate of the allowance for inventory obsolescence could materially change from period to period due to changes in product offerings and the level of consumer acceptance of those products.

•              This accounting estimate is in respect of the Inventories line item on our Consolidated statements of financial position, which comprises approximately 1% of Total assets as at December 31, 2017 and 2016. If the allowance for inventory obsolescence were to be inadequate, we could experience a charge to Goods and services purchased in the future. Such an inventory obsolescence charge does not result in a cash outflow.

8.2 Accounting policy developments

IFRS 9, Financial Instruments

IFRS 9, Financial Instruments, is required to be applied for years beginning on or after January 1, 2018, with retrospective application. The new standard includes a model for the classification and measurement of financial instruments, a single forward-looking “expected loss” impairment model and a reformed approach to hedge accounting. We will make an accounting policy choice relative to impairment, and will be using the lifetime expected credit loss approach. Based upon current facts and circumstances, we do not expect our financial performance or disclosure to be materially affected by the application of the standard.

IFRS 15, Revenue from Contracts with Customers

IFRS 15, Revenue from Contracts with Customers, is required to be applied for years beginning on or after January 1, 2018, such date reflecting the one-year deferral approved by the International Accounting Standards Board (IASB) on July 22, 2015; we are retrospectively applying the new standard effective January 1, 2018. The IASB and the Financial Accounting Standards Board of the United States worked on this joint project to clarify the principles for the recognition of revenue. The new standard was released in May 2014 and supersedes existing standards and interpretations, including IAS 18, Revenue. In April 2016, the IASB issued Clarifications to IFRS 15, Revenue from Contracts with Customers, clarifying application of some of the more complex aspects of the standard.

The effects of the new standard and the materiality of those effects will vary by industry and entity. Like many other telecommunications companies, we are materially affected by its application, as set out in Note 2(c) of the Consolidated financial statements, primarily in respect of the timing of revenue recognition, the classification of revenues, and the capitalization of costs of obtaining a contract with a customer (as defined by the new standard).

Revenue – timing of recognition; classification

The timing of revenue recognition and the classification of revenues as either service revenues or equipment revenues will be affected, since the allocation of consideration in multiple element arrangements (solutions for our customers that may involve deliveries of multiple services and products that occur at different points in time and/or over different periods of time) will no longer be affected by the current limitation cap methodology.

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The effects of the timing of revenue recognition and the classification of revenue are expected to be most pronounced in our wireless results. Although the measurement of the total revenue recognized over the life of a contract will be largely unaffected by the new standard, the prohibition of the use of the limitation cap methodology will accelerate the recognition of total contract revenue, relative to both the associated cash inflows from customers and our current practice (using the limitation cap methodology). The acceleration of the recognition of contract revenue relative to the associated cash inflows will also result in the recognition of an amount reflecting the resulting difference as a contract asset. Although the underlying transaction economics would not differ, during periods of sustained growth in the number of wireless subscriber connection additions, assuming comparable contract-lifetime per unit cash inflows, revenues would appear to be greater than under the current practice (using the limitation cap methodology). Wireline results arising from transactions that include the initial provision of subsidized equipment or promotional pricing plans will be similarly affected.

Costs of contract acquisition; costs of contract fulfilment – timing of recognition

Similarly, the measurement of the total costs of contract acquisition and contract fulfilment over the life of a contract will be unaffected by the new standard, but the timing of recognition will be. The new standard will result in our wireless and wireline costs of contract acquisition and contract fulfilment, to the extent that they are material, being capitalized and subsequently recognized as an expense over the life of a contract on a rational, systematic basis consistent with the pattern of the transfer of goods or services to which the asset relates. Although the underlying transaction economics would not differ, during periods of sustained growth in the number of customer connection additions, assuming comparable per unit costs of contract acquisition and contract fulfilment, absolute profitability measures would appear to be greater than under the current practice (immediately expensing such costs).

Implementation

With a view to enhancing the clarity, comparability and utility of our financial information post-implementation of the standard, we will apply the standard retrospectively, subject to permitted and elected practical expedients. We are using the following practical expedients provided for in, and transitioning to, the new standard:

•     No restatement for contracts that were completed as at January 1, 2017, or earlier.

•              No restatement for contracts that were modified prior to January 1, 2017. The aggregate effect of all such modifications will be reflected when identifying satisfied and unsatisfied performance obligations and the transaction prices to be allocated thereto and when determining the transaction prices.

•              No disclosure of the aggregate transaction prices allocated to the remaining unfulfilled, or partially unfulfilled, performance obligations for periods ending prior to January 1, 2018.

For purposes of applying the new standard on an ongoing basis, we are using the following practical expedients provided for in the new standard:

•              No adjustment of the contracted amount of consideration for the effects of financing components when, at the inception of the contract, we expect that the effect of the financing component is not significant at the individual contract level.

•              No deferral of contract acquisition costs when the amortization period for such costs would be one year or less.

•              When estimating minimum transaction prices allocated to the remaining unfulfilled, or partially unfulfilled, performance obligations, exclusion of amounts arising from contracts originally expected to have a duration of one year or less, as well as amounts arising from contracts in which we may recognize and bill revenue in an amount that corresponds directly with our completed performance obligations.

For purposes of applying the new standard on an ongoing basis, we must also make incremental judgments in respect of the new standard:

•              In respect of revenue-generating transactions, we must make judgments about how to determine the transaction prices and how to allocate those amounts among the associated performance obligations. It is our judgment that, where applicable, it is most appropriate to use a contract’s minimum transaction price (the “minimum spend” amount required in a contract with a customer) as the contract’s transaction price as it best reflects the enforceable rights and obligations of the contract. The contract’s transaction price is allocated based upon the stand-alone selling prices of the contracted equipment and services included in the minimum transaction price.

•              We compensate third-party re-sellers and our employees for generating revenues, and we must exercise judgment as to whether such sales-based compensation amounts are costs incurred to obtain contracts with customers that should be capitalized. We believe that compensation amounts tangentially attributable to obtaining a contract with a customer, because the amount of such compensation could be affected in ways other than simply obtaining that contract, should be expensed as incurred; compensation amounts directly attributable to obtaining contracts with customers should be capitalized and subsequently amortized on a systematic basis, consistent with the satisfaction of our associated performance obligations.

Judgment must also be exercised in the capitalization of costs incurred to fulfill revenue-generating contracts with customers. Such fulfilment costs are those incurred to set up, activate or otherwise implement access to, or usage of, our telecommunications infrastructure that would not otherwise be capitalized as property, plant and equipment and intangible assets.

IFRS 16, Leases

In January 2016, the IASB released IFRS 16, Leases, which is required to be applied for years beginning on or after January 1, 2019, and which supersedes IAS 17, Leases. We are currently assessing the impacts and transition provisions of the new standard; however, we are currently considering applying the new standard retrospectively, effective January 1, 2019. The IASB and the Financial Accounting Standards Board of the United States worked together to modify the accounting for leases, generally by eliminating lessees’ classification of leases as either operating leases or finance leases and, for IFRS-IASB, introducing a single lessee accounting model.

The most significant effect of the new standard will be the lessee’s recognition of the initial present value of unavoidable future lease payments as lease assets and lease liabilities on the statement of financial position, including those for most leases that would be currently accounted for as operating leases. Both leases with durations of 12 months or less and leases for low-value assets may be exempted.

The measurement of the total lease expense over the term of a lease will be unaffected by the new standard. However, the new standard will result in the timing of lease expense recognition being accelerated for leases which would currently be accounted for as operating leases; the IASB expects that this effect may be muted by a lessee having a portfolio of leases with varying maturities and lengths of term, and we expect that

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we will be similarly affected. The presentation on the statement of income and other comprehensive income required by the new standard will result in most non-executory lease expenses being presented as amortization of lease assets and financing costs arising from lease liabilities, rather than as a part of goods and services purchased; reported operating income would thus be higher under the new standard.

Relative to the results of applying the current standard, although the actual cash flows will be unaffected, the lessee’s statement of cash flows will reflect increases in cash flows from operating activities offset equally by decreases in cash flows from financing activities. This is the result of the payments of the “principal” component of leases that would currently be accounted for as operating leases being presented as a cash flow use within financing activities under the new standard.

Implementation

As a transitional practical expedient permitted by the new standard, we do not expect to reassess whether contracts are, or contain, leases as at January 1, 2019, using the criteria of the new standard; as at January 1, 2019, only contracts that were previously identified as leases applying IAS 17, Leases and IFRIC 4, Determining whether an Arrangement contains a Lease, will be a part of the transition to the new standard. Only contracts entered into (or changed) after January 1, 2019, will be assessed for being, or containing, leases using the criteria of the new standard.

Other issued standards

Other issued standards required to be applied for periods beginning on or after January 1, 2018, are expected to have no significant effect on our financial performance or disclosure.

9 General trends, outlook and assumptions

This section contains forward-looking statements, which should be read together with the Caution regarding forward-looking statements at the beginning of this MD&A.

9.1 Telecommunications industry in 2017

We estimate that Canadian telecommunications industry revenues (including TV and excluding media) grew by approximately 3% to approximately $62 billion in 2017. Wireless and data services continue to drive ongoing industry growth. Consumer communication and entertainment consumption behaviours continue to demonstrate a strong preference for data-rich applications and data-intensive smartphones and tablets.

TELUS’ revenues of $13.3 billion represented approximately 21% of industry revenues, with wireless products and services representing 57% of our total revenues. In our wireline business, growth in high-speed Internet access, enhanced data, TV and business process outsourcing services has more than offset the decline in demand for legacy services.

Wireless

Based on publicly reported results and estimates, in 2017, the Canadian wireless industry experienced network revenue growth of approximately 7% and EBITDA growth of approximately 7%. TELUS wireless network revenue growth was 6.5%, and TELUS wireless Adjusted EBITDA grew by 5.2%.

We estimate that the Canadian wireless industry added approximately 1.3 million new subscriber units in 2017, compared to approximately one million in 2016. This was supported by immigration and population growth; the trend toward multiple devices, including tablets; the expanding functionality of data and related applications; and mobile adoption by both younger and older generations. The wireless penetration rate increased to approximately 86% in Canada, with further increases in penetration expected to continue in 2018. By comparison, the wireless penetration rate in the U.S. is well over 100%, while in Europe and Asia it is even higher, suggesting an opportunity for continued growth in Canada.

In 2017, the wireless market was characterized by heightened retention and acquisition activity and the associated high costs of device subsidies on two-year contracts, a heightened level of competitive intensity, and the continued adoption of higher-value, data-centric smartphones. While higher handset costs, increased subsidies and the frequency of customer device upgrades put pressure on industry margins, adoption of the latest smartphones generally has a positive impact on average revenue per subscriber unit per month (ARPU) and churn rates. Blended ARPU also continues to increase as data consumption on 4G LTE and LTE advanced (LTE-A) devices and networks rises, and as consumers continue to adopt higher bucket and shared family data plans, as well as Premium Plus rate plans, which offer higher device subsidies upfront for a higher recurring monthly fee.

The Canadian wireless industry continues to be highly competitive and capital-intensive. In March, BCE acquired Manitoba Telecom Services (MTS). At the same time, TELUS acquired a portion of MTS’ postpaid wireless subscribers and dealer locations in Manitoba. Both companies committed to incremental investments in the province of Manitoba. TELUS has invested more than $70 million in Manitoba over the past two years.

In June, Shaw Communications announced the divestiture of its U.S. call centre subsidiary, and used a portion of the proceeds to fund the acquisition of the 700MHz and 2500 MHz spectrum licences from Quebecor Media Inc. Shaw’s Freedom Mobile has since focused on the build-out of an urban LTE network in major cities in Alberta, B.C. and Ontario. Shaw reached an agreement with Apple Inc. enabling it to offer iPhone products beginning in December 2017. Shaw’s re-farming of AWS-1 spectrum and deployment of 2,500 MHz spectrum is expected to be completed in 2018, and will make older smartphone versions (iPhones and Galaxy) compatible with Freedom’s LTE network.

Wireline

Canada’s four major cable-TV companies had an estimated base of approximately 4 million telephony subscribers at the end of 2017. This represents a national consumer market share of approximately 42%, up from approximately 40% in 2016. Other non-facilities-based competitors also offer local and long distance voice over IP (VoIP) services and resell high-speed Internet solutions. This competition, along with technological substitution to wireless services, continues to erode the number of residential network access lines and associated local and long distance revenues, as expected.

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Although the consumer high-speed Internet market is maturing, with a penetration rate of approximately 85% in Western Canada and 83% across Canada, subscriber growth is expected to continue over the coming years. The four major cable-TV companies had an estimated 6.7 million Internet subscribers at the end of 2017 (50% market share), up 3% from approximately 6.5 million at the end of 2016. Telecommunications companies had approximately 6.5 million Internet subscribers (48% market share), up 3% from approximately 6.3 million at the end of 2016. We continue to make moderate market share gains, due to the expansion of our fibre-optic network and the pull-through of subscribers from our IP-based TELUS TV service.

While Canadians still watch traditional TV, digital platforms are playing an increasingly important role in the broadcasting industry. Popular online video services are providing Canadians with more choice about where, when and how to access their video content. In 2017, Canadian IP TV providers increased their subscriber base by an estimated 6% to 2.7 million through expanded network coverage, enhanced differentiated service offerings, and marketing and promotions focused on IP TV. Despite this IP TV growth, combined cable-TV and satellite-TV subscriber penetration was flat. We estimate that the four major cable-TV companies have approximately 5.8 million TV subscribers or a 52% market share, consistent with 52% at the end of 2016. The balance of industry subscribers were served by satellite-TV and regional providers.

In 2017, our primary Western Canadian cable-TV competitor, Shaw Communications, launched BlueSky TV, based on Comcast’s X1 TV platform, offered alongside larger Internet data plans introduced in the second half of 2016. Both Rogers and Quebecor have announced their intention to adopt the Comcast X1 TV platform in 2018. Our IP-based Optik TV platform continues to have numerous service leadership advantages over this cable platform, including: flexible pricing, plans and packaging available to all customers; picture clarity and quality; content depth and breadth, including 4K content, as well as more HD, video on demand, sports, multicultural and OTT content, such as 4K Netflix and the latest YouTube app, that can be paired with a smartphone or tablet to allow casting; and the number of ways customers can access content, including wireless set-top boxes, Restart TV, higher capacity PVR and Optik TV on the go with two times the number of live TV channels compared to our cable competitor.

9.2 Telecommunications industry general outlook and trends

Wireless

Wireless growth continues to be driven by increasing data usage and adoption, including: higher-value smartphones, shared family data plans and tablets, as well as growth in machine-to-machine (M2M) devices and the Internet of Things (IoT). In addition, consumers continue to replace wireline access with wireless access and related data services. These trends are expected to continue to increase the demand for wireless data for the foreseeable future. Industry ARPU growth is expected to continue, although perhaps at a more modest rate.

While LTE and LTE-A technologies increase download speeds, encourage data usage and improve the customer experience, increasing data traffic demands pose challenges to wireless networks. (See High demand for data challenges wireless networks and may be accompanied by increases in delivery cost in Section 10.3 Technology.)

M2M and IoT technologies connect communications-enabled remote devices via wireless networks, allowing them to exchange key information and processes. Advanced platforms and networks are already in place in industries such as utilities, agriculture and fleet management, with deployment ongoing in other industries such as vehicle insurance, retail, food services, consumer utilities and healthcare. These and other industries are looking to IoT, combined with other applications, to drive value from their connections. IoT represents a meaningful opportunity for growth in mobility products and services in terms of secure connectivity, customer value and efficiency. While M2M applications generally have lower ARPU, they tend to generate high service volumes with low or no subsidy costs, thereby supporting both revenue growth and margins.

Digital identity is the common enabler for online service delivery and a driver of Canada’s digital economy. TELUS is taking a leadership position in this space, facilitating a user-centric, private and secure experience.

5G has begun to play a mainstream role in technology evolution and innovation globally. Investing in 5G will drive capex savings by allowing us to provide high-speed Internet services over wireless in less urban areas, as well as improved cost savings and innovative services in industrial automation, transportation and telehealth. Driven by significantly faster speeds, lower latencies, improved reliability and attractive economics, 5G will enable a host of new applications: for industries, remote operations, industrial control, and manufacturing automation; for consumers, home automation, autonomous vehicles, as well as wireless to the home connectivity with speeds comparable to wired networks; and for healthcare, converged solutions for hospitals, clinics and remote patient monitoring. 5G is essential to Canada’s digital future and is expected to generate significant innovation, growth and productivity. Therefore, TELUS is requesting Innovation, Science and Economic Development Canada (ISED) and other policy makers to launch consultations as soon as possible on 3.5 GHz and mmWave spectrum so that Canada does not risk missing the early deployment of the next major technological evolution. Current trials show that mmWave delivers the richest 5G experience, albeit in a localized fashion, whereas 3.5 GHz is key for broader 5G coverage. TELUS maintains the world’s fastest 5G network trial speed, at just under 30 Gbps.

Wireline

The traditional wireline telecommunications market is expected to remain very competitive in 2018 as technology substitution – such as the broad deployment of higher-speed Internet; the use of email, messaging and social media as alternatives to voice services; and the growth of wireless and VoIP services – continues to replace higher-margin legacy voice revenues. In our traditional operating areas of B.C. and Alberta, it is estimated that 45% of households no longer have a fixed line and 26% of households no longer have a broadcast TV service. Although we are a key provider of these substitution services, the decline in this legacy business continues as anticipated. Our long-standing growth strategy remains focused on wireless, data and IP-centric wireline capabilities.

The popularity of viewing TV and on-demand content anywhere, particularly on handheld devices, is expected to continue to grow as customers adopt services that enable them to view content on multiple screens. Streaming media providers continue to enhance over-the-top (OTT) streaming services in order to compete for a share of viewership in response to evolving viewing habits and consumer demand. Studies suggest that 41% of Canadian households had a subscription to Netflix at the end of 2017. Amazon Prime video streaming service launched in Canada in late 2016, and other streaming TV services are expected to follow with service launches in Canada.

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TV providers are monitoring OTT developments and evolving their content and market strategy to compete with these non-traditional offerings. Bell Media offers a content streaming service through Crave TV. We view OTT as an opportunity to add increased capabilities to our linear and on-demand assets, provide customers with flexible options to choose the content they want and encourage greater customer use of the TELUS high-speed Internet and wireless networks. We continue to enhance our Optik TV service with additional content and capabilities, including ultra-high-definition 4K content, multi-cultural content and distribution deals with OTT content providers such as Netflix and Crave TV. In April, TELUS launched a new OTT-friendly basic TV offering called Pik TV, which allows customers to access live TV and streaming apps like Netflix and YouTube, flexibly and affordably, through a self-install media box.

Telecommunications companies continue to make significant capital investments in broadband networks, with a focus on fibre to the premises or home (FTTP/FTTH) to maintain and enhance their ability to support enhanced IP-based services and higher broadband speeds. Cable-TV companies continue to evolve their cable networks with the gradual roll-out of the DOCSIS 3.1 platform. Although this platform increases speed in the near term and is cost-efficient, it does not offer the same advanced capabilities as FTTP over the longer term. Our Optik TV capable footprint covers more than 3 million households and businesses, with approximately 93% having access to speeds of at least 50 Mbps, enabling us to deliver a better customer experience. In addition, at the end of 2017, our fibre-optic network was available to approximately 1.44 million homes and businesses. Advances in LTE wireless technology and our extensive LTE network also increasingly allow us to target otherwise underserved areas with a fixed wireless solution.

Combining wireline local and long distance voice services with wireless and high-speed Internet access and entertainment services, telecommunications companies are focused on offering bundled products to achieve competitive differentiation and provide customers with more flexibility and choice on networks that can reliably support these services. Our broadband investments, including the build-out of our FTTP broadband network, our premium differentiated IP-based Optik TV service and integrated bundled service offerings, continue to enhance our competitive position and customer loyalty relative to our main cable-TV competitor.

As the industry moves to 5G wireless in the coming years, we expect to be operating on, and providing services over, a more converged network. The lines between wireline and wireless will continue to blur based on how we deliver services to customers and how customers use those services. As our broadband network continues to expand and 5G begins to be commercialized in the coming years, we expect to benefit from the flexibility of determining the most efficient way to deliver services across our footprint. We do not expect to have to build fibre to every home, but rather we believe that there will be options to support parts of our broadband footprint wirelessly with 5G.

TELUS is also a member of the Canadian Digital Supercluster and the Smart Agri-food Supercluster consortiums that have been shortlisted to phase two of the application process for funding through the federal government’s Innovation Superclusters Initiative. The mission of the Supercluster consortiums with which we are involved is to leverage the power of data collection, analysis and visualization in order to realize innovations that deliver economic growth, new skilled jobs and improved health, social and environmental outcomes that benefit Canadians from coast to coast to coast.

Additional wireline capabilities

In the business market (enterprise and small and medium-sized businesses, or SMB), the convergence of IT and telecommunications, facilitated by the ubiquity of IP, continues to shape the competitive environment, with non-traditional providers increasingly blurring the lines of competition and business models. Cable-TV companies continue to make investments to better compete in the highly contested SMB space. Telecommunications companies like TELUS are providing network-centric managed applications that leverage their significant FTTP investments, while IT service providers are bundling network connectivity with their proprietary software as service offerings.

The development of IP-based platforms providing combined IP voice, data and video solutions creates potential cost efficiencies that compensate, in part, for the loss of margins resulting from the migration from legacy to IP-based services. New opportunities exist for integrated solutions and business process outsourcing that could have a greater business impact than traditional telecommunications services. Data security represents both a challenge and an opportunity for TELUS to provide customers with our data security solutions. Increasingly, businesses are looking to partner with their communications service provider to address their business goals and challenges, and to tailor cloud-based solutions for their needs that leverage telecommunications in ways not imagined 10 years ago. Cloud computing is changing service delivery to always-on and everything-as-a-service, and strong growth is expected in this area. TELUS offers Network as a Service capabilities that provide businesses the option of an IT network as a service over the Internet, mirrored across multiple locations, based on a self-serve platform that reduces deployment cycles and reliance on IT specialists.

Healthcare is expected to be a growth area in future years, based on an aging population in Canada, an increasing emphasis on chronic disease management, and the potential benefits that technology can deliver in terms of efficiency and effectiveness within the sector. We are leveraging our expanding broadband network to increase the availability, integration and effectiveness of our innovative tools and applications across the primary care ecosystem in order to position ourselves to compete for the anticipated future growth in this sector. These tools include personal health records to facilitate self-management of healthcare data, electronic drug prescriptions with online insurance validation by the physician, and home health monitoring devices and data capture with caregiver oversight. The digitization of everyday functions in the healthcare ecosystem, combined with broadband network connectivity, provides an open platform that can support the development and delivery of even more advanced health applications. Our home health monitoring is being implemented in B.C. following a successful pilot which demonstrated reductions in hospitalizations, positive patient experiences and significant cost reductions. Pharma Space®, our online pharmacy service that helps patients manage their prescriptions through features like scheduling online reminders and automatic refills, is now being accessed by more than 300,000 customers. In 2017, TELUS commenced a partnership with Canada Health Infoway to develop and administer PrescribeIT, an open, national e-prescribing service. Our acquisition of Kroll Computer Systems enhanced geographic reach, expertise and the quality of our product offering as a national pharmacy management services provider. In 2017, we also launched MedDialog, a national clinical solution that allows doctors to communicate electronically with other physicians regarding care of their patients directly from their electronic medical records.

TELUS International (TI), our leading global business process and information technology (IT) outsourcing provider, continues its expansion

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through organic growth and strategic acquisitions (see Section 1.3 Highlights of 2017 for further details). From our successful inception 12 years ago in the Philippines, established to support TELUS’ growing customer service needs, TI has grown exponentially in size, scope and geographic diversity to deliver exceptional customer experiences for some of the world’s most iconic brands from sites in North and Central America, Europe and Asia. Notably, the acquisition of Xavient Information Systems, a global IT consulting and next-generation software services company, accelerates TI’s ability to expand its global IT services offering with the addition of advanced, next-generation IT consulting and delivery capabilities, including Artificial Intelligence (AI)-powered Digital Transformation services, User Interface/User Experience (UI/UX) design, Open Source Platform services, Cloud services, OTT solutions, IoT, Big Data services, DevOps, and IT Lifecycle services, in order to provide a more comprehensive suite of services to existing and prospective clients. TI strengthens TELUS’ ability to provide global clients with leading, differentiated services that align with our top priority of delivering the best customer experience to all our customers.

As technology in our industry continues to change rapidly and customer demand continues to grow, and as Canada evolves toward a more digital economy, we are committed to evolving our business to offer innovative and reliable services and thought leadership in core future growth areas that are complementary to our traditional business. This – along with our intense focus on leadership in delivering an enhanced customer experience – positions us for continued differentiation and growth.

9.3  TELUS assumptions for 2018

In 2018, we expect growth in both wireless and wireline EBITDA, driven by the continued high demand for data services and high-speed Internet access in our wireless and wireline products and services; our consistent strategic focus on our core wireless and wireline capabilities (see Section 2.2 Strategic imperatives, Section 3 Corporate Priorities and Section 4 Capabilities); significant ongoing investments in our leading broadband networks; continued efforts to enhance operational efficiency; and our sustained focus on an enhanced customer experience across all areas of our operations.

Our assumptions in support of our 2018 outlook are generally based on the industry analysis above, including our estimates regarding economic and telecom industry growth (see Section 1.2 The environment in which we operate), as well as our 2017 results and trends discussed in Section 5. Our key assumptions include the following:

•              Slightly slower rate of economic growth in Canada in 2018, estimated to be 2.2% (3.1% in 2017). For our incumbent local exchange carrier (ILEC) provinces in Western Canada, we estimate that economic growth in B.C. will be 2.5% in 2018 (3.4% in 2017), and that economic growth in Alberta will be 2.4% in 2018 (3.9% in 2017).

•              No material adverse regulatory rulings or government actions.

•              Continued intense wireless and wireline competition in both consumer and business markets.

•              An increase in wireless industry penetration of the Canadian market.

•              Ongoing subscriber adoption of, and upgrades to, data-intensive smart-phones, as customers want more mobile connectivity to the Internet.

•              Wireless revenue growth resulting from growth in both postpaid subscriber loading and blended ARPU.

•              Continued pressure on wireless acquisition and retention expenses, dependent on gross loading and customer renewal volumes, competitive intensity and customer preferences.

•              Continued growth in wireline data revenue, resulting from an increase in high-speed Internet and TELUS TV subscribers, speed upgrades and expanding broadband infrastructure, as well as business outsourcing and healthcare solutions.

•              Continued erosion of wireline voice revenue, resulting from technological substitution and greater use of inclusive long distance and lower wholesale volumes.

•              Continued focus on our customers first initiatives and maintaining our customers’ likelihood-to-recommend scores.

•              Employee defined benefit pension plans: Pension plan expense of approximately $97 million recorded in Employee benefits expense and approximately $14 million recorded in employee defined benefit pension plans net interest in Financing costs; a 3.40% rate for discounting the obligation and a 3.50% rate for current service costs for employee defined benefit pension plan accounting purposes; and defined benefit pension plan funding of approximately $50 million.

•              Restructuring and other costs of approximately $135 million for continuing operational effectiveness initiatives, with margin enhancement initiatives to mitigate pressures related to intense competition, technological substitution, repricing of our services, increasing subscriber growth and retention costs, and integration costs associated with the home security customer acquisition.

•              Income taxes: Income taxes computed at applicable statutory rate of 26.7 to 27.3% and cash income tax payments of approximately $170 to $230 million (2017 – $191 million). Cash tax payments are expected to be relatively consistent with 2017.

•              Further investments in broadband infrastructure as we approach nearly 50% of our targeted coverage footprint, including expanding our fibre-optic network and 4G LTE capacity expansion and upgrades, as well as investments in network and systems resiliency and reliability.

•              No wireless spectrum auctions anticipated in 2018.

•              Stabilization in the average Canadian dollar: U.S. dollar exchange rate (U.S. 77 cents in 2017).

9.4  Telecommunications industry regulatory developments and proceedings

Our telecommunications, broadcasting and radiocommunication services are regulated under federal laws by various authorities, including the Canadian Radio-television and Telecommunications Commission (CRTC), Innovation, Science and Economic Development Canada (ISED) and the Minister of Canadian Heritage.

The following is a summary of certain significant regulatory developments and proceedings relevant to our business and our industry. This summary is not intended to be a comprehensive legal analysis and description of all of the specific issues described. Although we have indicated where we do not currently expect the outcome of a development or proceeding to be material to us, there can be no assurance that the expected outcome will occur or that our current assessment of its likely impact on us will be accurate. See Section 10.4 Regulatory matters.

Radiocommunication licences and spectrum-related matters

ISED regulates, among other matters, the allocation and use of radio spectrum in Canada and licenses radio apparatus, frequency bands and/ or radio channels within various frequency bands to service providers and private users. The department also establishes the terms and conditions attaching to such radio authorizations, including restrictions on licence

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transfers, coverage obligations, research and development obligations, annual reporting, and obligations concerning mandated roaming and antenna site sharing with competitors.

600 MHz spectrum repurposing decision released

On August 14, 2015, ISED published Decision on Repurposing the 600 MHz Band, SLPB-004-15. In its decision, ISED announced its intention to jointly repack the 600 MHz band in line with the U.S. and to adopt the 70 MHz mobile band plan arising from the Federal Communications Commission (FCC) Incentive Auction. On August 4, 2017, ISED released a Consultation on a Technical, Policy and Licensing Framework for Spectrum in the 600 MHz band that proposed a 30 MHz set aside for facilities-based operators with less than 10% mobile subscriber market share. An auction of 600 MHz spectrum in Canada is not expected until 2019 and there is a high risk that the final rules favour certain carriers.

On June 5, 2017, ISED released a Consultation on Releasing Millimetre Wave Spectrum to Support 5G. It is expected that ISED will publish its decision on this consultation in 2018 and then consult on licensing frameworks (i.e. auction rules and conditions of licence) for the 28 GHz and 37–40 GHz bands. There is a risk that any auction rules favour certain carriers.

On October 6, 2017, ISED released a Consultation on the Spectrum Outlook 2018–2022. There is a risk that bands identified as promising for mobile service are not allocated for mobile service or are delayed in being allocated.

Regulatory and federal government reviews

The CRTC and the federal government have initiated public proceedings to review various matters. They are discussed below.

CRTC decision on Review of the Wireless Code

On June 15, 2017, the CRTC issued Review of the Wireless Code, Telecom Regulatory Policy CRTC 2017-200. The major changes to the Wireless Code relate to: (i) the removal of unlocking fees and the requirement to sell all devices unlocked as of December 1, 2017; (ii) changes to the bill management features about how the $50 data usage cap and $100 data roaming cap are calculated and how consent to obtain additional usage is obtained; and (iii) amendments to the mandated trial period for customers who obtain a postpaid wireless contract. Changes to the Wireless Code were to be implemented by December 1, 2017. On November 16, 2017, TELUS filed an application to the CRTC seeking an extension to the new bill management requirements to March 31, 2018. The CRTC has not yet ruled on this request, but we do not expect a significant impact on TELUS regardless of whether the extension is granted. TELUS completed its implementation process for all other requirements by the December 1, 2017 deadline.

CRTC decision to require pro-rated refunds

On May 5, 2016, the CRTC issued Quebecor Media Inc. – Prohibition of 30-day cancellation policies - Application regarding pro-rated refunds for cancelled services, Telecom Decision CRTC 2016–171, in which the CRTC, among other things, mandated that all service providers are to provide pro-rated refunds to customers who cancel telecommunications and broadcasting service contracts. This decision was unexpected, in that it was contradicted by guidance that TELUS and third parties had received from CRTC staff following a 2014 CRTC decision regarding prohibition of a notice period for cancellation of services and in light of past decisions on the Wireless Code and notice of cancellation policies that had not mandated pro-rated refunds. The decision impacts billing systems, with no transition period provided to implement the required changes. On July 4, 2016, TELUS filed an application with the CRTC seeking guidance and clarification that the decision does not apply with respect to wireless services with a subsidized device, usage-based services and local telephone service in non-forborne exchanges. TELUS also requested an extension of time to implement the decision. At the CRTC’s request, TELUS filed further submissions on August 14, 2017, and September 5, 2017. The CRTC has yet to issue a decision on this matter. The potential impact of this decision is not expected to be material.

Wireline wholesale services followup

On July 22, 2015, the CRTC released Review of wholesale wireline services and associated policies, Telecom Regulatory Policy CRTC 2015-326. The major component of this decision was that the CRTC ordered the introduction of a disaggregated wholesale high-speed Internet access service for ISP competitors. This will include access to FTTP facilities. This requirement is being phased in geographically beginning in the largest markets in Ontario and Quebec (i.e. in the serving territories of Bell Aliant, Bell Canada, Cogeco, Rogers and Videotron). The CRTC initiated a followup proceeding to determine the technical configurations, appropriate costs and wholesale cost-based rates in those regions.

The FTTP followup activities directed in Telecom Policy CRTC 2015-326 remain ongoing. Associated tariff and cost study reviews have been completed for Bell, Rogers, Videotron and Cogeco and a decision is pending. For the second phase, which involves FTTP wholesale services for the rest of Canada (including TELUS’ serving territories), a proceeding on technical configurations commenced in 2017, and the associated cost study and tariff review will follow. TELUS anticipates no material adverse impact in the short term from the CRTC’s decision. Given the phased implementation of the mandated provision of wholesale access to our FTTP networks, it is too early to determine the impact this decision will have on TELUS in the longer term. The determination that the provision of access to unbundled local loops to competitors will no longer be mandated and will be phased out over a three-year transition period is not expected to have a material impact on TELUS.

Wireless wholesale services roaming tariffs

On May 5, 2015, the CRTC determined that it would regulate the wholesale GSM-based domestic roaming rates that TELUS, Rogers and Bell charge other wireless carriers. Proposed final tariff rates were filed by TELUS, Rogers and Bell on November 23, 2015, based on the CRTC’s Phase II costing approach. A decision on the final rates from the CRTC is pending. Interim rates are currently in place. While TELUS does not currently expect that the decision will have a negative material impact, the impact will be assessed once the final wholesale roaming rates have been approved.

Governor in Council’s order to the CRTC to reconsider wireless service providers’ wholesale mobile roaming service tariffs

The Governor in Council has ordered the CRTC to reconsider Wholesale mobile wireless roaming service tariffs – Final terms and conditions, Telecom Decision CRTC 2017-56. The CRTC has been ordered to reconsider whether Wi-Fi networks could be considered as a home network for service providers seeking mandated roaming. The CRTC’s reconsideration is to be completed by March 31, 2018. In response to this request, the CRTC has issued Reconsideration of Telecom Decision 2017-56 regarding final terms and conditions for wholesale mobile wireless roaming service, Telecom Notice of Consultation CRTC 2017-259, thereby initiating a proceeding to review this matter. Subsequent to the Governor in Council’s order, TNW Wireless Inc. brought an application requesting the CRTC to

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order TELUS and Bell Mobility to each provide wholesale roaming for a primarily Wi-Fi based service offering. The CRTC will render its decision in TNC 2017-259 and then consider whether TNW Wireless is entitled to mandated roaming. The proceeding initiated by TNC 2017-259 is now complete and a decision is pending from the Commission. It is too early to determine what impact a decision further to TNC 2017-259 may have on TELUS. This decision may broaden competition in wireless services if mandated roaming is allowed. The CRTC has stated that it will not rule on the TNW application until after it has rendered a decision in the proceeding initiated by TNC 2017-259.

Phase-out of local service subsidy regime

On April 6, 2017, the CRTC issued Telecom Notice of Consultation CRTC 2017-92, in which it sought comments on its proposed approach to the phase-out of the local service subsidy regime and associated policies. This notice is part of the followup activities resulting from Modern telecommunications services – The path forward for Canada’s digital economy, Telecom Regulatory Policy CRTC 2016-496, issued on December 21, 2016. TELUS continues to have the obligation to provide local telephone service in all exchanges, which our competitors do not have. TELUS participated in this proceeding to seek greater pricing flexibility in regulated high cost exchanges if subsidies are removed and to ensure that we are compensated for any obligation to serve. TELUS and other parties filed their final comments in this proceeding on September 29, 2017. A decision is expected in 2018. It is too early to determine the potential impact of the proceeding on TELUS.

Development of the CRTC’s new broadband funding regime

On April 25, 2017, the CRTC issued Development of the Commission’s broadband funding regime, Telecom Notice of Consultation CRTC 2017-112. This consultation follows on the CRTC’s Modern telecommunications services decision issued on December 21, 2016, in which the CRTC set a new universal service objective that included fixed and mobile wireless broadband Internet access services and stated that it would begin to shift the focus of its current regulatory frameworks from wireline voice services to broadband in order to assist in expanding the availability and adoption of broadband Internet access services. The CRTC also set out its preliminary views on the establishment of a new broadband funding mechanism in that decision. In Notice of Consultation 2017-112, the CRTC called for comments on the various issues pertaining to the establishment of the new broadband funding regime, including governance of the new fund, operating and accountability frameworks, as well as eligibility and assessment criteria for proposed projects. The CRTC also sought comments on its preliminary views on the new broadband fund set out in Telecom Regulatory Policy 2016-496. TELUS filed its final submission on December 18, 2017, and is now awaiting the CRTC’s decision. It is too early to determine the potential impact that this proceeding may have on TELUS.

9-1-1 networks

On March 29, 2016, the CRTC issued Establishment of a regulatory framework for next generation 9-1-1 in Canada, Telecom Notice of Consultation CRTC 2016-116. The CRTC announced this proceeding to establish a regulatory framework for next generation 9-1-1 services that will take into account the evolving public safety needs of Canadians, in that next generation 9-1-1 services will provide access to new and innovative 9-1-1 capabilities. TELUS participated in an oral hearing phase of the proceeding in mid-January 2017 and filed its final comments on January 31, 2017. It is not expected that the CRTC’s review will have a material impact on TELUS’ operations.

Review of tariffs for aggregated wholesale high-speed access services

The CRTC is conducting a review of cost studies and rates associated with aggregated wholesale high-speed access services, which are services provided by incumbent local exchange carriers (ILECs) and cable companies on their respective DSL and cable facilities to ISPs, which then resell high-speed Internet services. Aggregated wholesale services are expected to be phased out once disaggregated wholesale services are in place. The review is now complete and a decision from the CRTC is pending. It is not expected that the outcome of this review will have a material impact on TELUS.

Broadcasting-related issues

Broadcasting distribution undertaking licences held by TELUS

TELUS’ regional licences to operate broadcasting distribution undertakings in B.C. and Alberta were granted a series of administrative renewals, which extended the licence terms to May 31, 2018. TELUS has filed applications for new broadcasting distribution licences to serve markets in British Columbia and Alberta that exceed the 20,000 subscriber threshold for exemption, and a public hearing was held in October 2017 to consider these applications. TELUS’ regional broadcasting distribution licence to serve Quebec expires in August 2018, and as part of the renewal process, TELUS has filed an application to return its province-wide regional licences in favour of operating on an exempt basis in each of its currently licensed serving areas in Quebec. In July 2014, the CRTC approved our application for a licence to operate a national pay-per-view service (scheduled to expire on August 31, 2020). TELUS’ licence to operate a national video-on-demand service was renewed to August 31, 2023 as part of Broadcasting Decision CRTC 2018-20.

Enforcement of vertical integration framework

In September 2011, the CRTC announced a policy framework to address concerns relating to the potential incentive for anti-competitive behaviour by companies that own both programming services and distribution networks (vertically integrated broadcasting companies). The CRTC subsequently introduced a new code of conduct through amendments to the various broadcasting regulations and exemption orders. Following the CRTC’s “Let’s Talk TV” proceeding in 2014, the CRTC further expanded its ability to deal with anti-competitive conduct by replacing the code of conduct with a new Wholesale Code that has been made enforceable by conditions of licence. This new Wholesale Code includes many new provisions to address abusive practices by vertically integrated broadcasting companies regarding the carriage of their programming services. In particular, the new Wholesale Code sets out a list of prohibited conduct and criteria to determine the fair market value of programming services in order to ensure that vertically integrated entities are prevented from artificially inflating the cost of services for their competitors. Bell Canada was granted leave to appeal the CRTC’s decision relating to the new Wholesale Code and the appeal was heard at the Federal Court of Appeal November 14, 2017.

Without timely and strict enforcement of the vertical integration safeguards, there is a risk that vertically integrated competitors could unfairly raise programming costs for non-vertically integrated companies such as TELUS, and/or attempt to withhold content on digital media platforms, such as Internet and mobile platforms, or otherwise disadvantage us in our ability to attract and retain wireless or Optik TV customers. See Vertical integration into broadcast content ownership by competitors in Section 10.2.

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Review of Canada’s cultural policies

On September 28, 2017, the Minister of Canadian Heritage announced a new policy framework for a Creative Canada. This policy framework focuses on 1) investing in Canadian creators and cultural entrepreneurs; 2) promoting discovery and distribution of Canadian content at home and globally; and 3) strengthening public broadcasting and support for local news. The Minister has indicated in her official speech unveiling this new policy framework that the federal government would not support any new levy on Internet service providers, similar to the levy on broadcasting distribution undertakings. As a result, this new policy framework is not expected to have any negative material impact on TELUS.

Review and modernizing of the Broadcasting Act and Telecommunications Act

In its budget announcement on March 22, 2017, the federal government recognized the impact of the digital age on Canada’s media and broadcasting industries and indicated its intention to review and modernize the Broadcasting Act and the Telecommunications Act, looking specifically at issues relating to content creation in the digital age, net neutrality and cultural diversity. This announcement dovetails with CRTC consultations regarding distribution models of the future, described below. It is not expected to have any material negative impact on TELUS.

CRTC ordered to report back to federal government on distribution models of the future

On September 22, 2017, the Governor-in-Council (federal cabinet) issued an Order in Council pursuant to section 15 of the Broadcasting Act to request that the CRTC hold hearings and report on distribution models of the future and how Canadians will access programming. The deadline for the CRTC’s report back to the federal government is June 1, 2018. On October 12, 2017, the CRTC launched a two-phase consultation process, which began with a written process on December 1, 2017. TELUS participated in the first phase, and will participate in the second phase by the February 13, 2018, deadline. While the CRTC’s report to the federal government will likely form part of the record for the parallel review of the Broadcasting Act and Telecommunications Act, it is not expected to have any negative material impact on TELUS.

Review of the Copyright Act and Copyright Board

The Copyright Act’s mandated five-year review was due in 2017 and the process for review was announced in December 2017. Hearings are to be conducted by the Standing Committee for Industry, Science and Technology, in co-operation with the Standing Committee on Canadian Heritage, and are expected to begin in early 2018. The policy approach for copyright has traditionally been based on a balance of interests of creators and consumers. As a result, changes to the Copyright Act are not expected to have any negative material impact on TELUS.

North American Free Trade Agreement Negotiations

The Office of the United States Trade Representative has released its summary of objectives for the renegotiation of the North American Free Trade Agreement (NAFTA) between Canada, the United States and Mexico. The United States government has identified a number of items, including trade in services (including telecommunications services), digital trade in goods and services and cross-border data flows, intellectual property (including copyright) and competition policy, among others, as potential items for negotiation. The Government of Canada has since outlined Canada’s 10 priorities for NAFTA renegotiation, none of which include detailed telecommunications or intellectual property objectives. On the issue of cultural exemptions, the Government of Canada has clearly stated that it is committed to maintaining the current exemption for the cultural industries found in NAFTA. NAFTA negotiations have begun and are ongoing. It remains unclear what issues will be negotiated, the outcome of negotiations, and the potential impact that the NAFTA negotiations may have on TELUS.

10 Risks and risk management

10.1  Overview

In the normal course of our business activities, we are exposed to both risks and opportunities. Risk oversight and management processes are integral elements of our risk governance and strategic planning efforts.

Board risk governance and oversight

We maintain strong risk governance and oversight practices, with risk oversight responsibilities as outlined in the Board’s and the Board committees’ terms of reference. The Board is responsible for ensuring the identification of material risks to our business and overseeing the implementation of appropriate systems and processes to identify, monitor and manage material risks.

In addition:

•     Risks on the enterprise key risk profile are assigned for Board or committee oversight

•     Board committees provide updates to the Board on risks overseen by those committees based on their respective terms of reference

•     Board or Board committees may request risk briefings by our executive risk owners. The Vice-President, Risk Management and Chief Internal Auditor attends and/or receives a summary of these briefings.

Risk governance and culture

We have a strong risk governance culture across TELUS that starts with clear risk management leadership and transparent communications, supported by our Board and Executive Leadership Team. Accountability for the management of risks and reporting of risk information is clearly defined through our approach to risk governance. Training and awareness programs, appropriate resources and risk champions help to ensure we have the risk management competencies necessary to support effective decision-making across the organization. Ethics are integral to TELUS’ risk governance culture and our code of ethics and conduct directs team members to meet the highest standards of integrity in business decisions and actions.

Responsibilities for risk management

We use a multi-step approach to manage risks, with responsibility shared across the organization. The first line of defence is executive and operating management, whose members have integrated risk management into core decision-making processes (including strategic planning processes) and day-to-day operations. We have risk management and compliance functions across the organization, including Finance, Legal,

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Privacy, Security and Business Continuity offices, which form the second line of defence. These functions work collaboratively with management to monitor the design and operation of controls. Internal Audit is the third line of defence and provides independent assurance regarding the effectiveness and efficiency of risk management and controls across all aspects of the business.

Definition of business risk

We define business risk as the degree of exposure associated with the achievement of key strategic, financial, organizational and process objectives in relation to the effectiveness and efficiency of operations, the reliability and integrity of financial reporting, compliance with laws, regulations, policies, procedures and contracts, and safeguarding of assets within an ethical organizational culture.

Our enterprise risks arise primarily from our business environment and are fundamentally linked to our strategies and business objectives. We strive to proactively mitigate our risk exposures through performance planning, business operational management and risk response strategies, which can include mitigating, transferring, retaining and/or avoiding risks. For example, residual exposure for certain risks is mitigated through insurance coverage, where we judge this to be efficient and commercially viable. We also mitigate risks through contract terms, as well as through contingency planning and other risk response strategies, as appropriate.

We strive to avoid taking on undue risk whenever possible and work to ensure alignment of risks with business strategies, objectives, values and risk tolerances.

Risk and control assessment process

We use a three-level enterprise risk and control assessment process that solicits and incorporates the input of team members from all areas of TELUS and enables us to track multi-year trends in key risks and the control environment across the organization.

THREE-LEVEL ENTERPRISE RISK AND CONTROL ASSESSMENT PROCESS

Level one: Annual risk and control assessment

Annually, we undertake a comprehensive review that brings together interviews with executive leaders, information from our ongoing strategic planning process, consideration of recent internal and external audits, SOX (Sarbanes-Oxley Act of 2002) compliance and risk management activities, and an enterprise-wide risk and control environment assessment aligned with the COSO (Committee of Sponsoring Organizations of the Treadway Commission) enterprise risk management and internal control integrated frameworks.

The assessment is widely distributed to our leadership team (including all executive vice-presidents and vice-presidents) and a random sample of management professional team members. More than 1,600 individuals participated in the assessment in 2017.

Key enterprise risks are identified, defined and prioritized. Risk appetite and effectiveness of risk management integration are evaluated by risk category and fraud risks are considered. Executive-level risk owners are assigned for each key risk and Board and committee risk oversight responsibilities are defined in our Board Policy and Terms of Reference.

Board members also complete an annual assessment in which they provide perspectives on our key risks and approach to enterprise risk management, and gauge our risk appetite by risk category.

Results of the assessments are shared with senior management, our Board of Directors and the Audit Committee and inform the development of our risk-focused internal audit program, which is approved by the Audit Committee. Risk assessments are also incorporated into our strategic planning, operational risk management and performance management processes.

Level two: Quarterly risk assessment

We conduct quarterly risk assessment reviews with our executive-level risk owners and designated risk primes across all business units to capture and communicate changing business risks, assess perceptions on inherent and residual risk, identify key risk mitigation activities, and provide quarterly updates and assurance to the Audit Committee and other applicable Board committees.

Level three: Granular risk assessment

We conduct granular risk assessments for specific audit engagements and various risk management, strategic and operational initiatives (e.g. strategic planning, project and environmental management, safety, business continuity planning, network and IT vulnerability, and fraud and ethics). The results of the multiple risk assessments are evaluated, prioritized, updated and integrated into the key risk profile, policies and processes throughout the year.

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Principal risks and uncertainties

The following subsections describe our principal risks and uncertainties and associated risk mitigation activities. The significance of these risks is such that they alone or in combination may have material impacts on our business operations, results, reputation and brand, as well as the valuation used by investment analysts to evaluate TELUS.

Although we believe the measures taken to mitigate risks described in each risk section below are reasonable, there can be no expectation or assurance that they will effectively mitigate or fully address the risks described or that new developments and risks will not materially affect our operations or financial results. Forward-looking statements in this section and elsewhere in this MD&A are based on the assumption that our risk mitigation measures will be effective. See Caution regarding forward-looking statements.

10.2  Competition

Customer experience

Our customers’ loyalty and their likelihood to recommend TELUS are both dependent upon our ability to provide a service experience that meets or exceeds their expectations. Consequently, if our service experience or sales practices do not meet or exceed customer expectations, TELUS’ reputation and brand could suffer, potentially resulting in higher rates of customer churn. Meanwhile, our profitability could be negatively impacted should customer net additions decrease and/or the costs to acquire and retain customers increase.

Risk mitigation: Our top corporate priority is putting customers first and earning our way to industry leadership in the likelihood to recommend from our clients. In addition, 55% of our scorecard is weighted to team member engagement and customer experience. Effective and fair compensation plans are part of achieving high team member engagement and include measures on how well we serve the customer – through the eyes of the customer. To enhance the customer experience, we continue to invest in our products and services, system and network reliability, team members and system and process improvements. Additionally, we endeavour to introduce innovative products and services, enhance our current services with integrated bundled offers and invest in customer-focused initiatives to bring greater transparency and simplicity to our customers, all in order to help differentiate our services from those of our competitors. With respect to sales practices at TELUS, the primary performance objective for TELUS call centre team members in sales functions is customer satisfaction levels. TELUS has a policy in place requiring that each customer enjoy any new TELUS service for a minimum of 60 days before the customer service representative involved is rewarded in any fashion. (See Strategic imperatives in Section 2.2 and Corporate priorities in Section 3.)

Intense wireless competition is expected to continue

At the end of 2017, there were eight facilities-based wireless competitors operating in Canada, three national carriers, including TELUS, Rogers and Bell, along with five other regional carriers. (See Competition overview in Section 4.1.) Shaw Communications’ Freedom Mobile will lead to increased competitive intensity in wireless services across major urban markets in B.C., Alberta and Ontario. In addition, the national carriers each operate three distinct brands to better compete across various customer segments. In late 2017, BCE launched its third brand, Lucky Mobile, a new service targeting the prepaid segment. Lucky Mobile will initially be available to customers in B.C., Alberta and Ontario and is expected to increase the competitive intensity for prepaid services.

Also in 2017, BCE completed its acquisition of Manitoba Telecom Services (MTS). The acquisition also included a sale of certain MTS wireless customers and retail locations to both TELUS and Xplornet Communications. As part of regulatory approval, BCE also divested certain wireless spectrum licences previously held by MTS to Xplornet.

All wireless competitors use various promotional offers to attract customers, including price discounting on both handsets and rate plans, large allotments of data, flat-rate pricing for voice and data, and bundling with other wireline services. Such promotional activity, as well as the sustained consumer appetite for higher-value smartphones, combined with the effect of the ongoing weakness in the Canadian dollar to U.S. dollar exchange rate, may continue to lead to higher costs of acquisition and retention. Meanwhile, more inclusive rate plans, including larger allotments of data for data sharing and international roaming, and substitution to increasingly available Wi-Fi networks could lead to pressure on data usage, resulting in pressure on average revenue per subscriber unit per month (ARPU) and customer churn. (See Wireless trends and seasonality in Section 5.4.) In addition, changes to the Wireless Code (see Regulatory and federal government reviews in Section 9.4), including the removal of unlocking fees and the requirement to sell all devices unlocked as of December 1, 2017, may increase the risk of customer churn.

We also expect increased competition based on the use of unlicensed spectrum to deliver higher-speed data services, such as the use of Wi-Fi networks to deliver entertainment to customers beyond the home. In addition, satellite operators such as Xplornet are augmenting their existing high-speed Internet access (HSIA) services by launching high-throughput satellites. See also Section 9.4 Telecommunications industry regulatory developments and proceedings.

Risk mitigation: Our 4G wireless networks cover approximately 99% of Canada’s population, facilitated by network access agreements with Bell Canada and SaskTel. Wireless 4G technologies have enabled us to establish and maintain a strong position in smartphone and data device selection and expand roaming capability to more than 225 countries. Faster data download speeds provided by these technologies enable delivery of our Optik on the go service to mobile devices when customers are beyond the reach of Wi-Fi.

To compete more effectively in a variety of customer segments, we also offer two flanker brands, Koodo Mobile and Public Mobile. These two brands are in addition to our full-service TELUS brand. We believe that by leveraging our three brands through uniquely targeted value propositions and distinct distribution channels, including web-based channels, we are well positioned to compete with other wireless providers.

We continue our disciplined long-term strategy of investing in the growth areas of our Company and executing upon our customers first priority. We intend to continue to market and distribute innovative and differentiated wireless services; offer bundled wireless services (e.g. voice, text and data), including data sharing plans; invest in our extensive network and systems to support customer service; evolve technologies; invest in our distribution channels; and acquire the use of spectrum to facilitate service development and the expansion of our subscriber base, as well as to address the accelerating growth in demand for data usage. Our investments in our fibre-optic network are supporting our small-cell technology strategy to improve coverage, capacity and back-haul while preparing for a more efficient and timely evolution to a converged 5G network. In addition, we continue to implement operational effectiveness

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initiatives to drive improvements in EBITDA. (See Reorganizations and integration of acquisitions in Section 10.6.)

Wireline voice and data competition

We expect competition to remain intense from traditional telephony, data, IP and information technology (IT) service providers, as well as from VoIP-focused competitors in both consumer and business markets. This competitive intensity, including the use of various promotional offers, also places pressures on ARPU, churn and costs of acquisition and retention.

The industry continues to transition from legacy voice infrastructure to IP telephony and Unified Communications, and from legacy data platforms to mature data platforms such as Ethernet, IP virtual private networks, multi-protocol label switching IP platforms and emerging software-defined networking solutions. These transitions continue to create both uncertainties and opportunities. Legacy data revenues and margins continue to decline, and this has been only partially offset by growth in demand and/or migration of customers to IP-based platforms. IP-based solutions are also subject to downward pricing pressure, lower margins and technological evolution.

Business

In the business wireline market, traditional facilities-based competitors continue to compete on the basis of network footprint and reliability, while over-the-top (OTT) providers emphasize price, flexibility and ease of use. Having made significant investments in voice over IP (VoIP), security and IT services for business, cable-based competitors are using price discounting to drive new customer acquisition and retention. In addition, larger cloud service providers, such as Amazon and Microsoft, leverage global scale to deliver low-cost data storage and cloud computing services, but lack the depth and breadth of capabilities to deliver integrated solutions, as well as the local implementation and adoption support required for customers to realize the full value of their investments in managed IT and security services. Rapidly advancing technologies, such as software-defined networks and virtualized network functions, enable the layering of new services in cloud-centric solutions. Evolving customer needs represent both a growth opportunity and a risk to TELUS’ legacy voice and data revenue, as businesses seek to migrate fixed local line, long distance and/or voicemail services to the new cloud-centric market paradigm.

Consumer

In the consumer wireline market, cable-TV companies and other competitors continue to combine a mix of residential local VoIP, long distance, HSIA and, in some cases, wireless services under one bundled and/or discounted monthly rate, along with their existing broadcast or satellite-based TV services. In 2017, Shaw Communications, our primary cable competitor in Alberta and B.C., continued to offer deeply discounted promotional offers, including bundled Internet and BlueSky TV offers. BlueSky TV is Shaw’s next-generation TV service, licensing the platform developed by Comcast, a U.S.-based cable company. In 2017, other Canadian cable companies, including Rogers Communications and Quebecor, have announced plans to license the Comcast TV platform. Rogers plans to begin rolling out its next-generation TV service in 2018, while Quebecor has not announced its roll-out schedule. In addition, Canadian cable competitors continue to increase the speed of their HSIA offerings and their roll-out of Wi-Fi services in metropolitan areas. To a lesser extent, other non-facilities-based competitors offer local and long distance VoIP services over the Internet and resell HSIA solutions. Technological innovation has resulted in a dramatic improvement in the performance and speed of satellite-based Internet access services and significantly enhanced their competiveness. Xplornet recently launched a high-throughput low orbit 4G broadband satellite, allowing it to provide high-speed Internet access services with speeds and performance comparable to or better than available wireline Internet access service. Erosion of our residential network access lines (NALs) is expected to continue due to this competition and ongoing technological substitution to wireless and VoIP. Legacy voice revenues are also expected to continue to decline. It is expected that competition in the consumer space will remain intense.

Risk mitigation: To improve our competitive position, we are making significant investments in our wireline broadband infrastructure, including connecting more homes and businesses directly to our gigabit-capable fibre-optic network. These investments meet customer demand for faster Internet service, including symmetrical download and upload speeds, expand the coverage of our high-speed Internet service and extend the coverage, capability and content lineup of our IP-based TV services, including Optik TV in B.C., Alberta and Eastern Quebec and Pik TV in Western Canada (see Broadcasting below). Additionally, we offer customers in underserved communities a fixed wireless Internet service over our LTE network, further expanding our broadband reach. Our broadband investments extend the reach and functionality of our business and healthcare solutions and will support a more efficient and timely evolution to a converged 5G network.

The provision of our IP TV services and service bundles helps us attract and pull through Internet subscriptions and mitigate residential NAL losses. TELUS Satellite TV service in B.C. and Alberta, made possible through an agreement with Bell Canada, complements our expanding IP TV service footprint and enables us to serve households where our IP TV service is not currently available. We also continue to invest in other product development initiatives, including connected home capabilities, such as home security and monitoring, and consumer health solutions. In 2017, we launched Pik TV, a new self-install TV service created to embrace the changing environment where content is increasingly available from OTT services. The new TV service provides a streamlined offer for customers who have ceased and/or never subscribed for TV services. Pik TV customers can access live TV and On Demand channels, as well as popular OTT services and certain other apps, and the Pik TV app lets customers watch certain channels on the go on their tablet or smartphone. Pik TV complements our full-service Optik TV service offering. We also continue to enhance our TV content capabilities through greater choice and flexibility by offering specific channel theme packs and channels on an individual basis, and increased multi-cultural content, as well as by embracing OTT solutions and facilitating those services directly through the set-top box, and enabling ultra-high definition 4K content.

We continue to add to our capabilities in the business market through prudent product development initiatives, including new advanced cloud-based solutions, a combination of acquisitions and partnerships, a focus on key vertical markets (public sector, healthcare, financial services, energy and telecommunications wholesale) and expansion of solution sets in the enterprise market, as well as our modular approach in the small and medium-sized business (SMB) market (including services such as TELUS Business Connect) and Internet of Things (IoT) solutions. In addition, we also have retention plans in place to mitigate the loss of business customers as their needs evolve. Through TELUS Health, we have leveraged our systems, proprietary solutions and third-party solutions to extend our footprint in healthcare and benefit from the investments in eHealth being made by governments. Additionally, through our business

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process outsourcing services and our multi-site customer service centres, we enable experiences that realize efficiencies, cost savings and business growth for our customers.

Technological substitution may adversely affect market share, volume and pricing

We face technological substitution across all key business lines and market segments, including the consumer, SMB and large enterprise markets.

Technological advances have blurred the boundaries between broadcasting, Internet and telecommunications. (See Section 10.3 Technology.) Wireless carriers and cable-TV companies continue to expand their offerings and launch next-generation TV platforms, resulting in intensified competition for high-speed Internet services in residential and certain SMB markets, as well as for TV services and local access and long distance. OTT services such as Netflix, Amazon Prime Video and YouTube compete for share of viewership, which may accelerate the disconnection of TV services or affect subscriber and revenue growth in our TV and entertainment services. Wireless voice ARPU continues to decline as a result of, among other factors, substitution to messaging and OTT applications. We expect industry pressure from customer acquisition efforts and content distribution, costs and pricing to continue across most product and service categories and market segments.

Risk mitigation: Our IP TV and OTT multimedia initiatives provide the next generation of IP TV and, importantly, tie our OTT environment to one platform, enabling TELUS to be agile in the delivery of OTT services, such as Netflix and YouTube. They also facilitate cloud-based media delivery and ultimately everything on demand, on any device, on any network. Active monitoring of competitive developments and internal prototyping in product and geographic markets enable us to respond rapidly to competitor offers and leverage our full suite of integrated wireless and wireline solutions and national reach, and we also monitor global telecom carriers for their next-generation OTT offers. To mitigate losses in legacy services in our incumbent areas of B.C., Alberta and Eastern Quebec, investments are being made in our broadband networks, including our fibre-optic network, in order to increase speeds, improve network reliability, expand our reach and provide an industry-leading customer experience. We also continue to enhance and introduce innovative products and services, such as Pik TV, enable ultra-high definition 4K content, provide integrated bundled offers across our services, and invest in customer-focused initiatives to improve our customers’ experience. The adoption of new technologies and products is pursued to improve the efficiency of our service offerings.

Broadcasting

We offer IP TV services to more than three million households and businesses in B.C., Alberta and Eastern Quebec, and we continue targeted roll-outs in new areas. Our TV services provide numerous interactivity and customization advantages over cable-TV and we have achieved significant market share with more than 1.0 million TV subscribers at December 31, 2017. However, there can be no assurance that subscriber growth rates will be maintained, or that we will achieve planned revenue growth and greater operating efficiency, in the context of a high level of industry market penetration, a declining overall market for paid-TV services and actions by our competitors and content suppliers. In addition, competition from OTT services, content piracy and signal theft could also affect subscriber and revenue growth by accelerating the disconnection of TV services or reducing spending on those services.

Risk mitigation: We have broadened the addressable market for our IP TV services through the deployment of advanced broadband technologies, including the continued expansion of our fibre-optic network to homes and businesses in communities across B.C., Alberta and Eastern Quebec. We continue to introduce new features and capabilities to our TV services, including OTT offerings such as Netflix and YouTube, and strengthen our leadership position in Western Canada in the number of high-definition linear channels, video-on-demand services and ultra-high definition 4K content.

Vertical integration into broadcast content ownership by competitors

We are not currently seeking to be a broadcast content owner, but some of our competitors own and continue to acquire broadcast content assets. Greater vertical integration could result in content being withheld from us or being made available to us at inflated prices or on unattractive terms.

Risk mitigation: Our strategy is to aggregate, integrate and make accessible content and applications for our customers’ enjoyment, on a timely basis across multiple devices. We do not believe it is necessary to own content in order to make it accessible to customers on an economically attractive basis, provided there is timely and strict enforcement of the CRTC’s regulatory vertical integration safeguards to prevent abusive practices by vertically integrated competitors.

We support a regime under the Broadcasting Act that ensures all Canadian consumers continue to have equitable access to broadcast content irrespective of the distributor or platform they choose. We continue to advocate for the timely and strict enforcement of the CRTC vertical integration safeguards and for further meaningful safeguards, as required. We also actively intervene in broadcast licence renewals of vertically integrated competitors. (See Enforcement of vertical integration framework in Section 9.4 Telecommunications industry regulatory developments and proceedings.)

10.3  Technology

Technology is a key enabler of our business; however, its evolution brings risks and uncertainties, as well as opportunities. We maintain short-term and long-term strategies to optimize our selection and timely use of technology while minimizing the associated costs, risks and uncertainties. Following are the main technology risks and uncertainties for TELUS and a description of how we proactively address them.

High demand for data challenges wireless networks and may be accompanied by increases in delivery cost

The demand for wireless data services continues to grow rapidly, driven by greater broadband penetration, growing personal connectivity and networking, increasing affordability and selection of smartphones and high-usage data devices, richer multimedia services and applications, IoT services (including machine-to-machine (M2M) data applications and other wearable technology), growth in cloud-based services and wireless price competition. Given the highly competitive wireless market in Canada, we expect that wireless data revenues will grow more slowly than demand for bandwidth. For example, according to the CRTC Communications Monitoring Report 2017, the average data usage per subscriber over mobile wireless networks increased by 25% in 2016, while the CRTC’s measure of retail wireless data revenue increased by 9.4% over the same period. Rising data traffic levels and the fast pace of data device innovation present challenges to providing adequate capacity and maintaining high service levels.

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Risk mitigation: Our ongoing investments in our 4G LTE network, including LTE advanced technology, as well as foundational investments in early 5G capabilities, allow us to manage data capacity demands by more effectively utilizing the spectrum we hold. We intend to implement further standards-based technologies that are ready for commercial deployment to these networks in order to provide higher-performance connectivity solutions. In addition, the evolution to LTE advanced technologies is supported by our investments in IP networks, IP/fibre back-haul to cell sites, including our small cells, and a software-upgradeable radio infrastructure. The LTE advanced expansion is expected to further increase network capacity and speed, reduce delivery costs per megabyte, enable richer multimedia applications and services, and deliver a superior subscriber experience. Our 4G LTE network covers 99% of Canada’s population, up from 97% at the end of 2016. Meanwhile, our LTE advanced network covers 88% of the Canadian population, up from 74% at the end of 2016.

Mobile network infrastructure investment will increasingly be directed to systems based on network function virtualization (NFV) that offer greater capacity for computing and storage, higher resiliency, and more flexible software design. Our large-scale move to national, geographically distributed data centres that use generalized commercial off-the-shelf computing and storage solutions enables the utilization of broad-scale NFV and software-defined network technologies, which will allow us to virtualize much of our infrastructure and will also facilitate a common control plane for coordination of our virtualized and non-virtualized network assets. We architect the intelligence and content capabilities to reside at the edge of our mobility network close to our customers. The distributed smaller-scale computing power and storage deliver faster services better, while managing the traditional need to continually scale the IP/fibre core network infrastructure.

Rapid growth of wireless data volumes requires optimal and efficient utilization of our spectrum holdings, which have more than doubled through our 2014 and 2015 purchases of 700 MHz, AWS-3 and 2500 MHz spectrum licences and provide added capacity to mitigate risks from growing data traffic. We began deploying 700 MHz and 2500 MHz spectrum holdings and we plan to utilize other spectrum licences purchased in recent years in combination with unlicensed supplementary spectrum, as network and device ecosystems evolve. The spectrum licences previously used for our CDMA network are being repurposed for use with LTE technology. Our public Wi-Fi service increasingly integrates seamlessly with our 4G network and offloads data traffic from our wireless spectrum to a continually growing number of available Wi-Fi hotspots. Our deployment of small-cell technology, coupled with both licensed and licence-exempt spectrum technologies, further increases the efficient utilization of our spectrum holdings.

Roll-out and evolution of wireless broadband technologies and systems

As part of a natural 4G network progression, we are committed to LTE advanced, LTE and HSPA+ technology to support medium-term and long-term growth of mobile broadband services. Our business depends on the deployment of wireless technology. We began a staged decommissioning of our iDEN network in 2016, while continuing to support our Mike® private network customers. The repurposing of spectrum holdings must be managed appropriately to ensure optimal use of capital and resources. Overall, as wireless broadband technologies and systems evolve, there is the risk that our future capital expenditures may be higher as our ongoing technology investments could involve costs higher than those historically recorded.

Meanwhile, 5G technology is evolving rapidly and the world’s first standards-based commercial launches are expected in 2019, while smartphones are generally expected to support 5G technology in late 2019 or 2020. It is expected that early 5G ecosystems will operate on three distinct spectrum bands: 3.5 GHz, millimetre wave (mmWave) spectrum (28 GHz and 37–40 GHz) and 600 MHz. Globally, 3.5 GHz spectrum is becoming the primary band for 5G mobile coverage. In Canada, 3.5 GHz was auctioned for fixed wireless access (FWA) between 2004 and 2009; it is currently not licensed for mobile applications and is largely held by Inukshuk (a joint venture owned by Bell and Rogers) in most urban markets. Innovation, Science and Economic Development Canada (ISED) is expected to claw back a portion of Inukshuk’s 3.5 GHz spectrum holdings and re-auction it for flexible use (permitting the deployment for mobile applications, such as 5G). Depending on the amount of 3.5 GHz spectrum clawed back and re-auctioned, there is a risk that TELUS and the other regional operators could end up with less 3.5 GHz spectrum and would not be able to compete equally on network speeds and 5G capacity. Meanwhile, if ISED converts 3.5 GHz spectrum to mobile use before the 3.5 GHz auction concludes, current holders would have access to 5G spectrum before TELUS and could gain a time to market advantage.

With regard to the other spectrum bands, mmWave is expected to be used for very high data demand locations where customers are not only very close to the antenna but also have an unobstructed view of the transmitting site, as this spectrum is limited in propagation to hundreds of metres and can’t cover large areas or penetrate obstacles or buildings. Services using this particular spectrum are expected to be an alternative to fibre to the home (FTTH) deployments. The 600 MHz spectrum band is being targeted for 5G in the United States, particularly by T-Mobile USA. The 600 MHz auction is expected to proceed in Canada in 2019; ISED’s initial proposals for the 600 MHz auction rules included a set-aside of 30 MHz out of 70 MHz of 600 MHz spectrum for regional service providers. Depending on the final rules set by ISED, there is a risk that TELUS may not be able to provide 5G services on 600 MHz at the same level of capability as regional wireless carriers. Furthermore, there is no guarantee that rural Canada, which 600MHz propagation is best suited for, will realize the full potential of 5G networks.

Risk mitigation: Our practice is to continually optimize capital investments in order to ensure reasonable payback periods for generating positive cash flows from investments and flexibility in considering future technology evolutions. Some capital investments, such as wireless towers, leasehold improvements and power systems, are technology-neutral.

Our wireless networks evolve through software upgrades to support enhancements in systems based on the third generation partnership project (a project that unites seven telecommunications standard development organizations and provides their members with a stable environment to produce the reports and specifications that define third generation partnership technologies) and the Institute of Electrical and Electronics Engineers that improve performance, capacity and speed. We expect to be able to leverage the economies of scale and handset variety of the North American and global ecosystems.

Reciprocal network access agreements, principally with Bell Canada, have facilitated our deployment of wireless technologies for the benefit of our customers and provided the means for us to better manage our capital expenditures. These agreements are expected to provide ongoing cost savings, as well as the flexibility to invest in service differentiation and support systems.

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We maintain close co-operation with our network technology suppliers and operator partners in order to influence and benefit from developments in LTE advanced, LTE, HSPA+ and Wi-Fi technologies.

In order to influence the timing, rules and policy regarding the 3.5 GHz spectrum, TELUS has highlighted to ISED the need for early, fair and timely access to 3.5 GHz for all operators in order to ensure that Canada stays at the top of the G8 countries in terms of wireless speeds and capabilities. TELUS is arguing for a fair treatment of this band and for ISED to accelerate its release for mobile use to all industry players while avoiding a head start for specific operators.

In its responses to the 600 MHz consultation, TELUS suggested alternate proposals, including a reduction of the set-aside from 30 MHz to 20 MHz (to create a fair opportunity for all operators to compete for 600 MHz spectrum for 5G), and the elimination of a spectrum set-aside in rural markets where TELUS has demonstrated a strong track record of deployment in contrast to regional players and their historical focus on only the largest urban markets.

In order to prepare for the future deployment of mmWave spectrum, TELUS has continued to conduct 5G trials in the mmWave spectrum bands. TELUS’ trials have established a platform which will form the basis for evaluating TELUS’ future 5G use cases and will help TELUS prepare for network planning in the mmWave bands. Additionally, TELUS will continue to collaborate with ISED, sharing trial results in discussions to help guide the regulator as it finalizes its decisions on establishing the policy and timing for the release of mmWave spectrum for 5G. The auction for mmWave spectrum is expected to occur in the 2020–2021 timeframe. Furthermore, TELUS investment in small cells will help TELUS densify its network and mitigate potential speed and capacity disadvantages created by 3.5 GHz availability, as well as improve future mmWave deployment feasibility, cost and time to market.

Disruptive technology

A paradigm shift with the consumer adoption of alternative technologies, such as video and voice OTT offerings (e.g. Netflix, FaceTime) and increasingly available Wi-Fi networks, has the potential to negatively affect TELUS revenue streams. For example, Wi-Fi networks are being used to deliver various entertainment services to customers beyond the home. OTT content providers are competing for a share of entertainment viewer-ship. These factors, including increasing consumer demand for access to Wi-Fi outside of their home, and OTT services on demand, on any device, may drive increased churn rates for our wireless, TELUS TV and high-speed Internet services. (See Intense wireless competition is expected to continue in Section 10.2 Competition and OTT services present challenges to network capacity and conventional business models below.) Advanced self-learning technologies and automation will change the way we manage our operations and support customer experience innovation.

Risk mitigation: Since early 2014, we have worked with thousands of businesses and many major sports and entertainment venues to continue to expand our public Wi-Fi network. This public Wi-Fi service is part of our network strategy of deploying small cells that increasingly integrates seamlessly with our 4G wireless network, automatically shifting our smart-phone customers to Wi-Fi and offloading data traffic from our wireless spectrum. Integrated public Wi-Fi infrastructure build activity naturally extends service and channel opportunities with small-medium enterprises and improves customers’ likelihood-to-recommend. Integration of home Wi-Fi increases propensity for higher data usage on smartphones within and outside the home, while benefiting, in part, uptake of TELUS Internet service. Our customer service delivery sites experiment with different automation and self-learning tools to assess the impact such technology may have on customer experiences and operating efficiencies.

Supplier risks

Restructuring of vendors or discontinuance of products may affect our networks and services

We have relationships with a number of vendors, including large cloud service providers such as Amazon and Microsoft, which are important in supporting network and service evolution plans and delivery of services to our customers. Vendors may experience business difficulties, privacy and/or security incidents, restructure their operations, be consolidated with other suppliers, discontinue products or sell their operations or products to other vendors, which could affect the future development and support of products or services we use, and ultimately, the success of upgrades and evolution of technology that we offer our customers, such as TELUS TV. There can be no guarantee that the outcome of any particular vendor strategy will not affect the services that we provide to our customers, or that we will not incur additional costs to continue providing services. Certain customer needs and preferences may not be aligned with our vendor selection or product and service offering, which may result in limitations on growth or loss of existing business.

Supplier concentration and market power

The popularity of certain models of smartphones and tablets has resulted in a growing reliance on certain manufacturers, which may increase their market power and adversely affect our ability to purchase certain products at an affordable cost. In addition, owners of popular broadcasting content may raise their distribution charges and attempt to renegotiate broadcasting distribution agreements we have with them, which could adversely affect our entertainment service offerings and/or profitability. See also Wireline in Section 9.2, Broadcasting-related issues in Section 9.4 and Vertical integration into broadcast content ownership by competitors in Section 10.2.

Risk mitigation: We consider possible vendor strategies and/or restructuring outcomes when planning for our future growth, as well as the maintenance and support of existing equipment and services. We have reasonable contingency plans for different scenarios, including working with multiple vendors, maintaining ongoing strong vendor relations with periodic reviews of vendor performance and working closely with other product and service users to influence vendors’ product or service development plans. In addition, we regularly monitor the risk profile of our key vendors and review the applicable terms and conditions of our agreements to determine whether additional contractual safeguards are required, and promote our Supplier Code of Conduct based upon generally accepted standards of ethical business conduct.

In respect of supplier market power, we offer and promote alternative devices or programming content to provide greater choice for consumers and to help lessen our dependence on a few key suppliers.

Support systems will be increasingly critical to operational efficiency

We have a large number of interconnected operational and business support systems, and their complexity has been continually increasing, which can affect system stability and availability. The development and launch of a new service typically requires significant systems development and integration efforts. Effective management of all associated

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development and ongoing operational costs is a significant factor in maintaining a competitive position and profit margins. As next-generation services are introduced, they must work with next-generation systems, frameworks and IT infrastructures, while being compatible with legacy services and support systems. There can be no assurance that any of our proposed IT systems or process change initiatives will be implemented successfully, that they will be implemented in accordance with anticipated timelines, or that sufficiently skilled personnel will be available to complete such initiatives. If we fail to implement and maintain appropriate IT systems on a timely basis, fail to create and maintain an effective governance and operating framework to support the management of staff, or fail to understand and streamline our significant number of legacy systems and proactively meet constantly evolving business requirements, any such failure could have an adverse effect on our business and financial performance.

Risk mitigation: In line with industry best practice, our approach is to separate business support systems (BSS) from operational support systems (OSS) and underlying network technology. Our aim is to decouple the introduction of new network technologies from the services we sell to customers so that both can evolve independently. This allows us to optimize network investments while limiting the impact on customer services, and also facilitates the introduction of new services. In addition, due to the maturing nature of telecommunications vendor software, we adopt industry standard software for BSS/OSS functions and avoid custom development where possible. This enables us to leverage vendor knowledge and industry practices acquired through the implementation of those platforms at numerous global telecommunications companies. We have established a next-generation BSS/OSS framework to ensure that, as new services and technologies are developed, they are part of the next-generation framework that will ease the retirement of legacy systems in accordance with TeleManagement Forum’s next-generation operations systems and software program. We also continue to make significant investments in system resiliency and reliability in support of our ongoing customers first initiatives.

Evolving wired broadband access technology standards may outpace projected access infrastructure investment lifetimes

The technology standards for broadband access over copper loops to customer premises are evolving rapidly, enabling higher broadband access speeds. The evolution is fuelled by consumer demand for faster connectivity, the need to address growing competitor capabilities and offerings, the increasing use of OTT applications and the delivery of IP TV, all of which require greater bandwidth. In general, the evolution to higher broadband access speeds is achieved by deploying fibre-optic cable further out from the central office, thus shortening the copper loop portion of the access network, and by using faster modem technologies on the shortened copper loop. However, new access technologies are evolving faster than the historical investment cycle for access infrastructure. The introduction of these new technologies and the pace of adoption could result in requirements for additional capital funding not currently planned, as well as shorter estimated useful lives for certain existing infrastructure, which would increase depreciation and amortization expenses.

Risk mitigation: To advance our broadband network, we are actively deploying fibre-to-the-premises (FTTP) technologies across our incumbent footprint in B.C., Alberta and Eastern Quebec. FTTP technology supports significantly greater bandwidth, including symmetrical download and upload speeds. We also continue to invest in our fibre-to-the-neighbourhood (FTTN) technology to maintain our ability to support competitive services – most recently, the upgrade to VDSL2 and bonding technologies.

In addition, we actively monitor the development and carrier acceptance of competing proposed FTTx standards (such as FTTP and fibre-to-the-distribution point or FTTDp). One or more of these fibre-based solutions may be a more practical technology to deploy in brownfield neighbourhoods or multiple dwelling units than the current xDSL deployments on copper loops. We are exploring business models for financially viable deployment of fibre-based technologies in areas currently connected by copper.

The evolution of these access architectures and corresponding standards, enabled with quality of service standards and network traffic engineering, all support our strategy to deliver IP-based Internet, voice and video services over a common broadband access infrastructure.

IP-based telephony as a replacement for legacy analogue telephony is evolving and cost savings are uncertain

We continue to monitor the evolution of IP-based telephony technologies and service offerings, and we have developed a consumer solution for IP-based telephony through access to our broadband infrastructure. This solution is being deployed and is replacing legacy analogue telephone service in areas that are served by fibre-based facilities. The solution can be expanded to provide additional telephone services over the existing analogue service infrastructure and is designed to replace the current platform in use today. We are also in the process of deploying our next-generation IP telephony solution for business users, which is intended to replace existing business VoIP platforms, as well as addressing areas that are served through fibre access. We are deploying converged IP solutions in the consumer segment that deliver telephony, video and Internet access on the same broadband infrastructure. However, the exchange of information between service providers with different broadband infrastructures is still at an early stage.

Our long-term technology strategy is to move all services to IP to simplify our network, reduce costs, enable advanced solutions and converge wireless and wireline services. Pursuing this strategy fully would involve transitioning our standard telephone service offering to IP-based telephony and phasing out legacy analogue-based telephone service. We could support this strategy by discontinuing regular analogue telephone lines and using digital-only broadband access lines. However, digital-only broadband access may not be feasible or financially viable in many areas for some time, particularly in rural and remote areas. Accordingly, we expect to support both legacy and IP-based voice systems for some time and incur costs to maintain both systems. There is a risk that investments in IP-based voice systems may not be accompanied by a reduction in the costs of maintaining legacy voice systems. There is also the risk that IP-based access infrastructure and corresponding IP-based telephony platforms may not be in place in time to avoid the need for some reinvestment in traditional switching platforms to support the legacy public switched telephone network access base in certain areas, which could result in some investment in line adaptation in non-broadband central offices.

Risk mitigation: We continue to deploy residential IP-based voice technologies into fibre-based communities, and we work with vendors and the industry to assess the technical applicability and evolving cost profiles of proactively migrating legacy customers onto IP-based

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platforms while striving to meet CRTC commitments and customer expectations. Our ongoing investments in advanced broadband network technologies, including FTTP, should enable a smoother future evolution of IP-based telephony. We are also working with manufacturers to optimize the operations, cost structure and life expectancy of analogue systems and solutions so that some of this infrastructure can be adapted to a point where it will form part of the overall evolution towards IP. Additionally, IP-based solutions that we are currently deploying are capable of supporting a wide range of customers and services, which helps limit our exposure to any one market segment. Going forward, as our wireless services evolve, we will continue to assess the opportunity to further consolidate separate technologies into a single voice service environment. One example is the consolidation of our new IP-based consumer VoIP solution into the same platform that supports wireless telephony. We are looking at opportunities to rationalize our existing legacy voice infrastructure in order to manage costs. We are also working with our vendors and partners to reduce the cost structure of VoIP deployments.

Convergence in a common IP-based application environment for telephony, Internet and video is complex

The convergence of wireless and wireline services in a common IP-based application environment, delivered over a common IP-based network, provides opportunities for cost savings and for the rapid development of more advanced services that are also more flexible and easier to use. However, the transformation from separate systems to a common environment is very complex and could be accompanied by implementation errors, design issues and system instability.

Risk mitigation: We mitigate implementation risk through modular architectures, lab investments, employee trials, partnering with system integrators where appropriate, using hardware that is common to most other North American IP-based technology deployments and introducing virtualization technologies, where feasible. We are also active in a number of standards bodies, such as the Metro Ethernet Forum and IP Sphere, in order to help influence a new IP infrastructure strategy that leverages standards-based functionality, which could further simplify our networks.

Delivery of fibre-based facilities leveraged by IP telephony solutions is expensive and complex, with long implementation schedules

The delivery of fibre-based facilities to new communities and regions requires significant investment and planning, as well as long implementation schedules. This may rule it out as a viable alternative in communities where the legacy voice equipment requires immediate replacement. It may not be cost-effective to deliver fibre-optic network access to customers who subscribe only to home phone services, which would prevent full migration away from legacy technologies.

Risk mitigation: We mitigate schedule risk by continuing to maintain our legacy switching environments and striving to maintain the necessary technological expertise, access to replacement hardware and regular maintenance programs. We support delivery of IP telephony through a copper-based access facility by deploying line access gateway technology that connects our customers’ generic equipment with the IP telephony platforms, which gives us a more cost-effective way to provide those customers with the reliability and enhanced capabilities of these solutions.

OTT services present challenges to network capacity and conventional business models

OTT services compete directly with traditional pay-TV, video and wireless and wireline voice and messaging services. OTT video services, in particular, have rapidly become the largest source of traffic on the North American Internet backbone. OTT service providers do not invest in, or own, networks and growth in their services presents Internet service providers (ISPs) and network owners with the challenge of preventing network congestion. While we have designed an IP-based network that has not experienced significant congestion problems through 2017, there can be no assurance that we will not experience such congestion in the future.

Risk mitigation: As additional OTT providers launch services and offer higher-resolution video over the Internet, we continue to make investments in our network to support greater capacity. We are also developing new responses and service offerings, such as more flexible data plans, to the challenges posed by the OTT providers. These investments include the ongoing build-out of our fibre-optic network, including multi-year investments to connect homes and businesses in B.C., Alberta and Eastern Quebec to our gigabit-capable network.

In addition, our IP TV offerings, including Optik TV and Pik TV, easily make popular OTT services accessible, by making them directly available through our TV offerings. For further discussion of our IP TV offerings, see Wireline voice and data competition, Technological substitution may adversely affect market share, volume and pricing and Broadcasting in Section 10.2 Competition.

Capital expenditure levels and potential future outlays for spectrum licences may be impacted by our operating and financial results, as well as our ability to carry out financing activities

Our capital expenditure levels are affected by our broadband initiatives, including connecting more homes and businesses directly to fibre; our ongoing deployment of newer wireless technologies such as 5G; utilizing newly acquired spectrum; investments in network resiliency and reliability; increasing subscriber demand for data; evolving systems and business processes; implementing efficiency initiatives; supporting large complex deals; and participation in future wireless spectrum auctions held by ISED. There can be no assurance that investments in capital assets and wireless spectrum licences will not be affected by future operating and financial results.

Risk mitigation: We carry out a number of unique initiatives each year that are aimed at improving our productivity and competitiveness. See Reorganizations and integration of acquisitions and Implementation of large enterprise deals in Section 10.6. For a discussion of financing risks and risk mitigation activities, see Section 10.7 Financing, debt requirements and returning cash to shareholders.

10.4 Regulatory matters

The regulatory regime under which we operate, including the laws, regulations, and decisions in regulatory proceedings and court cases, reviews, appeals, policy announcements, and other developments such as those described in Section 9.4 Telecommunications industry regulatory developments and proceedings, imposes conditions on the products and services that we provide and how we provide them.

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The regulatory regime sets forth, among other matters, rates, terms and conditions for the provision of telecommunications services, licensing of broadcast services, licensing of spectrum and radio apparatus, and restrictions on ownership and control by non-Canadians.

Changes to our regulatory regime

Changes to the regulatory regime under which we operate, including changes to laws and regulations, could materially and adversely affect our business, results of operations, operating procedures and profitability. Such changes may not be anticipated or, where they are anticipated, our assessment of their impact on us and our business may not be accurate. While we are involved or intervene in proceedings, court cases or inquiries related to the application of the regulatory regime, such as those described in Section 9.4 Telecommunications industry regulatory developments and proceedings, there is no certainty that the positions that we advocate in such proceedings will be adopted or that our prediction of the likely outcomes of such proceedings will be accurate. Changes to our regulatory regime could increase our costs, restrict or impede the way we provide our services or manage our networks, or alter customer perceptions of our operations. The further regulation of our broadband, wireless and other activities and any related regulatory decisions could also restrict our ability to compete in the marketplace and limit the return we can expect to achieve on past and future investments in our networks. Additionally, through TELUS Health, we are entering into new areas such as virtual care and electronic prescriptions, which are less predictable from a regulatory regime perspective, can be regulated differently in certain provinces, and can be subject to political intervention.

Risk mitigation: TELUS attempts to mitigate regulatory risks through its participation in CRTC and federal government proceedings, legal proceedings impacting our operations and other relevant inquiries (such as those relating to the exclusive federal jurisdiction over telecommunications), as described in Section 9.4 Telecommunications industry regulatory developments and proceedings. See also Vertical integration into broadcast content ownership by competitors in Section 10.2 Competition.

Spectrum and compliance with licences

We require access to radio spectrum to operate our wireless business. The allocation and use of spectrum in Canada are governed by ISED, which establishes spectrum policies, determines spectrum auction frameworks, issues licences, and sets radio authorization conditions. While we believe that we are substantially in compliance with our radio authorization conditions, there can be no assurance that we will be found to comply with all radio authorization conditions, or if we are found not to be compliant, that a waiver will be granted or that the costs to be incurred to achieve compliance will not be significant. Any failure to comply with the radio authorization conditions could result in the revocation of our licences and/or the imposition of fines. Our ability to provide competitive services, including by improving our current services and offering new services on a timely basis, is also dependent on our ability to obtain access to new spectrum licences at a reasonable cost as they are made available. The revocation of, or a material limitation on, certain of our spectrum licences, or our failure to obtain access to new spectrum as it becomes available, could have a material adverse effect on our business, results of operations and financial condition by, among other things, negatively affecting both the quality and reliability of our network and service offering, and our brand, and thereby impeding our ability to attract or retain our customers.

Risk mitigation: We continue to strive to comply with all licence and renewal conditions and plan to participate in future wireless spectrum auctions. We continue to advocate to the federal government for fair spectrum auction rules so that mobile wireless companies like TELUS can bid on an equal footing with other competitors for spectrum blocks available at auction and can purchase spectrum licences available for sale from competitors. We continue to strongly advocate that preferential treatment is not required for advanced wireless services (AWS) entrants who are now part of established, sophisticated and well-financed cable companies.

Restrictions on non-Canadian ownership and control

We are subject to Canadian ownership and control restrictions, including restrictions on the ownership of our Common Shares by non-Canadians, imposed by the Canadian Telecommunications Common Carrier Ownership and Control Regulations under the Telecommunications Act (collectively, the Telecommunications Regulations) and the Direction to the CRTC (Ineligibility of Non-Canadians), as ordered by the Governor in Council pursuant to the Broadcasting Act (the Broadcasting Direction). Although we believe that we are in compliance with the relevant legislation, there can be no assurance that a future CRTC or Canadian Heritage determination, or events beyond our control, will not result in us ceasing to be in compliance with the relevant legislation. If such a development were to occur, the ability of our subsidiaries to operate as Canadian carriers under the Telecommunications Act or to maintain, renew or secure licences under the Radiocommunication Act and the Broadcasting Act could be jeopardized and our business could be materially adversely affected.

Under the Telecommunications Regulations, to maintain our eligibility to operate certain of our subsidiaries that are deemed to be Canadian carriers by law, among other requirements, the level of non-Canadian ownership of TELUS Common Shares cannot exceed 33 1/3% and we must not otherwise be controlled by non-Canadians. The Broadcasting Direction further provides for a qualified corporation, which can be a subsidiary corporation whose parent corporation or its directors do not exercise control or influence over any programming decisions of the subsidiary corporation where:

(a)     Canadians beneficially own and control less than 80% of the issued and outstanding voting shares of the parent corporation and less than 80% of the votes

(b)     the chief executive officer is a non-Canadian or

(c)     less than 80% of the directors of the parent corporation are Canadian.

Risk mitigation: The Telecommunications Regulations give TELUS, which is a holding corporation of Canadian carriers, certain powers to monitor and control the level of non-Canadian ownership of our Common Shares. These powers have been incorporated into TELUS’ Articles and were extended to ensure compliance under both the Broadcasting Act and the Radiocommunication Act (under which the requirements for Canadian ownership and control were subsequently cross-referenced to the Telecommunications Act). These powers include the right to: (i) refuse to register a transfer of Common Shares to a non-Canadian; (ii) require a non-Canadian to sell any Common Shares; and (iii) suspend the voting rights attached to the Common Shares held by non-Canadians in inverse order of registration. We have reasonable controls in place to monitor foreign ownership levels through a reservation and declaration system. On August 10, 2017, in response to levels of foreign ownership of shares exceeding 20% and in accordance with the Broadcasting Direction,

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the TELUS Board of Directors appointed an independent programming committee to make all programming decisions relating to its licensed broadcasting undertakings.

10.5 Human resources

Employee retention, recruitment and engagement

Our success depends on the abilities, experience and engagement of our team members. The loss of key employees through attrition and retirement – or any deterioration in overall employee morale and engagement resulting from organizational changes, unresolved collective agreements or ongoing cost reduction initiatives – could have an adverse impact on our growth, business and profitability and our efforts to enhance the customer experience.

The level of employee engagement at TELUS continues to place our organization within the top 10% of all employers surveyed.

Risk mitigation: We aim to attract and retain key employees through both monetary and non-monetary approaches. Our compensation and benefits program is designed to support our high-performance culture and is both market-driven and performance-based. Where required, we implement targeted retention solutions for employees with talents that are scarce in the marketplace.

We also have a succession planning process to identify and develop employees for key management positions.

Additionally, we strive to continuously improve our employee engagement. We believe that our relatively strong employee engagement score continues to be influenced by our focus on the customer experience, our success in the marketplace and our social purpose. We plan to continue our focus on other non-monetary factors that are clearly aligned with engagement, including performance management, career opportunities, training and development, recognition, our Work Styles® program (e.g. facilitating working remotely from home or other alternative work locations), and our community volunteerism. See also Section 10.10 Team member health, wellness and safety.

10.6 Operational performance

Systems and processes

We have numerous complex systems and process change initiatives underway. There can be no assurance that the full complement of our various systems and process change initiatives, including those required to improve delivery of customer services and support management decision-making, will be successfully implemented or that funding and sufficiently skilled resources will be available to complete all key initiatives planned. There is risk that certain projects may be deferred or cancelled and the expected benefits of such projects may be deferred or unrealized. Moreover, any ineffectiveness in the change management required to protect our complex systems and limit service disruptions could adversely impact our customer service, operating performance and financial results. Additionally, ongoing acquisition and post-merger integration of various TELUS Health Services operations may carry short-term risks from operational continuity, competition and process governance perspectives.

Risk mitigation: TELUS has change management policies, processes and controls in place, based upon industry best practices. In general, we strive to ensure that system development and process change are prioritized, and we apply a project management approach to such changes that includes reasonable risk identification and contingency planning, scope and change control, and resource and quality management. We also generally complete reasonable functional, performance and revenue assurance testing, as well as capturing and using any lessons learned. Where a change involves major system and process conversions, we often move our business continuity planning and emergency management operations centre to a heightened state of readiness in advance of the change.

Reorganizations and integration of acquisitions

We carry out a number of unique operational consolidation, cost reduction and rationalization initiatives each year that are aimed at improving our productivity and competitiveness. Examples of these initiatives include operational effectiveness programs to drive improvements in EBITDA, including business integrations; business process outsourcing; offshoring and reorganizations, including any full-time equivalent (FTE) employee reduction programs; procurement initiatives; and real estate rationalization. We may record significant cash and non-cash restructuring charges and other costs for such initiatives, which could adversely impact our operating results. There can be no assurance that all planned initiatives will be completed, or that such initiatives will provide the expected benefits or will not have a negative impact on our customer service, work processes, employee engagement, operating performance and financial results. Additional revenue and operational effectiveness initiatives will continue to be assessed and implemented, as required.

Post-acquisition activities include the review and alignment of accounting policies, corporate policies such as ethics and privacy policies, employee transfers and moves, information systems integration, optimization of service offerings and establishment of control over new operations. Such activities may not be conducted efficiently and effectively, which may negatively impact service levels, competitive position and financial results. There can be no assurance that we will be able to successfully and efficiently integrate acquisitions, complete divestitures or establish partnerships in a timely manner, and realize expected strategic benefits.

Risk mitigation: We focus on and manage organizational changes through a formalized business transformation function by leveraging the expertise, key learnings and effective practices developed in recent years during the implementation of mergers, business integrations and efficiency-related reorganizations. We also have formal senior executive level reviews of major competitive enhancement programs, with monthly updates from key business units and a comprehensive tracking program to ensure all initiatives are tracked and properly governed.

We have a post-merger integration (PMI) team that works in lockstep with acquiring business units and the acquired organizations, applying an integration model based on learnings from previous integrations, which enhances and accelerates the standardization of our business processes and is intended to preserve the unique qualities of each acquired operation.

During the year ended December 31, 2017, we completed a number of acquisitions. See Highlights of 2017 in Section 1.3 for further details.

Implementation of large enterprise deals

Large enterprise deals may be characterized by the need to anticipate, understand and respond to complex and multi-faceted customer-specific enterprise requirements, including customized systems and reporting requirements, service credits that lower revenues, and significant upfront expenses and capital expenditures required to implement the contracts.

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There can be no assurance that service implementation will proceed as planned and expected efficiencies will be achieved, which may impact return on investment or projected margins. We may also be constrained by limits on available staff and system resources, by the level of co-operation from other service providers, which may in turn limit the number of large contracts that can be implemented concurrently in a given period and/or increase our costs related to such implementations.

Risk mitigation: We expect to continue being selective as to which new large contracts we will bid on and we continue to focus our efforts on the SMB market and mid market. We have a sales and bid governance process in place, which involves preparation, review and signoff of bids, with all of the related due diligence and authorizations. For each new large enterprise deal, we look to leverage existing systems and processes from previous contract wins while adding additional systems using a controlled methodology to form a new custom solution.

We also follow standard industry practices for project management, including executive and senior level governance and project oversight, commitment of appropriate project resources, tools and supporting processes, and proactive project-specific risk assessments and risk mitigation planning. As well, we conduct independent project reviews and internal audits of previous work to identify areas that may require additional focus and to identify any systemic issues and learnings in project implementations that could be shared among other future large enterprise deals.

Foreign operations

Our international operations present certain risks, which include: competition in foreign markets and industries such as business process and IT outsourcing; customer rights to terminate contracts on notice; infrastructure and security challenges; employee recruitment and retention; customer concentration; country-specific risks (such as differences in and changes to political, economic and social systems, including changes to legal and regulatory regimes); different taxation regimes; differences in type, exposure to and frequency of natural disasters; and foreign currency exchange fluctuations. There can be no assurance that international initiatives and risk mitigation efforts will provide the benefits and efficiencies expected, or that there will not be significant difficulties in combining different management and cultures, which could have a negative impact on operating and financial results. See also Legal and ethical compliance in Section 10.9 Litigation and legal matters and Business continuity below, which may affect our international operations.

Risk mitigation: Our strategy is to differentiate ourselves by focusing on the continued development of our team, as well as our culture of giving where we live. In addition, we invest in service development and process improvements, and we regularly survey customers for feedback and monitor quality of service metrics to ensure we proactively address our customers’ concerns and exceed their expectations. Our sales focus on winning new clients, as well as our strategic business acquisitions, are diminishing our customer concentration risk on a continuing basis. In addition, in 2016, TELUS entered an agreement with Baring Private Equity Asia to acquire a 35% non-controlling interest in TELUS International (TI). Through this collaboration, TI is well positioned to leverage Baring Private Equity Asia’s deep Asian markets presence and worldwide experience, and tap into its global network in order to further expand TI’s operations. Our IT systems undergo a security and privacy assessment early in their development life cycle, where privacy and security controls are tested before any new systems are deployed. We use security technologies and adhere to certain standards, reviewing their effectiveness regularly to remain abreast of changes in the threat landscape. We make significant investments in support of our team members, including high-end workplace facilities, competitive benefits, ongoing training and development and recurring surveys to resolve areas of concern. We maintain a diverse base of operations, with facilities located in the North America, Asia, Europe and Central America. This diversity provides us with an opportunity to minimize country-specific risks and the ability to serve customers in multiple languages and in multiple time zones. It also provides us with network redundancy and contingency planning opportunities and the ability to divert operations in emergency situations. We continue to improve our international operations by updating operational practices to incorporate changes in regulation, best practices and customer expectations, including to our privacy, integrity, anti-bribery and procurement policies. We share best practices between international and domestic Canadian operations, as appropriate, and ensure that internal controls are implemented, tested, monitored and maintained. We also utilize foreign currency forward contracts, as well as hedge accounting on a limited basis, to mitigate currency risks (see Currency risk in Section 7.9 Financial instruments, commitments and contingent liabilities).

Data protection

We operate data centres and collect and manage data in our business and on behalf of our customers (including, in the case of TELUS Health, sensitive health information). Some of our efficiency initiatives rely on the offshoring of internal functions to our personnel in other countries or outsourcing to partners located in Canada and abroad. To be effective, these arrangements require us to allow personnel in other countries and domestic and foreign partners to have access to this data.

TELUS or its partners may be subject to software, equipment or other system malfunctions, or thefts or other unlawful acts that result in the unauthorized access to, or change, loss or destruction of, our data. There is a risk that such malfunctions or unlawful acts may compromise the privacy of individuals, including our customers, employees and suppliers. Despite our efforts to implement controls in domestic and offshore operations and at our partners’ operations, unauthorized access to data could lead to data being lost, compromised or used for inappropriate purposes that could, in turn, result in financial loss (loss of subscribers or damage to our ability to attract new ones), harm our reputation and brand, expose us to claims of damages by customers and employees, and impact our customers’ ability to maintain normal business operations and deliver critical services. Also see Legal and ethical compliance in Section 10.9 Litigation and legal matters and Security discussed below.

Risk mitigation: Certain new TELUS information technology systems undergo a security and privacy assessment early in their development life cycle, pursuant to which data that is to be used and/or collected is reviewed and classified, and design features such as audit, logging, encryption and access control restrictions are recommended, when applicable or possible. As part of TELUS’ systems and software development life cycle and quality assurance processes, privacy and security controls are also tested before new systems are fully deployed.

Our Internet data centres (IDCs) have security threat detection and mitigation capabilities, and certain data centres and networks undergo yearly external independent third-party audits. A core component of that audit and certification process is the assessment of TELUS’ logical, physical and policy-based security and privacy controls. Further, we have a vulnerability management program in place that monitors both our

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Internet-facing and internal network and systems in order to track and mitigate vulnerabilities that may be detected.

To ensure the security of our customers’ credit card transactions, we use security technologies such as encryption and segmentation, and we adhere to the principle of least privilege. We maintain these practices and review their effectiveness on a regular basis, giving consideration to industry standards and changes in the constantly evolving threat landscape.

Another component of our strategy is the stipulation that data generally resides in our facilities in Canada, with the deployment of infrastructure that supports partner connectivity to view our systems. We require partners and service providers to comply with privacy and security measures, including the reporting of any possible data-related threats. Personnel in other countries are provided with remote views of authorized data only and, where applicable, without the data being stored on local systems. These personnel are also required to comply with physical and process restrictions and participate in training designed to help prevent and detect unauthorized access to, or use of, our data.

Our strategy also includes reactive planning and business continuity planning processes that would be invoked in the event of a breach.

There can be no assurance that our controls will prove effective in all instances.

Security

We have a number of assets that are subject to intentional threats. These include physical assets that are subject to security risks such as vandalism and/or theft, including (but not limited to) distributive copper cable, corporate stores, network and telephone switch centres, and elements of corporate infrastructure, as well as IT systems and networks that we operate. The latter are subject to cyberattacks, which are intentional attempts to disrupt our business or gain unauthorized access to our information systems and networks for unlawful, unethical or improper purposes. Attacks may use a variety of techniques that include targeting individuals, the use of sophisticated malicious software and hardware or a combination of both to evade the technical and administrative safeguards that are in place (including firewalls, intrusion prevention systems, active monitoring, etc.). The risk and consequences of cyberattacks against our assets could surpass physical security risks and consequences because of the rapidly evolving nature and sophistication of these threats.

A successful disruption of our systems, networks and infrastructure or those of our third parties, vendors and partners, may prevent us from providing reliable service, impact the operations of our network or allow for the unauthorized interception, destruction, use or dissemination of our information or our customers’ information. Such disruption or unauthorized access to information could cause us to lose customers or revenue, incur expenses, and experience reputational and goodwill damages. It could also subject us to litigation or governmental investigation and sanction. The costs of such events may include liability for information loss, as well as the costs of repairs to infrastructure and systems and any retention incentives offered to customers and business partners. Our insurance may not cover, or fully reimburse us for, these costs and losses.

Risk mitigation: We have implemented technical and administrative measures to mitigate the risk of threats, attacks and other disruptive events. Our security program addresses risk through a number of mechanisms, including implementing controls based on policies, standards and methodologies that are aligned with recognized industry frameworks and practices, monitoring of external activities by potential attackers, regular evaluation of our most important assets through our Crown Jewels program, the identification and regular re-evaluation of our known security risks, as well as regular review of our standards and policies to ensure they address current needs and threats, and business continuity and recovery planning processes that would be invoked in the event of a disruption.

We are building security into new initiatives through a standard secure-by-design process and methodology and constantly re-assessing our security posture through the full life cycle of our systems. Our technical capabilities help us identify security events, respond to possible threats and adjust our security posture appropriately. Additionally, our approach to cyber hygiene includes regular security vulnerability assessments and the prioritization and remediation of any identified issue through patching or other mechanisms. TELUS’ Security Office works with law enforcement and other agencies to address the ongoing threat of cyberattacks and disruptions. While TELUS has reasonable physical security and cybersecurity programs in place, there can be no assurance that specific security incidents will not materially affect our operations and financial results.

Business continuity

We are a key provider of essential telecommunications infrastructure in Canada, along with operations and infrastructure in North America, Asia, Europe and Central America. Our networks, information technology, physical assets, team members, business functions, supply chain and business results may be materially impacted by exogenous threats, including:

•         Natural hazards, such as forest fires, severe weather, earthquakes and other natural disasters

•         Disruptions of critical infrastructure, such as power and telecommunications

•         Human-caused threats, such as cyberattacks, labour disputes, theft, vandalism, sabotage, and political and civil unrest

•         Public health threats, such as pandemics.

Risk mitigation: We have an enterprise-wide business continuity program, which is aligned with our corporate philosophy that includes ensuring the safety of our team members, minimizing the impacts of threats to our facilities and business operations, maintaining service to our customers and keeping our communities connected. These priorities have been demonstrated in a number of disruptive events in 2017, such as the British Columbia wildfires and the severe spring flooding in Ontario and Quebec.

Mitigation initiatives to address severe weather threats have been an increasing focus and we have operationalized enhanced severe weather monitoring, notification of key stakeholders, incident management processes and climate incident playbooks that leverage the learnings from prior events.

Our business continuity program aligns with the latest standards and business practices, and encompasses mitigation, preparedness, response, recovery and ongoing program improvements. The program focuses on mitigating the impacts of a disruption to our facilities, workforce, technology and supply chain. Although we have business continuity planning processes in place, there can be no assurance that specific events or a combination of events will not disrupt our operations or materially affect our financial results.

Ongoing risk-based optimization of our disaster recovery capabilities for our IT and telecommunications network assets is a key focus for preventing outages and reducing impacts to our operations and

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customers. We are focused on driving closer alignment of IT and network recovery capabilities with business requirements. However, while disaster recovery is a focus for TELUS, not all of our systems have recovery and continuity capabilities.

Real estate joint ventures (TELUS Garden and TELUS Sky)

Risks associated with our real estate joint ventures include possible construction-related cost overruns, financing risks, reputational risks and the uncertainty of future demand, especially during market downturns. There can be no assurance that the real estate joint ventures will be completed on budget or on time, or will obtain lease commitments as planned. Accordingly, we are exposed to the risk of loss on our investment and loan amounts, and a potential inability to service debt payments should a project’s business plan not be successfully realized. Additionally, reputational risks arise from the possibility that we may be unable to meet our stated commitments and/or that the quality of the development may not be consistent with TELUS brand expectations.

Risk mitigation: We have established joint ventures with partners experienced in large commercial and residential real estate projects to develop TELUS Garden (Westbank) in Vancouver and TELUS Sky (Westbank and Allied REIT) in Calgary. The TELUS Garden residential condominium project was substantially pre-sold prior to the commencement of construction, and all of the residential condominium units were transferred to the purchasers by the end of 2017. At the same time, lease commitments for the TELUS Garden office project represented 99% of leasable space, while the retail space within the TELUS Garden residential project was 99% leased.

For projects in progress, budget-overrun risks have been mitigated with fixed-price supply contracts (97% of TELUS Sky has had tenders approved and contracts awarded), expert project management oversight and insurance for certain risks. Costs for TELUS Sky continue to be consistent with the approved budget plan and we are applying the knowledge and experience gained on the TELUS Garden project to streamline and improve the cost-effectiveness of TELUS Sky.

In response to the current economic conditions in Calgary, the TELUS Sky partnership has taken a number of steps to better position the development for success, including: moving to a single-phase occupancy to delay the start dates of any potential office leases from the first quarter of 2018 to the first quarter of 2019; revising revenue projections and adjusting tenant inducements to align with current market expectations; and evaluating various approaches to adjusting the mix between office and residential, as well as creating a wider range of residential offerings to address current market demand.

10.7 Financing, debt requirements and returning cash to shareholders

Our business plans and growth could be negatively affected if existing financing is not sufficient to cover funding requirements

Risk factors, such as disruptions in capital markets, regulatory requirements for an increase in bank capitalization, a reduction in lending activity in general, or a reduction in the number of Canadian chartered banks as a result of reduced activity or consolidation, could reduce the availability of capital or increase the cost of such capital for investment grade corporate issuers, such as TELUS. External capital market conditions could potentially affect our ability to make strategic investments and meet ongoing capital funding requirements.

Risk mitigation: We may finance future capital requirements with internally generated funds, borrowings under the unutilized portion of our bank credit facilities, use of securitized trade receivables, use of commercial paper and/or the issuance of debt or equity securities. We have a shelf prospectus in effect until April 2018, under which we can offer up to $1.2 billion of debt or equity securities as of the date of this MD&A. We believe that our investment grade credit ratings, coupled with our efforts to maintain a constructive relationship with banks, investors and credit rating agencies, continue to provide reasonable access to capital markets.

To enable us to meet our financial objective of generally maintaining $1 billion of available liquidity, we have a $2.25 billion credit facility that expires on May 31, 2021 ($1.1 billion available at December 31, 2017), as well as availability under other bank credit facilities (see Section 7.6 Credit facilities). In addition, TELUS Communications Inc. (TCI) has an agreement with an arm’s-length securitization trust under which it is able to sell an interest in certain of its trade receivables up to a maximum of $500 million, of which $400 million was available at December 31, 2017 (see Section 7.7 Sale of trade receivables).

Ability to refinance maturing debt

At December 31, 2017, our long-term debt was approximately $13.8 billion, with maturities in certain years from 2018 to 2048 (see the Long-term debt principal maturities chart in Section 4.3). We operate a commercial paper program (maximum of $1.4 billion) that currently permits access to low-cost funding. At December 31, 2017, we had $1,140 million of commercial paper outstanding, all of which was denominated in U.S. dollars (US$908 million). When we issue commercial paper, it must be refinanced on an ongoing basis in order to realize the cost savings relative to borrowing on the $2.25 billion credit facility. Capital market conditions may prohibit the roll-over of commercial paper at low rates.

Risk mitigation: We successfully completed a number of debt transactions in 2016 and 2017 (see Section 7.4). As a result, the average term to maturity of our long-term debt (excluding commercial paper and the revolving component of the TELUS International credit facility) was 10.7 years at December 31, 2017 (as compared to 10.4 years at December 31, 2016). Foreign currency forward contracts are used to manage currency risk arising from issuing commercial paper and long-term debt denominated in U.S. dollars (excluding the TELUS International credit facility). Our commercial paper program is fully backstopped by our $2.25 billion credit facility.

A reduction in TELUS credit ratings could affect our cost of capital and access to capital

Our cost of capital could increase and our access to capital could be affected by a reduction in the credit ratings of TELUS and/or TCI. There can be no assurance that we will maintain or improve current credit ratings.

Risk mitigation: We manage our capital structure and make adjustments to it in light of changes in economic conditions and the risk characteristics of our telecommunications infrastructure. We have financial policies in place that are reviewed annually and are intended to help maintain our existing investment grade credit ratings in the range of BBB+ or the equivalent. The four credit rating agencies that rate TELUS currently have ratings that are in line with this target. A reduction in our ratings, from the current BBB+ or equivalent, could result in a modest increase in our funding cost but would not be expected to impact our ability to access

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the public debt markets. Access to our $2.25 billion credit facility would be maintained, even if our ratings were reduced to below BBB+.

Lower than planned free cash flow could constrain our ability to invest in operations, reduce debt or return capital to shareholders

While future free cash flow and sources of capital are expected to be sufficient to meet current requirements, our intention to return capital to shareholders could constrain our ability to invest in our operations for future growth. Funding of future spectrum licence purchases, funding of defined benefit pension plans and any increases in corporate income tax rates will reduce the after-tax cash flow otherwise available to return as capital to our shareholders. Should actual results differ from our expectations, there can be no assurance that we will not change our financing plans, including our intention to pay dividends according to our payout policy guideline and to maintain our multi-year dividend growth program. Shares may be purchased under our normal course issuer bid (NCIB) when and if we consider it opportunistic, based on the Company’s financial position and outlook, and the market price of our Common Shares. For further detail on our multi-year dividend growth program and 2018 NCIB program, see Section 4.3 Liquidity and capital resources.

Risk mitigation: Our Board of Directors reviews and approves the dividend each quarter, based on a number of factors, including our financial position and outlook.

Financial instruments

Our financial instruments, and the nature of credit risks, liquidity risks and market risks that they may be subject to, are described in Section 7.9 Financial instruments, commitments and contingent liabilities.

10.8 Taxation matters

We are subject to the risk that income and commodity tax amounts, including tax expense, may be materially different than anticipated, and a general tendency by tax collection authorities to adopt more interpretations and aggressive auditing practices could adversely affect our financial condition and operating results

We collect and pay significant amounts of commodity taxes, such as goods and services taxes, harmonized sales taxes, provincial sales taxes, sales and use taxes and value-added taxes, to various tax authorities. As our operations are complex and the related tax interpretations, regulations, legislation and jurisprudence that pertain to our activities are subject to continual change and evolving interpretation, the final outcome of the taxation of many transactions is uncertain. Moreover, the implementation of new legislation in itself has its own complexities, including those of execution where multiple systems are involved, and interpretation of new rules as they apply to specific transactions, products and services.

We have significant current and deferred income tax assets and liabilities, income tax expenses and cash tax payments. Income tax amounts are based on our estimates, using accounting principles that recognize the benefit of income tax positions only when it is more likely than not that the ultimate determination of the tax treatment of a position will result in the related benefit being realized. The assessment of the likelihood and amount of income tax benefits, as well as the timing of realization of such amounts, can materially affect the determination of Net income or cash flows. We expect the income taxes computed at applicable statutory rates to range between 26.7% and 27.3% in 2018. These expectations can change as a result of changes in interpretations, regulations, legislation or jurisprudence.

The timing concerning the monetization of deferred income tax accounts is uncertain, as it is dependent on our future earnings and other events. The amounts of deferred income tax liabilities are also uncertain, as the amounts are based upon substantively enacted future income tax rates that were in effect at the time, which can be changed by tax authorities. As well, the amounts of cash tax payments and current and deferred income tax liabilities are also based upon our anticipated mix of revenues among the jurisdictions in which we operate, which is also subject to change.

The audit and review activities of tax authorities affect the ultimate determination of the actual amounts of commodity taxes payable or receivable, income taxes payable or receivable, deferred income tax liabilities, taxes on certain items included within capital and income tax expense. Therefore, there can be no assurance that taxes will be payable as anticipated and/or that the amount and timing of receipt or use of the tax-related assets will be as currently expected.

TELUS International operates in certain foreign jurisdictions, including Barbados, Bulgaria, El Salvador, Guatemala, India, Ireland, Philippines, Romania, the United Kingdom and the United States, which increases our exposure to multiple forms of taxation.

Generally, each jurisdiction has taxation peculiarities in the forms of taxation imposed (e.g. value-added tax, gross receipts tax, stamp and transfer tax, and income tax), legislation and tax treaties, where applicable, as well as currency and language differences. In addition, the telecommunications industry faces unique issues that lead to uncertainty in the application of tax laws and the division of tax between domestic and foreign jurisdictions. Furthermore, there has been a more intense political, media and tax authority focus on taxation, with an intent to enhance tax transparency and to address perceived tax abuses. Accordingly, our activities may increase our exposure to tax risks, from both a financial and a reputational perspective.

Risk mitigation: We follow a comprehensive tax conduct and risk management policy that was adopted by our Board. This policy outlines the principles underlying and guiding the roles of team members, their responsibilities and personal conduct, the method of conducting business in relation to tax law and the approaches to working relationships with external tax authorities and external advisors. This policy recognizes the requirement to comply with all relevant tax laws. The components necessary for the effective control and mitigation of tax risk are outlined in the policy, as is the delegation of authority to management on tax matters in accordance with Board and Audit Committee communication guidelines.

In giving effect to this policy, we maintain an internal Taxation department composed of professionals who stay current on domestic and foreign tax obligations, supplemented where appropriate with external advisors. This team reviews systems and process changes for compliance with applicable domestic and international taxation laws and regulations. Its members are also responsible for the specialized accounting required for income taxes.

Material transactions are reviewed by our Taxation department so that transactions of an unusual or non-recurring nature are assessed from multiple risk-based perspectives. Tax-related transaction risks are regularly communicated to, and reassessed by, our Taxation department as a check to initial exposure assessments. As a matter of regular practice, large transactions are reviewed by external tax advisors, while

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other third-party advisors may also be engaged to express their views as to the potential for tax liability. We continue to review and monitor our activities so we can take action to comply with any related regulatory, legal and tax obligations. In some cases, we also engage external advisors to review TELUS’ systems and processes for tax-related compliance. The advice provided and tax returns prepared by such advisors and counsel are reviewed for reasonableness by our internal taxation team.

10.9 Litigation and legal matters

Investigations, claims and lawsuits

Given TELUS’ size, investigations, claims and lawsuits seeking damages and other relief are regularly threatened or pending against us. It is not currently possible for us to predict the outcome of such matters due to various factors, including: the preliminary nature of some claims; unproven damage theories and demands; incomplete factual records; the uncertain nature of legal theories and procedures and their resolution by the courts, at both the trial and the appellate levels; and the unpredictable nature of opposing parties and their demands. There can be no assurance that financial or operating results will not be negatively impacted by any of these factors.

Subject to the foregoing limitations, management is of the opinion, based upon legal assessments and the information presently available, that it is unlikely that any liability, to the extent not provided for through insurance or otherwise, would have a material effect on our financial position and the results of our operations, excepting the items disclosed herein and in Note 29(a) of the Consolidated financial statements.

Risk mitigation: We believe that we have in place reasonable policies and processes designed to enable compliance with legal and contractual obligations and reduce our exposure to, and the effect on us of, legal claims. We also maintain a team of legal professionals who advise on and manage risks related to claims and possible claims. See other risk mitigation steps discussed below.

Class actions

We are defendant in a number of certified and uncertified class actions. Over the past decade or more, we have observed a willingness on the part of claimants to launch class actions whereby a representative plaintiff seeks to pursue a legal claim on behalf of a large group of persons. The number of class actions filed against us has varied from year to year, with claimants continually looking to expand the matters in respect of which they file class actions. The adoption by governments of increasingly stringent consumer protection legislation may increase the number of class actions by creating new causes of action, or may decrease the number of class actions by improving clarity in the area of consumer marketing and contracting. A successful class action lawsuit, by its nature, could result in a sizable damage award that could negatively affect a defendant’s financial or operating results. Certified and uncertified class actions against us are detailed in Note 29(a) of the Consolidated financial statements.

Assessment of class actions

We believe that we have good defences to each of these certified and uncertified class actions. Should the ultimate resolution of these actions differ from management’s assessments and assumptions, a material adjustment to our financial position and the results of our operations could result. Management’s assessments and assumptions include that reliable estimates of the exposure cannot be made for the majority of these class actions, considering continued uncertainty relating to the causes of action that may ultimately be pursued by the plaintiffs and certified by the courts and the nature of the damages that may be sought by the plaintiffs.

Risk mitigation: We are vigorously defending each of the class actions brought against TELUS or pursuing settlements that we deem to be beneficial for us. This includes opposing certification of uncertified class actions. Certification is a procedural step that determines whether a particular lawsuit may be prosecuted by a representative plaintiff on behalf of a class of individuals. Certification of a class action does not determine the merits of the claim, so that, if we were unsuccessful in defeating certification, the plaintiffs would still be required to prove the merits of their claims. We regularly assess our business practices and actively monitor class action developments in Canada and the United States in order to identify and minimize the risk of further class actions against us.

Civil liability in the secondary market

Like other Canadian public companies, we are subject to civil liability for misrepresentations in written disclosure and oral statements, and liability for fraud and market manipulation. Such legislation has been adopted in most provinces and territories.

Risk mitigation: We continually monitor legal developments and annually re-evaluate our disclosure practices and procedures. In addition, we periodically consult external advisors to review our disclosure practices and procedures and the extent to which they are documented. We have a corporate disclosure policy that restricts the role of Company spokespersons to specifically designated members of senior management, provides a protocol for communicating with investment analysts and investors, as well as oral presentations, and outlines the communication approach to issues, and our Disclosure Committee reviews key disclosure documents.

Legal and ethical compliance

We rely on our employees, officers, Board of Directors, key suppliers and other business partners to demonstrate behaviour consistent with applicable legal and ethical standards in all jurisdictions within which we operate, including, but not limited to, anti-bribery laws and regulations. Situations might occur where individuals intentionally or inadvertently do not adhere to our policies, applicable laws and regulations or contractual obligations. For instance, there could be cases in which the personal information of a TELUS customer or employee is collected, retained, used or disclosed in a manner that is not fully compliant with legislation, contractual obligations or TELUS policies. In the case of TELUS Health, personal information includes sensitive health information about individuals who are our customers or healthcare providers’ end customers. In addition, there could be situations where compliance programs may not be fully adhered to, or where parties may have a different interpretation of the requirements of particular legislative provisions. With TELUS Health beginning to offer new services (such as virtual care and electronic prescription), including directly to consumers and in some cases using third-party partnerships, new risks arise across parameters such as dependence on third-party suppliers for legal compliance / compliance with medical professional standards, as well as the increased possibility of political intervention. These various situations may expose us to litigation and the possibility of damages, sanctions and fines, or of being

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disqualified from bidding on contracts, and may negatively affect our financial or operating results, reputation and brand.

We continue to expand our activities into the United States and other countries. When operating in foreign jurisdictions, we are required to comply with local laws and regulations, which may differ substantially from Canadian laws and add to the regulatory, legal and tax exposures that we face.

Risk mitigation: Although we cannot predict outcomes with certainty, we believe that we have reasonable policies, controls and processes in place, and levels of awareness sufficient for proper compliance, and that these are having a positive effect on reducing risks. We have a comprehensive code of ethics and conduct for our employees, including officers and Board of Directors, and mandatory annual integrity training for employees, officers and identified contractors, as well as a toll-free EthicsLine for anonymous reporting by anyone who may have concerns or complaints to bring forward. In early 2012, we implemented our supplier code of conduct. In 2013, a specific anti-bribery and corruption policy was approved by the Board of Directors and communicated to team members. We conduct targeted mandatory training on anti-bribery and corruption, as well as on our business sales code of conduct, and we have mandatory annual training on privacy for all of our team members. We have a designated Chief Data and Trust Officer, whose role is to work across the enterprise to ensure that the business has appropriate processes and controls in place to facilitate legal compliance and to report on compliance to the Audit Committee. For example, as a proactive measure on privacy compliance, we require a privacy impact assessment to be carried out in the development stage for projects involving the use of customer or team member personal information.

We have an established review process to ensure that regulatory, legal and tax requirements are considered when pursuing opportunities outside of Canada. On an ongoing basis, we review our international structure, systems and processes to ensure that we mitigate regulatory, legal and tax risks, as our business activities expand outside Canada. We also engage with external counsel and advisors qualified in the relevant foreign jurisdictions to provide regulatory, legal and tax advice, as appropriate.

Defects in software and failures in data or transaction processing

We provide certain applications and managed services to our customers that involve the management, processing and/or storing of data, including sensitive personal medical records, and the transfer of funds. Software defects or failures in data or transaction processing could lead to substantial damage claims (including privacy and medical claims). For instance, a defect in a TELUS Health application could lead to personal injury or unauthorized access to personal information, while a failure in transaction processing could result in the transfer of funds to the wrong recipient.

Risk mitigation: We believe that we have in place reasonable policies, controls, processes (such as quality assurance programs in software development procedures) and contractual arrangements (such as disclaimers, indemnities and limitations of liability in most cases), as well as insurance coverage, to reduce our exposure to these types of legal claims. However, there can be no assurance that our processes will be followed by all team members at all times and that we have indemnities and limitations of liability covering all cases.

Intellectual property and proprietary rights

Technology evolution also brings additional legal risks and uncertainties. The intellectual property and proprietary rights of owners and developers of hardware, software, business processes and other technologies may be protected under statute, such as patent, copyright and industrial design legislation, or under common law, such as trade secrets. With the growth and development of technology-based industries, the value of these intellectual property and proprietary rights has increased. Significant damages may be awarded in intellectual property infringement claims advanced by rights holders. In addition, defendants may incur significant costs to defend such claims, and that possibility may prompt defendants to settle claims more readily, in part to mitigate those costs. Both of these factors may also encourage intellectual property rights holders to pursue infringement claims more aggressively.

Given the vast array of technologies and systems that we use to deliver products and services, and the rapid change and complexity of such technologies, disputes over intellectual property and proprietary rights can reasonably be expected to increase. As a user of technology, we receive communications from time to time, ranging from solicitations to demands and legal actions from third parties claiming ownership rights over intellectual property used by us and asking for settlement payments or licensing fees for the continued use of such intellectual property.

There can be no assurance that we will not be faced with other significant claims based on the alleged infringement of intellectual property rights, whether such claims are based on a legitimate dispute over the validity of the intellectual property rights or their infringement, or are advanced for the primary purpose of extracting a settlement. We may incur significant costs in defending TELUS against infringement claims, we may suffer significant damages and we could lose the right to use technologies that are essential to our operations should any infringement claim prove successful. As a developer of technology, TELUS Health depends on its ability to protect the proprietary aspects of its technology. The failure to do so adequately could materially affect our business. However, policing unauthorized use of our intellectual property may be difficult and costly.

Assessment of intellectual property claims

We believe that we have good defences to each of the intellectual property claims against us. Should the ultimate resolution of these claims differ from management’s assessments and assumptions, a material adjustment to our financial position and the results of our operations could result. Management’s assessments and assumptions include that reliable estimates of the exposure cannot be made for the majority of these claims considering continued uncertainty relating to the validity of the intellectual property at issue, whether or not technology used by us infringes upon that intellectual property, and the nature of the damages that will be sought by the plaintiffs.

Risk mitigation: We incorporate many technologies into our products and services. However, we are not primarily in the business of creating or inventing technology. In acquiring products and services from suppliers, it is our practice to seek and obtain contractual protections consistent with standard industry practices to help mitigate the risks of intellectual property infringements. Whenever creating or inventing technology (in the case of TELUS Health), it is the practice of TELUS Health to protect its intellectual property rights through litigation and other means.

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10.10 Health, safety and environment

Team member health, wellness and safety

Lost work time resulting from team member illness or injury can negatively affect organizational productivity and employee benefit costs.

Risk mitigation: To support team members’ overall well-being and to achieve a positive effect on absenteeism in the workplace, we support a holistic and proactive approach to team members’ health that involves early intervention, health risk prevention, employee and family assistance, assessment and support services, and disability management. Our health and wellness strategy encourages our team members to develop optimal personal health through five dimensions of well-being, including physical, psychological, financial, social and environmental. To promote safe work practices, we offer training and orientation programs for team members, contractors and suppliers who access our facilities. There can be no assurance that these health, wellness and safety programs and practices will be effective in all situations.

Concerns related to radio frequency emissions from mobile phones and wireless towers

TELUS understands there are public concerns over potential impacts associated with low levels of non-ionizing radio frequency (RF) emissions from mobile phones and cell towers.

To address these concerns, TELUS looks to recognized experts with peer-reviewed findings, as well as government agencies, to provide guidance on potential risks. While a small number of epidemiological studies have revealed that exposure to RF fields might be linked to certain cancers, other studies have not supported this association. Furthermore, animal laboratory studies have found no evidence that RF fields are carcinogenic for laboratory rodents or cause damage to DNA.

The International Agency for Research on Cancer (IARC) and Health Canada have advised mobile phone users that they can take practical measures to reduce their exposure to RF emissions, such as limiting the length of cellphone calls, using hands-free devices and replacing cellphone calls with text messages. In addition, Health Canada encourages parents to take these same measures to reduce their children’s RF emission exposure, since children are typically more sensitive to a variety of environmental agents. We also offer information and advice with respect to radio frequency emissions on our website at telus.com/support.

There can be no assurance that future studies, government regulations or public concerns about the health effects of RF emissions will not have an adverse effect on our business and prospects. For example, public concerns or government action could reduce subscriber growth and usage, and costs could increase as a result of the need to modify handsets, relocate wireless towers and address any incremental legal requirements and product liability lawsuits that might arise or have arisen. See Class actions in Section 10.9 Litigation and legal matters.

Risk mitigation: Canada’s federal government is responsible for establishing safe limits for signal levels of radio devices. We are confident that the handsets and devices we sell, and our wireless towers and other associated devices, comply, in all material respects, with all applicable Canadian and U.S. government safety standards. We continue to monitor new published studies, government regulations and public concerns about the health impacts of RF exposure.

Concerns related to the environment

A detailed report of our environmental risk mitigation activities can be found in our annual sustainability report at telus.com/sustainability. Environmental issues affecting our business include:

Climate change

Failure of climate change mitigation and adaptation efforts is identified as one of the largest global risks in terms of impact, according to a World Economic Forum 2017 report. This could affect our business operations through potential disruption of our operations, damage to our infrastructure and the effects on the communities we serve caused by events such as those described in Section 10.6 Operational performance.

Waste and waste recycling; water consumption

Several areas of our operations raise environmental considerations, such as the handling and disposal of waste, electronic waste or other residual materials, appropriate management of our water use and the appropriate handling of materials and electronic equipment we use or sell. Aspects of our operations are subject to evolving and increasingly stringent federal, provincial and local environmental, health and safety laws and regulations. Such laws and regulations impose requirements with respect to matters such as the release of substances into the environment, corrective and remedial action concerning such releases, and the proper handling and management of substances, including wastes. Evolving public expectations and increasingly stringent laws and regulations could result in increased costs of compliance, while failure to recognize and adequately respond to the same could result in fines, regulatory scrutiny, or damage to our reputation and brand.

Fuel systems

We own or lease a large number of properties. We have fuel systems for backup power generation at some of these properties that enable us to provide reliable service, but they also pose an environmental risk. Because diesel spills or releases from these systems are infrequent, a significant portion of this risk is associated with sites contaminated by our earlier practices or by previous owners.

Failure to recognize and adequately respond to changing government and public expectations regarding environmental matters could result in fines, regulatory scrutiny or damage to our brand.

Risk mitigation: Our climate change strategy includes a mitigation component focusing on absolute energy use and carbon dioxide emission (CO2e) equivalent reduction; an adaptation component focusing on business continuity planning and readiness for the potential effects of a changing climate on our operations (see Section 10.6 Operational performance); and an innovation component to help customers realize their climate change targets through product and service solutions. Our target is a 25% reduction in CO2e from 2010 levels by 2020 and a 10% reduction in energy use over the same period. We are working to achieve these targets through a comprehensive energy management program focused on real estate transformation and consolidation (including leadership in energy and environmental design (LEED) standards certification), as well as network efficiency and technology upgrades. Greater use of videoconferencing and teleconferencing solutions in lieu of travel, decreasing the size and improving the efficiency of our fleet, and educating our team members are also helping us to reach our targets. We have also invested in renewable energy solutions and green building technology.

We have an e-waste management program that specifies approved recycling channels for both our external and internal electronic products.

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We regularly examine our waste streams to identify new ways of reducing our impact on the environment through the diversion of waste from landfills, and we have corporate waste diversion targets focused on reducing our landfilled waste by the end of 2020. Our waste and recycling strategy is focused on education and awareness programs, as well as the expansion of recycling infrastructure in our administrative buildings.

Fuel systems risk is being addressed through a program to install containment and monitoring equipment at sites with systems of qualifying size. All of our remote sites, which rely on diesel generators for 24/7 power, have been fully upgraded with industry-leading spill containment. We are also leveraging our wireless network and using IoT technology to monitor these sites remotely. We have an ongoing program to assess and remediate contamination issues relating to historical activities and we disclose and report on these issues to regulatory bodies, as appropriate.

10.11 Economic growth and fluctuations

Slow or uneven economic growth and fluctuating oil prices may adversely affect us

We estimate economic growth in Canada will be approximately 2.2% in 2018 (see Economic growth in Section 1.2), but this growth may be influenced by developments outside of Canada. In addition, macroeconomic risks in Canada continue to include concerns about fluctuating oil prices and high levels of consumer and mortgage debt, which may cause consumers to reduce discretionary spending, even in a growing economy.

Economic uncertainty may cause consumers and business customers to delay new service purchases, reduce volumes of use, discontinue use of services or seek lower-priced alternatives from TELUS or from competitors. Weakness in the extractive energy sector beginning in 2015 has had a significant impact on Western Canada, including lower levels of investment and employment. This was partially mitigated by declining costs in non-extractive industries, such as manufacturing, which may experience growth if the U.S. dollar strengthens. The prolonged economic downturn in Western Canada improved significantly through 2017, with economic growth projected to be 3.9% in Alberta and 3.4% in British Columbia for 2017, as compared to 3.1% for Canada. Additionally, forecasts point to moderating but still positive growth in Western Canada in 2018. However, fluctuating oil prices, along with housing market and consumer debt risks in the Canadian economy, could adversely impact our customer growth, revenue, profitability and free cash flow, and could potentially require us to record impairments to the carrying value of our assets, including, but not limited to, our intangible assets with indefinite lives (spectrum licences and goodwill). Impairments to the carrying value of our assets would result in a charge to earnings and a reduction in owners’ equity, but would not affect cash flow.

A further risk to the Canadian economy is the ongoing negotiation with the United States and Mexico around the North American Free Trade Agreement (NAFTA). While NAFTA negotiations occurred throughout most of 2017, recent reports suggest that there may be a stalemate over key issues, leaving the entire agreement at risk. If the NAFTA Agreement were to be terminated, this would result in significant trade-related risk in the Canadian economy.

In 2017, the Canadian dollar exchange rate with the U.S. dollar was volatile. Fluctuating oil prices, as well as the U.S. presidential administration’s activities and certain U.S. monetary policy changes, may put further downward pressure on the Canadian dollar relative to the U.S.

dollar in 2018. This will be particularly pronounced if the Federal Reserve hikes overnight rates at a faster pace than the Bank of Canada, as a growing interest rate differential would lift the U.S. dollar. Certain of our revenues, capital asset acquisitions and operating costs are denominated in U.S. dollars. Therefore, a continuing weakness in the Canadian dollar to U.S. dollar exchange rate may negatively impact our financial and operating results. Additionally, certain capital asset acquisitions and inventory purchases from outside Canada, although priced in Canadian dollars, may be negatively impacted by a continuing weakness in the Canadian dollar to U.S. dollar exchange rate.

Risk mitigation: While economic risks cannot be completely mitigated, our top priority of putting customers first and pursuing global leadership in the likelihood of our clients to recommend our products, services and people, support our efforts to acquire and retain customers. We will also support customers negatively affected by fluctuating oil prices with cost-effective solutions that help them realize efficiencies in their operations, and we will continue to pursue cost reduction and efficiency initiatives in our own business (see discussions in Section 2.2 Strategic imperatives and Section 3 Corporate priorities). See Section 4.3 Liquidity and capital resources for our capital structure financial policies and plans. Our foreign currency exchange risk management includes the use of foreign currency forward contracts and currency options to fix the exchange rates on U.S. dollar-denominated transactions, commitments, commercial paper and U.S. Dollar Notes, but does not eliminate this risk entirely.

Pension funding

Economic and capital market fluctuations could adversely affect the investment performance, funding and expense associated with the defined benefit pension plans that we sponsor. Our pension funding obligations are based on certain actuarial assumptions relating to expected plan asset returns, salary escalation, retirement ages, life expectancy, the performance of the financial markets and future interest rates.

The employee defined benefit pension plans, in aggregate, were in a $334 million deficit position at December 31, 2017 (as compared to a $79 million deficit position at the end of 2016). Our solvency position, as determined under the Pension Benefits Standards Act, 1985, was estimated to be a surplus of $255 million (as compared to a $253 million surplus position at the end of 2016). There can be no assurance that our pension expense and funding of our defined benefit pension plans will not increase in the future and thereby negatively impact earnings and/or cash flow. Defined benefit funding risks may arise if total pension liabilities exceed the total value of the respective plan assets in trust funds. Unfunded differences may arise from lower than expected investment returns, changes to mortality and other assumptions, reductions in the discount rate used to value pension liabilities, changes to statutory funding requirements and actuarial losses. While employee defined benefit pension plan re-measurements will cause fluctuations in other comprehensive income, these re-measurements will never be subsequently reclassified to income.

Risk mitigation: We seek to mitigate this risk through the application of policies and procedures designed to control investment risk and through ongoing monitoring of our funding position. Our best estimate of cash contributions to our defined benefit pension plans is $50 million in 2018 ($66 million in 2017).

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11 Definitions and reconciliations

11.1 Non-GAAP and other financial measures

We have issued guidance on and report certain non-GAAP measures that are used to evaluate the performance of TELUS, as well as to determine compliance with debt covenants and to manage our capital structure. As non-GAAP measures generally do not have a standardized meaning, they may not be comparable to similar measures presented by other issuers. Securities regulations require such measures to be clearly defined, qualified and reconciled with their nearest GAAP measure.

Adjusted Net income and adjusted basic earnings per share: These measures are used to evaluate performance at a consolidated level and exclude items that may obscure the underlying trends in business performance. These measures should not be considered alternatives to Net income and basic earnings per share in measuring TELUS’ performance. Items that may, in management’s view, obscure the underlying trends in business performance include significant gains or losses associated with real estate development partnerships, gains on exchange of wireless spectrum licences, restructuring and other costs, long-term debt prepayment premiums (when applicable), income tax-related adjustments, asset retirements related to restructuring activities and gains arising from business combinations. (See Analysis of Net income and Analysis of basic EPS in Section 1.3.)

Capital intensity: This measure is calculated as capital expenditures (excluding spectrum licences) divided by total operating revenues. This measure provides a basis for comparing the level of capital expenditures to those of other companies of varying size within the same industry.

Dividend payout ratio: This is a historical measure calculated as the sum of the last four quarterly dividends declared per Common Share, as reported in the financial statements, divided by the sum of basic earnings per share for the most recent four quarters for interim reporting periods. For fiscal years, the denominator is annual basic earnings per share. Our objective range for the annual dividend payout ratio is on a prospective basis, rather than on a trailing basis, and is 65 to 75% of sustainable earnings per share on a prospective basis. (See Section 7.5 Liquidity and capital resource measures.)

Calculation of Dividend payout ratio

Years ended December 31 ($)	2017	2016
Numerator – sum of the last four quarterly dividends declared per Common Share	1.97	1.84
Denominator – Net income per Common Share	2.46	2.06
Ratio (%)	80	89

Dividend payout ratio of adjusted net earnings: This ratio is a historical measure calculated as the sum of the last four quarterly dividends declared per Common Share, as reported in the financial statements, divided by adjusted net earnings per share. Adjusted net earnings per share is basic earnings per share, as used in the Dividend payout ratio, adjusted to exclude the gain on the exchange of wireless spectrum licences, net gains and equity income from real estate joint venture developments, provisions related to business combinations, immediately vesting transformative compensation (transformative compensation) expense, long-term debt prepayment premium (when applicable) and income tax-related adjustments.

Calculation of Dividend payout ratio of adjusted net earnings

Years ended December 31 ($)	2017	2016
Numerator – sum of the last four quarterly dividends declared per Common Share	1.97	1.84
Adjusted net earnings ($ millions):
Net income attributable to Common Shares	1,460	1,223
Deduct net gains and equity income from real estate joint venture developments, after income taxes	(1)	(16)
Deduct gain on the exchange of wireless spectrum licences, after income taxes	–	(13)
Provisions related to business combinations, after income taxes	(22)	15
Add back transformative compensation expense, after income taxes	–	224
Add back net unfavourable (deduct net favourable) income tax-related adjustments	21	(17)
	1,458	1,416
Denominator – Adjusted net earnings per Common Share	2.46	2.39
Adjusted ratio (%)	80	77

Earnings coverage: This measure is defined in the Canadian Securities Administrators’ National Instrument 41-101 and related instruments, and is calculated as follows:

Calculation of Earnings coverage

Years ended December 31 ($ millions, except ratio)	2017	2016
Net income attributable to Common Shares	1,460	1,223
Income taxes (attributable to Common Shares)	546	423
Borrowing costs (attributable to Common Shares)[1]	562	540
Numerator	2,568	2,186
Denominator – Borrowing costs	562	540
Ratio (times)	4.6	4.0

1         Interest on Long-term debt plus Interest on short-term borrowings and other plus long-term debt prepayment premium, adding back capitalized interest and deducting borrowing costs attributable to non-controlling interests.

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EBITDA (earnings before interest, income taxes, depreciation and amortization): We have issued guidance on and report EBITDA because it is a key measure used to evaluate performance at a consolidated level. EBITDA is commonly reported and widely used by investors and lending institutions as an indicator of a company’s operating performance and ability to incur and service debt, and as a valuation metric. EBITDA should not be considered an alternative to Net income in measuring TELUS’ performance, nor should it be used as an exclusive measure of cash flow. EBITDA as calculated by TELUS is equivalent to Operating revenues less the total of Goods and services purchased expense and Employee benefits expense.

We calculate EBITDA – excluding restructuring and other costs, as it is a component of the EBITDA – excluding restructuring and other costs interest coverage ratio and the Net debt to EBITDA – excluding restructuring and other costs ratio.

We may also calculate Adjusted EBITDA to exclude items of an unusual nature that do not reflect our ongoing operations and should not, in our opinion, be considered in a valuation metric, or should not be included in an assessment of our ability to service or incur debt.

EBITDA reconciliation

Years ended December 31 ($ millions)	2017	2016
Net income	1,479	1,236
Financing costs	573	520
Income taxes	553	426
Depreciation	1,617	1,564
Amortization of intangible assets	552	483
EBITDA	4,774	4,229
Add back restructuring and other costs included in EBITDA[1]	139	479
EBITDA – excluding restructuring and other costs	4,913	4,708
Deduct gain on the exchange of wireless spectrum licences	–	(15)
Deduct net gains and equity income from real estate joint venture developments	(1)	(26)
Deduct MTS net recovery	(21)	–
Adjusted EBITDA	4,891	4,667

1              Includes transformative compensation expense of $305 million recorded in other costs in the fourth quarter of 2016.

EBITDA – excluding restructuring and other costs interest coverage: This measure is defined as EBITDA – excluding restructuring and other costs, divided by Net interest cost, calculated on a 12-month trailing basis. This measure is similar to the coverage ratio covenant in our credit facilities, as described in Section 7.6 Credit facilities.

Free cash flow: We report this measure as a supplementary indicator of our operating performance. It should not be considered an alternative to the measures in the Consolidated statements of cash flows. Free cash flow excludes certain working capital changes (such as trade receivables and trade payables), proceeds from divested assets and other sources and uses of cash, as found in the Consolidated statements of cash flows. It provides an indication of how much cash generated by operations is available after capital expenditures (excluding purchases of spectrum licences) that may be used to, among other things, pay dividends, repay debt, purchase shares or make other investments. Free cash flow may be supplemented from time to time by proceeds from divested assets or financing activities.

Free cash flow calculation

Years ended December 31 ($ millions)	2017	2016
EBITDA	4,774	4,229
Deduct gain on the exchange of wireless spectrum licences	–	(15)
Deduct net gains and equity income from real estate joint venture developments	(1)	(26)
Deduct non-cash gains from the sale of property, plant and equipment	(7)	(17)
Restructuring and other costs, net of disbursements	(21)	24
Items from the Consolidated statements of cash flows:
Share-based compensation	17	(2)
Net employee defined benefit plans expense	82	93
Employer contributions to employee defined benefit plans	(67)	(71)
Interest paid	-	(539)	(510)
Interest received	7	4
Capital expenditures (excluding spectrum licences)	(3,094)	(2,968)
Other	6	–
Free cash flow before income taxes	1,157	741
Income taxes paid, net of refunds	(191)	(600)
Free cash flow	966	141

The following reconciles our definition of free cash flow with cash provided by operating activities.

Free cash flow reconciliation with

Cash provided by operating activities

Years ended December 31 ($ millions)	2017	2016
Free cash flow	966	141
Add (deduct):
Capital expenditures (excluding spectrum licences)	3,094	2,968
Adjustments to reconcile to Cash provided by operating activities	(113)	110
Cash provided by operating activities	3,947	3,219

Net debt: We believe that net debt is a useful measure because it represents the amount of Short-term borrowings and long-term debt obligations that are not covered by available Cash and temporary investments. The nearest IFRS measure to net debt is Long-term debt, including Current maturities of Long-term debt. Net debt is a component of the Net debt to EBITDA – excluding restructuring and other costs ratio.

Calculation of Net debt

As at December 31 ($ millions)	2017	2016
Long-term debt including current maturities	13,660	12,931
Debt issuance costs netted against long-term debt	73	67
Derivative liabilities, net	93	20
Accumulated other comprehensive income amounts arising from financial instruments used to manage interest rate and currency risks associated with U.S. dollar-denominated long-term debt (excluding tax effects)	5	(34)
Cash and temporary investments	(509)	(432)
Short-term borrowings	100	100
Net debt	13,422	12,652

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Net debt to EBITDA – excluding restructuring and other costs: This measure is defined as net debt at the end of the period divided by 12-month trailing EBITDA – excluding restructuring and other costs. Our long-term policy guideline for this ratio is from 2.00 to 2.50 times. (See discussion in Section 7.5 Liquidity and capital resource measures.) This measure is similar to the leverage ratio covenant in our credit facilities, as described in Section 7.6 Credit facilities.

Net interest cost: This measure is the denominator in the calculation of EBITDA – excluding restructuring and other costs interest coverage. Net interest cost is defined as financing costs, excluding capitalized long-term debt interest, employee defined benefit plans net interest and recoveries on redemption and repayment of debt, calculated on a 12-month trailing basis. No recoveries on redemption and repayment of debt were recorded in 2017 and 2016. Expenses recorded for the long-term debt prepayment premium, if any, are included in net interest cost. Net interest cost was $567 million in 2017 and $566 million in 2016.

Restructuring and other costs: With the objective of reducing ongoing costs, we incur associated incremental, non-recurring restructuring costs. We may also incur atypical charges, which are included in other costs, when undertaking major or transformational changes to our business or operating models. In addition, we include incremental external costs incurred in connection with business acquisition or disposition activity, as well as litigation costs, in the context of significant losses and settlements, in other costs.

In the fourth quarter of 2016, we made transformative compensation lump-sum payments to substantially all of our existing unionized and non-unionized Canadian-situated workforces that were recorded in other costs.

Components of restructuring and other costs

Years ended December 31 ($ millions)	2017	2016
Goods and services purchased	103	62
Employee benefits expense[1]	36	417
Restructuring and other costs included in EBITDA	139	479

1              Includes transformative compensation expense of $305 million recorded in other costs in the fourth quarter of 2016.

11.2 Operating indicators

The following measures are industry metrics that are useful in assessing the operating performance of a wireless and wireline telecommunications entity, but do not have a standardized meaning under IFRS-IASB.

Average revenue per subscriber unit per month (ARPU) for wireless subscribers is calculated as network revenue divided by the average number of subscriber units on the network during the period and is expressed as a rate per month.

Churn per month (or churn) is calculated as the number of subscriber units deactivated during a given period divided by the average number of subscriber units on the network during the period and is expressed as a rate per month. A TELUS, Koodo or Public Mobile brand prepaid wireless subscriber is deactivated when the subscriber has no usage for 90 days following expiry of the prepaid credits.

Wireless subscriber unit (subscriber) is defined as an active mobile recurring revenue-generating unit (e.g. mobile phone, tablet or mobile Internet key) with a unique subscriber identifier (SIM or IMEI number). In addition, TELUS has a direct billing or support relationship with the user of each device. Subscriber units exclude machine-to-machine devices (a subset of the Internet of Things), such as those used for asset tracking, remote control monitoring and meter readings, vending machines and wireless automated teller machines.

Wireline subscriber connection is defined as an active recurring revenue-generating unit that has access to stand-alone services, including fixed Internet access, TELUS TV and residential network access lines (NALs). In addition, TELUS has a direct billing or support relationship with the user of each service. Reported subscriber units exclude business NALs, as the impact of migrating from voice lines to IP services has led to business NAL losses without a similar decline in revenue, thus diminishing its relevance as a key performance indicator.

110 • TELUS 2017 ANNUAL REPORT

CONSOLIDATED FINANCIAL STATEMENTS

Report of management on internal control over financial reporting

Management of TELUS Corporation (TELUS, or the Company) is responsible for establishing and maintaining adequate internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting.

TELUS’ President and Chief Executive Officer and Executive Vice-President and Chief Financial Officer have assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2017, in accordance with the criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Internal control over financial reporting is a process designed by, or under the supervision of, the President and Chief Executive Officer and the Executive Vice-President and Chief Financial Officer and effected by the Board of Directors, management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

Due to its inherent limitations, internal control over financial reporting may not prevent or detect misstatements on a timely basis. Also, projections of any evaluation of the effectiveness of internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Based on the assessment referenced in the preceding paragraph, management has determined that the Company’s internal control over financial reporting is effective as of December 31, 2017. In connection with this assessment, no material weaknesses in the Company’s internal control over financial reporting were identified by management as of December 31, 2017.

Deloitte LLP, an Independent Registered Public Accounting Firm, audited the Company’s Consolidated financial statements for the year ended December 31, 2017, and as stated in the Report of Independent Registered Public Accounting Firm, they have expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting as of December 31, 2017.

Doug French	Darren Entwistle

Executive Vice-President	President

and Chief Financial Officer	and Chief Executive Officer

February 8, 2018	February 8, 2018

TELUS 2017 ANNUAL REPORT • 111

Report of independent registered public accounting firm

To the Board of Directors and Shareholders of TELUS Corporation

Opinion on the Consolidated Financial Statements
We have audited the accompanying consolidated financial statements of TELUS Corporation and subsidiaries (the Company), which comprise the consolidated statements of financial position as at December 31, 2017 and December 31, 2016, the consolidated statements of income and other comprehensive income, consolidated statements of changes in owners’ equity and consolidated statements of cash flows for the years then ended, and the related notes, including a summary of significant accounting policies and other explanatory information (collectively referred to as the financial statements).

In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2017 and December 31, 2016, and its financial performance and its cash flows for the years then ended, in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Report on Internal Control over Financial Reporting

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2017, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 8, 2018, expressed an unqualified opinion on the Company’s internal control over financial reporting.

Basis for Opinion

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement, whether due to fraud or error. Those standards also require that we comply with ethical requirements. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB. Further, we are required to be independent of the Company in accordance with the ethical requirements that are relevant to our audit of the financial statements in Canada and to fulfill our other ethical responsibilities in accordance with these requirements.

An audit includes performing procedures to assess the risks of material misstatement of the financial statements, whether due to fraud or error, and performing procedures that respond to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the Company’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances. An audit also includes evaluating the appropriateness of accounting policies and principles used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a reasonable basis for our audit opinion.

Deloitte LLP

Chartered Professional Accountants

Vancouver, Canada

February 8, 2018

We have served as the Company’s auditor since 2002.

112 • TELUS 2017 ANNUAL REPORT

CONSOLIDATED FINANCIAL STATEMENTS

Report of independent registered public accounting firm

To the Board of Directors and Shareholders of TELUS Corporation

Opinion on Internal Control over Financial Reporting

We have audited the internal control over financial reporting of TELUS Corporation and subsidiaries (the Company) as of December 31, 2017, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2017, based on criteria established in Internal Control – Integrated Framework (2013) issued by COSO.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB) and Canadian generally accepted auditing standards, the consolidated financial statements as of and for the year ended December 31, 2017, of the Company and our report dated February 8, 2018, expressed an unmodified/unqualified opinion on those financial statements.

Basis for Opinion

The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Report of Management on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control over Financial Reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Deloitte LLP

Chartered Professional Accountants

Vancouver, Canada

February 8, 2018

TELUS 2017 ANNUAL REPORT • 113

Consolidated statements of income and other comprehensive income

Years ended December 31 (millions except per share amounts)	Note	2017	2016
Operating Revenues
Service		$12,478	$12,000
Equipment		724	725
Revenues arising from contracts with customers		13,202	12,725
Other operating income	7	102	74
		13,304	12,799
Operating Expenses
Goods and services purchased		5,935	5,631
Employee benefits expense	8	2,595	2,939
Depreciation	17	1,617	1,564
Amortization of intangible assets	18	552	483
		10,699	10,617
Operating Income		2,605	2,182
Financing costs	9	573	520
Income Before Income Taxes		2,032	1,662
Income taxes	10	553	426
Net Income		1,479	1,236
Other Comprehensive Income	11
Items that may subsequently be reclassified to income
Change in unrealized fair value of derivatives designated as cash flow hedges		19	(20)
Foreign currency translation adjustment arising from translating financial statements of foreign operations		5	5
Change in unrealized fair value of available-for-sale financial assets		(11)	–
		13	(15)
Item never subsequently reclassified to income
Employee defined benefit plans re-measurements		(172)	–
		(159)	(15)
Comprehensive Income		$1,320	$1,221
Net Income Attributable to:
Common Shares		$1,460	$1,223
Non-controlling interests		19	13
		$1,479	$1,236
Comprehensive Income Attributable to:
Common Shares		$1,297	$1,206
Non-controlling interests		23	15
		$1,320	$1,221
Net Income Per Common Share	12
Basic		$2.46	$2.06
Diluted		$2.46	$2.06
Total Weighted Average Common Shares Outstanding
Basic		593	592
Diluted		593	593

The accompanying notes are an integral part of these consolidated financial statements.

114 • TELUS 2017 ANNUAL REPORT

CONSOLIDATED FINANCIAL STATEMENTS

Consolidated statements of financial position

As at December 31 (millions)	Note	2017	2016
Assets
Current assets
Cash and temporary investments, net		$509	$432
Accounts receivable	6	1,623	1,471
Income and other taxes receivable		96	9
Inventories	1(p)	378	318
Prepaid expenses		260	233
Current derivative assets	4(h)	18	11
		2,884	2,474
Non-current assets
Property, plant and equipment, net	17	11,368	10,464
Intangible assets, net	18	10,658	10,364
Goodwill, net	18	4,217	3,787
Other long-term assets	20	421	640
		26,664	25,255
		$29,548	$27,729
Liabilities and Owners’ Equity
Current liabilities
Short-term borrowings	22	$100	$100
Accounts payable and accrued liabilities	23	2,460	2,330
Income and other taxes payable		34	37
Dividends payable	13	299	284
Advance billings and customer deposits	24	782	737
Provisions	25	78	124
Current maturities of long-term debt	26	1,404	1,327
Current derivative liabilities	4(h)	33	12
		5,190	4,951
Non-current liabilities
Provisions	25	492	395
Long-term debt	26	12,256	11,604
Other long-term liabilities	27	847	736
Deferred income taxes	10(b)	2,500	2,107
		16,095	14,842
Liabilities		21,285	19,793
Owners’ equity
Common equity	28	8,221	7,917
Non-controlling interests		42	19
		8,263	7,936
		$29,548	$27,729
Contingent Liabilities	29

The accompanying notes are an integral part of these consolidated financial statements.

Approved by the Directors:

William A. MacKinnon	R.H. Auchinleck

Director	Director

TELUS 2017 ANNUAL REPORT • 115

Consolidated statements of changes in owners’ equity

		Common equity
		Equity contributed				Accumulated other comprehensive income
		Common Shares (Note 28)						Non- controlling interests
(millions)	Note	Number of shares	Share capital	Contributed surplus	Retained earnings		Total		Total
Balance as at January 1, 2016		594	$ 5,050	$ 135	$ 2,428	$ 59	$ 7,672	$ –	$ 7,672
Net income		–	–	–	1,223	–	1,223	13	1,236
Other comprehensive income	11	–	–	–	–	(17)	(17)	2	(15)
Dividends	13	–	–	–	(1,091)	–	(1,091)	–	(1,091)
Treasury shares acquired	14(a), 28(b)	(1)	(45)	–	–	–	(45)	–	(45)
Shares settled from Treasury	14(a), 28(b)	1	44	–	(3)	–	41	–	41
Share option award net-equity settlement feature	14(d)	–	2	(2)	–	–	–	–	–
Normal course issuer bid purchase of Common Shares		(4)	(36)	–	(129)	–	(165)	–	(165)
Reversal of opening liability for automatic share purchase plan commitment pursuant to normal course issuer bids for Common Shares	28(b)	–	14	–	46	–	60	–	60
Change in ownership interests of subsidiary	1(a), 31(b)	–	–	239	–	–	239	4	243
Balance as at December 31, 2016		590	$ 5,029	$ 372	$ 2,474	$ 42	$ 7,917	$ 19	$ 7,936
Balance as at January 1, 2017		590	$ 5,029	$ 372	$ 2,474	$ 42	$ 7,917	$ 19	$ 7,936
Net income		–	–	–	1,460	–	1,460	19	1,479
Other comprehensive income	11	–	–	–	(172)	9	(163)	4	(159)
Dividends	13	–	–	–	(1,167)	–	(1,167)	–	(1,167)
Dividends reinvested and optional cash payments		2	71	–	–	–	71	–	71
Share option award net-equity settlement feature	14(d)	1	2	(2)	–	–	–	–	–
Issue of shares in business combination		2	100	–	–	–	100	–	100
Other		–	3	–	–	–	3	–	3
Balance as at December 31, 2017		595	$ 5,205	$ 370	$ 2,595	$ 51	$ 8,221	$ 42	$ 8,263

The accompanying notes are an integral part of these consolidated financial statements.

116 • TELUS 2017 ANNUAL REPORT

CONSOLIDATED FINANCIAL STATEMENTS

Consolidated statements of cash flows

Years ended December 31 (millions)	Note	2017	2016
Operating Activities
Net income		$ 1,479	$ 1,236
Adjustments to reconcile net income to cash provided by operating activities:
Depreciation and amortization		2,169	2,047
Deferred income taxes	10	430	(42)
Share-based compensation expense, net	14(a)	17	(2)
Net employee defined benefit plans expense	15(b),(g)	82	93
Employer contributions to employee defined benefit plans		(67)	(71)
Other		(21)	29
Net change in non-cash operating working capital	31(a)	(142)	(71)
Cash provided by operating activities		3,947	3,219
Investing Activities
Cash payments for capital assets, excluding spectrum licences	31(a)	(3,081)	(2,752)
Cash payments for spectrum licences		–	(145)
Cash payments for acquisitions, net	18(b)	(564)	(90)
Real estate joint ventures advances and contributions	21(c)	(26)	(33)
Real estate joint ventures receipts	21(c)	18	103
Proceeds on dispositions		28	3
Other		(18)	(9)
Cash used by investing activities		(3,643)	(2,923)
Financing Activities	31(b)
Dividends paid to holders of Common Shares	13(a)	(1,082)	(1,070)
Purchases of Common Shares for cancellation	28(b)	–	(179)
Long-term debt issued	26	6,367	5,726
Redemptions and repayment of long-term debt	26	(5,502)	(4,843)
Issue of shares by subsidiary to non-controlling interests	1(a)	(1)	294
Other		(9)	(15)
Cash used by financing activities		(227)	(87)
Cash Position
Increase in cash and temporary investments, net		77	209
Cash and temporary investments, net, beginning of period		432	223
Cash and temporary investments, net, end of period		$ 509	$ 432
Supplemental Disclosure of Operating Cash Flows
Interest paid		$ (539)	$ (510)
Interest received		$ 7	$ 4
Income taxes paid, net		$ (191)	$ (600)

The accompanying notes are an integral part of these consolidated financial statements.

TELUS 2017 ANNUAL REPORT • 117

Notes to consolidated financial statements

December 31, 2017

TELUS Corporation is one of Canada’s largest telecommunications companies, providing a wide range of telecommunications services and products, including wireless and wireline voice and data. Data services include: Internet protocol; television; hosting, managed information technology and cloud-based services; healthcare solutions; business process outsourcing; and home security.

TELUS Corporation was incorporated under the Company Act (British Columbia) on October 26, 1998, under the name BCT.TELUS Communications Inc. (BCT). On January 31, 1999, pursuant to a court-approved plan of arrangement under the Canada Business Corporations Act among BCT, BC TELECOM Inc. and the former Alberta-based TELUS Corporation (TC), BCT acquired all of the shares of BC TELECOM Inc. and TC in exchange for Common Shares and Non-Voting Shares of BCT, and BC TELECOM Inc. was dissolved. On May 3, 2000, BCT changed its name to TELUS Corporation and in February 2005, TELUS Corporation transitioned under the Business Corporations Act (British Columbia), successor to the Company Act (British Columbia). TELUS Corporation maintains its registered office at Floor 7, 510 West Georgia Street, Vancouver, British Columbia, V6B 0M3.

The terms “TELUS”, “we”, “us”, “our” or “ourselves” are used to refer to TELUS Corporation and, where the context of the narrative permits or requires, its subsidiaries.

118 • TELUS 2017 ANNUAL REPORT

CONSOLIDATED FINANCIAL STATEMENTS: NOTE 1

1 Summary of significant accounting policies

Our consolidated financial statements are expressed in Canadian dollars. The generally accepted accounting principles that we use are International Financial Reporting Standards as issued by the International Accounting Standards Board (IFRS-IASB) and Canadian generally accepted accounting principles.

Generally accepted accounting principles require that we disclose the accounting policies we have selected in those instances where we have been obligated to choose from among various accounting policies that comply with generally accepted accounting principles. In certain other instances, including those in which no selection among policies is allowed, we are also required to disclose how we have applied certain accounting policies. In the selection and application of accounting policies we consider, among other factors, the fundamental qualitative characteristics of useful financial information, namely relevance and faithful representation. In our assessment, our required accounting policy disclosures are not all equally significant for us, as set out in the accompanying table; their relative significance for us will evolve over time as we do.

These consolidated financial statements for each of the years ended December 31, 2017 and 2016, were authorized by our Board of Directors for issue on February 8, 2018.

(a) Consolidation

Our consolidated financial statements include our accounts and the accounts of all of our subsidiaries, the principal one of which is TELUS Communications Inc., in which we have a 100% equity interest. TELUS Communications Inc. includes substantially all of our wireless and wireline operations.

Our financing arrangements and those of our wholly owned subsidiaries do not impose restrictions on inter-corporate dividends.

On a continuing basis, we review our corporate organization and effect changes as appropriate so as to enhance the value of TELUS Corporation. This process can, and does, affect which of our subsidiaries are considered principal subsidiaries at any particular point in time.

During the year ended December 31, 2016, there was a change in our ownership interest in our TELUS International (Cda) Inc. subsidiary, which encompasses our TELUS International operations, resulting from the issuance of shares to Baring Private Equity Asia for approximately $302 million, exclusive of net transaction costs. We continue to control and consolidate this subsidiary, and the shares it issued to Baring Private Equity Asia are accounted for as a 35% non-controlling interest. Associated with this transaction, an amount equal to 35% of the net book value of the subsidiary has been credited to non-controlling interest in our Consolidated statements of changes in owners’ equity, and the net balance of the proceeds has been credited to contributed surplus.

Accounting policy
requiring a more significant
choice among policies
and/or a more significant
application of judgment
Accounting policy	Yes	No
GENERAL APPLICATION
(a) Consolidation		X
(b) Use of estimates and judgments	X
(c) Financial instruments – recognition and measurement		X
(d) Hedge accounting		X
RESULTS OF OPERATIONS FOCUSED
(e) Revenue recognition	X
(f) Government assistance		X
(g) Cost of acquisition and advertising costs		X
(h) Research and development		X
(i) Depreciation, amortization and impairment	X
(j) Translation of foreign currencies		X
(k) Income and other taxes	X
(l) Share-based compensation		X
(m) Employee future benefit plans	X
FINANCIAL POSITION FOCUSED
(n) Cash and temporary investments, net		X
(o) Sales of trade receivables		X
(p) Inventories		X
(q) Property, plant and equipment; intangible assets	X
(r) Leases		X
(s) Investments		X

In connection with the issuance of shares to Baring Private Equity Asia, we have also arranged bank financing in the subsidiary company, as set out in Note 26(f).

(b) Use of estimates and judgments

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates, assumptions and judgments that affect: the reported amounts of assets and liabilities at the date of the financial statements; the disclosure of contingent assets and liabilities at the date of the financial statements; and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

TELUS 2017 ANNUAL REPORT • 119

Estimates

Examples of the significant estimates and assumptions that we make, and their relative significance and degree of difficulty, are set out in the graphic below.

• The recoverability of intangible assets with indefinite lives (see Note 18(e) for discussion of key assumptions) • The recoverability of goodwill (see Note 18(e) for discussion of key assumptions)	• Certain actuarial and economic assumptions used in determining defined benefit pension costs and accrued pension benefit obligations (see Note 15(e) for discussion of key assumptions)
• Determination of the amount and composition of income and other tax assets and liabilities, including the amount of unrecognized tax benefits	• The estimated useful lives of assets (see (i) following) • Certain economic assumptions used in provisioning for asset retirement obligations (see (q) following)
• Amounts for net identifiable assets acquired in business combinations and provisions related to business combinations • The recoverability of long-term investments	• The recoverability of tangible and intangible assets subject to amortization	• Determination of the allowance for doubtful accounts • Determination of the allowance for inventory obsolescence

Judgments

Examples of our significant judgments, apart from those involving estimation, include the following:

•              Assessments about whether line items are sufficiently material to warrant separate presentation in the primary financial statements and, if not, whether they are sufficiently material to warrant separate presentation in the notes to the financial statements. In the normal course, we make changes to our assessments regarding materiality for presentation so that they reflect current economic conditions. Due consideration is given to the view that it is reasonable to expect differing opinions of what is, and is not, material.

•              In respect of revenue-generating transactions, we must make judgments that affect the timing of the recognition of revenue. See Note 2(b) for significant changes to IFRS-IASB which are not yet effective and have not yet been applied, but which will significantly affect the timing of the recognition of revenue and the classification of revenues presented as either service or equipment revenues.

•              We must make judgments about when we have satisfied our performance obligations to our customers, either over a period of time or at a point in time. Service revenues are recognized based upon customers’ access to, or usage of, our telecommunications infrastructure; we believe that this method faithfully depicts the transfer of the services, and thus the revenues are recognized as the services are made available and/or rendered. We consider our performance obligations arising from the sale of equipment to have been satisfied when the equipment has been delivered to, and accepted by, the end-user customers (see (e) following).

•             Principally in the context of revenue-generating transactions involving wireless handsets, we must make judgments about whether third party re-sellers that deliver equipment to our customers are acting in the transaction as principals or as our agents. Upon due consideration of the relevant indicators, we believe that the decision to consider the re-sellers to be acting, solely for accounting purposes, as our agents is more representative of the economic substance of the transactions, as we are the primary obligor to the end-user customers. The effect of this judgment is that no equipment revenue is recognized upon the transfer of inventory to third-party re-sellers.

•              The decision to depreciate and amortize any property, plant, equipment and intangible assets that are subject to amortization on a straight-line basis, as we believe that this method reflects the consumption of resources related to the economic lifespan of those assets better than an accelerated method and is more representative of the economic substance of the underlying use of those assets.

•              The preparation of financial statements in accordance with generally accepted accounting principles requires management to make judgments that affect the financial statement disclosure of information regularly reviewed by our chief operating decision-maker used to make resource allocation decisions and to assess performance (segment information, Note 5). A significant judgment we make is in respect of distinguishing between our wireless and wireline operations and cash flows, such distinction having been significantly affected by the convergence and integration of our wireless and wireline telecommunications infrastructure technology and operations. Less than one-half of the operating expenses included in the segment performance measure currently reported to our chief operating decision-maker are direct costs; judgment, largely based upon historical experience, is applied in apportioning indirect costs which are not objectively distinguishable between our wireless and wireline operations.

Through December 31, 2015, our judgment was that our wireless and wireline telecommunications infrastructure technology and operations had not experienced sufficient convergence to objectively make their respective operations and cash flows practically indistinguishable. The continued build-out of our technology-agnostic fibre-optic infrastructure, in combination with converged edge network technology, has significantly affected this judgment, as has the commercialization of fixed-wireless solutions.

It has become increasingly impractical to objectively distinguish between our wireless and wireline operations and cash flows, and the assets from which those cash flows arise. Our judgment as to whether these operations can continue to be judged to be individual components of the business and discrete operating segments may change.

120 • TELUS 2017 ANNUAL REPORT

CONSOLIDATED FINANCIAL STATEMENTS: NOTE 1

The increasing impracticality of objectively distinguishing between our wireless and wireline cash flows, and the assets from which those cash flows arise, is evidence of their increasing interdependence; this may result in the unification of the wireless cash-generating unit and the wireline cash-generating unit as a single cash-generating unit for impairment testing purposes in the future. As our business continues to evolve, new cash-generating units may develop.

•              The view that our spectrum licences granted by Innovation, Science and Economic Development Canada will likely be renewed; that we intend to renew them; that we believe we have the financial and operational ability to renew them; and thus, that they have an indefinite life, as discussed further in Note 18(d).

•              In connection with the annual impairment testing of intangible assets with indefinite lives and goodwill, there are instances in which we must exercise judgment in allocating our net assets, including shared corporate and administrative assets, to our cash-generating units when determining their carrying amounts. These judgments are necessary because of the convergence that our wireless and wireline telecommunications infrastructure technology and operations have experienced to date, and because of our continuous development. There are instances in which similar judgments must also be made in respect of future capital expenditures in support of both wireless and wireline operations, which are a component of the determination of recoverable amounts used in the annual impairment testing, as discussed further in Note 18(e).

•              In respect of claims and lawsuits, as discussed further in Note 29(a), the determination of whether an item is a contingent liability or whether an outflow of resources is probable and thus needs to be accounted for as a provision.

(c) Financial instruments – recognition and measurement

In respect of the recognition and measurement of financial instruments, we have adopted the following policies:

Accounting classification

	Fair value			Other	Part of a cash
	through net	Loans and	Available-	financial	flow hedging
Financial instrument	income[1,2]	receivables	for-sale[3]	liabilities	relationship[3]
Measured at amortized cost
Accounts receivable		X**
Construction credit facilities advances to real estate joint ventures		X**
Short-term obligations				X**
Accounts payable				X**
Provisions				X**
Long-term debt				X**
Measured at fair value
Cash and temporary investments	X*
Long-term investments (not subject to significant influence)[4]			X***
Foreign exchange derivatives	X*				X
Share-based compensation derivatives	X*				X

*	Will be classified as fair value through net income upon application of IFRS 9, Financial Instruments, as discussed further in Note 2(b).
**	Will be classified as amortized cost upon application of IFRS 9, Financial Instruments, as discussed further in Note 2(b).
***

On an investment-by-investment basis, will be classified as either fair value through net income or fair value through other comprehensive income upon application of IFRS 9, Financial Instruments, as discussed further in Note 2(b).

1              Classification includes financial instruments held for trading. Certain qualifying financial instruments that are not required to be classified as held for trading may be classified as held for trading if we so choose.

2              Unrealized changes in the fair values of financial instruments are included in net income.

3              Unrealized changes in the fair values of financial instruments classified as available-for-sale, or the effective portion of unrealized changes in the fair values of financial instruments held for hedging, are included in other comprehensive income.

4              Long-term investments over which we do not have significant influence are classified as available-for-sale. In respect of investments in securities for which the fair values can be reliably measured, we determine the classification on an investment-by-investment basis at the time of initial recognition.

•           Trade receivables that may be sold to an arm’s-length securitization trust are accounted for as loans and receivables. We have selected this classification as the benefits of selecting the available-for-sale classification were not expected to exceed the costs of selecting and implementing that classification.

•           Long-term investments over which we do not have significant influence are accounted for as available-for-sale. We have selected this classification as we believe that it better reflects management’s investment intentions.

•           Derivatives that are part of an established and documented cash flow hedging relationship are accounted for as held for hedging. We believe that classification as held for hedging results in a better matching of the change in the fair value of the derivative financial instrument with the risk exposure being hedged.

In respect of hedges of anticipated transactions, hedge gains/ losses are included with the expenditure and are expensed when the transaction is recognized in our results of operations. We have selected this method as we believe that it results in a better matching of the hedge gains/losses with the risk exposure being hedged.

Derivatives that are not part of a documented cash flow hedging relationship are accounted for as held for trading and thus are measured at fair value through net income.

•              Regular-way purchases or sales of financial assets or financial liabilities (purchases or sales that require actual delivery of financial assets or financial liabilities) are recognized on the settlement date. We have selected this method as the benefits of using the trade date method were not expected to exceed the costs of selecting and implementing that method.

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•              Transaction costs, other than in respect of items held for trading, are added to the initial fair value of the acquired financial asset or financial liability. We have selected this method as we believe that it results in a better matching of the transaction costs with the periods in which we benefit from the transaction costs.

(d) Hedge accounting

General

We apply hedge accounting to the financial instruments used to: establish designated currency hedging relationships for certain U.S. dollar-denominated future purchase commitments and debt repayments, as set out in Note 4(a) and (d); and fix the compensation cost arising from specific grants of restricted stock units, as set out in Note 4(f) and discussed further in Note 14(b).

Hedge accounting

The purpose of hedge accounting, in respect of our designated hedging relationships, is to ensure that counterbalancing gains and losses are recognized in the same periods. We have chosen to apply hedge accounting as we believe this is more representative of the economic substance of the underlying transactions.

In order to apply hedge accounting, a high correlation (which indicates effectiveness) is required in the offsetting changes in the risk-associated values of the financial instruments (the hedging items) used to establish the designated hedging relationships and all, or a part, of the asset, liability or transaction having an identified risk exposure that we have taken steps to modify (the hedged items). We assess the anticipated effectiveness of designated hedging relationships at inception and their actual effectiveness for each reporting period thereafter. We consider a designated hedging relationship to be effective if the following critical terms match between the hedging item and the hedged item: the notional amount of the hedging item and the principal amount of the hedged item; maturity dates; payment dates; and interest rate index (if, and as, applicable). As set out in Note 4(i), any ineffectiveness, such as would result from a difference between the notional amount of the hedging item and the principal amount of the hedged item, or from a previously effective designated hedging relationship becoming ineffective, is reflected in the Consolidated statements of income and other comprehensive income as Financing costs if in respect of long-term debt, as Goods and services purchased if in respect of U.S. dollar-denominated future purchase commitments or as Employee benefits expense if in respect of share-based compensation.

Hedging assets and liabilities

In the application of hedge accounting, an amount (the hedge value) is recorded in the Consolidated statements of financial position in respect of the fair value of the hedging items. The net difference, if any, between the amounts recognized in the determination of net income and the amounts necessary to reflect the fair value of the designated cash flow hedging items recorded in the Consolidated statements of financial position is recognized as a component of Other comprehensive income, as set out in Note 11.

In the application of hedge accounting to the compensation cost arising from share-based compensation, the amount recognized in the determination of net income is the amount that counterbalances the difference between the quoted market price of our Common Shares at the statement of financial position date and the price of our Common Shares in the hedging items.

(e) Revenue recognition

General

We earn the majority of our revenues (wireless: network revenues (voice and data); wireline: data revenues (which include: Internet protocol; television; hosting, managed information technology and cloud-based services; business process outsourcing; certain healthcare solutions; and home security) and voice revenues) from access to, and usage of, our telecommunications infrastructure. The majority of the balance of our revenues (wireless equipment and other) arises from providing services and products facilitating access to, and usage of, our telecommunications infrastructure.

We offer complete and integrated solutions to meet our customers’ needs. These solutions may involve deliveries of multiple services and products that occur at different points in time and/or over different periods of time; as referred to in (b), this is a significant judgment for us. As appropriate, these multiple element arrangements are separated into their component accounting units, consideration is measured and allocated among the accounting units based upon their relative fair values (derived using Company-specific objective evidence) and our relevant revenue recognition policies are then applied to the accounting units. (We estimate that approximately two-thirds of our revenues arise from multiple element arrangements.) A limitation cap restricts the consideration allocated to services or products currently transferred in multiple element arrangements to an amount that is not contingent upon either delivering additional items or meeting other specified performance conditions. A new revenue accounting standard, which has not yet been applied but must be adopted by January 1, 2018, prohibits the use of a limitation cap, as discussed further in Note 2.

When we receive no identifiable, separable benefit for consideration given to a customer (e.g. discounts and rebates), the consideration is recorded as a reduction of revenue rather than as an expense.

Multiple contracts with a single customer are normally accounted for as separate arrangements. In instances where multiple contracts are entered into with a customer in a short period of time, the contracts are reviewed as a group to ensure that, as with multiple element arrangements, their relative fair values are appropriate.

Lease accounting is applied to an accounting unit if it conveys to a customer the right to use a specific asset but does not convey the risks and/or benefits of ownership.

Our revenues are recorded net of any value-added and/or sales taxes billed to the customer concurrent with a revenue-generating transaction.

Voice and data

We recognize revenues on an accrual basis and include an estimate of revenues earned but unbilled. Wireless and wireline service revenues are recognized based upon access to, and usage of, our telecommunications infrastructure and upon contract fees.

Advance billings are recorded when billing occurs prior to provision of the associated services; such advance billings are recognized as revenue in the period in which the services are provided. Similarly, and as appropriate, upfront customer activation and connection fees are deferred and recognized over the average expected term of the customer relationship.

We use the liability method of accounting for the amounts of our quality of service rate rebates that arise from the jurisdiction of the Canadian Radio-television and Telecommunications Commission (CRTC).

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The CRTC has established a mechanism to subsidize local exchange carriers, such as ourselves, that provide residential basic telephone service to high cost serving areas. The CRTC has determined the per network access line/per band subsidy rate for all local exchange carriers. We recognize the subsidy on an accrual basis by applying the subsidy rate to the number of residential network access lines we provide in high cost serving areas, as discussed further in Note 7. Differences, if any, between interim and final subsidy rates set by the CRTC are accounted for as a change in estimate in the period in which the CRTC finalizes the subsidy rate.

Other and wireless equipment

We recognize product revenues, including amounts related to wireless handsets sold to re-sellers and customer premises equipment, when the products are both delivered to and accepted by the end-user customers, irrespective of which supply channel delivers the product. With respect to wireless handsets sold to re-sellers, we consider ourselves to be the principal and primary obligor to the end-user customers. Revenues from operating leases of equipment are recognized on a systematic and rational basis (normally a straight-line basis) over the term of the lease.

Non-high cost serving area deferral account

In an effort to foster competition for residential basic service in non-high cost serving areas, the concept of a deferral account mechanism was introduced by the CRTC in 2002 as an alternative to mandating price reductions. We use the liability method of accounting for the deferral account. We discharge the deferral account liability by undertaking qualifying actions. We recognize the amortization (over a period no longer than three years) of a proportionate share of the deferral account as qualifying actions are completed. Such amortization is included as a component of government assistance in Other operating income, as set out in Note 7.

(f) Government assistance

We recognize government assistance amounts on an accrual basis as the subsidized services are provided or as the subsidized costs are incurred. As set out in Note 7, government assistance amounts are included in the Consolidated statements of income and other comprehensive income as Other operating income.

(g) Cost of acquisition and advertising costs

The total cost of wireless equipment sold to customers and any commissions and advertising and promotion costs related to initial customer acquisition are expensed as incurred; the cost of equipment we own that is situated at customers’ premises and associated installation costs are capitalized as incurred. Costs of acquiring customers that are expensed are included in the Consolidated statements of income and other comprehensive income as a component of Goods and services purchased, with the exception of amounts paid to our employees, which are included as Employee benefits expense. Costs of advertising production, advertising airtime and advertising space are expensed as incurred.

See Note 2(b) for significant changes to IFRS-IASB which we will apply commencing with our fiscal year ended December 31, 2018, and which will significantly affect the timing of the recognition of costs of acquiring customers.

(h) Research and development

Research and development costs are expensed unless development costs meet certain identifiable criteria for capitalization. Capitalized development costs are amortized over the life of the related commercial production, or in the case of serviceable property, plant and equipment, are included in the appropriate property group and are depreciated over the group’s estimated useful life.

(i) Depreciation, amortization and impairment

Depreciation and amortization

Assets are depreciated on a straight-line basis over their estimated useful lives as determined by a continuing program of asset life studies. Depreciation includes amortization of assets under finance leases and amortization of leasehold improvements. Leasehold improvements are normally amortized over the lesser of their expected average service life or the term of the lease. Intangible assets with finite lives (intangible assets subject to amortization) are amortized on a straight-line basis over their estimated useful lives, which are reviewed at least annually and adjusted as appropriate. As referred to in (b), the use of a straight-line basis of depreciation and amortization is a significant judgment for us.

Estimated useful lives for the majority of our property, plant and equipment subject to depreciation are as follows:

Estimated useful lives[1]
Network assets
Outside plant	17 to 40 years
Inside plant	4 to 25 years
Wireless site equipment	5 to 7 years
Balance of depreciable property, plant and equipment	3 to 40 years

1              The composite depreciation rate for the year ended December 31, 2017, was 5.0% (2016 – 5.0%). The rate is calculated by dividing depreciation expense by an average of the gross book value of depreciable assets over the reporting period.

Estimated useful lives for the majority of our intangible assets subject to amortization are as follows:

Estimated useful lives
Wireline subscriber base	25 years
Customer contracts, related customer relationships and leasehold interests	4 to 10 years
Software	2 to 10 years
Access to rights-of-way and other	5 to 30 years

Impairment – general

Impairment testing compares the carrying values of the assets or cash-generating units being tested with their recoverable amounts (the recoverable amount being the greater of an asset’s or a cash-generating unit’s value in use or its fair value less costs to sell); as referred to in (b), this is a significant estimate for us. Impairment losses are immediately recognized to the extent that the carrying value of an asset or cash-generating unit exceeds its recoverable amount. Should the recoverable amounts for impaired assets or cash-generating units subsequently increase, the impairment losses previously recognized (other than in respect of goodwill) may be reversed to the extent that the reversal is not a result of “unwinding of the discount” and that the resulting carrying values do not exceed the carrying values that would have been the result if no impairment losses had been previously recognized.

Impairment – property, plant and equipment; intangible assets subject to amortization

The continuing program of asset life studies considers such items as the timing of technological obsolescence, competitive pressures and future infrastructure utilization plans; these considerations could also indicate

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that the carrying value of an asset may not be recoverable. If the carrying value of an asset were not considered to be recoverable, an impairment loss would be recorded.

Impairment – intangible assets with indefinite lives; goodwill

The carrying values of intangible assets with indefinite lives and goodwill are periodically tested for impairment. The frequency of the impairment testing is generally the reciprocal of the stability of the relevant events and circumstances, but intangible assets with indefinite lives and goodwill must, at a minimum, be tested annually; we have selected December as our annual test date.

We assess our intangible assets with indefinite lives by comparing the recoverable amounts of our cash-generating units to their carrying values (including the intangible assets with indefinite lives allocated to a cash-generating unit, but excluding any goodwill allocated to a cash-generating unit). To the extent that the carrying value of a cash-generating unit (including the intangible assets with indefinite lives allocated to the cash-generating unit, but excluding any goodwill allocated to the cash-generating unit) exceeds its recoverable amount, the excess amount would be recorded as a reduction in the carrying value of intangible assets with indefinite lives.

Subsequent to assessing intangible assets with indefinite lives, we assess goodwill by comparing the recoverable amounts of cash-generating units to their carrying values (including the intangible assets with indefinite lives and the goodwill allocated to a cash-generating unit). To the extent that the carrying value of a cash-generating unit (including the intangible assets with indefinite lives and the goodwill allocated to the cash-generating unit) exceeds its recoverable amount, the excess amount would first be recorded as a reduction in the carrying value of goodwill and any remainder would be recorded as a reduction in the carrying values of the assets of the cash-generating unit on a pro-rated basis.

(j) Translation of foreign currencies

Trade transactions completed in foreign currencies are translated into Canadian dollars at the rates of exchange prevailing at the time of the transactions. Monetary assets and liabilities denominated in foreign currencies are translated into Canadian dollars at the rate of exchange in effect at the statement of financial position date, with any resulting gain or loss recorded in the Consolidated statements of income and other comprehensive income as a component of Financing costs, as set out in Note 9. Hedge accounting is applied in specific instances, as discussed further in (d) preceding.

We have foreign subsidiaries that do not have the Canadian dollar as their functional currency. Foreign exchange gains and losses arising from the translation of these foreign subsidiaries’ accounts into Canadian dollars subsequent to January 1, 2010, the date of our transition to IFRS-IASB, are reported as a component of other comprehensive income, as set out in Note 11.

(k) Income and other taxes

We follow the liability method of accounting for income taxes; as referred to in (b), this is a significant estimate for us. Under this method, current income taxes are recognized for the estimated income taxes payable for the current year. Deferred income tax assets and liabilities are recognized for temporary differences between the tax and accounting bases of assets and liabilities, and also for any benefits of losses and Investment Tax Credits available to be carried forward to future years for tax purposes that are more likely than not to be realized. The amounts recognized in respect of deferred income tax assets and liabilities are based upon the expected timing of the reversal of temporary differences or the usage of tax losses and the application of the substantively enacted tax rates at the time of reversal or usage.

We account for any changes in substantively enacted income tax rates affecting deferred income tax assets and liabilities in full in the period in which the changes are substantively enacted. We account for changes in the estimates of tax balances for prior years as estimate revisions in the period in which changes in the estimates arise; we have selected this approach as its emphasis on the statement of financial position is more consistent with the liability method of accounting for income taxes.

Our operations are complex and the related tax interpretations, regulations, legislation and jurisprudence are continually changing. As a result, there are usually some tax matters in question that result in uncertain tax positions. We only recognize the income tax benefit of an uncertain tax position when it is more likely than not that the ultimate determination of the tax treatment of the position will result in that benefit being realized. We accrue an amount for interest charges on current tax liabilities that have not been funded, which would include interest and penalties arising from uncertain tax positions. We include such charges in the Consolidated statements of income and other comprehensive income as a component of Financing costs.

Our research and development activities may be eligible to earn Investment Tax Credits, for which the determination of eligibility is a complex matter. We only recognize Investment Tax Credits when there is reasonable assurance that the ultimate determination of the eligibility of our research and development activities will result in the Investment Tax Credits being received, at which time they are accounted for using the cost reduction method, whereby such credits are deducted from the expenditures or assets to which they relate, as set out in Note 10(c).

(l) Share-based compensation

General

When share-based compensation vests in its entirety at one future point in time (cliff vesting), we recognize the expense on a straight-line basis over the vesting period. When share-based compensation vests in tranches (graded vesting), we recognize the expense using the accelerated expense attribution method. An estimate of forfeitures during the vesting period is made at the date of grant of such share-based compensation; this estimate is adjusted to reflect actual experience.

Restricted stock units

In respect of restricted stock units without market performance conditions, as set out in Note 14(b), we accrue a liability equal to the product of the number of vesting restricted stock units multiplied by the fair market value of the corresponding Common Shares at the end of the reporting period (unless hedge accounting is applied, as set out in (d) preceding). Similarly, we accrue a liability for the notional subset of our restricted stock units with market performance conditions using a fair value determined using a Monte Carlo simulation. The expense for restricted stock units that do not ultimately vest is reversed against the expense that was previously recorded in their respect.

Share option awards

A fair value for share option awards is determined at the date of grant and that fair value is recognized in the financial statements. Proceeds arising from the exercise of share option awards are credited to share

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capital, as are the recognized grant-date fair values of the exercised share option awards.

Share option awards that have a net-equity settlement feature, as set out in Note 14(d), are accounted for as equity instruments. We have selected the equity instrument fair value method of accounting for the net-equity settlement feature as it is consistent with the accounting treatment afforded to the associated share option awards.

(m) Employee future benefit plans

Defined benefit plans

We accrue amounts for our obligations under employee defined benefit plans and the related costs, net of plan assets. The cost of pensions and other retirement benefits earned by employees is actuarially determined using the accrued benefit method pro-rated on service and management’s best estimates of salary escalation and the retirement ages of employees. In the determination of net income, net interest for each plan, which is the product of the plan’s surplus (deficit) multiplied by the discount rate, is included as a component of Financing costs, as set out in Note 9.

An amount reflecting the effect of differences between the discount rate and the actual rate of return on plan assets is included as a component of employee defined benefit plan re-measurements within Other comprehensive income, as set out in Note 11 and Note 15. We determine the maximum economic benefit available from the plans’ assets on the basis of reductions in future contributions to the plans.

On an annual basis, at a minimum, the defined benefit plan key assumptions are assessed and revised as appropriate; as referred to in (b), these are significant estimates for us. When the defined benefit plan key assumptions fluctuate significantly relative to their immediately preceding year-end values, actuarial gains (losses) arising from such significant fluctuations are recognized on an interim basis.

Defined contribution plans

We use defined contribution accounting for the Telecommunication Workers Pension Plan and the British Columbia Public Service Pension Plan, which cover certain of our employees and provide defined benefits to their members. In the absence of any regulations governing the calculation of the share of the underlying financial position and plan performance attributable to each employer-participant, and in the absence of contractual agreements between the plans and the employer-participants related to the financing of any shortfall (or distribution of any surplus), we account for these plans as defined contribution plans in accordance with International Accounting Standard 19, Employee Benefits.

(n) Cash and temporary investments, net

Cash and temporary investments, which may include investments in money market instruments that are purchased three months or less from maturity, are presented net of outstanding items, including cheques written but not cleared by the related banks as at the statement of financial position date. Cash and temporary investments, net, are classified as a liability in the statement of financial position when the total amount of all cheques written but not cleared by the related banks exceeds the amount of cash and temporary investments. When cash and temporary investments, net, are classified as a liability, they may also include overdraft amounts drawn on our bilateral bank facilities, which revolve daily and are discussed further in Note 22.

(o) Sales of trade receivables

Sales of trade receivables in securitization transactions are recognized as collateralized short-term borrowings and thus do not result in our de-recognition of the trade receivables sold.

(p) Inventories

Our inventories primarily consist of wireless handsets, parts and accessories (totalling $320 million (2016 – totalling $266 million)) and communications equipment held for resale. Inventories are valued at the lower of cost and net realizable value, with cost being determined on an average cost basis. Previous write-downs to net realizable value are reversed if there is a subsequent increase in the value of the related inventories. Costs of goods sold for the year ended December 31, 2017, totalled $1.95 billion (2016 – $1.84 billion).

(q) Property, plant and equipment; intangible assets

General

Property, plant and equipment and intangible assets are recorded at historical cost, which for self-constructed property, plant and equipment includes materials, direct labour and applicable overhead costs. For internally developed, internal-use software, the historical cost recorded includes materials, direct labour and direct labour-related costs. Where property, plant and equipment construction projects are of sufficient size and duration, an amount is capitalized for the cost of funds used to finance construction, as set out in Note 9. The rate for calculating the capitalized financing cost is based on our weighted average cost of borrowing experienced during the reporting period.

When we sell property, plant and/or equipment, the net book value is netted against the sale proceeds and the difference, as set out in Note 7, is included in the Consolidated statements of income and other comprehensive income as Other operating income.

Asset retirement obligations

Provisions for liabilities, as set out in Note 25, are recognized for statutory, contractual or legal obligations, normally when incurred, associated with the retirement of property, plant and equipment (primarily certain items of outside plant and wireless site equipment) when those obligations result from the acquisition, construction, development and/or normal operation of the assets; as referred to in (b), this is a significant estimate for us. The obligations are measured initially at fair value, which is determined using present value methodology, and the resulting costs are capitalized as a part of the carrying value of the related asset. In subsequent periods, the liability is adjusted for the accretion of discount, for any changes in the market-based discount rate and for any changes in the amount or timing of the underlying future cash flows. The capitalized asset retirement cost is depreciated on the same basis as the related asset and the discount accretion, as set out in Note 9, is included in the Consolidated statements of income and other comprehensive income as a component of Financing costs.

(r) Leases

Leases are classified as finance or operating depending upon the terms and conditions of the contracts. See Note 2 for significant changes to IFRS-IASB which are not yet effective, but which we will apply in fiscal 2019, and which will significantly affect the timing of the recognition of operating lease expenses and their recognition in the Consolidated statement of financial position, as well as their classification in both the

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Consolidated statement of income and other comprehensive income and the Consolidated statement of cash flows.

Where we are the lessee, asset values recorded under finance leases are amortized on a straight-line basis over the period of expected use. Obligations recorded under finance leases are reduced by lease payments net of imputed interest.

(s) Investments

We account for our investments in companies over which we have significant influence using the equity method of accounting, whereby the investments are initially recorded at cost and subsequently adjusted to recognize our share of earnings or losses of the investee companies and any earnings distributions received. The excess of the cost of an equity investment over its underlying book value at the date of acquisition, except for goodwill, is amortized over the estimated useful lives of the underlying assets to which the excess cost is attributed.

Similarly, we account for our interests in the real estate joint ventures, discussed further in Note 21, using the equity method of accounting. Unrealized gains and losses from transactions with (including contributions to) the real estate joint ventures are deferred in proportion to our remaining interest in the real estate joint ventures.

We account for our other investments as available-for-sale at their fair values unless they are investment securities that do not have quoted market prices in an active market or do not have other clear and objective evidence of fair value. When we do not account for our available-for-sale investments at their fair values, we use the cost basis of accounting, whereby the investments are initially recorded at cost and earnings from those investments are recognized only to the extent received or receivable. The costs of investments sold or the amounts reclassified from other comprehensive income to earnings are determined on a specific-identification basis.

Unless there is a significant or prolonged decline in the value of an available-for-sale investment, the carrying values of available-for-sale investments are adjusted to their estimated fair values, and the amount of any such adjustment is included in the Consolidated statement of income and other comprehensive income as a component of other comprehensive income. When there is a significant or prolonged decline in the value of an investment, the carrying value of any such investment accounted for using the equity, available-for-sale or cost method is reduced to its estimated fair value, and the amount of any such reduction is included in the Consolidated statement of income and other comprehensive income as Other operating income.

2 Accounting policy developments

(a) Initial application of standards, interpretations and amendments to standards and interpretations in the reporting period

In January 2016, the International Accounting Standards Board released Amendments to IAS 7, Statement of Cash Flows as a part of its Disclosure Initiative. The amendments are required to be applied for years beginning on or after January 1, 2017; we applied them commencing with the year ended December 31, 2016, as set out in Note 31(b), and such application has had no material effect on our financial performance or disclosure.

Annual Improvements to IFRSs 2012–2014 Cycle are required to be applied for years beginning on or after January 1, 2016, and such application has had no effect on our financial performance or disclosure.

(b)  Standards, interpretations and amendments to standards not yet effective and not yet applied

•              IFRS 9, Financial Instruments, is required to be applied for years beginning on or after January 1, 2018, with retrospective application. The new standard includes a model for the classification and measurement of financial instruments, a single forward-looking “expected loss” impairment model and a reformed approach to hedge accounting. We will make an accounting policy choice relative to impairment, and we will be using the lifetime expected credit loss approach. Based upon current facts and circumstances, we do not expect our financial performance or disclosure to be materially affected by the application of the standard.

•              IFRS 15, Revenue from Contracts with Customers, is required to be applied for years beginning on or after January 1, 2018, such date reflecting the one-year deferral approved by the International

Accounting Standards Board on July 22, 2015; we are retrospectively applying the new standard effective January 1, 2018. The International Accounting Standards Board and the Financial Accounting Standards Board of the United States worked on this joint project to clarify the principles for the recognition of revenue. The new standard was released in May 2014 and supersedes existing standards and interpretations, including IAS 18, Revenue. In April 2016, the International Accounting Standards Board issued Clarifications to IFRS 15, Revenue from Contracts with Customers, clarifying application of some of the more complex aspects of the standard.

The effects of the new standard and the materiality of those effects will vary by industry and entity. Like many other telecommunications companies, we are materially affected by its application, as set out in (c) following, primarily in respect of the timing of revenue recognition, the classification of revenues, and the capitalization of costs of obtaining a contract with a customer (as defined by the new standard).

Revenue – timing of recognition; classification

The timing of revenue recognition and the classification of revenues as either service revenues or equipment revenues will be affected, since the allocation of consideration in multiple element arrangements (solutions for our customers that may involve deliveries of multiple services and products that occur at different points in time and/or over different periods of time) will no longer be affected by the current limitation cap methodology.

The effects of the timing of revenue recognition and the classification of revenue are expected to be most pronounced in our wireless results. Although the measurement of the total revenue recognized over the life of a contract will be largely unaffected by

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the new standard, the prohibition of the use of the limitation cap methodology will accelerate the recognition of total contract revenue, relative to both the associated cash inflows from customers and our current practice (using the limitation cap methodology). The acceleration of the recognition of contract revenue relative to the associated cash inflows will also result in the recognition of an amount reflecting the resulting difference as a contract asset. Although the underlying transaction economics would not differ, during periods of sustained growth in the number of wireless subscriber connection additions, assuming comparable contract-lifetime per unit cash inflows, revenues would appear to be greater than under the current practice (using the limitation cap methodology). Wireline results arising from transactions that include the initial provision of subsidized equipment or promotional pricing plans will be similarly affected.

Costs of contract acquisition; costs of contract fulfilment – timing of recognition

Similarly, the measurement of the total costs of contract acquisition and contract fulfilment over the life of a contract will be unaffected by the new standard, but the timing of recognition will be. The new standard will result in our wireless and wireline costs of contract acquisition and contract fulfilment, to the extent that they are material, being capitalized and subsequently recognized as an expense over the life of a contract on a rational, systematic basis consistent with the pattern of the transfer of goods or services to which the asset relates. Although the underlying transaction economics would not differ, during periods of sustained growth in the number of customer connection additions, assuming comparable per unit costs of contract acquisition and contract fulfilment, absolute profitability measures would appear to be greater than under the current practice (immediately expensing such costs).

Implementation

With a view to enhancing the clarity, comparability and utility of our financial information post-implementation of the standard, we will apply the standard retrospectively, subject to permitted and elected practical expedients. We are using the following practical expedients provided for in, and transitioning to, the new standard:

•              No restatement for contracts that were completed as at January 1, 2017, or earlier.

•              No restatement for contracts that were modified prior to January 1, 2017. The aggregate effect of all such modifications will be reflected when identifying satisfied and unsatisfied performance obligations and the transaction prices to be allocated thereto and when determining the transaction prices.

•              No disclosure of the aggregate transaction prices allocated to the remaining unfulfilled, or partially unfulfilled, performance obligations for periods ending prior to January 1, 2018.

For purposes of applying the new standard on an ongoing basis, we are using the following practical expedients provided for in the new standard:

•              No adjustment of the contracted amount of consideration for the effects of financing components when, at the inception of the contract, we expect that the effect of the financing component is not significant at the individual contract level.

•              No deferral of contract acquisition costs when the amortization period for such costs would be one year or less.

•              When estimating minimum transaction prices allocated to the remaining unfulfilled, or partially unfulfilled, performance obligations, exclusion of amounts arising from contracts originally expected to have a duration of one year or less, as well as amounts arising from contracts in which we may recognize and bill revenue in an amount that corresponds directly with our completed performance obligations.

For purposes of applying the new standard on an ongoing basis, we must also make incremental judgments in respect of the new standard:

•              In respect of revenue-generating transactions, we must make judgments about how to determine the transaction prices and how to allocate those amounts among the associated performance obligations. It is our judgment that, where applicable, it is most appropriate to use a contract’s minimum transaction price (the “minimum spend” amount required in a contract with a customer) as the contract’s transaction price as it best reflects the enforceable rights and obligations of the contract. The contract’s transaction price is allocated based upon the stand-alone selling prices of the contracted equipment and services included in the minimum transaction price.

•              We compensate third-party re-sellers and our employees for generating revenues, and we must exercise judgment as to whether such sales-based compensation amounts are costs incurred to obtain contracts with customers that should be capitalized. We believe that compensation amounts tangentially attributable to obtaining a contract with a customer, because the amount of such compensation could be affected in ways other than by simply obtaining the contract, should be expensed as incurred; compensation amounts directly attributable to obtaining a contract with a customer should be capitalized and subsequently amortized on a systematic basis, consistent with the satisfaction of our associated performance obligations.

Judgment must also be exercised in the capitalization of costs incurred to fulfill revenue-generating contracts with customers. Such fulfilment costs are those incurred to set up, activate or other wise implement services involving access to, or usage of, our telecommunications infrastructure that would not otherwise be capitalized as property, plant and equipment and intangible assets.

•              In January 2016, the International Accounting Standards Board released IFRS 16, Leases, which is required to be applied for years beginning on or after January 1, 2019, and which supersedes IAS 17, Leases. We are currently assessing the impacts and transition provisions of the new standard; however, we are currently considering applying the new standard retrospectively, effective January 1, 2019. The International Accounting Standards Board and the Financial Accounting Standards Board of the United States worked together to modify the accounting for leases, generally by eliminating lessees’ classification of leases as either operating leases or finance leases and, for IFRS-IASB, introducing a single lessee accounting model.

The most significant effect of the new standard will be the lessee’s recognition of the initial present value of unavoidable future lease payments as lease assets and lease liabilities on the statement of financial position, including those for most leases that would currently be accounted for as operating leases. Both leases with durations of 12 months or less and leases for low-value assets may be exempted.

TELUS 2017 ANNUAL REPORT • 127

The measurement of the total lease expense over the term of a lease will be unaffected by the new standard. However, the new standard will result in the timing of lease expense recognition being accelerated for leases which would currently be accounted for as operating leases; the International Accounting Standards Board expects that this effect may be muted by a lessee having a portfolio of leases with varying maturities and lengths of term, and we expect that we will be similarly affected. The presentation on the statement of income and other comprehensive income required by the new standard will result in most non-executory lease expenses being presented as amortization of lease assets and financing costs arising from lease liabilities, rather than as a part of goods and services purchased; reported operating income would thus be higher under the new standard.

Relative to the results of applying the current standard, although actual cash flows will be unaffected, the lessee’s statement of cash flows will reflect increases in cash flows from operating activities offset equally by decreases in cash flows from financing activities. This is the result of the payments of the “principal” component of leases that would currently be accounted for as operating leases being presented as a cash flow use within financing activities under the new standard.

Implementation

As a transitional practical expedient permitted by the new standard, we do not expect to reassess whether contracts are, or contain, leases as at January 1, 2019, using the criteria of the new standard; as at January 1, 2019, only contracts that were previously identified as leases applying IAS 17, Leases and IFRIC 4, Determining whether an Arrangement contains a Lease, will be a part of the transition to the new standard. Only contracts entered into (or changed) after January 1, 2019, will be assessed for being, or containing, leases applying the criteria of the new standard.

(c) Impacts of application of IFRS 15, Revenue from Contracts with Customers

IFRS 15, Revenue from Contracts with Customers, will affect the fiscal 2017 comparative amounts to be reported in our fiscal 2018 Consolidated statements of income and other comprehensive income as follows:

	As currently	IFRS 15
Year ended December 31, 2017 (billions except per share amounts)	reported	effects	Pro forma
Operating Revenues
Service	$12.5	$(1.2)	$11.3
Equipment	0.7	1.3	2.0
Revenues arising from contracts with customers	13.2	0.1	13.3
Other operating income	0.1	–	0.1
	13.3	0.1	13.4
Operating Expenses
Goods and services purchased	5.9	*	5.9
Employee benefits expense	2.6	*	2.6
Depreciation	1.6	–	1.6
Amortization of intangible assets	0.6	–	0.6
	10.7	*	10.7
Operating Income	2.6	0.1	2.7
Financing costs	0.6	–	0.6
Income Before Income Taxes	2.0	0.1	2.1
Income taxes	0.5	*	0.5
Net Income	1.5	0.1	1.6
Other Comprehensive Income	(0.2)	–	(0.2)
Comprehensive Income	$1.3	$0.1	$1.4
Net Income Attributable to:
Common Shares	$1.5	$0.1	$1.6
Non-controlling interests	*	–	*
	$1.5	$0.1	$1.6
Comprehensive Income Attributable to:
Common Shares	$1.3	$0.1	$1.4
Non-controlling interests	*	–	*
	$1.3	$0.1	$1.4
Net Income Per Common Share
Basic	$2.46	$0.15	$2.61
Diluted	$2.46	$0.15	$2.61

*Amounts less than $0.1 billion.

128 • TELUS 2017 ANNUAL REPORT

CONSOLIDATED FINANCIAL STATEMENTS: NOTE 2

The effects of the transition to IFRS 15 on the line items in the preceding table are set out below:

Amount of IFRS 15 effects (increase (decrease) in billions except per share amounts)
	Allocation of transaction price (affecting timing of revenue recognition)
			Costs incurred to obtain or fulfill a contract with a customer
Year ended December 31, 2017					Total
Operating revenues
Service		$(1.2)		$–		$(1.2)
Equipment		$1.3		$–		$1.3
Goods and services purchased	$	*	$	*	$	*
Employee benefits expense		$–	$	*	$	*
Income taxes	$	*	$	*	$	*
Net income attributable to:
Common Shares		$0.1	$	*		$0.1
Net income per Common Share
Basic		$0.11		$0.04		$0.15
Diluted		$0.11		$0.04		$0.15
*Amounts less than $0.1 billion.

Previously, costs incurred to obtain or fulfill a contract with a customer were expensed as incurred. The new standard requires that such costs be capitalized and subsequently recognized as an expense over the life of the contract on a rational, systematic basis consistent with the pattern of the transfer of goods or services to which the asset relates.

This has the effect of reducing the costs recognized in the period arising from contracts with customers entered into during the period, offset by the amortization of capitalized costs arising from contracts with customers entered into in previous periods.

Previously, a “limitation cap” constrained the recognition of revenue in a multiple element arrangement to an amount that was not contingent upon either delivering additional items or meeting other specified performance conditions. The new standard requires that amounts contingently billable and collectible in the future are to be recognized currently as revenue to the extent we have currently satisfied our performance obligations to the customer; this is the new standard’s most significant effect on us.

For a contract with a customer, this has the effect of allocating more of the consideration to equipment revenue, which is recognized at the inception of the contract, and less to future service revenue.

TELUS 2017 ANNUAL REPORT • 129

IFRS 15, Revenue from Contracts with Customers, will affect the fiscal 2017 comparative amounts to be reported in our fiscal 2018 Consolidated statements of financial position as follows:

As at (billions)	December 31, 2017					January 1, 2017
				Excluding
	As currently	IFRS 15		effects of	IFRS 15
	reported	effects	Pro forma	IFRS 15	effects	Pro forma
Assets
Current assets
Cash and temporary investments, net	$ 0.5	$ –	$ 0.5	$ 0.4	$ –	$ 0.4
Accounts receivable	1.6	*	1.6	1.5	*	1.5
Income and other taxes receivable	0.1	–	0.1	–	–	–
Inventories	0.4	*	0.4	0.3	*	0.3
Contract assets**	–	0.8	0.8	–	0.7	0.7
Prepaid expenses	0.3	0.2	0.5	0.2	0.2	0.4
	2.9	1.0	3.9	2.4	0.9	3.3
Non-current assets
Property, plant and equipment, net	11.4	–	11.4	10.5	–	10.5
Intangible assets, net	10.6	–	10.6	10.4	–	10.4
Goodwill, net	4.2	–	4.2	3.8	–	3.8
Contract assets**	–	0.4	0.4	–	0.3	0.3
Other long-term assets	0.4	0.1	0.5	0.6	0.1	0.7
	26.6	0.5	27.1	25.3	0.4	25.7
	$ 29.5	$ 1.5	$ 31.0	$ 27.7	$ 1.3	$ 29.0
Liabilities and Owners’ Equity
Current liabilities
Short-term borrowings	$ 0.1	$ –	$ 0.1	$ 0.1	$ –	$ 0.1
Accounts payable, accrued liabilities and other	2.4	–	2.4	2.4	–	2.4
Dividends payable	0.3	–	0.3	0.3	–	0.3
Advance billings and customer deposits	0.8	(0.1)	0.7	0.8	(0.2)	0.6
Provisions	0.1	–	0.1	0.1	–	0.1
Current maturities of long-term debt	1.4	–	1.4	1.3	–	1.3
	5.1	(0.1)	5.0	5.0	(0.2)	4.8
Non-current liabilities
Provisions	0.5	–	0.5	0.4	–	0.4
Long-term debt	12.3	–	12.3	11.6	–	11.6
Other long-term liabilities	0.8	–	0.8	0.7	–	0.7
Deferred income taxes	2.5	0.4	2.9	2.1	0.4	2.5
	16.1	0.4	16.5	14.8	0.4	15.2
Liabilities	21.2	0.3	21.5	19.8	0.2	20.0
Owners’ equity	8.3	1.2	9.5	7.9	1.1	9.0
	$ 29.5	$ 1.5	$ 31.0	$ 27.7	$ 1.3	$ 29.0

*  Amounts less than $0.1 billion.

** Will be measured at and classified as amortized cost upon application of IFRS 9, Financial Instruments, as discussed further in (a).

130 • TELUS 2017 ANNUAL REPORT

CONSOLIDATED FINANCIAL STATEMENTS: NOTE 2

The effects of the transition to IFRS 15 on the line items in the preceding table are set out below:

Amount of IFRS 15 effects (increase (decrease) in billions)
Allocation of transaction price (affecting timing of revenue recognition)
Costs incurred to obtain or fulfill a contract with a customer
					Total	Total
As at	Dec. 31, 2017	Jan. 1, 2017	Dec. 31, 2017	Jan. 1, 2017	Dec. 31, 2017	Jan. 1, 2017
Current assets
Accounts receivable	$ *	$ *	$ –	$ –	$ *	$ *
Inventories	$ *	$ *	$ –	$ –	$ *	$ *
Contract assets, net	$ 0.8	$ 0.7	$ –	$ –	$ 0.8	$ 0.7
Prepaid expenses and other	$ –	$ –	$ 0.2	$ 0.2	$ 0.2	$ 0.2
Non-current assets
Contract assets, net	$ 0.4	$ 0.3	$ –	$ –	$ 0.4	$ 0.3
Other long-term assets	$ –	$ –	$ 0.1	$ 0.1	$ 0.1	$ 0.1
Advance billings and customer deposits	$ (0.1)	$ (0.2)	$ –	$ –	$ (0.1)	$ (0.2)
Deferred income taxes	$ 0.3	$ 0.3	$ 0.1	$ 0.1	$ 0.4	$ 0.4
Common equity
Retained earnings	$ 1.0	$ 0.9	$ 0.2	$ 0.2	$ 1.2	$ 1.1
*Amounts less than $0.1 billion.

Previously, costs incurred to obtain or fulfill a contract with a customer were expensed as incurred. The new standard requires that such costs be capitalized and subsequently recognized as an expense over the life of the contract on a rational, systematic basis consistent with the pattern of the transfer of goods or services to which the asset relates.

Increases in the amount of costs capitalized in the period arising from contracts with customers entered into during the period are offset by the amortization of capitalized costs arising from contracts with customers entered into in previous periods.

Previously, a “limitation cap” constrained the recognition of revenue in a multiple element arrangement to an amount that was not contingent upon either delivering additional items or meeting other specified performance conditions. The new standard requires that amounts contingently billable and collectible in the future are to be recognized currently as revenue to the extent we have currently satisfied our performance obligations to the customer; this is the new standard’s most significant effect on us.

The difference between the revenue recognized currently and the amount currently collected/ collectible is recognized on the statement of financial position as a contract asset.

The contract asset recorded at January 1, 2017, represents revenues that will not have been reflected at any time in our periodic results of operations, but, absent the transition to the new standard, would have been; the effect of this “pulling forward” of revenues is expected to be somewhat muted by the composite ongoing inception, maturation and expiration of millions of multi-year contracts with our customers.

IFRS 15, Revenue from Contracts with Customers, will affect the fiscal 2017 comparative amounts to be reported in our fiscal 2018 Consolidated statement of cash flows as follows:

	As currently	IFRS 15
Year ended December 31, 2017 (billions)	reported	effects	Pro forma
Operating Activities
Net income	$ 1.5	$ 0.1	$ 1.6
Adjustments to reconcile net income to cash provided by operating activities:
Depreciation and amortization	2.2	–	2.2
Deferred income taxes	0.4	*	0.4
Net employee defined benefit plans expense	0.1	–	0.1
Employer contributions to employee defined benefit plans	(0.1)	–	(0.1)
Other	(0.1)	*	(0.1)
Net change in non-cash operating working capital	(0.1)	(0.1)	(0.2)
Cash provided by operating activities	$ 3.9	$ –	$ 3.9

*Amounts less than $0.1 billion.

TELUS 2017 ANNUAL REPORT • 131

3 Capital structure financial policies

General

Our objective when managing capital is to maintain a flexible capital structure that optimizes the cost and availability of capital at acceptable risk.

In the management of capital and in its definition, we include common equity (excluding accumulated other comprehensive income), long-term debt (including long-term credit facilities, commercial paper backstopped by long-term credit facilities and any hedging assets or liabilities associated with long-term debt items, net of amounts recognized in accumulated other comprehensive income), cash and temporary investments, and short-term borrowings arising from securitized trade receivables.

We manage our capital structure and make adjustments to it in light of changes in economic conditions and the risk characteristics of our telecommunications infrastructure. In order to maintain or adjust our capital structure, we may adjust the amount of dividends paid to holders of Common Shares, purchase Common Shares for cancellation pursuant to normal course issuer bids, issue new shares, issue new debt, issue new debt to replace existing debt with different characteristics, and/or increase or decrease the amount of trade receivables sold to an arm’s-length securitization trust.

During 2017, our financial objectives, which are reviewed annually, were unchanged from 2016. We believe that our financial objectives are supportive of our long-term strategy.

We monitor capital utilizing a number of measures, including: net debt to earnings before interest, income taxes, depreciation and amortization (EBITDA*) – excluding restructuring and other costs ratio; coverage ratios; and dividend payout ratios.

Debt and coverage ratios

Net debt to EBITDA – excluding restructuring and other costs is calculated as net debt at the end of the period divided by 12-month trailing EBITDA – excluding restructuring and other costs. This measure, historically, is substantially similar to the leverage ratio covenant in our credit facilities. Net debt and EBITDA – excluding restructuring and other costs are measures that do not have any standardized meanings prescribed by IFRS-IASB and are therefore unlikely to be comparable to similar measures presented by other companies. The calculation of these measures is set out in the following table. Net debt is one component of a ratio used to determine compliance with debt covenants.

As at, or for the 12-month periods ended, December 31 ($ in millions)	Objective	2017	2016
Components of debt and coverage ratios
Net debt[1]		$ 13,422	$ 12,652
EBITDA – excluding restructuring and other costs[2]		$ 4,913	$ 4,708
Net interest cost[3]		$ 567	$ 566
Debt ratio
Net debt to EBITDA – excluding restructuring and other costs	2.00–2.50[4]	2.73	2.69
Coverage ratios
Earnings coverage[5]		4.6	4.0
EBITDA – excluding restructuring and other costs interest coverage[6]		8.7	8.3

1	Net debt is calculated as follows:

	As at December 31	Note	2017	2016
	Long-term debt	26	$ 13,660	$ 12,931
	Debt issuance costs netted against long-term debt		73	67
	Derivative (assets) liabilities, net		93	20

	Accumulated other comprehensive income amounts arising from financial instruments used to manage interest rate and currency risks associated with U.S. dollar-denominated long-term debt (excluding tax effects)		5	(34)
	Cash and temporary investments, net		(509)	(432)
	Short-term borrowings	22	100	100
	Net debt		$ 13,422	$ 12,652
2	EBITDA – excluding restructuring and other costs is calculated as follows:

	Years ended December 31	Note	2017	2016
	EBITDA	5	$ 4,774	$ 4,229

	Restructuring and other costs	16	139	479
	EBITDA – excluding restructuring and other costs		$ 4,913	$ 4,708

3         Net interest cost is defined as financing costs, excluding employee defined benefit plans net interest, recoveries on long-term debt prepayment premium and repayment of debt, calculated on a 12-month trailing basis (expenses recorded for long-term debt prepayment premium, if any, are included in net interest cost).

4         Our long-term objective range for this ratio is 2.00–2.50 times. The ratio as at December 31, 2017, is outside the long-term objective range. We may permit, and have permitted, this ratio to go outside the objective range (for long-term investment opportunities), but we will endeavour to return this ratio to within the objective range in the medium term, as we believe that this range is supportive of our long-term strategy. We are in compliance with our credit facilities leverage ratio covenant, which states that we may not permit our net debt to operating cash flow ratio to exceed 4.00:1.00 (see Note 26(d)); the calculation of the debt ratio is substantially similar to the calculation of the leverage ratio covenant in our credit facilities.

5         Earnings coverage is defined as net income before borrowing costs and income tax expense, divided by borrowing costs (interest on long-term debt; interest on short-term borrowings and other; long-term debt prepayment premium), and adding back capitalized interest.

6         EBITDA – excluding restructuring and other costs interest coverage is defined as EBITDA – excluding restructuring and other costs, divided by net interest cost. This measure is substantially similar to the coverage ratio covenant in our credit facilities.

*EBITDA does not have any standardized meaning prescribed by IFRS-IASB and is therefore unlikely to be comparable to similar measures presented by other issuers; we define EBITDA as operating revenues less goods and services purchased and employee benefits expense. We have issued guidance on, and report, EBITDA because it is a key measure that management uses to evaluate the performance of our business, and it is also utilized in measuring compliance with certain debt covenants.

132 • TELUS 2017 ANNUAL REPORT

CONSOLIDATED FINANCIAL STATEMENTS: NOTES 3-4

Net debt to EBITDA – excluding restructuring and other costs was 2.73 times as at December 31, 2017, up from 2.69 one year earlier. The increase in net debt increased the ratio by 0.16, which was largely offset by growth in EBITDA – excluding restructuring and other costs, which decreased the ratio by 0.12. The earnings coverage ratio for the twelve-month period ended December 31, 2017, was 4.6 times, up from 4.0 times one year earlier. Higher borrowing costs reduced the ratio by 0.1 and higher income before borrowing costs and income taxes increased the ratio by 0.7. The EBITDA – excluding restructuring and other costs interest coverage ratio for the twelve-month period ended December 31, 2017, was 8.7 times, up from 8.3 times one year earlier. Growth in EBITDA – excluding restructuring and other costs increased the ratio by 0.4.

Dividend payout ratio

The dividend payout ratio presented is a historical measure calculated as the sum of the last four quarterly dividends declared per Common Share, as recorded in the financial statements, divided by the sum of basic earnings per share for the most recent four quarters for interim reporting periods (divided by annual basic earnings per share if the reported amount is in respect of a fiscal year). The dividend payout ratio of adjusted net earnings presented, also a historical measure, differs in that it excludes the gain on exchange of wireless spectrum licences, net gains and equity income from real estate joint ventures, provisions related to business combinations, immediately vesting transformative compensation expense, long-term debt prepayment premium and income tax-related adjustments.

For the 12-month periods ended
December 31 ($ in millions)	Objective	2017	2016

Dividend payout ratio	65%–75%[1]	80%	89%
Dividend payout ratio of adjusted net earnings		80%	77%

1           Our objective range for the dividend payout ratio is 65%–75% of sustainable earnings on a prospective basis; we currently expect that we will be within our target guideline on a prospective basis within the medium term. Adjusted net earnings attributable to Common Shares is calculated as follows:

12-month periods ended December 31	2017	2016
Net income attributable to Common Shares	$ 1,460	$ 1,223
Gain and net equity income related to real estate redevelopment project, after income taxes	(1)	(16)
Gain on exchange of wireless spectrum licences, after income taxes	–	(13)
Provisions related to business combinations, after income taxes	(22)	15
Immediately vesting transformative compensation expense, after income taxes	–	224
Income tax-related adjustments	21	(17)
Adjusted net earnings attributable to Common Shares	$ 1,458	$ 1,416

4 Financial instruments

(a) Risks – overview

Our financial instruments, and the nature of certain risks to which they may be subject, are set out in the following table.

Risks
Market risks
Financial instrument	Credit	Liquidity	Currency	Interest rate	Other price
Measured at amortized cost
Accounts receivable	X		X
Construction credit facilities advances to real estate joint venture				X
Short-term obligations		X	X	X
Accounts payable		X	X
Provisions (including restructuring accounts payable)		X	X		X
Long-term debt		X	X	X
Measured at fair value
Cash and temporary investments	X		X	X
Long-term investments (not subject to significant influence)[1]			X		X
Foreign exchange derivatives[2]	X	X	X
Share-based compensation derivatives[2]	X	X			X

1              Long-term investments over which we do not have significant influence are measured at fair value if those fair values can be reliably measured.

2              Use of derivative financial instruments is subject to a policy which requires that no derivative transaction is to be entered into for the purpose of establishing a speculative or leveraged position (the corollary being that all derivative transactions are to be entered into for risk management purposes only) and sets criteria for the creditworthiness of the transaction counterparties.

Derivative financial instruments

As set out in Note 1(d), we apply hedge accounting to financial instruments used to establish hedge accounting relationships for U.S. dollar-denominated transactions and to fix the cost of some share-based compensation. We believe that our use of derivative financial instruments for hedging or arbitrage assists us in managing our financing costs and/or lessening the uncertainty associated with our financing or other business activities. Uncertainty associated with currency risk (see (d) following for

TELUS 2017 ANNUAL REPORT • 133

explanation of how such risk arises and the extent of the risk exposure that we manage) and other price risk (see (f) following for explanation of how such risk arises and the extent of the risk exposure that we manage) is lessened through our use of foreign exchange derivatives and share-based compensation derivatives that effectively swap currency exchange rates and share prices from floating rates and prices to fixed rates and prices. When entering into derivative financial instrument contracts, we seek to align the cash flow timing of the hedging items with that of the hedged items. The effects of the risk management strategy and its application are set out in (i) following.

(b) Credit risk

Excluding credit risk, if any, arising from currency swaps settled on a gross basis, the best representation of our maximum exposure (excluding income tax effects) to credit risk, which is a worst-case scenario and does not reflect results we expect, is set out in the following table:

As at December 31 (millions)	2017	2016
Cash and temporary investments, net	$ 509	$ 432
Accounts receivable	1,623	1,471
Derivative assets	24	17
	$ 2,156	$ 1,920

Cash and temporary investments, net

Credit risk associated with cash and temporary investments is managed by ensuring that these financial assets are placed with: governments; major financial institutions that have been accorded strong investment grade ratings by a primary rating agency; and/or other creditworthy counterparties. An ongoing review evaluates changes in the status of counterparties.

Accounts receivable

Credit risk associated with accounts receivable is inherently managed by the size and diversity of our large customer base, which includes substantially all consumer and business sectors in Canada. We follow a program of credit evaluations of customers and limit the amount of credit extended when deemed necessary.

As at December 31, 2017, the weighted average age of customer accounts receivable was 26 days (2016 – 26 days) and the weighted average age of past-due customer accounts receivable was 60 days (2016 – 61 days). Accounts are considered to be past due (in default) when the customers have failed to make the contractually required payments when due, which is generally within 30 days of the billing date. Any late payment charges are levied at an industry-based market or negotiated rate on outstanding non-current customer account balances.

As at December 31 (millions)				2017			2016
	Note	Gross	Allowance	Net[1]	Gross	Allowance	Net[1]
Customer accounts receivable, net of allowance for doubtful accounts
Less than 30 days past billing date		$ 909	$ (5)	$ 904	$ 908	$ (11)	$ 897
30–60 days past billing date		185	(8)	177	185	(9)	176
61–90 days past billing date		60	(8)	52	44	(9)	35
More than 90 days past billing date		67	(22)	45	80	(25)	55
	6	$ 1,221	$ (43)	$ 1,178	$ 1,217	$ (54)	$ 1,163

1              Net amounts represent customer accounts receivable for which an allowance had not been made as at the dates of the Consolidated statements of financial position.

We maintain allowances for lifetime expected credit losses related to doubtful accounts. Current economic conditions (including forward-looking macroeconomic data), historical information (including credit agency reports, if available), reasons for the accounts being past due and line of business from which the customer accounts receivable arose are all considered when determining whether to make allowances for past-due accounts. The same factors are considered when determining whether to write off amounts charged to the allowance for doubtful accounts against the customer accounts receivable; amounts that had been written off from the allowance for doubtful accounts but were still subject to enforcement activity as at December 31, 2017, were $298 million (2016 – $231 million). The doubtful accounts expense is calculated on a specific-identification basis for customer accounts receivable above a specific balance threshold and on a statistically derived allowance basis for the remainder. No customer accounts receivable are written off directly to the doubtful accounts expense.

The following table presents a summary of the activity related to our allowance for doubtful accounts.

Years ended December 31 (millions)	2017	2016
Balance, beginning of period	$ 54	$ 52
Additions (doubtful accounts expense)	54	58
Accounts written off, net of recoveries	(66)	(65)
Other	1	9
Balance, end of period	$ 43	$ 54

Derivative assets (and derivative liabilities)

Counterparties to our share-based compensation cash-settled equity forward agreements and foreign exchange derivatives are major financial institutions that have been accorded investment grade ratings by a primary credit rating agency. The total dollar amount of credit exposure under contracts with any one financial institution is limited and counterparties’ credit ratings are monitored. We do not give or receive collateral on swap agreements and hedging items due to our credit rating and those of our counterparties. While we are exposed to the risk of potential credit losses due to the possible non-performance of our counterparties, we consider this risk remote. Our derivative liabilities do not have credit risk-related contingent features.

134 • TELUS 2017 ANNUAL REPORT

CONSOLIDATED FINANCIAL STATEMENTS: NOTE 4

(c) Liquidity risk

As a component of our capital structure financial policies, discussed further in Note 3, we manage liquidity risk by:

•            maintaining a daily cash pooling process that enables us to manage our available liquidity and our liquidity requirements according to our actual needs;

•            maintaining an agreement to sell trade receivables to an arm’s-length securitization trust (Note 22);

•            maintaining bilateral bank facilities (Note 22) and syndicated credit facilities (Note 26(d), (f));

•            maintaining a commercial paper program (Note 26(c));

•            maintaining an in-effect shelf prospectus;

•            continuously monitoring forecast and actual cash flows; and

•            managing maturity profiles of financial assets and financial liabilities.

Our debt maturities in future years are as disclosed in Note 26(g). As at December 31, 2017, we could offer $1.2 billion of debt or equity securities pursuant to a shelf prospectus that is in effect until April 2018 (2016 – $2.2 billion). We believe that our investment grade credit ratings contribute to reasonable access to capital markets.

We closely match the contractual maturities of our derivative financial liabilities with those of the risk exposures they are being used to manage.

The expected maturities of our undiscounted financial liabilities do not differ significantly from the contractual maturities, other than as noted below. The contractual maturities of our undiscounted financial liabilities, including interest thereon (where applicable), are set out in the following tables:

	Non-derivative				Derivative
				Composite long-term debt
As at December 31, 2017 (millions)	Non-interest bearing financial liabilities	Short-term borrowings[1]	Construction credit facilities commitment[2] (Note 21)	Long-term debt[1] (Note 26)	Currency swap		Currency swap
					agreement amounts		agreement amounts
					to be exchanged[3]		to be exchanged
					(Receive)	Pay	(Receive)	Pay	Total
2018	$ 2,232	$ 103	$ 67	$ 1,928	$ (1,188)	$ 1,206	$ (545)	$ 557	$ 4,360
2019	40	–	–	1,531	(44)	46	–	–	1,573
2020	19	–	–	1,480	(44)	46	–	–	1,501
2021	76	–	–	1,480	(44)	46	–	–	1,558
2022	18	–	–	1,913	(44)	46	–	–	1,933
Thereafter	16	–	–	11,430	(1,591)	1,679	–	–	11,534
Total	$ 2,401	$ 103	$ 67	$ 19,762	$ (2,955)	$ 3,069	$ (545)	$ 557	$ 22,459
				Total (Note 26(g))		$ 19,876

1           Cash outflows in respect of interest payments on our short-term borrowings, commercial paper and amounts drawn under our credit facilities (if any) have been calculated based upon the interest rates in effect as at December 31, 2017.

2           The drawdowns on the construction credit facilities are expected to occur as construction progresses through 2019.

3           The amounts included in undiscounted non-derivative long-term debt in respect of U.S. dollar-denominated long-term debt, and the corresponding amounts in the long-term debt currency swaps receive column, have been determined based upon the currency exchange rates in effect as at December 31, 2017. The hedged U.S. dollar-denominated long-term debt contractual amounts at maturity, in effect, are reflected in the long-term debt currency swaps pay column as gross cash flows are exchanged pursuant to the currency swap agreements.

	Non-derivative				Derivative
				Composite long-term debt
As at December 31, 2016 (millions)	Non-interest bearing financial liabilities	Short-term borrowings[1]	Construction credit facilities commitment[2] (Note 21)	Long-term debt[1] (Note 26)	Currency swap			Currency swap
					agreement amounts			agreement amounts
					to be exchanged[3]			to be exchanged
					(Receive)	Pay	Other	(Receive)	Pay	Total
2017	$ 1,949	$ 1	$ 93	$ 1,832	$ (634)	$ 634	$ 3	$ (475)	$ 469	$ 3,872
2018	227	102	–	750	(23)	23	–	–	–	1,079
2019	16	–	–	1,498	(23)	23	–	–	–	1,514
2020	9	–	–	1,447	(23)	23	–	–	–	1,456
2021	9	–	–	1,711	(23)	23	–	–	–	1,720
Thereafter	5	–	–	11,584	(930)	921	–	–	–	11,580
Total	$ 2,215	$ 103	$ 93	$ 18,822	$ (1,656)	$ 1,647	$ 3	$ (475)	$ 469	$ 21,221
				Total		$ 18,813

1           Cash outflows in respect of interest payments on our short-term borrowings, commercial paper and amounts drawn under our credit facilities (if any) have been calculated based upon the interest rates in effect as at December 31, 2016.

2           The drawdowns on the construction credit facilities are expected to occur as construction progresses through 2018.

3           The amounts included in undiscounted non-derivative long-term debt in respect of U.S. dollar-denominated long-term debt, and the corresponding amounts in the long-term debt currency swaps receive column, have been determined based upon the currency exchange rates in effect as at December 31, 2016. The hedged U.S. dollar-denominated long-term debt contractual amounts at maturity, in effect, are reflected in the long-term debt currency swaps pay column as gross cash flows are exchanged pursuant to the currency swap agreements.

TELUS 2017 ANNUAL REPORT • 135

(d) Currency risk

Our functional currency is the Canadian dollar, but certain routine revenues and operating costs are denominated in U.S. dollars and some inventory purchases and capital asset acquisitions are sourced internationally. The U.S. dollar is the only foreign currency to which we have a significant exposure.

Our foreign exchange risk management includes the use of foreign currency forward contracts and currency options to fix the exchange rates on a varying percentage, typically in the range of 50% to 75%, of our domestic short-term U.S. dollar-denominated transactions and commitments and all U.S. dollar-denominated commercial paper. Other than in respect of U.S. dollar-denominated commercial paper, we designate only the spot element of these instruments as the hedging item; the forward element is wholly immaterial; in respect of U.S. dollar-denominated commercial paper, we designate the forward rate.

As discussed further in Note 26(b) and (f), we are also exposed to currency risk in that the fair value or future cash flows of our U.S. Dollar Notes and our TELUS International (Cda) Inc. credit facility U.S. dollar borrowings could fluctuate because of changes in foreign exchange rates. Currency hedging relationships have been established for the related semi-annual interest payments and the principal payment at maturity in respect of the U.S. Dollar Notes; we designate only the spot element of these instruments as the hedging item; the forward element is wholly immaterial. As the functional currency of our TELUS International (Cda) Inc. subsidiary is the U.S. dollar, fluctuations in foreign exchange rates affecting its borrowings are reflected as a foreign currency translation adjustment within other comprehensive income.

(e) Interest rate risk

Changes in market interest rates will cause fluctuations in the fair values or future cash flows of temporary investments, construction credit facility advances made to the real estate joint venture, short-term obligations, long-term debt and interest rate swap derivatives.

When we have temporary investments, they have short maturities and fixed interest rates and as a result, their fair values will fluctuate with changes in market interest rates; absent monetization prior to maturity, the related future cash flows will not change due to changes in market interest rates.

If the balance of short-term investments includes dividend-paying equity instruments, we could be exposed to interest rate risk.

Due to the short-term nature of the applicable rates of interest charged, the fair value of the construction credit facilities advances made to the real estate joint venture is not materially affected by changes in market interest rates; the associated cash flows representing interest payments will be affected until such advances are repaid.

As short-term obligations arising from bilateral bank facilities, which typically have variable interest rates, are rarely outstanding for periods that exceed one calendar week, interest rate risk associated with this item is not material.

Short-term borrowings arising from the sales of trade receivables to an arm’s-length securitization trust are fixed-rate debt. Due to the short maturities of these borrowings, interest rate risk associated with this item is not material.

All of our currently outstanding long-term debt, other than commercial paper and amounts drawn on our credit facilities (Note 26(d), (f)), is fixed-rate debt. The fair value of fixed-rate debt fluctuates with changes in market interest rates; absent early redemption, the related future cash flows will not change. Due to the short maturities of commercial paper, its fair value is not materially affected by changes in market interest rates, but the associated cash flows representing interest payments may be affected if the commercial paper is rolled over.

Amounts drawn on our short-term and long-term credit facilities will be affected by changes in market interest rates in a manner similar to commercial paper.

(f) Other price risk

Long-term investments

We are exposed to equity price risk arising from investments classified as available-for-sale. Such investments are held for strategic rather than trading purposes.

Share-based compensation derivatives

We are exposed to other price risk arising from cash-settled share-based compensation (appreciating Common Share prices increase both the expense and the potential cash outflow). Certain cash-settled equity swap agreements have been entered into that fix the cost associated with our estimate of TELUS Corporation restricted stock units which are expected to vest and are not subject to performance conditions (Note 14(b)).

(g) Market risks

Net income and other comprehensive income for the years ended December 31, 2017 and 2016, could have varied if the Canadian dollar: U.S. dollar exchange rate and our Common Share price varied by reasonably possible amounts from their actual statement of financial position date amounts.

The sensitivity analysis of our exposure to currency risk at the reporting date has been determined based upon a hypothetical change taking place at the relevant statement of financial position date. The U.S. dollar-denominated balances and derivative financial instrument notional amounts as at the statement of financial position dates have been used in the calculations.

The sensitivity analysis of our exposure to other price risk arising from share-based compensation at the reporting date has been determined based upon a hypothetical change taking place at the relevant statement of financial position date. The relevant notional number of Common Shares at the statement of financial position date, which includes those in the cash-settled equity swap agreements, has been used in the calculations.

Income tax expense, which is reflected net in the sensitivity analysis, reflects the applicable statutory income tax rates for the reporting periods.

136 • TELUS 2017 ANNUAL REPORT

CONSOLIDATED FINANCIAL STATEMENTS: NOTE 4

Years ended December 31	Net income		Other comprehensive income		Comprehensive income
(increase (decrease) in millions)	2017	2016	2017	2016	2017	2016
Reasonably possible changes in market risks[1]
10% change in C$: US$ exchange rate
Canadian dollar appreciates	$ (1)	$ (1)	$ (15)	$ (4)	$ (16)	$ (5)
Canadian dollar depreciates	$ 1	$ 1	$ 15	$ 6	$ 16	$ 7
25%[2] change in Common Share price[3]
Price increases	$ (8)	$ (8)	$ 13	$ 16	$ 5	$ 8
Price decreases	$ 14	$ 8	$ (13)	$ (16)	$ 1	$ (8)

1             These sensitivities are hypothetical and should be used with caution. Changes in net income and/or other comprehensive income generally cannot be extrapolated because the relationship of the change in assumption to the change in net income and/or other comprehensive income may not be linear. In this table, the effect of a variation in a particular assumption on the amount of net income and/or other comprehensive income is calculated without changing any other factors; in reality, changes in one factor may result in changes in another, which might magnify or counteract the sensitivities.

The sensitivity analysis assumes that we would realize the changes in exchange rates; in reality, the competitive marketplace in which we operate would have an effect on this assumption.

No consideration has been made for a difference in the notional number of Common Shares associated with share-based compensation awards made during the reporting period that may have arisen due to a difference in the Common Share price.

2             To facilitate ongoing comparison of sensitivities, a constant variance of approximate magnitude has been used. Reflecting a twelve-month data period and calculated on a monthly basis, the volatility of our Common Share price as at December 31, 2017, was 7.0% (2016 – 13.1%).

3             The hypothetical effects of changes in the price of our Common Shares are restricted to those which would arise from our share-based compensation awards that are accounted for as liability instruments and the associated cash-settled equity swap agreements.

(h) Fair values

General

The carrying values of cash and temporary investments, accounts receivable, short-term obligations, short-term borrowings, accounts payable and certain provisions (including restructuring provisions) approximate their fair values due to the immediate or short-term maturity of these financial instruments. The fair values are determined directly by reference to quoted market prices in active markets.

The carrying values of our investments accounted for using the cost method do not exceed their fair values. The fair values of our investments accounted for as available-for-sale are based on quoted market prices in active markets or other clear and objective evidence of fair value.

The fair value of our long-term debt is based on quoted market prices in active markets.

The fair values of the derivative financial instruments we use to manage our exposure to currency risk are estimated based on quoted market prices in active markets for the same or similar financial instruments or on the current rates offered to us for financial instruments of the same maturity, as well as discounted future cash flows determined using current rates for similar financial instruments of similar maturities subject to similar risks (such fair value estimates being largely based on the Canadian dollar: U.S. dollar forward exchange rate as at the statement of financial position dates).

The fair values of the derivative financial instruments we use to manage our exposure to increases in compensation costs arising from certain forms of share-based compensation are based on fair value estimates of the related cash-settled equity forward agreements provided by the counterparty to the transactions (such fair value estimates being largely based on our Common Share price as at the statement of financial position dates).

The financial instruments that we measure at fair value on a recurring basis in periods subsequent to initial recognition and the level within the fair value hierarchy at which they are measured are set out in the following table.

			Fair value measurements at reporting date using
	Carrying value		Quoted prices in active markets for identical items (Level 1)		Significant other observable inputs (Level 2)		Significant unobservable inputs (Level 3)
As at December 31 (millions)	2017	2016	2017	2016	2017	2016	2017	2016
Assets
Foreign exchange derivatives	$ 4	$ 10	$ –	$ –	$ 4	$ 10	$ –	$ –
Share-based compensation derivatives	20	7	–	–	20	7	–	–
Available-for-sale portfolio investments	41	62	–	–	41	62	–	–
	$ 65	$ 79	$ –	$ –	$ 65	$ 79	$ –	$ –
Liabilities
Foreign exchange derivatives	$ 108	$ 30	$ –	$ –	$ 108	$ 30	$ –	$ –
Share-based compensation derivatives	–	3	–	–	–	3	–	–
Starting interest rate derivatives	1	–	–	–	1	–	–	–
	$ 109	$ 33	$ –	$ –	$ 109	$ 33	$ –	$ –

TELUS 2017 ANNUAL REPORT • 137

Derivative

The derivative financial instruments that we measure at fair value on a recurring basis subsequent to initial recognition are set out in the following table.

As at December 31 (millions)					2017				2016
				Fair value				Fair value
		Maximum		and		Maximum		and
		maturity	Notional	carrying		maturity	Notional	carrying
	Designation	date	amount	value	Price or rate	date	amount	value	Price or rate
Current Assets[1]
Derivatives used to manage
Currency risk arising from U.S. dollar-denominated purchases	HFH[2]	2018	$ 110	$ 2	US$1.00:C$1.24	2017	$ 263	$ 7	US$1.00:C$1.30
Currency risk arising from U.S. dollar-denominated purchases	HFT[3]	–	$ –	–	–	2017	$ 8	–	US$1.00:C$1.28
Currency risk arising from U.S. dollar revenues	HFT[3]	2018	$ 71	1	US$1.00:C$1.25	2017	$ 4	–	US$1.00:C$1.34
Changes in share-based compensation costs (Note 14(b))	HFH[2]	2018	$ 73	14	$ 40.91	2017	$ 6	1	$ 41.00
Currency risk arising from U.S. dollar-denominated long-term debt (Note 26(b)–(c))	HFH[2]	2018	$ 124	1	US$1.00:C$1.24	2017	$ 191	3	US$1.00:C$1.32
				$ 18				$ 11
Other Long-Term Assets[1]
Derivatives used to manage
Changes in share-based compensation costs (Note 14(b))	HFH[2]	2019	$ 63	$ 6	$ 45.46	2018	$ 69	$ 6	$ 40.77
Current Liabilities[1]
Derivatives used to manage
Currency risk arising from U.S. dollar-denominated purchases	HFH[2]	2018	$ 376	$ 14	US$1.00:C$1.30	2017	$ 69	$ 2	US$1.00:C$1.38
Currency risk arising from U.S. dollar revenues	HFT[3]	–	$ –	–	–	2017	$ 124	5	US$1.00:C$1.34
Changes in share-based compensation costs (Note 14(b))	HFH[2]	–	$ –	–	–	2017	$ 65	3	$ 45.76
Currency risk arising from U.S. dollar-denominated long-term debt (Note 26(b)–(c))	HFH[2]	2018	$ 1,036	18	US$1.00:C$1.28	2017	$ 422	2	US$1.00:C$1.35
Interest rate risk associated with planned refinancing of debt maturing	HFH[2]	2018	$ 300	1	2.14%, GOC 10-year term	–	–	–	–
				$ 33				$ 12
Other Long-Term Liabilities[1]
Derivatives used to manage
Currency risk arising from U.S. dollar-denominated long-term debt (Note 26(b)–(c))	HFH[2]	2027	$ 1,910	$ 76	US$1.00:C$1.32	2027	$ 1,036	$ 21	US$1.00:C$1.32

1            Derivative financial assets and liabilities are not set off.

2            Designated as held for hedging (HFH) upon initial recognition (cash flow hedging item); hedge accounting is applied. Unless otherwise noted, hedge ratio is 1: 1 and is established by assessing the degree of matching between the notional amounts of hedging items and the notional amounts of the associated hedged items.

3            Designated as held for trading (HFT) upon initial recognition; hedge accounting is not applied.

138 • TELUS 2017 ANNUAL REPORT

CONSOLIDATED FINANCIAL STATEMENTS: NOTE 5

Non-derivative

Our long-term debt, which is measured at amortized cost, and the fair value thereof, are set out in the following table.

As at December 31 (millions)		2017		2016
	Carrying value	Fair value	Carrying value	Fair value
Long-term debt (Note 26)	$ 13,660	$ 14,255	$ 12,931	$ 13,533

(i) Recognition of derivative gains and losses

The following table sets out the gains and losses, excluding income tax effects, arising from derivative instruments that are classified as cash flow hedging items and their location within the Consolidated statements of income and other comprehensive income.

Credit risk associated with such derivative instruments, as discussed further in (b), would be the primary source of hedge ineffectiveness. There was no ineffective portion of derivative instruments classified as cash flow hedging items for the periods presented.

	Amount of gain (loss) recognized		Gain (loss) reclassified from other comprehensive
	in other comprehensive income		income to income (effective portion) (Note 11)
	(effective portion) (Note 11)			Amount
Years ended December 31 (millions)	2017	2016	Location	2017	2016
Derivatives used to manage currency risk
Arising from U.S. dollar-denominated purchases	$ (23)	$ (12)	Goods and services purchased	$ (5)	$ (9)
Arising from U.S. dollar-denominated long-term debt (Note 26(b)–(c))	(109)	(54)	Financing costs	(146)	(20)
	(132)	(66)		(151)	(29)
Derivatives used to manage other price risk
Arising from changes in share-based compensation costs (Note 14(b))	24	19	Employee benefits expense	17	8
	$ (108)	$ (47)		$ (134)	$ (21)

The following table sets out the gains and losses arising from derivative instruments that are classified as held for trading and that are not designated as being in a hedging relationship, and their location within the Consolidated statements of income and other comprehensive income.

	Gain (loss) recognized in income on derivatives
Years ended December 31 (millions)	Location	2017	2016
Derivatives used to manage currency risk	Financing costs	$ 3	$ (2)

5 Segment information

General

Operating segments are components of an entity that engage in business activities from which they earn revenues and incur expenses (including revenues and expenses related to transactions with the other component(s)), the operations of which can be clearly distinguished and the operating results of which are regularly reviewed by a chief operating decision-maker to make resource allocation decisions and to assess performance.

As at December 31, 2017, we do not currently aggregate operating segments, and thus our reportable segments as at December 31, 2017, are also wireless and wireline. The wireless segment includes network revenues (mobile data and mobile voice) and equipment sales arising from mobile technologies. The wireline segment includes wireline data revenues (which include Internet protocol; television; hosting, managed information technology and cloud-based services; business process outsourcing; certain healthcare solutions; and home security), voice and other telecommunications services revenues (excluding wireless arising from mobile technologies), and equipment sales. Segmentation is based on similarities in technology (mobile versus fixed), the technical expertise required to deliver the services and products, customer characteristics, the distribution channels used and regulatory treatment. Intersegment sales are recorded at the exchange value, which is the amount agreed to by the parties.

TELUS 2017 ANNUAL REPORT • 139

The segment information regularly reported to our Chief Executive Officer (our chief operating decision-maker) through December 31, 2017, and the reconciliations thereof to our revenues and income before income taxes, are set out in the following table.

	Wireless		Wireline		Eliminations		Consolidated
Years ended December 31 (millions)	2017	2016	2017	2016	2017	2016	2017	2016
Operating revenues
External revenues
Service	$ 6,994	$ 6,569	$ 5,484	$ 5,431	$ –	$ –	$ 12,478	$ 12,000
Equipment	505	509	219	216	–	–	724	725
Revenues arising from contracts with customers	7,499	7,078	5,703	5,647	–	–	13,202	12,725
Other operating income	36	37	66	37	–	–	102	74
	7,535	7,115	5,769	5,684	–	–	13,304	12,799
Intersegment revenues	43	58	206	194	(249)	(252)	–	–
	$ 7,578	$ 7,173	$ 5,975	$ 5,878	$ (249)	$ (252)	$ 13,304	$ 12,799
EBITDA[1] contribution	$ 3,099	$ 2,906	$ 1,675	$ 1,323	$ –	$ –	$ 4,774	$ 4,229
CAPEX, excluding spectrum licences[2]	$ 978	$ 982	$ 2,116	$ 1,986	$ –	$ –	$ 3,094	$ 2,968
				Operating revenues – external (above)			$ 13,304	$ 12,799
				Goods and services purchased			5,935	5,631
				Employee benefits expense			2,595	2,939
				EBITDA (above)			4,774	4,229
				Depreciation			1,617	1,564
				Amortization			552	483
				Operating income			2,605	2,182
				Financing costs			573	520
				Income before income taxes			$ 2,032	$ 1,662

1     Earnings before interest, income taxes, depreciation and amortization (EBITDA) does not have any standardized meaning prescribed by IFRS-IASB and is therefore unlikely to be comparable to similar measures presented by other issuers; we define EBITDA as operating revenues less goods and services purchased and employee benefits expense. We have issued guidance on, and report, EBITDA because it is a key measure that management uses to evaluate the performance of our business, and it is also utilized in measuring compliance with certain debt covenants.

2     Total capital expenditures (CAPEX); see Note 31(a) for a reconciliation of capital expenditures, excluding spectrum licences to cash payments for capital assets, excluding spectrum licences reported in the Consolidated statements of cash flows.

Geographical information

We attribute revenues from external customers to individual countries on the basis of the location where the goods and/or services are provided. We do not have significant revenues that we attribute to countries other than Canada (our country of domicile), nor do we have significant amounts of property, plant, equipment, intangible assets and/or goodwill located outside of Canada.

6 Revenue from contracts with customers

Accounts receivable

As at December 31 (millions)	Note	2017	2016
Customer accounts receivable	4(b)	$ 1,221	$ 1,217
Accrued receivables – customer		143	131
Allowance for doubtful accounts	4(b)	(43)	(54)
		1,321	1,294
Accrued receivables – other		302	177
		$ 1,623	$ 1,471

140 • TELUS 2017 ANNUAL REPORT

CONSOLIDATED FINANCIAL STATEMENTS: NOTES 6–8

7 Other operating income

Years ended December 31 (millions)	Note	2017	2016
Government assistance, including deferral account amortization		$ 32	$ 36
Investment income, gain on disposal of assets and other		44	37
Change in business combination-related accrued receivable	18(b)	26	–
Interest income	21(c)	–	1
		$ 102	$ 74

We receive government assistance, as defined by IFRS-IASB, from a number of sources and include such amounts received in Other operating income.

CRTC subsidy

Local exchange carriers’ costs of providing the level of residential basic telephone services that the CRTC requires to be provided in high cost serving areas are greater than the amounts the CRTC allows the local exchange carriers to charge for the level of service. To ameliorate the situation, the CRTC directs the collection of contribution payments, in a central fund, from all registered Canadian telecommunications service providers (including voice, data and wireless service providers)

that are then disbursed to incumbent local exchange carriers as subsidy payments to partially offset the costs of providing residential basic telephone services in non-forborne high cost serving areas. The subsidy payments are based upon a total subsidy requirement calculated on a per network access line/per band subsidy rate. For the year ended December 31, 2017, our subsidy receipts were $19 million (2016 – $20 million).

The CRTC currently determines, at a national level, the total annual contribution requirement necessary to pay the subsidies and then collects contribution payments from the Canadian telecommunications service providers, calculated as a percentage of their CRTC-defined telecommunications service revenue. The final contribution expense rate for 2017 was 0.60% and the interim rate for 2018 has been set at 0.54%. For the year ended December 31, 2017, our contributions to the central fund, which are accounted for as goods and services purchased, were $27 million (2016 – $23 million).

Government of Quebec

Salaries for qualifying employment positions in the province of Quebec, mainly in the information technology sector, are eligible for tax credits. In respect of such tax credits, for the year ended December 31, 2017, we recorded $7 million (2016 – $6 million).

8 Employee benefits expense

Years ended December 31 (millions)		2017			2016
				Transformative
				compensation
	Note	Total	Traditional	(Note 16(c))	Total
Employee benefits expense – gross
Wages and salaries		$ 2,594	$ 2,548	$ 185	$ 2,733
Share-based compensation[1]	14	128	114	67	181
Pensions – defined benefit	15(b)	82	92	–	92
Pensions – defined contribution	15(f)	88	89	41	130
Other defined benefits	15(g)	–	1	–	1
Restructuring costs[1]	16(b)	26	112	–	112
Other		156	153	12	165
		3,074	3,109	305	3,414
Capitalized internal labour costs
Property, plant and equipment		(321)	(314)	–	(314)
Intangible assets subject to amortization		(158)	(161)	–	(161)
		(479)	(475)	–	(475)
		$ 2,595	$ 2,634	$ 305	$ 2,939

1     For the year ended December 31, 2017, $(7) (2016 – $4) of share-based compensation expense (recovery) was included in restructuring costs.

TELUS 2017 ANNUAL REPORT • 141

9 Financing costs

Years ended December 31 (millions)	Note	2017	2016
Interest expense
Interest on long-term debt – gross		$ 561	$ 538
Capitalized long-term debt interest[1]	18(a)	–	(52)
Interest on long-term debt – net		561	486
Interest on short-term borrowings and other		5	4
Interest accretion on provisions	25	13	12
		579	502
Employee defined benefit plans net interest	15(b),(g)	6	6
Foreign exchange		(5)	15
		580	523
Interest income		(7)	(3)
		$ 573	$ 520

1     Long-term debt interest at a composite rate of 3.31% was capitalized to intangible assets with indefinite lives in the comparative period.

10 Income taxes

(a) Expense composition and rate reconciliation

Years ended December 31 (millions)	2017	2016
Current income tax expense
For the current reporting period	$ 205	$ 506
Adjustments recognized in the current period for income taxes of prior periods	(82)	(38)
	123	468
Deferred income tax expense (recovery)
Arising from the origination and reversal of temporary differences	324	(64)
Revaluation of deferred income tax liability to reflect future statutory income tax rates	28	(4)
Adjustments recognized in the current period for income taxes of prior periods	78	26
	430	(42)
	$ 553	$ 426

Our income tax expense and effective income tax rate differ from those calculated by applying the applicable statutory rates for the following reasons:

Years ended December 31 ($ in millions)		2017		2016
Income taxes calculated at applicable statutory rates	$ 541	26.6%	$ 444	26.7%
Revaluation of deferred income tax liability to reflect future income tax rates	28	1.3	(4)	(0.2)
Adjustments recognized in the current period for income taxes of prior periods	(4)	(0.2)	(12)	(0.8)
Other	(12)	(0.5)	(2)	(0.1)
Income tax expense per Consolidated statements of income and other comprehensive income	$ 553	27.2%	$ 426	25.6%

142 • TELUS 2017 ANNUAL REPORT

CONSOLIDATED FINANCIAL STATEMENTS: NOTES 9–10

(b) Temporary differences

We must make significant estimates in respect of the composition of our deferred income tax liability. Our operations are complex and the related income tax interpretations, regulations, legislation and jurisprudence are continually changing. As a result, there are usually some income tax matters in question.

Temporary differences comprising the net deferred income tax liability and the amounts of deferred income taxes recognized in the Consolidated statements of income and other comprehensive income and the Consolidated statements of changes in owners’ equity are estimated as follows:

	Property, plant		Partnership	Net
	and equipment		income	pension and		Losses
	and intangible	Intangible	unallocated	share-based	Reserves	available to		Net deferred
	assets subject to	assets with	for income	compensation	not currently	be carried		income tax
(millions)	amortization	indefinite lives	tax purposes	amounts	deductible	forward[1]	Other	liability
As at January 1, 2016	$ 785	$ 1,380	$ 195	$ (45)	$ (160)	$ (3)	$ 3	$ 2,155
Deferred income tax expense recognized in
Net income	85	77	(200)	(7)	12	(3)	(6)	(42)
Other comprehensive income	–	–	–	4	–	–	(10)	(6)
Deferred income taxes charged directly to owners’ equity and other	–	–	–	–	–	–	(5)	(5)
As at December 31, 2016[2]	870	1,457	(5)	(48)	(148)	(6)	(18)	2,102
Deferred income tax expense recognized in
Net income	348	84	5	(11)	8	(1)	(3)	430
Other comprehensive income	–	–	–	(61)	–	–	4	(57)
Deferred income taxes charged directly to owners’ equity and other	3	20	–	–	–	–	(3)	20
As at December 31, 2017[3]	$ 1,221	$ 1,561	$ –	$ (120)	$ (140)	$ (7)	$ (20)	$ 2,495

1     We expect to be able to utilize our non-capital losses prior to expiry.

2     Deferred tax liability of $2,107, net of deferred tax asset of $5 (included in Other long-term assets).

3     Deferred tax liability of $2,500, net of deferred tax asset of $5 (included in Other long-term assets).

IFRS-IASB requires the separate disclosure of temporary differences arising from the carrying value of investments in subsidiaries and partnerships exceeding their tax base, for which no deferred income tax liabilities have been recognized because the parent is able to control the timing of the reversal of the difference and it is probable that it will not reverse in the foreseeable future. In our specific instance, this is relevant to our investments in Canadian subsidiaries and Canadian partnerships. We are not required to recognize such deferred income tax liabilities, as we are in a position to control the timing and manner of the reversal of the temporary differences, which would not be expected to be exigible to income tax, and it is probable that such differences will not reverse in the foreseeable future. We are in a position to control the timing and manner of the reversal of temporary differences in respect of our non-Canadian subsidiaries, and it is probable that such differences will not reverse in the foreseeable future.

(c) Other

We have net capital losses, and such losses may only be applied against realized taxable capital gains. We expect to include a net capital loss carry-forward of $NIL (2016 – $4 million) in our Canadian income tax returns. During the year ended December 31, 2017, we recognized the benefit of $4 million (2016 – $NIL) of net capital losses.

We conduct research and development activities, which are eligible to earn Investment Tax Credits. During the year ended December 31, 2017, we recorded Investment Tax Credits of $12 million (2016 – $5 million). Of this amount, $7 million (2016 – $1 million) was recorded as a reduction of property, plant and equipment and/or intangible assets and the balance was recorded as a reduction of Goods and services purchased.

TELUS 2017 ANNUAL REPORT • 143

11 Other comprehensive income

											Item never
											reclassified
	Items that may subsequently be reclassified to income										to income
	Change in unrealized fair value of derivatives designated
	as cash flow hedges in current period (Note 4(i))
	Derivatives used to			Derivatives used to
	manage currency risk			manage other price risk
								Cumulative	Change in	Accumulated
		Prior period			Prior period			foreign	unrealized	other	Employee	Other
	Gains	(gains) losses		Gains	(gains) losses			currency	fair value of	compre-	defined	compre-
	(losses)	transferred to		(losses)	transferred to			translation	available-for-sale	hensive	benefit plans	hensive
(millions)	arising	net income	Total	arising	net income	Total	Total	adjustment	financial assets	income	re-measurements	income
Accumulated balance as at January 1, 2016			$ 6			$ (6)	$ –	$ 43	$ 16	$ 59
Other comprehensive income (loss)
Amount arising	$ (66)	$ 29	(37)	$ 19	$ (8)	11	(26)	5	–	(21)	$ –	$ (21)
Income taxes	$ (18)	$ 9	(9)	$ 5	$ (2)	3	(6)	–	–	(6)	–	(6)
Net			(28)			8	(20)	5	–	(15)	$ –	$ (15)
Accumulated balance as at December 31, 2016			(22)			2	(20)	48	16	44
Other comprehensive
income (loss)
Amount arising	$ (132)	$ 151	19	$ 24	$ (17)	7	26	5	(13)	18	$ (234)	$ (216)
Income taxes	$ (21)	$ 27	6	$ 6	$ (5)	1	7	–	(2)	5	(62)	(57)
Net			13			6	19	5	(11)	13	$ (172)	$ (159)
Accumulated balance as at December 31, 2017			$ (9)			$ 8	$ (1)	$ 53	$ 5	$ 57
Attributable to:
Common Shares										$ 51
Non-controlling interests										6
										$ 57

As at December 31, 2017, our estimate of the net amount of existing gains (losses) arising from the unrealized fair value of derivatives designated as cash flow hedges that are reported in accumulated other comprehensive income and are expected to be reclassified to net income in the next twelve months, excluding income tax effects, is $5 million.

144 • TELUS 2017 ANNUAL REPORT

CONSOLIDATED FINANCIAL STATEMENTS: NOTES 11–13

12 Per share amounts

Basic net income per Common Share is calculated by dividing net income attributable to Common Shares by the total weighted average number of Common Shares outstanding during the period. Diluted net income per Common Share is calculated to give effect to share option awards and restricted stock units.

The following table presents the reconciliation of the denominators of the basic and diluted per share computations. Net income was equal to diluted net income for all periods presented.

Years ended December 31 (millions)	2017	2016
Basic total weighted average number of Common Shares outstanding	593	592
Effect of dilutive securities Share option awards	–	1
Diluted total weighted average number of Common Shares outstanding	593	593

For the years ended December 31, 2017 and 2016, no outstanding TELUS Corporation share option awards were excluded in the computation of diluted net income per Common Share.

13 Dividends per share

(a) Dividends declared

Years ended December 31 (millions except per share amounts)				2017				2016
	Declared		Paid to		Declared		Paid to
Common Share dividends	Effective	Per share	shareholders	Total	Effective	Per share	shareholders	Total
Quarter 1 dividend	Mar. 10, 2017	$ 0.4800	Apr. 3, 2017	$ 283	Mar. 11, 2016	$ 0.44	Apr. 1, 2016	$ 261
Quarter 2 dividend	June 9, 2017	0.4925	July 4, 2017	293	June 10, 2016	0.46	July 4, 2016	274
Quarter 3 dividend	Sep. 8, 2017	0.4925	Oct. 2, 2017	292	Sep. 9, 2016	0.46	Oct. 3, 2016	272
Quarter 4 dividend	Dec. 11, 2017	0.5050	Jan. 2, 2018	299	Dec. 9, 2016	0.48	Jan. 3, 2017	284
		$ 1.9700		$ 1,167		$ 1.84		$ 1,091

On February 7, 2018, the Board of Directors declared a quarterly dividend of $0.5050 per share on our issued and outstanding Common Shares payable on April 2, 2018, to holders of record at the close of business on March 9, 2018. The final amount of the dividend payment depends upon the number of Common Shares issued and outstanding at the close of business on March 9, 2018.

(b) Dividend Reinvestment and Share Purchase Plan

We have a Dividend Reinvestment and Share Purchase Plan under which eligible holders of Common Shares may acquire additional Common Shares by reinvesting dividends and by making additional optional cash payments to the trustee. Under this Plan, we have the option of offering

Common Shares from Treasury or having the trustee acquire Common Shares in the stock market. We may, at our discretion, offer Common Shares at a discount of up to 5% from the market price under the Plan.

In respect of Common Share dividends declared during the year ended December 31, 2017, $58 million (2016 – $59 million) was to be reinvested in Common Shares acquired by the trustee from Treasury (2016 – in the stock market), with no discount applicable.

Under the share purchase feature of the Plan, eligible shareholders can make optional cash payments to purchase our Common Shares at the market price without brokerage commissions or service charges; such purchases are subject to a minimum investment of $100 per transaction and a maximum investment of $20,000 per calendar year.

TELUS 2017 ANNUAL REPORT • 145

14 Share-based compensation

(a) Details of share-based compensation expense

Reflected in the Consolidated statements of income and other comprehensive income as Employee benefits expense and in the Consolidated statements of cash flows are the following share-based compensation amounts:

Years ended December 31 (millions)				2017			2016
		Employee	Associated	Statement	Employee	Associated	Statement
		benefits	operating	of cash flows	benefits	operating	of cash flows
	Note	expense	cash outflows	adjustment	expense	cash outflows	adjustment
Restricted stock units[1]	(b)	$ 83	$ (67)	$ 16	$ 81	$ (83)	$ (2)
Transformative compensation[2]	16(c)	–	–	–	64	(64)	–
Employee share purchase plan[3]	(c)	37	(37)	–	40	(40)	–
Share option awards	(d)	1	–	1	–	–	–
		$ 121	$ (104)	$ 17	$ 185	$ (187)	$ (2)

1              The expense arising from restricted stock units was net of cash-settled equity swap agreement effects (see Note 4(i)). Within employee benefits expense (see Note 8), restricted stock unit expense of $90 (2016 – $77) is presented as share-based compensation and the balance is included in restructuring costs.

2              As set out in Note 16(c), in 2016 we made immediately vesting, transformative compensation lump-sum payments to substantially all of our existing unionized and non-unionized Canadian-sited workforces. For the unionized and non-unionized workforces, approximately 40% of the after-tax value of such qualifying lump-sum payments was paid in our Common Shares (see Note 28(b)) by way of an employee benefit plan trust.

As a result of our being considered for accounting purposes to control an employee benefit plan trust that was used to effect these Common Share payments, such transactions have been recognized as treasury stock transactions and we have applied the cost method of accounting. As at December 31, 2016, the employee benefit plan trust held no Common Shares.

3              Employees who received an immediately vesting, transformative compensation lump-sum payment in 2016 contributed a percentage of their payment to the employee share purchase plan consistent with their regular compensation payment, as further described in (c). Our associated employer expense and contributions were $NIL (2016 – $3).

For the year ended December 31, 2017, the associated operating cash outflows in respect of restricted stock units were net of cash inflows arising from the cash-settled equity swap agreements of $14 million (2016 – $9 million). For the year ended December 31, 2017, the income tax benefit arising from share-based compensation was $32 million (2016 – $49 million).

(b) Restricted stock units

General

We use restricted stock units as a form of retention and incentive compensation. Each restricted stock unit is nominally equal in value to one equity share and is nominally entitled to the dividends that would arise thereon if it were an issued and outstanding equity share. The notional dividends are recorded as additional issuances of restricted stock units during the life of the restricted stock unit. Due to the notional dividend mechanism, the grant-date fair value of restricted stock units equals the fair market value of the corresponding equity shares at the grant date. The restricted stock units generally become payable when vesting is complete and typically vest over a period of 33 months

(the requisite service period). The vesting method of restricted stock units, which is determined on or before the date of grant, may be either cliff or graded; the majority of restricted stock units outstanding are cliff-vesting. The associated liability is normally cash-settled.

TELUS Corporation restricted stock units

We also award restricted stock units that largely have the same features as our general restricted stock units, but have a variable payout (0%–200%) that depends upon the achievement of our total customer connections performance condition (with a weighting of 25%) and the total shareholder return on our Common Shares relative to an international peer group of telecommunications companies (with a weighting of 75%). The grant-date fair value of the notional subset of our restricted stock units affected by the total customer connections performance condition equals the fair market value of the corresponding Common Shares at the grant date, and thus the notional subset has been included in the presentation of our restricted stock units with only service conditions. The recurring estimate, which reflects a variable payout, of the fair value of the notional subset of our restricted stock units affected by the relative total shareholder return performance condition is determined using a Monte Carlo simulation.

The following table presents a summary of outstanding TELUS Corporation non-vested restricted stock units.

Number of non-vested restricted stock units as at December 31	2017	2016
Restricted stock units without market performance conditions
Restricted stock units with only service conditions	3,327,464	3,260,745
Notional subset affected by total customer connections performance condition	154,452	130,234
	3,481,916	3,390,979
Restricted stock units with market performance conditions
Notional subset affected by relative total shareholder return performance condition	463,357	390,703
	3,945,273	3,781,682

146 • TELUS 2017 ANNUAL REPORT

CONSOLIDATED FINANCIAL STATEMENTS: NOTE 14

The following table presents a summary of the activity related to TELUS Corporation restricted stock units without market performance conditions.

Years ended December 31			2017			2016
			Weighted			Weighted
	Number of restricted stock units[1]		average grant- date fair value	Number of restricted stock units[1]		average grant-
	Non-vested	Vested		Non-vested	Vested	date fair value
Outstanding, beginning of period
Non-vested	3,390,979	–	$ 41.71	3,564,412	–	$ 41.42
Vested	–	29,108	$ 38.09	–	29,008	$ 40.00
Issued
Initial award	1,825,688	–	$ 43.56	1,942,446	–	$ 39.74
In lieu of dividends	206,715	455	$ 43.98	209,027	381	$ 41.63
Vested	(1,766,680)	1,766,680	$ 43.73	(2,024,130)	2,024,130	$ 39.31
Settled in cash	–	(1,698,008)	$ 43.63	–	(2,004,126)	$ 39.29
Forfeited and cancelled	(174,786)	(65,387)	$ 42.88	(300,776)	(20,285)	$ 35.70
Outstanding, end of period
Non-vested	3,481,916	–	$ 41.87	3,390,979	–	$ 41.71
Vested	–	32,848	$ 41.00	–	29,108	$ 38.09

1              Excluding the notional subset of restricted stock units affected by the relative total shareholder return performance condition.

With respect to certain issuances of TELUS Corporation restricted stock units, we have entered into cash-settled equity forward agreements that fix our cost; that information, as well as a schedule of non-vested TELUS Corporation restricted stock units outstanding as at December 31, 2017, is set out in the following table.

	Number of		Number of	Total number of
	fixed-cost	Our fixed cost	variable-cost	non-vested
	restricted	per restricted	restricted	restricted
Vesting in years ending December 31	stock units	stock unit	stock units	stock units[1]
2018	1,792,286	$ 40.91	28,951	1,821,237
2019	1,385,734	$ 45.46	274,945	1,660,679
	3,178,020		303,896	3,481,916

1              Excluding the notional subset of restricted stock units affected by the relative total shareholder return performance condition.

TELUS International (Cda) Inc. restricted stock units

We also award restricted stock units that largely have the same features as the TELUS Corporation restricted stock units, but have a variable payout (0%–150%) that depends upon the achievement of TELUS International (Cda) Inc. financial performance and non-market quality-of-service performance conditions.

The following table presents a summary of the activity related to TELUS International (Cda) Inc. restricted stock units.

Years ended December 31						2017						2016
	US$ denominated				Canadian $ denominated		US$ denominated			Canadian $ denominated
					Number		Number of
	Number of				of vested		non-vested				Number of
	restricted stock units		Grant-date		restricted	Grant-date	restricted	Grant-date		restricted stock units		Grant-date
	Non-vested	Vested	fair value		stock units	fair value	stock units	fair value		Non-vested	Vested	fair value
Outstanding, beginning of period
Non-vested	163,785	–	US$	21.90	–	$ –	–	US$	–	–	–	$ –
Vested	–	–	US$	–	32,299	$ 21.36	–	US$	–	–	–	$ –
Issued – initial award	213,768		US$	26.40	–	$ –	163,785	US$	21.90	32,299	–	$ 21.36
Vested	(208)	208	US$	24.10	–	$ –	–	US$	–	(32,299)	32,299	$ 21.36
Exercised	–	(208)	US$	24.10	–	$ –	–	US$	–	–	–	$ –
Forfeited and cancelled	(2,559)	–	US$	24.10	–	$ –	–	US$	–	–	–	$ –
Outstanding, end of period
Non-vested	374,786	–	US$	24.45	–	$ –	163,785	US$	21.90	–	–	$ –
Vested	–	–	US$	–	32,299	$ 21.36	–	US$	–	–	32,299	$ 21.36

TELUS 2017 ANNUAL REPORT • 147

(c) Employee share purchase plan

We have an employee share purchase plan under which eligible employees up to a certain job classification can purchase our Common Shares through regular payroll deductions by contributing between 1% and 20% of their pay; for more highly compensated job classifications, employees may contribute between 1% and 55% of their pay. For every dollar contributed by an employee, up to a maximum of 6% of eligible employee pay, we are required to make a contribution at a percentage between 20% and 40%. For the years ended December 31, 2017 and 2016, we contributed 40% for employees up to a certain job classification; for more highly compensated job classifications, we contributed 35%. We record our contributions as a component of Employee benefits expense and our contribution vests on the earlier of a plan participant’s last day in our employ or the last business day of the calendar year of our contribution, unless the plan participant’s employment is terminated with cause, in which case the plan participant will forfeit any in-year contribution from us.

In respect of Common Shares held within the employee share purchase plan, Common Share dividends declared during the year ended December 31, 2017, of $31 million (2016 – $27 million) were to be reinvested in Common Shares acquired by the trustee from Treasury (2016 – in the stock market), with no discount applicable.

(d) Share option awards

General

We use share option awards as a form of retention and incentive compensation. We apply the fair value method of accounting for share-based compensation awards granted to officers and other employees. Share option awards typically have a three-year vesting period (the requisite service period), but may vest over periods of up to five years. The vesting method of share option awards, which is determined on or before the date of grant, may be either cliff or graded; all share option awards granted subsequent to 2004 have been cliff-vesting.

The weighted average fair value of share option awards granted is calculated by using the Black-Scholes model (a closed-form option pricing model). The risk-free interest rate used in determining the fair value of the share option awards is based on a Government of Canada yield curve that is current at the time of grant. The expected lives of the share option awards are based on our historical share option award exercise data. Similarly, expected volatility considers the historical volatility in the price of our Common Shares for TELUS Corporation share options and average historical volatility in the prices of a peer group’s shares in respect of TELUS International (Cda) Inc. share options. The dividend yield is the annualized dividend current at the time of grant divided by the share option award exercise price. Dividends are not paid on unexercised share option awards and are not subject to vesting.

TELUS Corporation share options

Employees may receive options to purchase Common Shares at a price equal to the fair market value at the time of grant. Share option awards granted under the plan may be exercised over specific periods not to exceed seven years from the time of grant. No share options were awarded in fiscal 2017 or 2016.

These share option awards have a net-equity settlement feature. The optionee does not have the choice of exercising the net-equity settlement feature; it is at our option whether the exercise of a share option award is settled as a share option or settled using the net-equity settlement feature.

The following table presents a summary of the activity related to the TELUS Corporation share option plan.

Years ended December 31		2017		2016
		Weighted		Weighted
	Number of	average share	Number of	average share
	share options	option price	share options	option price
Outstanding, beginning of period	1,417,693	$ 24.49	2,375,596	$ 22.96
Exercised[1]	(652,926)	$ 21.90	(925,682)	$ 20.75
Forfeited	(3,908)	$ 27.56	(13,112)	$ 24.49
Expired	(20,388)	$ 16.31	(19,109)	$ 15.29
Outstanding, end of period[2]	740,471	$ 26.99	1,417,693	$ 24.49

1              The total intrinsic value of share option awards exercised for the year ended December 31, 2017, was $15 million (2016 – $19 million), reflecting a weighted average price at the dates of exercise of $44.63 per share (2016 – $41.06 per share). The difference between the number of share options exercised and the number of Common Shares issued (as reflected in the Consolidated statements of changes in owners’ equity) is the effect of our choosing to settle share option award exercises using the net-equity settlement feature.

2              All outstanding TELUS Corporation share options are vested, their range of prices is $23.08–$31.69 per share and their weighted average remaining contractual life is 0.9 years.

TELUS International (Cda) Inc. share options

Employees may receive equity share options (equity-settled) to purchase TELUS International (Cda) Inc. common shares at a price equal to, or a multiple of, the fair market value at the time of grant and/or phantom share options (cash-settled) that provide them with exposure to TELUS International (Cda) Inc. common share price appreciation. Share option awards granted under the plan may be exercised over specific periods not to exceed ten years from the time of grant. All equity share option awards and most phantom share option awards have a variable payout (0%–100%) that depends upon the achievement of TELUS International (Cda) Inc. financial performance and non-market quality-of-service performance conditions.

148 • TELUS 2017 ANNUAL REPORT

CONSOLIDATED FINANCIAL STATEMENTS: NOTE 15

The following table presents a summary of the activity related to the TELUS International (Cda) Inc. share option plan.

Years ended December 31				2017				2016
	US$ denominated		Canadian $ denominated		US$ denominated		Canadian $ denominated
		Weighted				Weighted
	Number of	average share	Number of	Share	Number of	average share	Number of	Share
	share options	option price[1]	share options	option price[2]	share options	option price[1]	share options	option price[2]
Outstanding, beginning of period	573,354	US$ 30.86	53,832	$ 21.36	–	US$ –	–	$ –
Granted	175,272	US$ 27.70	–	$ –	573,354	US$ 30.86	53,832	$ 21.36
Outstanding, end of period	748,626	US$ 30.12	53,832	$ 21.36	573,354	US$ 30.86	53,832	$ 21.36

1              The range of share option prices is US$21.90–US$40.25 per TELUS International (Cda) Inc. equity share and the weighted average remaining contractual life is 9.2 years (2016 – 10.0 years).

2              The weighted average remaining contractual life is 8.5 years (2016 – 9.5 years).

15 Employee future benefits

We have a number of defined benefit and defined contribution plans that provide pension and other retirement and post-employment benefits to most of our employees. As at December 31, 2017 and 2016, all registered defined benefit pension plans were closed to substantially all new participants and substantially all benefits had vested. The benefit plans in which our employees are participants reflect developments in our corporate history.

TELUS Corporation Pension Plan

Management and professional employees in Alberta who joined us prior to January 1, 2001, and certain unionized employees who joined us prior to June 9, 2011, are covered by this contributory defined benefit pension plan, which comprises slightly more than one-half of our total defined benefit obligation accrued. The plan contains a supplemental benefit account that may provide indexation of up to 70% of the annual increase in a specified cost-of-living index. Pensionable remuneration is determined by the average of the best five years of remuneration in the last ten years preceding retirement.

Pension Plan for Management and Professional

Employees of TELUS Corporation

This defined benefit pension plan, which with certain limited exceptions ceased accepting new participants on January 1, 2006, and which comprises approximately one-quarter of our total defined benefit obligation accrued, provides a non-contributory base level of pension benefits. Additionally, on a contributory basis, employees annually can choose increased and/or enhanced levels of pension benefits above the base level. At an enhanced level of pension benefits, the plan has indexation of 100% of the annual increase in a specified cost-of-living index, to an annual maximum of 2%. Pensionable remuneration is determined by the annualized average of the best 60 consecutive months of remuneration.

TELUS Québec Defined Benefit Pension Plan

This contributory defined benefit pension plan, which ceased accepting new participants on April 14, 2009, covers any employee not governed by a collective agreement in Quebec who joined us prior to April 1, 2006, any non-supervisory employee governed by a collective agreement who joined us prior to September 6, 2006, and certain other unionized employees. The plan comprises approximately one-tenth of our total defined benefit obligation accrued. The plan has no indexation and pensionable remuneration is determined by the average of the best four years of remuneration.

TELUS Edmonton Pension Plan

This contributory defined benefit pension plan ceased accepting new participants on January 1, 1998. Indexation is 60% of the annual increase in a specified cost-of-living index and pensionable remuneration is determined by the annualized average of the best 60 consecutive months of remuneration. The plan comprises less than one-tenth of our total defined benefit obligation accrued.

Other defined benefit pension plans

In addition to the foregoing plans, we have non-registered, non-contributory supplementary defined benefit pension plans, which have the effect of maintaining the earned pension benefit once the allowable maximums in the registered plans are attained. As is common with non-registered plans of this nature, these plans are typically funded only as benefits are paid. These plans comprise less than 5% of our total defined benefit obligation accrued.

We have three contributory non-indexed defined benefit pension plans arising from a pre-merger acquisition, which comprise less than 1% of our total defined benefit obligation accrued; these plans ceased accepting new participants in September 1989.

TELUS 2017 ANNUAL REPORT • 149

Telecommunication Workers Pension Plan

Certain employees in British Columbia are covered by a negotiated-cost, target-benefit union pension plan. Our contributions are determined in accordance with provisions of negotiated labour contracts, the current one of which expires December 31, 2021, and are generally based on employee gross earnings. We are not required to guarantee the benefits or assure the solvency of the plan, and we are not liable to the plan for other participating employers’ obligations. For the years ended December 31, 2017 and 2016, our contributions comprised a significant proportion of the employer contributions to the union pension plan; similarly, a significant proportion of the plan participants were our active and retired employees.

British Columbia Public Service Pension Plan

Certain employees in British Columbia are covered by a public service pension plan. Contributions are determined in accordance with provisions of labour contracts negotiated by the Province of British Columbia and are generally based on employee gross earnings.

Defined contribution pension plans

We offer three defined contribution pension plans, which are contributory, and these are the pension plans that we sponsor that are available to our non-unionized and certain of our unionized employees. Employees, annually, can generally choose to contribute to the plans at a rate of between 3% and 6% of their pensionable earnings. Generally, we match 100% of the contributions of employees up to 5% of their pensionable earnings and 80% of employee contributions greater than that. Membership in a defined contribution pension plan is generally voluntary until an employee’s third-year service anniversary. In the event that annual contributions exceed allowable maximums, excess amounts are in certain cases contributed to a non-registered supplementary defined contribution pension plan.

Other defined benefit plans

Other defined benefit plans, which are all non-contributory and, as at December 31, 2017 and 2016, non-funded, are comprised of a healthcare plan for retired employees and a life insurance plan, both of which ceased accepting new participants on January 1, 1997.

(a) Defined benefit pension plans – funded status overview

Information concerning our defined benefit pension plans, in aggregate, is as follows:

As at December 31 (millions)	2017	2016
Present value of the defined benefit obligations
Balance at beginning of year	$ 8,837	$ 8,620
Current service cost	100	109
Past service cost	(2)	2
Interest expense	331	340
Actuarial loss (gain) arising from:
Demographic assumptions	77	25
Financial assumptions	526	184
Benefits paid	(450)	(443)
Balance at end of year	9,419	8,837
Plan assets
Fair value at beginning of year	8,873	8,641
Return on plan assets
Notional interest income on plan assets at discount rate	330	339
Actual return on plan assets greater than discount rate	360	247
Contributions
Employer contributions (d)	66	70
Employees’ contributions	22	25
Benefits paid	(450)	(443)
Administrative fees	(6)	(6)
Fair value at end of year	9,195	8,873
Effect of asset ceiling limit
Beginning of year	(115)	(74)
Change	5	(41)
End of year	(110)	(115)
Fair value of plan assets at end of year, net of asset ceiling limit	9,085	8,758
Funded status – plan surplus (deficit)	$ (334)	$ (79)

The plan surplus (deficit) is reflected in the Consolidated statements of financial position as follows:

As at December 31 (millions)	Note	2017	2016
Funded status – plan surplus (deficit)
Pension benefit plans		$ (334)	$ (79)
Other benefit plans		(47)	(47)
		$ (381)	$ (126)

Presented in the Consolidated statements of financial position as:
Other long-term assets	20	$ 156	$ 358
Other long term liabilities	27	(537)	(484)
		$ (381)	$ (126)

The measurement date used to determine the plan assets and defined benefit obligations accrued was December 31.

150 • TELUS 2017 ANNUAL REPORT

CONSOLIDATED FINANCIAL STATEMENTS: NOTE 15

(b) Defined benefit pension plans – details

Expense

Our defined benefit pension plan expense (recovery) was as follows:

Years ended December 31 (millions)				2017				2016
	Employee		Other		Employee		Other
	benefits	Financing	comprehensive		benefits	Financing	comprehensive
	expense	costs	income		expense	costs	income
Recognized in	(Note 8)	(Note 9)	(Note 11)	Total	(Note 8)	(Note 9)	(Note 11)	Total
Current service cost	$78	$–	$–	$78	$84	$–	$–	$84
Past service costs	(2)	–	–	(2)	2	–	–	2
Net interest; return on plan assets
Interest expense arising from defined benefit obligations accrued	–	331	–	331	–	340	–	340
Return, including interest income, on plan assets[1]	–	(330)	(360)	(690)	–	(339)	(247)	(586)
Interest effect on asset ceiling limit	–	4	–	4	–	3	–	3
	–	5	(360)	(355)	–	4	(247)	(243)
Administrative fees	6	–	–	6	6	–	–	6
Re-measurements arising from:
Demographic assumptions	–	–	77	77	–	–	25	25
Financial assumptions	–	–	526	526	–	–	184	184
	–	–	603	603	–	–	209	209
Changes in the effect of limiting net defined benefit assets to the asset ceiling	–	–	(9)	(9)	–	–	38	38
	$82	$5	$234	$321	$92	$4	$–	$96

1              The interest income on the plan assets portion of the employee defined benefit plans net interest amount included in Financing costs reflects a rate of return on plan assets equal to the discount rate used in determining the defined benefit obligations accrued.

TELUS 2017 ANNUAL REPORT • 151

Disaggregation of defined benefit pension plan funding status

Defined benefit obligations accrued are the actuarial present values of benefits attributed to employee services rendered to a particular date. Our disaggregation of defined benefit pension plan surpluses and deficits at year-end is as follows:

As at December 31 (millions)				2017					2016
	Defined benefit			PBSR		Defined benefit			PBSR
	obligations			solvency		obligations			solvency
	accrued	Plan assets	Difference	position	[1]	accrued	Plan assets	Difference	position	[1]
Pension plans that have plan assets in excess of defined benefit obligations accrued	$8,116	$8,272	$156	$335		$7,610	$7,968	$358	$320
Pension plans that have defined benefit obligations accrued in excess of plan assets
Funded	1,099	813	(286)	(80)		1,034	790	(244)	(67)
Unfunded	204	–	(204)	N/A	[2]	193	–	(193)	N/A	[2]
	1,303	813	(490)	(80)		1,227	790	(437)	(67)
	$9,419	$9,085	$(334)	$255		$8,837	$8,758	$(79)	$253
Defined benefit obligations accrued owed to:
Active members	$2,285					$2,140
Deferred members	560					557
Pensioners	6,574					6,140
	$9,419					$8,837

1              The Office of the Superintendent of Financial Institutions, by way of the Pension Benefits Standards Regulations, 1985 (PBSR) (see (d)), requires that a solvency valuation be performed on a periodic basis. The actual PBSR solvency positions are determined in conjunction with mid-year annual funding reports prepared by actuaries (see (d)); as a result, the PBSR solvency positions in this table as at December 31, 2017 and 2016, are interim estimates and updated estimates, respectively. The interim estimate as at December 31, 2016, was a net surplus of $294.

Interim estimated solvency ratios as at December 31, 2017, ranged from 90% to 105% (2016 – updated estimate is 92% to 105%; interim estimate was 93% to 107%) and the estimated three-year average solvency ratios, adjusted as required by the PBSR, ranged from 93% to 104% (2016 – updated estimate is 92% to 103%; interim estimate was 93% to 104%).

The solvency valuation effectively uses the fair value (excluding any asset ceiling limit effects) of the funded defined benefit pension plan assets (adjusted for theoretical wind-up expenses) to measure the solvency assets. Although the defined benefit obligations accrued and the solvency liabilities are calculated similarly, the assumptions used for each differ, primarily in respect of retirement ages and discount rates, and the solvency liabilities, due to the required assumption that each plan is terminated on the valuation date, do not reflect assumptions about future compensation levels. Relative to the experience-based estimates of retirement ages used for purposes of determining the defined benefit obligations accrued, the minimum no-consent retirement age used for solvency valuation purposes may result in either a greater or lesser pension liability, depending upon the provisions of each plan. The solvency positions in this table reflect composite weighted average discount rates of 3.00% (2016 – 3.10%). A hypothetical decrease of 25 basis points in the composite weighted average discount rate would result in a $316 decrease in the PBSR solvency position as at December 31, 2017 (2016 – $303); these sensitivities are hypothetical, should be used with caution, are calculated without changing any other assumption and generally cannot be extrapolated because changes in amounts may not be linear.

2              PBSR solvency position calculations are not required for the three pension plans arising from a pre-merger acquisition or for the non-registered, unfunded pension plans.

Fair value measurements

Information about the fair value measurements of our defined benefit pension plan assets, in aggregate, is as follows:

			Fair value measurements at reporting date using
			Quoted prices in active
	Total		markets for identical items		Other
As at December 31 (millions)	2017	2016	2017	2016	2017	2016
Asset class
Equity securities
Canadian	$1,385	$1,172	$1,129	$1,135	$256	$37
Foreign	1,867	1,876	853	1,189	1,014	687
Debt securities
Issued by national, provincial or local governments	1,512	1,463	1,389	1,362	123	101
Corporate debt securities	1,208	1,317	–	–	1,208	1,317
Asset-backed securities	31	31	–	–	31	31
Commercial mortgages	1,659	1,107	–	–	1,659	1,107
Cash, cash equivalents and other	486	1,151	38	29	448	1,122
Real estate	1,047	756	–	–	1,047	756
	9,195	8,873	$3,409	$3,715	$5,786	$5,158
Effect of asset ceiling limit	(110)	(115)
	$9,085	$8,758

152 • TELUS 2017 ANNUAL REPORT

CONSOLIDATED FINANCIAL STATEMENTS: NOTE 15

As at December 31, 2017, we administered pension benefit trusts that held no TELUS Corporation Common Shares and held debt of TELUS Corporation with a fair value of approximately $3 million (2016 – $3 million) (see (c) – Allowable and prohibited investment types). As at December 31, 2017 and 2016, pension benefit trusts that we administered did not lease real estate to us.

Future benefit payments

Estimated future benefit payments from our defined benefit pension plans, calculated as at December 31, 2017, are as follows:

Years ending December 31 (millions)
2018	$ 446
2019	454
2020	458
2021	465
2022	471
2023–2027	2,440

(c) Plan investment strategies and policies

Our primary goal for the defined benefit pension plans is to ensure the security of the retirement income and other benefits of the plan members and their beneficiaries. A secondary goal is to maximize the long-term rate of return on the defined benefit plans’ assets within a level of risk acceptable to us.

Risk management

We consider absolute risk (the risk of contribution increases, inadequate plan surplus and unfunded obligations) to be more important than relative return risk. Accordingly, the defined benefit plans’ designs, the nature and maturity of defined benefit obligations and the characteristics of the plans’ memberships significantly influence investment strategies and policies. We manage risk by specifying allowable and prohibited investment types, setting diversification strategies and determining target asset allocations.

Allowable and prohibited investment types

Allowable and prohibited investment types, along with associated guidelines and limits, are set out in each plan’s required Statement of Investment Policies and Procedures (SIPP), which is reviewed and approved annually by the designated governing body. The SIPP guidelines and limits are further governed by the permitted investments and lending limits set out in the Pension Benefits Standards Regulations, 1985. As well as conventional investments, each fund’s SIPP may provide for the use of derivative products to facilitate investment operations and to manage risk, provided that no short position is taken, no use of leverage is made and no guidelines and limits established in the SIPP are violated. Internally and externally managed funds are not permitted to directly invest in our securities and are prohibited from increasing grandfathered investments in our securities; any such grandfathered investments were made prior to the merger of BC TELECOM Inc. and TELUS Corporation, our predecessors.

Diversification

Our strategy for investments in equity securities is to be broadly diversified across individual securities, industry sectors and geographical regions. A meaningful portion (20%–30% of total plan assets) of the plans’ investment in equity securities is allocated to foreign equity securities with the intent of further diversifying plan assets. Debt securities may include a meaningful allocation to mortgages, with the objective of enhancing cash flow and providing greater scope for the management of the bond component of the plan assets. Debt securities also may include real return bonds to provide inflation protection, consistent with the indexed nature of some defined benefit obligations. Real estate investments are used to provide diversification of plan assets, hedging of potential long-term inflation and comparatively stable investment income.

Relationship between plan assets and benefit obligations

With the objective of lowering the long-term costs of our defined benefit pension plans, we purposely mismatch plan assets and benefit obligations. This mismatching is effected by including equity investments in the long-term asset mix, as well as fixed income securities and mortgages with durations that differ from those of the benefit obligations.

As at December 31, 2017, the present value-weighted average timing of estimated cash flows for the obligations (duration) of the defined benefit pension plans was 13.9 years (2016 – 13.6 years) and of the other defined benefit plans was 6.8 years (2016 – 7.3 years). Compensation for liquidity issues that may have otherwise arisen from the mismatching of plan assets and benefit obligations is provided by broadly diversified investment holdings (including cash and short-term investments) and cash flows from dividends, interest and rents from those diversified investment holdings.

Asset allocations

Our defined benefit pension plans’ target asset allocations and actual asset allocations are as follows:

	Target	Percentage of plan
	allocation	assets at end of year
Years ended December 31	2018	2017	2016
Equity securities	20–50%	35%	34%
Debt securities	40–75%	53%	57%
Real estate	5–25%	12%	9%
Other	0–10%	–	–
		100%	100%

(d) Employer contributions

The determination of the minimum funding amounts necessary for substantially all of our registered defined benefit pension plans is governed by the Pension Benefits Standards Act, 1985, which requires that, in addition to current service costs being funded, both going-concern and solvency valuations be performed on a specified periodic basis.

•              Any excess of plan assets over plan liabilities determined in the going-concern valuation reduces our minimum funding requirement for current service costs, but may not reduce the requirement to an amount less than the employees’ contributions. The going-concern valuation generally determines the excess (if any) of a plan’s assets over its liabilities on a projected benefit basis.

•              As of the date of these consolidated financial statements, the solvency valuation generally requires that a plan’s average solvency liabilities, determined on the basis that the plan is terminated on the valuation date, in excess of its assets (if any) be funded, at a minimum, in equal annual amounts over a period not exceeding five years. So as to manage the risk of overfunding the plans, which results from the solvency valuation for funding purposes utilizing the average solvency ratios, our funding may include the provision of letters of credit. As at December 31, 2017, undrawn letters of credit in the amount of $188 million (2016 – $175 million) secured certain obligations of the defined benefit pension plans, including non-registered, unfunded plans.

TELUS 2017 ANNUAL REPORT • 153

Our best estimate of fiscal 2018 employer contributions to our defined benefit plans is approximately $50 million for defined benefit pension plans. This estimate is based upon the mid-year 2017 annual funding valuations that were prepared by actuaries using December 31, 2016, actuarial valuations. The funding reports are based on the pension plans’ fiscal years, which are calendar years. The next annual funding valuations are expected to be prepared mid-year 2018.

(e) Assumptions

As referred to in Note 1(b), management is required to make significant estimates related to certain actuarial and economic assumptions that are used in determining defined benefit pension costs, defined benefit obligations accrued and pension plan assets. These significant estimates are of a long-term nature, consistent with the nature of employee future benefits.

Demographic assumptions

In determining the defined benefit pension expense recognized in net income for the years ended December 31, 2017 and 2016, we utilized the Canadian Institute of Actuaries CPM 2014 mortality tables.

Financial assumptions

The discount rate, which is used to determine a plan’s defined benefit obligations accrued, is based upon the yield on long-term, high-quality fixed-term investments, and is set annually. The rate of future increases in compensation is based upon current benefits policies and economic forecasts.

The significant weighted average actuarial assumptions arising from these estimates and adopted in measuring our defined benefit obligations accrued are as follows:

	2017	2016
Discount rate[1] used to determine:
Net benefit costs for the year ended December 31	3.80%	4.00%
Defined benefit obligations accrued as at December 31	3.40%	3.80%
Current service cost in subsequent fiscal year	3.50%	4.00%
Rate of future increases in compensation used to determine:
Net benefit costs for the year ended December 31	2.51%	3.00%
Defined benefit obligations accrued as at December 31	2.70%	2.51%

1              The discount rate disclosed in this table reflects the computation of an average discount rate that replicates the timing of the obligation cash flows.

Sensitivity of key assumptions

The sensitivity of our key assumptions for our defined benefit pension plans was as follows:

Years ended, or as at, December 31		2017		2016
	Change in	Change in	Change in	Change in
Increase (decrease) (millions)	obligations	expense	obligations	expense
Sensitivity of key demographic assumptions to an increase of one year[1] in life expectancy	$270	$11	$228	$10
Sensitivity of key financial assumptions to a hypothetical decrease of 25 basis points[1] in:
Discount rate	$337	$16	$310	$17
Rate of future increases in compensation	$(34)	$(3)	$(27)	$(3)

1              These sensitivities are hypothetical and should be used with caution. Favourable hypothetical changes in the assumptions result in decreased amounts, and unfavourable hypothetical changes in the assumptions result in increased amounts, of the obligations and expenses. Changes in amounts based on a variation in assumptions of one year or 25 basis points generally cannot be extrapolated because the relationship of the change in assumption to the change in amounts may not be linear. Also, in this table, the effect of a variation in a particular assumption on the change in obligations or change in expenses is calculated without changing any other assumption; in reality, changes in one factor may result in changes in another (for example, increases in the discount rate may result in changes in expectations about the rate of future increases in compensation), which might magnify or counteract the sensitivities.

(f) Defined contribution plans – expense

Our total defined contribution pension plan costs recognized were as follows:

Years ended December 31 (millions)	2017			2016
			Transformative
			compensation
	Total	Traditional	(Notes 8, 16(c))	Total
Union pension plan and public service pension plan contributions	$23	$26	$36	$62
Other defined contribution pension plans	65	63	5	68
	$88	$89	$41	$130

We expect that our 2018 union pension plan and public service pension plan contributions will be approximately $25 million.

(g) Other defined benefit plans

For the year ended December 31, 2017, other defined benefit current service cost was $NIL (2016 – $1 million), financing cost was $1 million (2016 – $2 million) and other re-measurements recorded in other comprehensive income were $NIL (2016 – $NIL). Estimated future benefit payments from our other defined benefit plans, calculated as at December 31, 2017, are $2 million annually for the five-year period from 2018 to 2022 and $7 million for the five-year period from 2023 to 2027.

154 • TELUS 2017 ANNUAL REPORT

CONSOLIDATED FINANCIAL STATEMENTS: NOTE 16

16 Restructuring and other costs

(a) Details of restructuring and other costs

With the objective of reducing ongoing costs, we incur associated incremental, non-recurring restructuring costs, as discussed further in (b) following. We may also incur atypical charges when undertaking major or transformational changes to our business or operating models, as discussed further in (c) following. We also include incremental external costs incurred in connection with business acquisition or disposition activity, as well as litigation costs, in the context of significant losses or settlements, in other costs.

Restructuring and other costs are presented in the Consolidated statements of income and other comprehensive income, as set out in the following table:

	Restructuring (b)		Other (c)		Total
Years ended December 31 (millions)	2017	2016	2017	2016	2017	2016
Goods and services purchased	$ 66	$ 62	$ 37	$ –	$ 103	$ 62

Employee benefits expense	26	112	10	305	36	417
	$ 92	$ 174	$ 47	$ 305	$ 139	$ 479

(b) Restructuring provisions

Employee-related provisions and other provisions, as presented in Note 25, include amounts in respect of restructuring activities. In 2017, restructuring activities included ongoing and incremental efficiency initiatives, including personnel-related costs and rationalization of real estate. These initiatives were intended to improve our long-term operating productivity and competitiveness.

(c) Other costs

For the year ended December 31, 2017, incremental external costs were incurred in connection with business acquisition activity. In connection with our acquisition of a portion of Manitoba Telecom Services Inc. postpaid wireless subscribers, as discussed further in Note 18(b), non-recurring atypical business integration expenditures that would be considered neither restructuring costs nor part of the fair value of the net assets acquired have been included in other costs.

For the year ended December 31, 2016, other costs were in respect of immediately vesting, transformative compensation expense for substantially all of our existing unionized (see Note 29(c)) and non-unionized Canadian-situated workforces; a portion of the expense is considered share-based compensation for accounting purposes, as set out in Note 14(a). The compensation vested immediately, and thus was expensed when incurred, as there was no requisite service period of the recipients. The one-time payment to our existing unionized Canadian-situated workforce was compensation in respect of collective agreement concessions that moderate future labour costs and underpin productivity improvements, as well as in lieu of salary increases that would otherwise have been effective July 1, 2016, 2017 and 2018; the one-time payment to our non-unionized Canadian-situated workforce was in lieu of general salary increases that would otherwise have been awarded in 2017 and 2018.

TELUS 2017 ANNUAL REPORT • 155

17 Property, plant and equipment

			Buildings and
		Network	leasehold			Assets under
(millions)	Note	assets	improvements	Other	Land	construction	Total
At cost
As at January 1, 2016		$ 27,191	$ 2,847	$ 1,120	$ 55	$ 413	$ 31,626
Additions[1]		762	45	39	–	1,472	2,318
Additions arising from business acquisitions		–	1	1	–	–	2
Dispositions, retirements and other		(739)	(78)	(223)	–	–	(1,040)
Assets under construction put into service		1,070	139	84	–	(1,293)	–
As at December 31, 2016		28,284	2,954	1,021	55	592	32,906
Additions[1]		972	51	44	–	1,426	2,493
Additions arising from business acquisitions	18(b)	25	8	9	–	–	42
Dispositions, retirements and other		(1,724)	(63)	(48)	(7)	–	(1,842)
Assets under construction put into service		1,167	127	69	–	(1,363)	–
As at December 31, 2017		$ 28,724	$ 3,077	$ 1,095	$ 48	$ 655	$ 33,599
Accumulated depreciation
As at January 1, 2016		$ 19,351	$ 1,810	$ 729	$ –	$ –	$ 21,890
Depreciation		1,357	99	108	–	–	1,564
Dispositions, retirements and other		(758)	(73)	(181)	–	–	(1,012)
As at December 31, 2016		19,950	1,836	656	–	–	22,442
Depreciation		1,396	106	115	–	–	1,617
Dispositions, retirements and other		(1,708)	(58)	(62)	–	–	(1,828)
As at December 31, 2017		$ 19,638	$ 1,884	$ 709	$ –	$ –	$ 22,231
Net book value
As at December 31, 2016		$ 8,334	$ 1,118	$ 365	$ 55	$ 592	$ 10,464
As at December 31, 2017		$ 9,086	$ 1,193	$ 386	$ 48	$ 655	$ 11,368

1   For the year ended December 31, 2017, additions include $7 (2016  – $(40)) in respect of asset retirement obligations (see Note 25).

As at December 31, 2017, our contractual commitments for the acquisition of property, plant and equipment totalled $184 million over a period ending December 31, 2019 (2016 – $436 million over a period ending December 31, 2020).

156 • TELUS 2017 ANNUAL REPORT

CONSOLIDATED FINANCIAL STATEMENTS: NOTES 17 –18

18 Intangible assets and goodwill

(a) Intangible assets and goodwill, net

	Intangible assets subject to amortization
	Customer
	contracts,					Intangible
	related					assets with
	customer					indefinite lives			Total
	relationships		Access to				Total		intangible
	and leasehold		rights-of-way	Assets under		Spectrum	intangible		assets and
(millions)	interests	Software	and other	construction	Total	licences	assets	Goodwill[1]	goodwill
At cost
As at January 1, 2016	$473	$3,801	$90	$216	$4,580	$8,480	$13,060	$4,125	$17,185
Additions	–	50	4	575	629	164	793	–	793
Additions arising from business acquisitions	12	4	–	–	16	–	16	22	38
Dispositions, retirements and other (including capitalized interest (see Note 9))	–	(137)	(3)	–	(140)	49	(91)	–	(91)
Assets under construction put into service	–	577	2	(579)	–	–	–	–	–
Net foreign exchange differences	–	–	–	–	–	–	–	4	4
As at December 31, 2016	485	4,295	93	212	5,085	8,693	13,778	4,151	17,929
Additions	–	74	5	538	617	–	617	–	617
Additions arising from business acquisitions (b)	134	101	–	–	235	–	235	433	668
Dispositions, retirements and other	(61)	(209)	(1)	–	(271)	–	(271)	–	(271)
Assets under construction put into service	–	406	–	(406)	–	–	–	–	–
Net foreign exchange differences	–	–	–	–	–	–	–	(3)	(3)
As at December 31, 2017	$558	$4,667	$97	$344	$5,666	$8,693	$14,359	$4,581	$18,940
Accumulated amortization
As at January 1, 2016	$280	$2,739	$56	$–	$3,075	$–	$3,075	$364	$3,439
Amortization	43	436	4	–	483	–	483	–	483
Dispositions, retirements and other	–	(143)	(1)	–	(144)	–	(144)	–	(144)
As at December 31, 2016	323	3,032	59	–	3,414	–	3,414	364	3,778
Amortization	48	500	4	–	552	–	552	–	552
Dispositions, retirements and other	(61)	(202)	(2)	–	(265)	–	(265)	–	(265)
As at December 31, 2017	$310	$3,330	$61	$–	$3,701	$–	$3,701	$364	$4,065
Net book value
As at December 31, 2016	$162	$1,263	$34	$212	$1,671	$8,693	$10,364	$3,787	$14,151
As at December 31, 2017	$248	$1,337	$36	$344	$1,965	$8,693	$10,658	$4,217	$14,875

1     Accumulated amortization of goodwill is amortization recorded prior to 2002; there are no accumulated impairment losses in the accumulated amortization of goodwill.

As at December 31, 2017, our contractual commitments for the acquisition of intangible assets totalled $36 million over a period ending December 31, 2020 (2016  – $82 million over a period ending December 31, 2020).

TELUS 2017 ANNUAL REPORT • 157

(b) Business acquisitions

Manitoba Telecom Services Inc. postpaid wireless

On May 2, 2016, BCE Inc. announced that it had entered into a definitive agreement to acquire all issued and outstanding shares of Manitoba Telecom Services Inc.; as of September 30, 2016, all court and shareholder approvals had been obtained; as of February 15, 2017, all regulatory approvals had been obtained; and the transaction closed on March 17, 2017. In June 2016, we submitted a notification and advanced ruling request to the Competition Bureau regarding our previously announced agreement in principle with BCE Inc., pursuant to which we intended to acquire a portion of Manitoba Telecom Services Inc.’s postpaid wireless subscribers, certain network assets and dealer locations in Manitoba, upon the successful completion of BCE Inc.’s acquisition of Manitoba Telecom Services Inc.

On April 1, 2017, we acquired postpaid wireless customer contracts, certain network assets and rights to 15 retail locations in Manitoba. The primary reason for this acquisition is to increase the number of our postpaid wireless subscribers in Manitoba and to enhance our distribution of wireless products and customer services across all of Manitoba.

The primary factor that contributed to the recognition of goodwill was the earnings capacity of the acquired business in excess of the net tangible and intangible assets acquired (such excess arising from the benefits of acquiring established businesses in multiple locations). The amount assigned to goodwill is not expected to be deductible for income tax purposes.

Kroll Computer Systems Inc.

On May 15, 2017, we acquired 100% of Kroll Computer Systems Inc., the primary reason for which is to enhance our geographic reach and the quality of our product offering as a national pharmacy management services provider.

The primary factor that contributed to the recognition of goodwill was the earnings capacity of the acquired business in excess of the net tangible and intangible assets acquired (such excess arising from the acquired workforce and the benefits of acquiring an established business). The amount assigned to goodwill is expected to be deductible for income tax purposes.

Voxpro Limited

On August 31, 2017, we acquired 55% of Voxpro Limited, a business process outsourcing and contact centre services company with facilities in Ireland, the United States and Romania. The investment was made with a view to expanding further into supporting customers providing Internet-related services and products, bolstering sales capabilities in our chosen markets, and acquiring multi-site redundancy in support of other facilities.

In respect of the 55% acquired business, we concurrently provided a written put option to the remaining selling shareholders under which they could put the remaining 45% of the shares commencing in 2021. The acquisition-date fair value of the puttable shares held by the non-controlling shareholders has been recorded as a provision (see Note 25). Also concurrent with our acquisition of the initial 55% interest, the non-controlling shareholders provided us with a purchased call option, which mirrors the written put option.

The primary factor that contributed to the recognition of goodwill was the earnings capacity of the acquired business in excess of the net tangible and intangible assets acquired (such excess arising from the acquired workforce and the benefits of acquiring an established business). The amount assigned to goodwill is not expected to be deductible for income tax purposes.

Individually immaterial transactions

During the years ended December 31, 2017 and 2016, we acquired 100% ownership of multiple businesses complementary to our existing lines of business. The primary factor that contributed to the recognition of goodwill was the earnings capacity of the acquired businesses in excess of the net tangible and intangible assets acquired (such excess arising from: the low levels of tangible assets relative to the earnings capacity of the businesses; expected synergies; the benefits of acquiring established businesses with certain capabilities in their industries; and the geographic presence of the acquired businesses). A portion of the amounts assigned to goodwill may be deductible for income tax purposes.

158 • TELUS 2017 ANNUAL REPORT

CONSOLIDATED FINANCIAL STATEMENTS: NOTE 18

Acquisition-date fair values

The acquisition-date fair values assigned to the assets acquired and liabilities assumed are set out in the following table:

	Manitoba Telecom			Individually
	Services Inc.	Kroll Computer		immaterial
(millions)	postpaid wireless	Systems Inc.	Voxpro Limited[1]	transactions	Total
Assets
Current assets
Cash	$ –	$ 1	$ 3	$ –	$ 4
Accounts receivable[2]	9	3	20	–	32
Other	7	–	4	1	12
	16	4	27	1	48
Non-current assets
Property, plant and equipment
Network assets	23	–	–	2	25
Buildings and leasehold improvements	–	–	8	–	8
Other	–	1	8	–	9
Intangible assets subject to amortization[3]
Customer contracts, customer relationships
(including those related to customer contracts)
and leasehold interests	54	26	38	16	134
Software	–	101	–	–	101
	77	128	54	18	277
Total identifiable assets acquired	93	132	81	19	325
Liabilities
Current liabilities
Accounts payable and accrued liabilities	1	1	19	–	21
Advance billings and customer deposits	2	4	–	1	7
Provisions	7	–	–	–	7
	10	5	19	1	35
Non-current liabilities
Provisions	6	3	–	–	9
Other long-term liabilities	–	–	1	–	1
Deferred income taxes	18	–	5	–	23
	24	3	6	–	33
Total liabilities assumed	34	8	25	1	68
Net identifiable assets acquired	59	124	56	18	257
Goodwill	207	126	85	15	433
Net assets acquired	$ 266	$ 250	$ 141	$ 33	$ 690
Acquisition effected by way of:
Cash consideration	$ 306	$ 150	$ 58	$ 31	$ 545
Accrued receivable[4]	(40)	–	–	–	(40)
Accounts payable and accrued liabilities	–	–	–	2	2
Provisions	–	–	60	–	60
Issue of TELUS Corporation Common Shares	–	100	–	–	100
Pre-existing relationship effectively settled	–	–	23	–	23
	$ 266	$ 250	$ 141	$ 33	$ 690

1         The purchase price allocation, primarily in respect of customer relationships, had not been finalized as of the date of these consolidated financial statements. As is customary in a business acquisition transaction, until the time of acquisition of control, we did not have full access to Voxpro Limited’s books and records. Upon having sufficient time to review Voxpro Limited’s books and records, we expect to finalize our purchase price allocation.

Prior to acquisition, we had advanced $23 to Voxpro Limited; this pre-existing relationship was effectively settled at the date of the business combination with no gain or loss recognized.

2         The fair value of the accounts receivable is equal to the gross contractual amounts receivable and reflects the best estimates at the acquisition date of the contractual cash flows expected to be collected.

3         Customer contracts and customer relationships (including those related to customer contracts) are expected to be amortized over a period of 8 to 10 years; software is expected to be amortized over a period of 10 years.

4         The total transaction price is a function of the number of qualifying postpaid wireless subscribers acquired. If less than the targeted number of qualifying postpaid wireless subscribers is acquired, the total transaction price will be reduced on a pro-rated basis; a receivable has been accrued for the estimate of such reduction, net of associated adjustments.

To the extent that the actual number of qualifying wireless subscribers acquired is greater (less) than provided for in the purchase price allocation, such adjustment to the transaction price will result in a charge (recovery) recorded in Other operating income, reflecting treatment as a contingent consideration deposit; during the year ended December 31, 2017, we recorded a change in the contingent consideration receivable of $26 (Note 7). We have accrued our best estimate of the amount of the contingent consideration deposit we expect to recover.

TELUS 2017 ANNUAL REPORT • 159

Pro forma disclosures

The following pro forma supplemental information represents certain results of operations as if the business acquisitions noted above had been completed at the beginning of the fiscal 2017 year.

Year ended December 31, 2017
(millions except per share amounts)	As reported[1]	Pro forma[2]
Operating revenues	$ 13,304	$ 13,426
Net income	$ 1,479	$ 1,474
Net income per Common Share
Basic	$ 2.46	$ 2.45
Diluted	$ 2.46	$ 2.45

1         As reported operating revenues and net income include $49 and $20, respectively, in respect of the operations of Manitoba Telecom Services Inc. postpaid wireless (excluding the change in the contingent consideration receivable (Note 7)), $17 and $NIL, respectively, in respect of the operations of Kroll Computer Systems Inc., and $51 and $NIL, respectively, in respect of the operations of Voxpro Limited.

2         Pro forma amounts reflect the acquired businesses. In respect of Manitoba Telecom Services Inc. postpaid wireless, pro forma adjustments for revenues and goods and services purchased are not available as the seller’s information systems were not configured to capture such information; as a proxy, the revenues and goods and services purchased amounts for the three-month period ended June 30, 2017, have been used for pro forma purposes. The results of the acquired businesses have been included in our Consolidated statements of income and other comprehensive income effective the dates of acquisition.

The pro forma supplemental information is based on estimates and assumptions that are believed to be reasonable. The pro forma supplemental information is not necessarily indicative of our consolidated financial results in future periods or the actual results that would have been realized had the business acquisitions been completed at the beginning of the periods presented. The pro forma supplemental information includes incremental intangible asset amortization, financing and other charges as a result of the acquisitions, net of the related tax effects.

(c) Business acquisitions – subsequent to reporting period

AlarmForce Industries

On January 4, 2018, we acquired 100% of the customers, assets and operations of AlarmForce Industries Inc. in British Columbia, Alberta and Saskatchewan, for cash consideration of approximately $69 million; the primary reason for which is to leverage our telecommunications infrastructure and expertise to continue to enhance connected home, business, security and health services for our customers.

As of February 8, 2018, our initial provision for the net identifiable assets acquired is in the range of $10 million–$20 million; as is customary in a business acquisition transaction, until the time of acquisition of control, we did not have full access to the relevant portions of the books and records of AlarmForce Industries. Upon having sufficient time to review the relevant portions of the books and records of AlarmForce Industries, as well as obtaining new and additional information about the related facts and circumstances as of the acquisition date, we will adjust the provisional amounts for identifiable assets acquired and liabilities assumed and thus finalize our purchase price allocation.

Xavient Information Systems

On February 6, 2018, through our TELUS International (Cda) Inc. subsidiary, we acquired 65% of Xavient Information Systems, a group of information technology consulting and software services companies with facilities in the United States and India, for consideration of approximately $144 million (US$115 million) in cash and approximately $19 million (US$15 million) in TELUS International (Cda) Inc. common shares. The investment was made with a view to enhancing our ability to provide complex and higher-value information technology services, improve our related sales and solutioning capabilities and acquire multi-site redundancy in support of other facilities.

In respect of the 65% acquired business, we concurrently provided a written put option to the remaining selling shareholders; the written put option for the remaining 35% of the economic interest would become exercisable no later than December 31, 2020. The acquisition-date fair value of the puttable shares held by the non-controlling shareholders will be recorded as a provision in the three-month period ended March 31, 2018; we currently estimate that such fair value would be in the range of $150 million (US$120 million). Also concurrent with our acquisition of the initial 65% interest, the non-controlling shareholders provided us with a purchased call option, which substantially mirrors the written put option.

As of February 8, 2018, our initial provision for the net identifiable assets acquired is in the range of $95 million–$125 million (US$75 million–US$100 million); as is customary in a business acquisition transaction, until the time of acquisition of control, we did not have full access to the books and records of Xavient Information Systems. Upon having sufficient time to review the books and records of Xavient Information Systems, as well as obtaining new and additional information about the related facts and circumstances as of the acquisition date, we will adjust the provisional amounts for identifiable assets acquired and liabilities assumed and thus finalize our purchase price allocation.

(d) Intangible assets with indefinite lives – spectrum licences

Our intangible assets with indefinite lives include spectrum licences granted by Innovation, Science and Economic Development Canada which are used for the provision of both mobile and fixed wireless services. The spectrum licence policy terms indicate that the spectrum licences will likely be renewed. We expect our spectrum licences to be renewed every 20 years following a review of our compliance with licence terms. In addition to current usage, our licensed spectrum can be used for planned and new technologies. As a result of our assessment of the combination of these significant factors, we currently consider our spectrum licences to have indefinite lives and, as referred to in Note 1(b), this represents a significant judgment for us.

160 • TELUS 2017 ANNUAL REPORT

CONSOLIDATED FINANCIAL STATEMENTS: NOTE 18

(e) Impairment testing of intangible assets with indefinite lives and goodwill

General

As referred to in Note 1(i), the carrying values of intangible assets with indefinite lives and goodwill are periodically tested for impairment and, as referred to in Note 1(b), this test represents a significant estimate for us, while also requiring significant judgments to be made.

The allocated carrying values of intangible assets with indefinite lives and goodwill are set out in the following table.

	Intangible assets
	with indefinite lives		Goodwill		Total
As at December 31 (millions)	2017	2016	2017	2016	2017	2016
Wireless	$ 8,693	$ 8,693	$ 2,860	$ 2,647	$ 11,553	$ 11,340
Wireline	–	–	1,357	1,140	1,357	1,140
	$ 8,693	$ 8,693	$ 4,217	$ 3,787	$ 12,910	$ 12,480

The recoverable amounts of the cash-generating units’ assets have been determined based on a fair value less costs of disposal calculation. There is a material degree of uncertainty with respect to the estimates of the recoverable amounts of the cash-generating units’ assets, given the necessity of making key economic assumptions about the future. Recoverable amounts based on the fair value less costs of disposal are categorized as Level 3 fair value measures.

We validate our recoverable amount calculation results through a market-comparable approach and an analytical review of industry facts and facts that are specific to us. The market-comparable approach uses current (at time of test) market consensus estimates and equity trading prices for U.S. and Canadian firms in the same industry. In addition, we ensure that the combination of the valuations of the cash-generating units is reasonable based on our current (at time of test) market value.

Key assumptions

The fair value less costs of disposal and the value in use calculations both use discounted cash flow projections that employ the following key assumptions: future cash flows and growth projections (including judgments about the allocation of future capital expenditures to support both wireless and wireline operations); associated economic risk assumptions and estimates of the likelihood of achieving key operating metrics and drivers; estimates of future generational infrastructure capital expenditures; and the future weighted average cost of capital. We consider a range of reasonably possible amounts to use for key assumptions and decide upon amounts that represent management’s best estimates of market amounts. In the normal course, we make changes to key assumptions so that they reflect current (at time of test) economic conditions, updates of historical information used to develop the key assumptions and changes (if any) in our debt ratings.

The key assumptions for cash flow projections are based upon our approved financial forecasts, which span a period of three years and are discounted, for December 2017 annual test purposes, at a consolidated post-tax notional rate of 7.0% (2016 – 7.0%). For impairment testing valuations, cash flows subsequent to the three-year projection period are extrapolated, for December 2017 annual test purposes, using perpetual growth rates of 2.25% (2016 – 2.0%) for each of the wireless cash-generating unit and the wireline cash-generating unit; these growth rates do not exceed the long-term average growth rates observed in the markets in which we operate.

We believe that any reasonably possible change in the key assumptions on which the calculation of the recoverable amounts of our cash-generating units is based would not cause the cash-generating units’ carrying values (including the intangible assets with indefinite lives and the goodwill allocated to each cash-generating unit) to exceed their recoverable amounts. If the future were to adversely differ from management’s best estimates of key assumptions and associated cash flows were to be materially adversely affected, we could potentially experience future material impairment charges in respect of our intangible assets with indefinite lives and goodwill.

Sensitivity testing

Sensitivity testing was conducted as a part of the December 2017 annual impairment test, a component of which was hypothetical changes in the future weighted average cost of capital. Stress testing included a scenario of moderate declines in annual cash flows with all other assumptions being held constant; under this scenario, we would be able to recover the carrying values of our intangible assets with indefinite lives and goodwill for the foreseeable future.

TELUS 2017 ANNUAL REPORT • 161

19 Leases

We occupy leased premises in various locations and have the right of use of land, buildings and equipment under operating leases. For the year ended December 31, 2017, real estate and vehicle operating lease expenses, which are net of the amortization of deferred gains on the sale-leaseback of buildings and the occupancy costs associated with leased real estate, were $191 million (2016 – $176 million); occupancy costs associated with leased real estate totalled $128 million (2016 – $133 million).

As referred to in Note 16, we have consolidated our administrative real estate holdings and, in some instances, this has resulted in subletting land and buildings. The future minimum lease payments under operating leases are as follows:

As at December 31 (millions)			2017			2016
	Operating	Operating		Operating	Operating
	leases with	leases with		leases with	leases with
	arm’s-length	related party		arm’s-length	related party
Years ending	lessors[1]	lessors[2]	Total	lessors[1]	lessors[2]	Total
1 year hence	$ 218	$ 6	$ 224	$ 211	$ 6	$ 217
2 years hence	191	12	203	192	6	198
3 years hence	169	13	182	171	12	183
4 years hence	147	13	160	147	13	160
5 years hence	122	13	135	125	13	138
Thereafter	534	208	742	599	220	819
	$ 1,381	$ 265	$ 1,646	$ 1,445	$ 270	$ 1,715

1              Immaterial amounts for minimum lease receipts from sublet land and buildings have been netted against the minimum lease payments in this table. Minimum lease payments exclude occupancy costs and thus will differ from future amounts reported for operating lease expenses. As at December 31, 2017, commitments for occupancy costs under operating leases totalled $816 (2016 – $869).

2              As set out in Note 21(c), we have entered into leases with the real estate joint ventures. This table includes 100% of the minimum lease payment amounts due under these leases; of the total, $109 (2016 – $112) is due to our economic interests in the real estate joint ventures and $156 (2016 – $158) is due to our partners’ economic interests in the real estate joint ventures.

Of the total amount above as at December 31, 2017:

•              Approximately 33% (2016 – 34%) was in respect of our five largest leases, all of which were for office premises over various terms, with expiry dates ranging from 2024 to 2036 (2016 – ranging from 2024 to 2036); the weighted average remaining term of these leases is approximately 13 years (2016 – 14 years).

•              Approximately 29% (2016 – 30%) was in respect of wireless site leases; the weighted average remaining term of these leases is approximately 17 years (2016 – 17 years).

Most of our leases for real estate that we use for office or network (including wireless site) purposes typically have extension options which we use to protect our investment in leasehold improvements (including wireless site equipment) and/or which reflect the importance of the underlying right-of-use lease assets to our operations.

See Note 2(b) for details of significant changes to IFRS-IASB which are not yet effective and have not yet been applied, but which will significantly affect the timing of the recognition of operating lease expenses and their recognition in the Consolidated statement of financial position, as well as their classification in the Consolidated statement of income and other comprehensive income and the Consolidated statement of cash flows.

20 Other long-term assets

As at December 31 (millions)	Note	2017	2016
Pension assets	15(a)	$ 156	$ 358
Investments		41	62
Prepaid maintenance		57	62
Real estate joint venture advances	21(c)	47	21
Real estate joint ventures	21(c)	15	30
Other		105	107
		$ 421	$ 640

162 • TELUS 2017 ANNUAL REPORT

CONSOLIDATED FINANCIAL STATEMENTS: NOTES 19–21

21 Real estate joint ventures

(a) General

In 2011, we partnered, as equals, with an arm’s-length party in a residential condominium, retail and commercial real estate redevelopment project, TELUS Garden, in Vancouver, British Columbia. TELUS is a tenant in TELUS Garden, which is now our global headquarters. The new-build office tower received 2009 Leadership in Energy and Environmental Design (LEED) Platinum certification, and the neighbouring new-build residential condominium tower was built to the LEED Gold standard.

In 2013, we partnered, as equals, with two arm’s-length parties (one of which is our TELUS Garden partner) in a residential, retail and commercial real estate redevelopment project, TELUS Sky, in Calgary, Alberta. The new-build tower, scheduled for completion in 2019, is to be built to the LEED Platinum standard.

(b) Real estate joint ventures – summarized financial information

As at December 31 (millions)	2017	2016
Assets
Current assets
Cash and temporary investments, net	$ 20	$ 15
Escrowed deposits for tenant inducements and liens	1	5
Sales contract deposits held by arm’s-length trustee	–	2
Other	4	6
Property under development – residential condominiums (subject to sales contracts)	–	13
	25	41
Non-current assets
Property under development – investment property	194	121
Investment property	256	261
	450	382

	$ 475	$ 423

As at December 31 (millions)	2017	2016
Liabilities and owners’ equity
Current liabilities
Accounts payable and accrued liabilities	$ 13	$ 18
Sales contract deposits
Payable	–	3
Held by arm’s-length trustee	–	2
Current portion of 3.7% mortgage and senior secured 3.4% bonds	5	4
Construction holdback liabilities	10	7
	28	34
Non-current liabilities
Construction credit facilities	141	63
3.7% mortgage due September 2024	27	–
Senior secured 3.4% bonds due July 2025	208	213
	376	276
Liabilities	404	310
Owners’ equity
TELUS[1]	29	48
Other partners	42	65
	71	113
	$ 475	$ 423

1              The equity amounts recorded by the real estate joint ventures differ from those recorded by us by the amount of the deferred gains on our real estate contributed and the valuation provision we have recorded in excess of that recorded by one of the real estate joint ventures.

Years ended December 31 (millions)	2017	2016
Revenue
From investment property	$ 34	$ 34
From sale of residential condominiums	$ 19	$ 262
Depreciation and amortization	$ 8	$ 8
Interest expense[1]	$ 8	$ 10
Net income (loss) and comprehensive income (loss)[2]	$ (6)	$ 72

1              During the year ended December 31, 2017, the real estate joint ventures capitalized $3 (2016 – $4) of financing costs.

2              As the real estate joint ventures are partnerships, no provision for income taxes of the partners is made in determining the real estate joint ventures’ net income (loss) and comprehensive income (loss).

TELUS 2017 ANNUAL REPORT • 163

(c) Our real estate joint ventures activity

Our real estate joint ventures investment activity is set out in the following table.

Years ended December 31 (millions)				2017			2016
	Loans and				Loans and
	receivables	[1]	Equity [2]	Total	receivables [1]	Equity [2]	Total
Related to real estate joint ventures’ statements of income and other comprehensive income
Comprehensive income (loss) attributable to us3	$ –		$ 2	$ 2	$ –	$ 33	$ 33
Related to real estate joint ventures’ statements of financial position
Items not affecting currently reported cash flows
Recognition of gain initially deferred on our real estate initially contributed	–		1	1	–	8	8
Construction credit facilities financing costs charged by us and other (Note 7)	–		–	–	1	–	1
Cash flows in the current reporting period
Construction credit facilities
Amounts advanced	26		–	26	33	–	33
Amounts repaid	–		–	–	(63)	–	(63)
Financing costs paid to us	–		–	–	(1)	–	(1)
Repayment of funds advanced	–		–	–	(18)	–	(18)
Funds repaid to us and earnings distributed	–		(18)	(18)	–	(21)	(21)
Net increase (decrease)	26		(15)	11	(48)	20	(28)
Real estate joint ventures carrying amounts
Balance, beginning of period	21		30	51	69	25	94
Valuation provision	–		–	–	–	(15)	(15)
Balance, end of period	$ 47		$ 15	$ 62	$ 21	$ 30	$ 51

1              Loans and receivables are included in our Consolidated statements of financial position as Real estate joint venture advances and are comprised of advances under construction credit facilities (see (d)) and, prior to its repayment during the year ended December 31, 2016, an $18 mortgage on the TELUS Garden residential condominium tower.

2              We account for our interests in the real estate joint ventures using the equity method of accounting.

3              As the real estate joint ventures are partnerships, no provision for income taxes of the partners is made in determining the real estate joint ventures’ net income (loss) and comprehensive income (loss); provision for income taxes is made in determining the comprehensive income (loss) attributable to us.

During the year ended December 31, 2017, the TELUS Garden real estate joint venture recognized $12 million (2016 – $11 million) of revenue from our TELUS Garden office tenancy; of this amount, one-half is due to our economic interest in the real estate joint venture and one-half is due to our partner’s economic interest in the real estate joint venture.

(d) Commitments and contingent liabilities

Construction commitments

The TELUS Sky real estate joint venture is expected to spend a total of approximately $400 million on the construction of a mixed-use tower. As at December 31, 2017, the real estate joint venture’s construction-related contractual commitments were approximately $82 million through to 2019 (2016 – $121 million through to 2018).

Construction credit facilities

The TELUS Sky real estate joint venture has a credit agreement with three Canadian financial institutions (as 66 2/3% lender) and TELUS Corporation (as 33 1/3% lender) to provide $342 million of construction financing for the project. The TELUS Garden real estate joint venture had a credit agreement with two Canadian financial institutions (as 50% lender) and TELUS Corporation (as 50% lender) to provide construction financing for the residential condominium project; as at December 31, 2016, all outstanding amounts had been repaid.

The construction credit facilities contain customary real estate construction financing representations, warranties and covenants and are secured by demand debentures constituting first fixed and floating charge mortgages over the underlying real estate assets. The construction credit facilities are available by way of bankers’ acceptance or prime loan and bear interest at rates in line with similar construction financing facilities.

As at December 31 (millions)	Note	2017	2016
Construction credit facilities commitment – TELUS Corporation
Undrawn	4(c)	$ 67	$ 93
Advances		47	21
		114	114
Construction credit facilities commitment – other		228	228
		$342	$342

164 • TELUS 2017 ANNUAL REPORT

CONSOLIDATED FINANCIAL STATEMENTS: NOTE 22–24

22 Short-term borrowings

On July 26, 2002, one of our subsidiaries, TELUS Communications Inc., entered into an agreement with an arm’s-length securitization trust associated with a major Schedule I bank under which it is able to sell an interest in certain trade receivables up to a maximum of $500 million (2016 – $500 million). This revolving-period securitization agreement term ends December 31, 2018, and it requires minimum cash proceeds of $100 million from monthly sales of interests in certain trade receivables. TELUS Communications Inc. is required to maintain a credit rating of at least BB (2016 – BB) from Dominion Bond Rating Service or the securitization trust may require the sale program to be wound down prior to the end of the term.

When we sell our trade receivables, we retain reserve accounts, which are retained interests in the securitized trade receivables, and servicing rights. As at December 31, 2017, we had sold to the trust (but continued to recognize) trade receivables of $119 million (2016 – $116 million). Short-term borrowings of $100 million (2016 – $100 million) are comprised of amounts advanced to us by the arm’s-length securitization trust pursuant to the sale of trade receivables.

The balance of short-term borrowings (if any) is comprised of amounts drawn on our bilateral bank facilities.

23 Accounts payable and accrued liabilities

As at December 31 (millions)	2017	2016
Accrued liabilities	$ 1,066	$ 1,013
Payroll and other employee-related liabilities	403	460
Restricted stock units liability	66	55
	1,535	1,528
Trade accounts payable	717	578
Interest payable	147	144
Other	61	80
	$ 2,460	$ 2,330

24 Advance billings and customer deposits

As at December 31 (millions)	2017	2016
Advance billings	$ 747	$ 697
Deferred customer activation and connection fees	13	17
Customer deposits	21	15
Regulatory deferral accounts	1	8
	$ 782	$ 737

TELUS 2017 ANNUAL REPORT • 165

25 Provisions

	Asset
	retirement	Employee-	Written put
(millions)	obligation	related	options	Other	Total
As at January 1, 2016	$377	$109	$46	$98	$630
Additions[1]	15	113	17	54	199
Use	(9)	(141)	(54)	(41)	(245)
Reversal	–	(4)	–	(8)	(12)
Interest effect[2]	(44)	–	1	–	(43)
Foreign exchange effects	–	–	(10)	–	(10)
As at December 31, 2016	339	77	–	103	519
Additions[1]	13	39	71	58	181
Use	(6)	(75)	–	(40)	(121)
Reversal[3]	(53)	(5)	(11)	(1)	(70)
Interest effect[2]	58	–	2	–	60
Foreign exchange effects	–	–	1	–	1
As at December 31, 2017	$351	$36	$63	$120	$570
Current	$11	$76	$–	$37	$124
Non-current	328	1	–	66	395
As at December 31, 2016	$339	$77	$–	$103	$519
Current	$6	$35	$–	$37	$78
Non-current	345	1	63	83	492
As at December 31, 2017	$351	$36	$63	$120	$570

1              Employee-related additions are net of share-based compensation of $(7) (2016 – $4).

2              The difference of $47 (2016 – $(55)) between the interest effect in this table and the amount disclosed in Note 9 is in respect of the change in the discount rates applicable to the provision, such difference being included in the cost of the associated asset(s) by way of being included with (netted against) the additions detailed in Note 17.

3              The written put option reversal is an adjustment to the Voxpro Limited purchase price allocation disclosed in Note 18(b).

Asset retirement obligation

We establish provisions for liabilities associated with the retirement of property, plant and equipment when those obligations result from the acquisition, construction, development and/or normal operation of the assets. We expect that the cash outflows in respect of the balance accrued as at the financial statement date will occur proximate to the dates these assets are retired.

Employee-related

The employee-related provisions are largely in respect of restructuring activities (as discussed further in Note 16(b)). The timing of the cash outflows in respect of the balance accrued as at the financial statement date is substantially short-term in nature.

Written put options

In connection with certain business acquisitions, we have established provisions for written put options in respect of non-controlling interests. No cash outflows for the written put options outstanding at December 31, 2017, are expected prior to their initial exercisability in 2021.

Other

The provisions for other include: legal claims; non-employee related restructuring activities (as discussed further in Note 16); and contract termination costs and onerous contracts related to business acquisitions. Other than as set out following, we expect that the cash outflows in respect of the balance accrued as at the financial statement date will occur over an indeterminate multi-year period.

As discussed further in Note 29, we are involved in a number of legal claims and we are aware of certain other possible legal claims. In respect of legal claims, we establish provisions, when warranted, after taking into account legal assessments, information presently available, and the expected availability of recourse. The timing of cash outflows associated with legal claims cannot be reasonably determined.

In connection with certain business acquisitions, we have established provisions for contingent consideration, contract termination costs and onerous contracts acquired. In respect of contract termination costs and onerous contracts acquired, cash outflows are expected to occur through mid-2018.

166 • TELUS 2017 ANNUAL REPORT

CONSOLIDATED FINANCIAL STATEMENTS: NOTES 25–26

26 Long-term debt

(a) Details of long-term debt

As at December 31 (millions)	Note	2017	2016
TELUS Corporation notes	(b)	$11,561	$11,367
TELUS Corporation commercial paper	(c)	1,140	613
TELUS Communications Inc. debentures	(e)	620	619
TELUS International (Cda) Inc. credit facility	(f)	339	332
Long-term debt		$13,660	$12,931
Current		$1,404	$1,327
Non-current		12,256	11,604
Long-term debt		$13,660	$12,931

(b) TELUS Corporation notes

The notes are senior, unsecured and unsubordinated obligations and rank equally in right of payment with all of our existing and future unsecured, unsubordinated obligations, are senior in right of payment to all of our existing and future subordinated indebtedness, and are effectively subordinated to all existing and future obligations of, or guaranteed by, our subsidiaries. The indentures governing the notes contain certain covenants which, among other things, place limitations on our ability and the ability of certain of our subsidiaries to: grant security in respect of indebtedness; enter into sale-leaseback transactions; and incur new indebtedness.

					Principal face amount		Redemption
				Effective		Outstanding	present value spread
				interest	Originally	at financial	Basis
Series[1]	Issued	Maturity	Issue price	rate[2]	issued	statement date	points	Cessation date
4.95% Notes, Series CD	March 2007	March 2017	$999.53	4.96%	$700 million	$NIL	24[3]	N/A
5.05% Notes, Series CG4	December 2009	December 2019	$994.19	5.13%	$1.0 billion	$1.0 billion	45.5[3]	N/A
5.05% Notes, Series CH4	July 2010	July 2020	$997.44	5.08%	$1.0 billion	$1.0 billion	47[3]	N/A
3.35% Notes, Series CJ4	December 2012	March 2023	$998.83	3.36%	$500 million	$500 million	40[5]	Dec. 15, 2022
3.35% Notes, Series CK4	April 2013	April 2024	$994.35	3.41%	$1.1 billion	$1.1 billion	36[5]	Jan. 2, 2024
4.40% Notes, Series CL4	April 2013	April 2043	$997.68	4.41%	$600 million	$600 million	47[5]	Oct. 1, 2042
3.60% Notes, Series CM4	November 2013	January 2021	$997.15	3.65%	$400 million	$400 million	35[3]	N/A
5.15% Notes, Series CN4	November 2013	November 2043	$995.00	5.18%	$400 million	$400 million	50[5]	May 26, 2043
3.20% Notes, Series CO4	April 2014	April 2021	$997.39	3.24%	$500 million	$500 million	30[5]	Mar. 5, 2021
4.85% Notes, Series CP4	Multiple[6]	April 2044	$987.91[6]	4.93%[6]	$500 million[6]	$900 million[6]	46[5]	Oct. 5, 2043
3.75% Notes, Series CQ4	September 2014	January 2025	$997.75	3.78%	$800 million	$800 million	38.5[5]	Oct. 17, 2024
4.75% Notes, Series CR4	September 2014	January 2045	$992.91	4.80%	$400 million	$400 million	51.5[5]	July 17, 2044
1.50% Notes, Series CS4	March 2015	March 2018	$999.62	1.51%	$250 million	$250 million	N/A7	N/A
2.35% Notes, Series CT4	March 2015	March 2022	$997.31	2.39%	$1.0 billion	$1.0 billion	35.5[5]	Feb. 28, 2022
4.40% Notes, Series CU4	March 2015	January 2046	$999.72	4.40%	$500 million	$500 million	60.5[5]	July 29, 2045
3.75% Notes, Series CV4	December 2015	March 2026	$992.14	3.84%	$600 million	$600 million	53.5[5]	Dec. 10, 2025
2.80% U.S. Dollar Notes[4,8]	September 2016	February 2027	US$991.89	2.89%	US$600 million	US$600 million	20[9]	Nov. 16, 2026
3.70% U.S. Dollar Notes[4,10]	March 2017	September 2027	US$998.95	3.71%	US$500 million	US$500 million	20[9]	June 15, 2027
4.70% Notes, Series CW4	March 2017	March 2048	$990.65	4.76%	$325 million	$325 million	58.5[5]	Sept. 6, 2047

1     Interest is payable semi-annually.

2     The effective interest rate is that which the notes would yield to an initial debt holder if held to maturity.

3     The notes are redeemable at our option, in whole at any time, or in part from time to time, on not fewer than 30 and not more than 60 days’ prior notice. The redemption price is equal to the greater of (i) the present value of the notes discounted at the Government of Canada yield plus the redemption present value spread, or (ii) 100% of the principal amount thereof. In addition, accrued and unpaid interest, if any, will be paid to the date fixed for redemption.

4     This series of notes requires us to make an offer to repurchase the notes at a price equal to 101% of their principal amount plus accrued and unpaid interest to the date of repurchase upon the occurrence of a change in control triggering event, as defined in the supplemental trust indenture.

5     At any time prior to the respective maturity dates set out in the table, the notes are redeemable at our option, in whole at any time, or in part from time to time, on not fewer than 30 and not more than 60 days’ prior notice. The redemption price is equal to the greater of (i) the present value of the notes discounted at the Government of Canada yield plus the redemption present value spread calculated over the period to maturity, other than in the case of the Series CT and Series CU notes, where it is calculated over the period to the redemption present value spread cessation date, or (ii) 100% of the principal amount thereof. In addition, accrued and unpaid interest, if any, will be paid to the date fixed for redemption. On or after the respective redemption present value spread cessation dates set out in the table, the notes are redeemable at our option, in whole but not in part, on not fewer than 30 and not more than 60 days’ prior notice, at redemption prices equal to 100% of the principal amounts thereof.

6     $500 million of 4.85% Notes, Series CP were issued in April 2014 at an issue price of $998.74 and an effective interest rate of 4.86%. This series of notes was reopened in December 2015 and a further $400 million of notes were issued at an issue price of $974.38 and an effective interest rate of 5.02%.

7     The notes are not redeemable at our option, other than in the event of certain changes in tax laws.

8     We have entered into a foreign exchange derivative (a cross currency interest rate exchange agreement) which effectively converted the principal payments and interest obligations to Canadian dollar obligations with a fixed interest rate of 2.95% and an issued and outstanding amount of $792 million (reflecting a fixed exchange rate of $1.3205).

9     At any time prior to the respective maturity dates set out in the table, the notes are redeemable at our option, in whole at any time, or in part from time to time, on not fewer than 30 and not more than 60 days’ prior notice. The redemption price is equal to the greater of (i) the present value of the notes discounted at the U.S. Adjusted Treasury Rate plus the redemption present value spread calculated over the period to the redemption present value spread cessation date, or (ii) 100% of the principal amount thereof. In addition, accrued and unpaid interest, if any, will be paid to the date fixed for redemption. On or after the respective redemption present value spread cessation dates set out in the table, the notes are redeemable at our option, in whole but not in part, on not fewer than 30 and not more than 60 days’ prior notice, at redemption prices equal to 100% of the principal amounts thereof.

10   We have entered into a foreign exchange derivative (a cross currency interest rate exchange agreement) which effectively converted the principal payments and interest obligations to Canadian dollar obligations with a fixed interest rate of 3.41% and an issued and outstanding amount of $667 million (reflecting a fixed exchange rate of $1.3348).

TELUS 2017 ANNUAL REPORT • 167

(c) TELUS Corporation commercial paper

TELUS Corporation has an unsecured commercial paper program, which is backstopped by our $2.25 billion syndicated credit facility (see (d)) and is to be used for general corporate purposes, including capital expenditures and investments. This program enables us to issue commercial paper, subject to conditions related to debt ratings, up to a maximum aggregate amount at any one time of $1.4 billion (2016 – $1.4 billion). Foreign currency forward contracts are used to manage currency risk arising from issuing commercial paper denominated in U.S. dollars. Commercial paper debt is due within one year and is classified as a current portion of long-term debt, as the amounts are fully supported, and we expect that they will continue to be supported, by the revolving credit facility, which has no repayment requirements within the next year. As at December 31, 2017, we had $1,140 million of commercial paper outstanding, all of which was denominated in U.S. dollars (US$908 million), with an effective weighted average interest rate of 1.83%, maturing through April 2018.

(d) TELUS Corporation credit facility

As at December 31, 2017, TELUS Corporation had an unsecured revolving $2.25 billion bank credit facility, expiring on May 31, 2021, with a syndicate of financial institutions, which is to be used for general corporate purposes, including the backstopping of commercial paper.

TELUS Corporation’s credit facility bears interest at prime rate, U.S. Dollar Base Rate, a bankers’ acceptance rate or London interbank offered rate (LIBOR) (all such terms as used or defined in the credit facility), plus applicable margins. The credit facility contains customary representations, warranties and covenants, including two financial quarter-end ratio tests. These tests are that our net debt to operating cash flow ratio must not exceed 4.00:1.00 and our operating cash flow to interest expense ratio must not be less than 2.00:1.00, all as defined under the credit facility.

Continued access to TELUS Corporation’s credit facility is not contingent on TELUS Corporation maintaining a specific credit rating.

As at December 31 (millions)	2017	2016
Net available	$ 1,110	$ 1,637

Backstop of commercial paper	1,140	613
Gross available	$ 2,250	$ 2,250

We had $224 million of letters of credit outstanding as at December 31, 2017 (2016 – $210 million), issued under various uncommitted facilities; such letter of credit facilities are in addition to the ability to provide letters of credit pursuant to our committed bank credit facility.

(e) TELUS Communications Inc. debentures

The Series 3 and 5 Debentures were issued by a predecessor corporation of TELUS Communications Inc., BC TEL, under a Trust Indenture dated May 31, 1990. The Series B Debentures were issued by a predecessor corporation of TELUS Communications Inc., AGT Limited, under a Trust Indenture dated August 24, 1994, and a supplemental trust indenture dated September 22, 1995.

				Principal face amount
					Outstanding	Redemption
					at financial	present value spread
Series[1]	Issued	Maturity	Issue price	Originally issued	statement date	(basis points)
10.65% Debentures, Series 3	June 1991	June 2021	$998.00	$175 million	$175 million	N/A (non-redeemable)
9.65% Debentures, Series 5[2]	April 1992	April 2022	$972.00	$150 million	$249 million	N/A (non-redeemable)
8.80% Debentures, Series B	September 1995	September 2025	$995.10	$200 million	$200 million	15	[3]

1     Interest is payable semi-annually.

2     Series 4 Debentures were exchangeable, at the holder’s option, effective on April 8 of any year during the four-year period from 1996 to 1999, for Series 5 Debentures; $99 million of Series 4 Debentures were exchanged for Series 5 Debentures.

3     At any time prior to the maturity date set out in the table, the debentures are redeemable at our option, in whole at any time, or in part from time to time, on not less than 30 days’ prior notice. The redemption price is equal to the greater of (i) the present value of the debentures discounted at the Government of Canada yield plus the redemption present value spread, or (ii) 100% of the principal amount thereof. In addition, accrued and unpaid interest, if any, will be paid to the date fixed for redemption.

The debentures became obligations of TELUS Communications Inc. pursuant to an amalgamation on January 1, 2001, are not secured by any mortgage, pledge or other charge and are governed by certain covenants, including a negative pledge and a limitation on issues of additional debt, subject to a debt to capitalization ratio and an interest coverage test. Effective June 12, 2009, TELUS Corporation guaranteed the payment of the debentures’ principal and interest.

(f) TELUS International (Cda) Inc. credit facility

As at December 31, 2017, TELUS International (Cda) Inc. had a bank credit facility, secured by its assets, expiring on December 20, 2022, (2016 – May 31, 2021), with a syndicate of financial institutions. The credit facility is comprised of a US$350 million (2016 – US$115 million) revolving component and an amortizing US$120 million (2016 – US$215 million) term loan component. The credit facility is non-recourse to TELUS Corporation. As at December 31, 2017, $346 million ($339 million net of unamortized issue costs) was out standing, which was denominated in U.S. dollars (US$276 million), with a weighted average interest rate of 3.32%. Subsequent to December 31, 2017, an incremental $94 million (US$75 million) was drawn (see Note 18(c)).

168 • TELUS 2017 ANNUAL REPORT

CONSOLIDATED FINANCIAL STATEMENTS: NOTE 27

As at December 31 (millions)			2017			2016
	Revolving	Term loan		Revolving	Term loan
	component	component	Total	component	component	Total
Available	US$ 193	US$ N/A	US$ 193	US$ 72	US$ N/A	US$ 72
Outstanding	157	119	276	43	210	253
	US$ 350	US$ 119	US$ 469	US$ 115	US$ 210	US$ 325

TELUS International (Cda) Inc.’s credit facility bears interest at prime rate, U.S. Dollar Base Rate, a bankers’ acceptance rate or London interbank offered rate (LIBOR) (all such terms as used or defined in the credit facility), plus applicable margins. The credit facility contains customary representations, warranties and covenants, including two financial quarter-end ratio tests. These tests are that TELUS International (Cda) Inc.’s net debt to operating cash flow ratio generally must not exceed 3.25:1.00 and its operating cash flow to debt service (interest and scheduled principal repayment) ratio must not be less than 1.50:1.00, all as defined in the credit facility.

The term loan is subject to an amortization schedule which requires that 5% of the principal advanced be repaid each year of the term of the agreement, with the balance due at maturity.

(g) Long-term debt maturities

Anticipated requirements to meet long-term debt repayments, calculated upon such long-term debts owing as at December 31, 2017, for each of the next five fiscal years are as follows:

Long-term debt denominated in	Canadian dollars	U.S. dollars
			Derivative liability
Years ending December 31 (millions)	Debt	Debt	(Receive	)[1]	Pay	Total	Total
2018	$ 250	$ 1,147	$ (1,144)		$ 1,160	$ 1,163	$ 1,413
2019	1,000	8	–		–	8	1,008
2020	1,000	8	–		–	8	1,008
2021	1,075	8	–		–	8	1,083
2022	1,249	316	–		–	316	1,565
Thereafter	6,325	1,380	(1,380)		1,460	1,460	7,785
Future cash outflows in respect of long-term
debt principal repayments	10,899	2,867	(2,524)		2,620	2,963	13,862
Future cash outflows in respect of associated
interest and like carrying costs[2]	5,506	490	(431)		449	508	6,014
Undiscounted contractual maturities (Note 4(c))	$ 16,405	$ 3,357	$ (2,955)		$ 3,069	$ 3,471	$ 19,876

1     Where applicable, principal-related cash flows reflect foreign exchange rates at December 31, 2017.

2     Future cash outflows in respect of associated interest and like carrying costs for commercial paper and amounts drawn under our credit facilities (if any) have been calculated based upon the rates in effect at December 31, 2017.

27 Other long-term liabilities

As at December 31 (millions)	Note	2017	2016
Pension and other post-employment
benefit liabilities	15(a)	$ 537	$ 484
Deferred revenues		81	72
Restricted stock unit and deferred share
unit liabilities		68	62
Derivative liabilities		76	21
Other		67	73
		829	712
Deferred customer activation and
connection fees		18	24
		$ 847	$ 736

TELUS 2017 ANNUAL REPORT • 169

28 Common Share capital

(a) General

Our authorized share capital is as follows:

As at December 31	2017	2016
First Preferred Shares	1 billion	1 billion
Second Preferred Shares	1 billion	1 billion
Common Shares	2 billion	2 billion

Only holders of Common Shares may vote at our general meetings, with each holder of Common Shares entitled to one vote per Common Share held at all such meetings so long as not less than 66 2/3% of the issued and outstanding Common Shares are owned by Canadians. With respect to priority in payment of dividends and in the distribution of assets in the event of our liquidation, dissolution or winding-up, whether voluntary or involuntary, or any other distribution of our assets among our shareholders for the purpose of winding up our affairs, preferences are as follows: First Preferred Shares; Second Preferred Shares; and finally Common Shares.

As at December 31, 2017, approximately 48 million Common Shares were reserved for issuance, from Treasury, under a share option plan (see Note 14(d)).

(b) Purchase of Common Shares for cancellation pursuant to normal course issuer bid

As referred to in Note 3, we may purchase a portion of our Common Shares for cancellation pursuant to normal course issuer bids in order to maintain or adjust our capital structure. During the year ended December 31, 2016, we purchased a number of our Common Shares for cancellation, through the facilities of the Toronto Stock Exchange, the New York Stock Exchange and/or alternative trading platforms or otherwise as may be permitted by applicable securities laws and regulations, including privately negotiated block purchases, as set out in the following table; there was no corresponding activity during the year ended December 31, 2017.

Year ended December 31		2016
	Common
(millions except footnote amounts)	Shares	Cost
Normal course issuer bid period:
September 15, 2015 – September 14, 2016	3	$130
September 30, 2016 – September 29, 2017[1]	1	35
Total excluding employee benefit plan trust transactions	4	165
Employee benefit plan trust transactions	–	4
	4	$169

1              In November 2017, we received approval for a normal course issuer bid to purchase and cancel up to 8 million of our Common Shares (up to a maximum amount of $250 million) from November 13, 2017, to November 12, 2018. Additionally, we may enter into an automatic share purchase plan with a broker for the purpose of permitting us to purchase our Common Shares under the normal course issuer bid at times when we would not be permitted to trade in our own Common Shares during internal blackout periods, including during regularly scheduled quarterly blackout periods. Such purchases are determined by the broker in its sole discretion based on parameters we have established. We record a liability and charge share capital and retained earnings for purchases that may occur during such blackout periods based upon the parameters of the normal course issuer bid as at the statement of financial position date.

The excess of the purchase price over the average stated value of Common Shares purchased for cancellation is charged to retained earnings. We cease to consider the Common Shares to be outstanding on the date of our purchase of the Common Shares, although the actual cancellation of the Common Shares by the transfer agent and registrar occurs on a timely basis on a date shortly thereafter.

29 Contingent liabilities

(a) Claims and lawsuits

General

A number of claims and lawsuits (including class actions and intellectual property infringement claims) seeking damages and other relief are pending against us and, in some cases, numerous other wireless carriers and telecommunications service providers. As well, we have received notice of, or are aware of, certain possible claims (including intellectual property infringement claims) against us.

It is not currently possible for us to predict the outcome of such claims, possible claims and lawsuits due to various factors, including: the preliminary nature of some claims; uncertain damage theories and demands; an incomplete factual record; uncertainty concerning legal theories and procedures and their resolution by the courts, at both the trial and the appeal levels; and the unpredictable nature of opposing parties and their demands.

However, subject to the foregoing limitations, management is of the opinion, based upon legal assessments and information presently available, that it is unlikely that any liability, to the extent not provided for through insurance or otherwise, would have a material effect on our financial position and the results of our operations, including cash flows, with the exception of the items enumerated following.

170 • TELUS 2017 ANNUAL REPORT

CONSOLIDATED FINANCIAL STATEMENTS: NOTES 28–29

Certified class actions

Certified class actions against us include the following:

System access fee class actions

In 2004, a class action was brought in Saskatchewan against a number of past and present wireless service providers, including us, which alleged breach of contract, misrepresentation, unjust enrichment and violation of competition, trade practices and consumer protection legislation across Canada in connection with the collection of system access fees. In September 2007, a national opt-in class was certified by the Saskatchewan Court of Queen’s Bench in relation to the unjust enrichment claim only; all appeals of this certification decision have now been exhausted. In February 2008, the Saskatchewan Court of Queen’s Bench granted an order amending the certification order so as to exclude from the class of plaintiffs any customer bound by an arbitration clause with us. All appeals of this decision have now been exhausted. In addition to the 2004 class action brought in Saskatchewan, fourteen additional class actions were brought against us and other wireless service providers in the period 2004 to date in connection with the collection of system access fees in nine provinces. None of these additional fourteen class actions has ever been certified, and all have now been dismissed, discontinued or stayed.

Per minute billing class action

In 2008, a class action was brought in Ontario against us alleging breach of contract, breach of the Ontario Consumer Protection Act, breach of the Competition Act and unjust enrichment, in connection with our practice of “rounding up” wireless airtime to the nearest minute and charging for the full minute. The action sought certification of a national class. In November 2014, an Ontario class only was certified by the Ontario Superior Court of Justice in relation to the breach of contract, breach of the Consumer Protection Act and unjust enrichment claims; all appeals of the certification decision have now been exhausted. At the same time, the Ontario Superior Court of Justice declined to stay the claims of our business customers notwithstanding an arbitration clause in our customer service agreements with those customers. This latter decision was appealed and on May 31, 2017, the Ontario Court of Appeal dismissed our appeal. We have sought leave to appeal this decision to the Supreme Court of Canada.

Unilateral rate amendments class actions

In 2012, a class action was brought against us in Quebec alleging that we improperly unilaterally amended customer contracts to increase various wireless rates for optional services, contrary to the Quebec Consumer Protection Act and the Civil Code of Quebec. On June 13, 2013, the Superior Court of Quebec authorized this matter as a class action. This class action follows on a non-material 2008 class action brought in Quebec alleging that we improperly unilaterally amended customer contracts to charge for incoming SMS messages. On April 8, 2014, judgment was granted in part against us in the 2008 class action. We had appealed that judgment, but have now settled both the 2008 and 2012 class actions. This settlement received court approval in June 2016, is being implemented and has been fully accounted for in our financial statements.

Call set-up time class actions

In 2005, a class action was brought against us in British Columbia alleging that we have engaged in deceptive trade practices in charging for incoming calls from the moment the caller connects to the network, and not from the moment the incoming call is connected to the recipient. In 2011, the Supreme Court of Canada upheld a stay of all of the causes of action advanced by the plaintiff in this class action, with one exception, based on the arbitration clause that was included in our customer service agreements. The sole exception was the cause of action based on deceptive or unconscionable practices under the British Columbia Business Practices and Consumer Protection Act, which the Supreme Court of Canada declined to stay. In January 2016, the British Columbia Supreme Court certified this class action in relation to the claim under the Business Practices and Consumer Protection Act. The class is limited to residents of British Columbia who contracted with us for wireless services in the period from January 21, 1999, to April 2010. We have appealed the certification decision and the appeal hearing is expected to occur in March 2018. A companion class action was brought against us in Alberta at the same time as the British Columbia class action. The Alberta class action duplicates the allegations in the British Columbia action, but has not proceeded to date and is not certified.

Uncertified class actions

Uncertified class actions against us include:

9-1-1 class actions

In 2008, a class action was brought in Saskatchewan against us and other Canadian telecommunications carriers alleging that, among other matters, we failed to provide proper notice of 9-1-1 charges to the public, have been deceitfully passing them off as government charges, and have charged 9-1-1 fees to customers who reside in areas where 9-1-1 service is not available. The plaintiffs advance causes of action in breach of contract, misrepresentation and false advertising and seek certification of a national class. A virtually identical class action was filed in Alberta at the same time, but the Alberta Court of Queen’s Bench declared that class action expired against us as of 2009. No steps were taken in this proceeding in 2017.

Electromagnetic field radiation class actions

In 2013, a class action was brought in British Columbia against us, other telecommunications carriers, and cellular telephone manufacturers alleging that prolonged usage of cellular telephones causes adverse health effects. The British Columbia class action alleges: strict liability; negligence; failure to warn; breach of warranty; breach of competition, consumer protection and trade practices legislation; negligent misrepresentation; breach of a duty not to market the products in question; and waiver of tort. Certification of a national class is sought, but the action has not proceeded to date and no steps were taken in 2016 or 2017. In 2015, a class action was brought in Quebec against us, other telecommunications carriers, and various other defendants alleging that electromagnetic field radiation causes adverse health effects, contravenes the Quebec Environmental Quality Act, creates a nuisance, and constitutes an abuse of right pursuant to the Quebec Civil Code. This action has not yet proceeded to an authorization hearing.

TELUS 2017 ANNUAL REPORT • 171

Public Mobile class actions

In 2014, class actions were brought against us in Quebec and Ontario on behalf of Public Mobile’s customers, alleging that changes to the technology, services and rate plans made by us contravene our statutory and common law obligations. In particular, the Quebec action alleges that our actions constitute a breach of the Quebec Consumer Protection Act, the Quebec Civil Code, and the Ontario Consumer Protection Act. It has not yet proceeded to an authorization hearing. The Ontario class action alleges negligence, breach of express and implied warranty, breach of the Competition Act, unjust enrichment, and waiver of tort. No steps have been taken in this proceeding since it was filed and served.

Promotional pricing class action

In 2016, a class action was brought in Quebec against us, other telecommunications carriers, and various other defendants alleging that we violated the Quebec Consumer Protection Act by enticing Quebec consumer customers to contract with us by providing goods or services to them at a reduced price, or free as a trial, for a fixed period and, at the end of the fixed period, charging them the regular price if they did not take steps to either renegotiate or cancel their contract with us. The plaintiff has agreed to discontinue this claim against us, and the court authorized the discontinuation of the class action against us on July 13, 2017.

Handset subsidy class action

In 2016, a class action was brought in Quebec against us and other telecommunications carriers alleging that we breached the Quebec Consumer Protection Act and the Civil Code of Quebec by making false or misleading representations relating to the handset subsidy provided to our wireless customers, and by charging our wireless customers inflated rate plan prices and termination fees higher than those permitted under the Act. This action has not yet proceeded to an authorization hearing.

Intellectual property infringement claims

Claims and possible claims received by us include:

4G LTE network patent infringement claim

A patent infringement claim was filed in Ontario in 2016 alleging that communications between devices, including cellular telephones, and base stations on our 4G LTE network infringe three third-party patents. The trial for this matter has been scheduled to commence on October 28, 2019.

Summary

We believe that we have good defences to the above matters. Should the ultimate resolution of these matters differ from management’s assessments and assumptions, a material adjustment to our financial position and the results of our operations, including cash flows, could result. Management’s assessments and assumptions include that reliable estimates of any such exposure cannot be made considering the continued uncertainty about: the nature of the damages that may be sought by the plaintiffs; the causes of action that are being, or may ultimately be, pursued; and, in the case of the uncertified class actions, the causes of action that may ultimately be certified.

(b) Indemnification obligations

In the normal course of operations, we provide indemnification in conjunction with certain transactions. The terms of these indemnification obligations range in duration. These indemnifications would require us to compensate the indemnified parties for costs incurred as a result of failure to comply with contractual obligations, or litigation claims or statutory sanctions, or damages that may be suffered by an indemnified party. In some cases, there is no maximum limit on these indemnification obligations. The overall maximum amount of an indemnification obligation will depend on future events and conditions and therefore cannot be reasonably estimated. Where appropriate, an indemnification obligation is recorded as a liability. Other than obligations recorded as liabilities at the time of the related transactions, historically we have not made significant payments under these indemnifications.

See Note 21(d) for details regarding our guarantees to the real estate joint ventures.

As at December 31, 2017, we had no liability recorded in respect of our indemnification obligations.

(c) Concentration of labour

In 2015, we commenced collective bargaining with the Telecommunications Workers Union, United Steel Workers Local Union 1944 to renew the collective agreement that expired on December 31, 2015; the expired contract covered approximately 40% of our Canadian workforce as at December 31, 2015.

On October 3, 2016, the Telecommunications Workers Union, United Steel Workers Local Union 1944 and ourselves announced that the two parties had reached a tentative five-year collective agreement which would be subject to ratification by members of the Telecommunications Workers Union, United Steel Workers Local Union 1944. On November 23, 2016, the Telecommunications Workers Union, United Steel Workers Local Union 1944 announced that its members had voted to accept the October 3, 2016, tentative agreement. The terms and conditions of the new collective agreement are effective from November 27, 2016, to December 31, 2021, and covered approximately 37% of our Canadian workforce as at December 31, 2016.

In December 2016, a new collective agreement between the Syndicat des agents de maîtrise de TELUS and ourselves was ratified by a majority of its members. This collective agreement took effect on April 1, 2017, and will expire on March 31, 2022.

A new collective agreement between the Syndicat québécois des employés de TELUS and ourselves was also ratified in December 2016. The new agreement is effective from January 1, 2018 to December 31, 2022. The Syndicat québécois des employés de TELUS collective agreement in effect at the time of ratification remained in effect until its expiry on December 31, 2017.

172 • TELUS 2017 ANNUAL REPORT

CONSOLIDATED FINANCIAL STATEMENTS: NOTE 30

30 Related party transactions

(a) Transactions with key management personnel

Our key management personnel have authority and responsibility for overseeing, planning, directing and controlling our activities and consist of our Board of Directors and our Executive Leadership Team.

Total compensation expense for key management personnel, and the composition thereof, is as follows:

Years ended December 31 (millions)	2017	2016
Short-term benefits	$ 12	$ 12
Post-employment pension[1] and other benefits	4	7
Share-based compensation[2]	34	35
	$ 50	$ 54

1              Our Executive Leadership Team members are either members of our Pension Plan for Management and Professional Employees of TELUS Corporation and non-registered, non-contributory supplementary defined benefit pension plans, or members of one of our defined contribution pension plans.

2              For the year ended December 31, 2017, share-based compensation expense was net of $4 (2016 – $2) of the effects of derivatives used to manage share-based compensation costs (Note 14(b)). For the year ended December 31, 2017, share-based compensation expense (recovery) of $(7) (2016 – $4) was included in restructuring costs (Note 16).

As disclosed in Note 14, we made initial awards of share-based compensation in 2017 and 2016, including, as set out in the following table, to our key management personnel. As most of these awards are cliff-vesting or graded-vesting and have multi-year requisite service periods, the expense will be recognized ratably over a period of years and thus only a portion of the 2017 and 2016 initial awards are included in the amounts in the table above.

Years ended December 31			2017			2016
($ in millions)	Number of restricted stock units	Notional value[1]	Grant-date fair value[1]	Number of restricted stock units	Notional Value[1]	Grant-date fair value[1]
Awarded in period	686,595	$ 30	$ 30	585,759	$ 23	$ 15

1              Notional value is determined by multiplying the Common Share price at the time of award by the number of units awarded. The grant-date fair value differs from the notional value because the fair values of some awards have been determined using a Monte Carlo simulation (see Note 14(b)).

As at December 31, 2017, no share options outstanding were held by key management personnel (including retirees). During the year ended December 31, 2017, key management personnel (including retirees) exercised 17,716 share options (2016 – 169,522 share options) that had an intrinsic value of less than $1 million (2016 – $4 million) at the time of exercise, reflecting a weighted average price at the date of exercise of $44.84 (2016 – $42.47).

The liability amounts accrued for share-based compensation awards to key management personnel are as follows:

As at December 31 (millions)	2017	2016
Restricted stock units	$ 40	$ 25
Deferred share units[1]	24	32
	$ 64	$ 57

1              Our Directors’ Deferred Share Unit Plan provides that, in addition to his or her annual equity grant of deferred share units, a director may elect to receive his or her annual retainer and meeting fees in deferred share units, Common Shares or cash. Deferred share units entitle directors to a specified number of, or a cash payment based on the value of, our Common Shares. Deferred share units are paid out when a director ceases to be a director, for any reason, at a time elected by the director in accordance with the Directors’ Deferred Share Unit Plan; during the year ended December 31, 2017, $14 (2016 – $4) was paid out.

Employment agreements with members of the Executive Leadership Team typically provide for severance payments if an executive’s employment is terminated without cause: generally 18–24 months of base salary, benefits and accrual of pension service in lieu of notice, and 50% of base salary in lieu of an annual cash bonus. In the event of a change in control, Executive Leadership Team members are not entitled to treatment any different than that given to our other employees with respect to non-vested share-based compensation.

(b) Transactions with defined benefit pension plans

During the year ended December 31, 2017, we provided management and administrative services to our defined benefit pension plans; the charges for these services were on a cost recovery basis and amounted to $6 million (2016 – $6 million).

(c) Transactions with real estate joint ventures

During the years ended December 31, 2017 and 2016, we had transactions with the real estate joint ventures, which are related parties, as set out in Note 21.

TELUS 2017 ANNUAL REPORT • 173

31 Additional statement of cash flow information

(a) Statements of cash flows – operating activities and investing activities

Years ended December 31 (millions)	2017	2016
Net change in non-cash operating working capital
Accounts receivable	$ (70)	$ (45)
Inventories	(60)	42
Prepaid expenses	(27)	(20)
Accounts payable and accrued liabilities	126	126
Income and other taxes receivable and payable, net	(90)	(128)
Advance billings and customer deposits	38	(28)
Provisions	(59)	(18)
	$ (142)	$ (71)

Years ended December 31 (millions)	Note	2017	2016
Cash payments for capital assets, excluding spectrum licences
Capital asset additions, excluding spectrum licences
Gross capital expenditures
Property, plant and equipment	17	$ (2,486)	$ (2,358)
Intangible assets	18	(617)	(629)
		(3,103)	(2,987)
Additions arising from non-monetary transactions		9	19
Capital expenditures		(3,094)	(2,968)
Asset retirement obligations netted (included) in additions		(7)	40
		(3,101)	(2,928)
Other non-cash items included above
Change in associated non-cash investing working capital		(27)	231
Non-cash change in asset retirement obligation		47	(55)
		20	176
		$ (3,081)	$ (2,752)

(b) Changes in liabilities arising from financing activities

		Year ended December 31, 2016					Year ended December 31, 2017
		Statement of cash flows		Non-cash changes			Statement of cash flows		Non-cash changes
			Redemptions,	Foreign				Redemptions,	Foreign
	As at		repayments	exchange		As at		repayments	exchange		As at
	Jan. 1,	Issued or	or	movement		Dec. 31,	Issued or	or	movement		Dec. 31,
(millions)	2016	received	payments	(Note 4(i))	Other	2016	received	payments	(Note 4(i))	Other	2017
Dividends payable to holders of Common Shares	$ 263	$ –	$(1,070)	$ –	$1,091	$ 284	$ –	$ (1,152)	$ –	$1,167	$ 299
Dividends reinvested in shares from Treasury	–	–	–	–	–	–	–	70	–	(70)	–
	$ 263	$ –	$(1,070)	$ –	$1,091	$ 284	$ –	$ (1,082)	$ –	$1,097	$ 299
Purchase of Common Shares for cancellation[1]	$ 10	$ –	$ (179)	$ –	$ 169	$ –	$ –	$ –	$ –	$ –	$ –
Short-term borrowings	$ 100	$ 3	$ (3)	$ –	$ –	$ 100	$ –	$ –	$ –	$ –	$ 100
Long-term debt
TELUS Corporation notes	$11,164	$ 785	$ (600)	$ 19	$ (1)	$11,367	$ 990	$ (700)	$ (91)	$ (5)	$11,561
TELUS Corporation commercial paper	256	4,568	(4,181)	(30)	–	613	5,295	(4,710)	(58)	–	1,140
TELUS Communications Inc. debentures	618	–	–	–	1	619	–	–	–	1	620
TELUS International (Cda) Inc. credit facility	–	373	(42)	9	(8)	332	82	(56)	(20)	1	339
Derivatives used to manage currency risk arising from U.S. dollar-denominated long-term debt - liability (asset)	(14)	4,181	(4,201)	11	43	20	4,710	(4,746)	149	(40)	93
	12,024	9,907	(9,024)	9	35	12,951	11,077	(10,212)	(20)	(43)	13,753
To eliminate effect of gross settlement of derivatives used to manage currency risk arising from U.S. dollar-denominated long-term debt	–	(4,181)	4,181	–	–	–	(4,710)	4,710	–	–	–
	$12,024	$ 5,726	$(4,843)	$ 9	$ 35	$12,951	$ 6,367	$ (5,502)	$ (20)	$ (43)	$13,753
Issue of shares by subsidiary to non-controlling interest
Gross proceeds on share issuance		$ 302	$ –	$ –	$(302)	$ –	$ –	$ –	$ –	$ –	$ –
Transaction costs		–	(8)	–	12	4	–	(1)	–	–	3
Income taxes charged directly to contributed surplus[2]		–	–	–	47	47	–	–	–	(3)	44
		302	(8)	–	(243)	51	–	(1)	–	(3)	47
To eliminate effect of gross settlement of transaction costs		(8)	8	–	–	–	–	–	–	–	–
		$ 294	$ –	$ –	$(243)	$ 51	$ –	$ (1)	$ –	$ (3)	$ 47

1              Normal course issuer bid transactions, including employee benefit plan trust transactions (see Note 28(b)).

2              Income taxes charged directly to contributed surplus were comprised of a current income tax charge of $(3) (2016 – $50) and a deferred income tax recovery of $NIL (2016 – $3).

174 • TELUS 2017 ANNUAL REPORT

GLOSSARY

Glossary

4G (fourth generation): Wireless technologies, including HSPA+, LTE, LTE advanced and LTE advanced pro, as defined by the International Telecommunications Union.

5G (fifth generation): The next generation of converged wireless technologies, expected to provide higher Internet speeds, improved coverage and lower latency, which is critical as the number of connected devices continues to increase rapidly. 5G technical standards remain in development.

AWS (advanced wireless services) spectrum: Spectrum in the 1.7 and 2.1 GHz frequency ranges that is utilized in North America for 4G services. It is commonly used in urban and suburban areas.

Fibre-optic network: Hair-thin glass fibres along which light pulses are transmitted. Optical fibre networks are used to transmit large amounts of data between locations at high upload and download speeds.

FTTx (fibre to the x): A collective term for any broadband network architecture using optical fibre to replace all or part of the existing copper local loops. FTTH denotes fibre to the home, FTTP denotes premises and FTTN denotes node or neighbourhood.

GPON (gigabit-capable passive optical network): A fibre-based transmission technology that can deliver data download speeds of up to 2.5 Gbps and upload speeds of up to 1.25 Gbps.

HSPA+ (high-speed packet access plus): A 4G technology capable of delivering manufacturer-rated wireless data download speeds of up to 21 Mbps (typical speeds of 4 to 6 Mbps expected). HSPA+ dual-cell technology can double those download speeds.

ILEC (incumbent local exchange carrier): An established telecommunications company providing local telephone service.

Internet of Things (IoT): A network of uniquely identifiable end points (or things) that interact without human intervention, most commonly over a wireless network. These systems collect, analyze and act on information in real time and can be deployed to enable the creation of smart connected businesses, homes, cars and cities.

IP (Internet protocol): A packet-based protocol for delivering data across networks.

IP-based network: A network designed using IP and QoS (quality of service) technology to reliably and efficiently support all types of customer traffic, including voice, data and video. An IP-based network allows a variety of IP devices and advanced applications to communicate over a single common network.

IP TV (Internet protocol television): A television service that uses a two-way digital broadcast signal sent through a network by way of a streamed broadband connection to a dedicated set-top box. The TELUS service is offered as Optik TV and Pik TV.

LAA (licensed assisted access): An LTE feature that makes use of unlicensed spectrum in combination with licensed spectrum to deliver a performance boost for mobile device users.

LTE (long-term evolution): The leading 4G global wireless industry technology standard. LTE advanced and LTE advanced pro offer higher speeds and greater capacity, moving networks closer to 5G.

M2M (machine-to-machine): Technologies and networked devices that are able to exchange information and perform actions without any human assistance.

Non-ILEC (non-incumbent local exchange carrier): The telecommunications operations of TELUS outside its traditional ILEC operating territories, where TELUS competes with the incumbent telephone company (e.g. Ontario and most of Quebec).

Normal course issuer bid (NCIB): A program that enables a company to purchase its own shares, typically for cancellation, through exchanges or private purchases over a set period of time.

Over-the-top (OTT): Content, services and applications in a video format, for which the delivery occurs through a medium other than the established video delivery infrastructure.

Roaming: A service offered by wireless network operators that allows subscribers to use their mobile phones while in the service area of another operator.

Small cell: Low-powered radio access nodes that can operate in licensed and unlicensed spectrum within a small range to provide densification and capacity to a macro wireless network.

Spectrum: The range of electromagnetic radio frequencies used in the transmission of voice, data and video. The capacity of a wireless network is in part a function of the amount of spectrum licensed and utilized by the carrier.

VoIP (voice over Internet protocol): The transmission of voice signals over the Internet or IP network.

Wave 3 solutions: Next-generation wireless offerings that use Internet of Things technology to provide solutions to businesses and consumers.

Wi-Fi (wireless fidelity): Networking technology that allows any user with a Wi-Fi-enabled device to connect to a wireless access point or hotspot in high-traffic public locations.

xDSL: A fibre-to-the-node IP technology that allows existing telephone lines to carry voice, data and video.

For financial definitions, see Section 11 of Management’s discussion and analysis

TELUS 2017 ANNUAL REPORT • 175

Investor information

Stock exchanges and TELUS trading symbols

Toronto Stock Exchange (TSX)

Common shares                                                T                                                    CUSIP: 87971M103

New York Stock Exchange (NYSE)

Common shares                                                TU                                            CUSIP: 87971M103

Member of

•	S&P/TSX Composite Index	•	MSCI World Telecom Index
•	S&P/TSX 60 Index	•	Jantzi Social Index
•	S&P/TSX Telecom Index	•	FTSE4Good Index
•	Dow Jones Sustainability World Index
•	Dow Jones Sustainability North America Index
•	STOXX Global ESG Leaders indices
•	Euronext Vigeo Index: World 120

Share ownership facts as at December 31, 2017

•              Total outstanding shares were 594,573,092

•              TELUS team members held 16,007,747 shares in employee share plans, equivalent to 2.7% of the total number of outstanding shares, which collectively made team members our fourth largest shareholder

•              We estimate that approximately 70% of TELUS shares were held by institutional investors and 30% by retail investors

•              Registered shareholders of common shares totalled 37,946. The Canadian Depository for Securities (CDS) represents one registration and holds securities for many non-registered shareholders. We estimate that TELUS had more than 511,000 non-registered shareholders at year-end.

Dividend policy and dividend growth program

The January 2018 quarterly dividend paid was $0.5050, or $2.02 on an annualized basis, representing a 7.1% increase over the previous year.

Our long-term dividend payout ratio guideline is 65 to 75% of prospective sustainable net earnings. In May 2016, we provided shareholders with additional clarity on our intentions regarding our dividend growth program. We plan to continue with two dividend increases per year through 2019, normally announced in May and November, and are targeting the increase to continue to be circa seven to 10% annually. Since 2004, we have raised our dividend 21 times; 14 of these have occurred since 2011, when we introduced our dividend growth program.

Notwithstanding this, dividend decisions will continue to be dependent on earnings and free cash flow and subject to the Board’s assessment and determination of TELUS’ financial situation, capital requirements and economic outlook on a quarterly basis. There can be no assurance that the Company will maintain its dividend growth program through 2019.

TELUS advises that, unless noted otherwise, all quarterly dividends paid since January 2006 are eligible dividends under the Income Tax Act. Under this legislation, Canadian residents may be entitled to enhanced dividend tax credits that reduce the income tax otherwise payable. More information is available on telus.com/dividends.

Dividend reinvestment and share purchase plan

Investors may take advantage of the automatic dividend reinvestment and share purchase plan to acquire additional common shares without fees. Under this plan, eligible shareholders can have their dividends reinvested automatically into additional shares. TELUS may elect to purchase common shares in the open market or by issuance from treasury (less a discount, if any, of up to 5%). TELUS will provide advance notification to participants if and when an election is made to change the method of purchasing common shares. Currently, shares are issued from treasury with no discount.

We also offer a share purchase feature, under which eligible shareholders can, on a monthly basis, buy TELUS shares (maximum $20,000 per calendar year and minimum $100 per transaction) without brokerage

Visit telus.com/drisp or contact Computershare for information and enrolment forms commissions or service charges.
This plan is managed by Computershare Trust Company of Canada.

2018 expected dividend1 and earnings dates

	Ex-dividend dates(2)	Dividend record dates	Dividend payment dates	Earnings release dates
Quarter 1	March 8	March 9	April 2	May 10
Quarter 2	June 7	June 8	July 3	August 3
Quarter 3	September 7	September 10	October 1	November 8
Quarter 4	December 10	December 11	January 2, 2019	February 14, 2019

1              Dividends are subject to Board of Directors’ approval.

2              Shares purchased on this date forward will not be entitled to the dividend payable on the corresponding dividend payment date.

176 • TELUS 2017 ANNUAL REPORT

INVESTOR INFORMATION

Normal course issuer bid programs

In September, our 2017 normal course issuer bid (NCIB) program concluded. Under that program, we purchased 1.96 million common shares for $80 million. Of this amount, 978,416 shares were purchased on behalf of an employee benefit plan trust and 983,693 shares were purchased and cancelled. Further, we received TSX approval for our 2018 NCIB program to purchase and cancel up to eight million of our outstanding shares valued up to $250 million over the 12-month period ending November 12, 2018. No shares have been purchased under the 2018 program.

Since the beginning of our multi-year share purchase program in May 2013 through to the end of 2017, we have purchased a total of 68 million shares for $2.5 billion. We will purchase shares only when and if we consider it opportunistic. The share purchase program is subject to the Board’s assessment and determination and there can be no assurance that the share purchase program will be completed or maintained.

Per-share data

	2017	2016	2015	2014	2013	2012	2011
Basic earnings	$ 2.46	$ 2.06	$ 2.29	$ 2.31	$ 2.02	$ 1.85	$ 1.74
Dividends declared	$ 1.97	$ 1.84	$ 1.68	$ 1.52	$ 1.36	$ 1.22	$ 1.1025
Dividends declared as
per cent of basic earnings	80%	89%	73%	66%	67%	66%	63%
Free cash flow	$ 1.62	$ 0.24	$ 1.81	$ 1.74	$ 1.69	$ 2.04	$ 1.53

Common shares
Closing price	$ 47.62	$ 42.75	$ 38.26	$ 41.89	$ 36.56	$ 32.55	$ 28.82
Dividend yield	4.1%	4.3%	4.4%	3.6%	3.7%	3.7%	3.8%
Price to earnings ratio	19	21	17	18	18	18	17

Share prices and volumes

Toronto Stock Exchange

Common shares (T)					2017					2016
(C$ except volume)	Year 2017	Q4	Q3	Q2	Q1	Year 2016	Q4	Q3	Q2	Q1
High	48.94	48.94	46.10	46.29	44.41	44.39	43.68	44.39	42.38	42.59
Low	42.22	44.60	43.30	42.93	42.22	35.51	40.97	41.54	39.11	35.51
Close	47.62	47.62	44.88	44.77	43.17	42.75	42.75	43.29	41.60	42.28
Volume (millions)	245.0	56.9	51.3	66.9	69.9	279.5	63.5	48.8	73.9	93.2
Dividend declared (per share)	1.97	0.5050	0.4925	0.4925	0.48	1.84	0.48	0.46	0.46	0.44

New York Stock Exchange

Common shares (TU)					2017					2016
(US$ except volume)	Year 2017	Q4	Q3	Q2	Q1	Year 2016	Q4	Q3	Q2	Q1
High	38.50	38.50	36.94	34.84	33.89	34.12	33.22	34.12	32.82	32.96
Low	31.28	35.47	34.04	32.06	31.28	30.31	30.31	31.50	30.64	24.34
Close	37.87	37.87	35.97	34.52	32.48	31.85	31.85	33.00	32.20	32.53
Volume (millions)	102.5	25.1	25.9	27.3	24.2	55.6	14.3	11.4	12.7	17.3
Dividend declared (per share)	1.518	0.397	0.395	0.365	0.361	1.384	0.357	0.351	0.351	0.325

TELUS 2017 ANNUAL REPORT • 177

1              Common shares were listed and began trading on the NYSE on February 4, 2013. Prior to that, our former non-voting share class traded on the NYSE under the symbol TU.

TELUS Corporation Notes

	Rate	Face value	Maturing
Canadian dollar Notes
Series CG	5.05%	$1.0 billion	December 2019
Series CH	5.05%	$1.0 billion	July 2020
Series CJ	3.35%	$500 million	March 2023
Series CK	3.35%	$ 1.1 billion	April 2024
Series CL	4.40%	$600 million	April 2043
Series CM	3.60%	$400 million	January 2021
Series CN	5.15%	$400 million	November 2043
Series CO	3.20%	$500 million	April 2021
Series CP1	4.85%	$900 million	April 2044
Series CQ	3.75%	$800 million	January 2025
Series CR	4.75%	$400 million	January 2045
Series CS	1.50%	$250 million	March 2018
Series CT	2.35%	$1.0 billion	March 2022
Series CU	4.40%	$500 million	January 2046
Series CV	3.75%	$600 million	March 2026
Series CW	4.70%	$325 million	March 2048
U.S. dollar Notes	2.80%	US$600 million	February 2027
U.S. dollar Notes	3.70%	US$500 million	September 2027

1              Includes $500 million originally issued in April 2014 and $400 million issued in December 2015.

Credit rating summary

		Standard &	Moody’s
		Poor’s Rating	Investors	Fitch
As of December 31, 2017	DBRS Ltd.	Services	Service	Ratings
TELUS Corporation
Notes	BBB (high)	BBB+	Baa1	BBB+
Commercial paper	R-2 (high)	A-2	P-2	–
TELUS Communications Inc.
Debentures	BBB (high)	BBB+	–	BBB+

At the end of 2017, the average term to maturity of our long-term debt (excluding commercial paper and the revolving component of the TELUS International credit facility) was 10.7 years, compared to 10.4 years at the end of 2016. For a detailed list of long-term debt of the Company and our subsidiaries, see Note 26 of the Consolidated financial statements.

178 • TELUS 2017 ANNUAL REPORT

INVESTOR INFORMATION

Key TELUS investment events

•              Announced two quarterly dividend increases consistent with our dividend growth program, with 2017 dividends declared of $1.97, representing a 7.1% increase from our 2016 dividends declared of $1.84

•              Issued US$500 million in senior unsecured notes with a 10-year maturity at 3.70% due September 15, 2027 and $325 million in senior unsecured notes with a 31-year maturity at 4.70% due March 6, 2048

•              Received TSX approval for our 2018 NCIB program to purchase and cancel up to eight million common shares valued up to $250 million over a 12-month period

•              Acquired Manitoba Telecom Services (MTS) postpaid wireless subscribers, certain network assets and rights to 15 MTS retail locations from BCE following its acquisition of MTS

•              Complementing the geographic reach and quality of TELUS Health’s national pharmacy management services by acquiring Kroll Computer Systems

•              Expanded TELUS International’s outsourcing and information technology consulting and software services business with our acquisitions of Voxpro Limited in 2017 and Xavient Information Systems in early 2018.

Awards

•              Received a Gold Award in Corporate Reporting and the Award of Excellence in Corporate Governance Disclosure from the Chartered Professional Accountants of Canada, marking the 23rd consecutive year that TELUS has been recognized

•              Placed first in the world in the telecommunications sector in the 2017 Annual Report on Annual Reports by ReportWatch for the TELUS 2016 annual report

•              Recognized for corporate social responsibility by being included in the:

•              Dow Jones Sustainability North America Index for the 17th consecutive year

•              Dow Jones Sustainability World Index for the second year in a row

•              Canada 200 for the Carbon Disclosure Project

•              Corporate Knights Best 50 Corporate Citizens in Canada for the 11th time

•              Received the BEST Award for excellence in employee learning and development from the Association for Talent Development for the 12th time

•              Acknowledged for business continuity excellence for our response to the 2016 Fort McMurray wildfires with the:

•              Americas Award for Most Effective Recovery, from the Business Continuity Institute

•              Award of Excellence for Response and Recovery of the Year, from the Disaster Recovery Institute International.

Analyst coverage

As of February 2018, 20 equity analysts covered TELUS. For a detailed list, see the investor information section on telus.com/investors.

Information for security holders outside of Canada

Cash dividends paid to shareholders resident in countries with which Canada has an income tax convention are usually subject to Canadian non-resident withholding tax of 15%. If you have any questions, contact Computershare. For individual investors who are U.S. citizens and/or U.S. residents, quarterly dividends paid on TELUS shares are considered qualified dividends under the Internal Revenue Code and may be eligible for special U.S. tax treatment.

Foreign ownership monitoring – non-Canadian common shares

Under federal legislation, total non-Canadian ownership of common shares of Canadian telecommunications companies, including TELUS, is limited to 33 1/3%.

For registered shareholders and shares trading on the TSX, a reservation system controls and monitors this level. This system requires non-Canadian purchasers of common shares to obtain a reservation number from Computershare by contacting the Reservations Unit at 1-877-267-2236 (toll-free) or telusreservations@computershare.com. The purchaser is notified within two hours if common shares are available for registration.

For shares trading on the NYSE, non-Canadian ownership is monitored by utilizing the Depository Trust & Clearing Corporation’s SEG-100 Account program. All TELUS common shares held by non-Canadians must be transferred to this account (no reservation application is required).

Mergers and acquisitions – shareholder impacts

Visit telus.com/m&a for information on how your shareholdings may have been affected by various merger and acquisition transactions. Information is also available regarding capital gains, valuation dates and share prices for 1971 and 1994.

TELUS sustainability report

Visit telus.com/sustainability for information on our sustainable business practices.

TELUS 2017 ANNUAL REPORT • 179

e-delivery of shareholder documents

We invite you to sign up for electronic delivery of TELUS information by visiting telus.com/electronicdelivery. The benefits of e-delivery include access to important Company documents in a convenient, timely and environmentally friendly way that also reduces printing and mailing costs. Approximately 26,000 of our shareholders receive the annual report by e-delivery.

For more information

For questions on:

•         Direct registration system (DRS) advice or accounts

•        Dividend payments and the dividend reinvestment and share purchase plan

•         Change of address and e-delivery of shareholder documents

•         Transfer or loss of share certificates and estate settlements

•         Exchange of share certificates due to a merger or acquisition

Contact the transfer agent and registrar:

Computershare Trust Company of Canada

1-800-558-0046 or 1-514-982-7129 (outside North America)

email: telus@computershare.com

visit: computershare.com

For questions regarding additional financial or statistical information, industry and Company developments, or the latest news releases and investor presentations, contact:

TELUS Investor Relations

1-800-667-4871 or +1-604-643-4113 (outside North America)

email: ir@telus.com

visit: telus.com/investors

TELUS executive office 510 West Georgia Street Vancouver, British Columbia Canada V6B 0M3 phone: 1-604-697-8044	TELUS general information phone: 1-800-308-5992 1-604-432-2151 Auditors Deloitte LLP

EthicsLine

As part of our ethics policy, this hotline allows team members and others to anonymously and confidentially raise accounting, internal controls and ethical inquiries or complaints.

phone: 1-888-265-4112

visit: telus.ethicspoint.com

180 • TELUS 2017 ANNUAL REPORT

TELUS Corporation 510 West Georgia Street		telus.com	@telus	Instagram.com/telus

Vancouver, British Columbia Canada V6B 0M3		facebook.com/telus	youtube.com/telus	Linkedin.com/company/telus

Phone 1-604-679-8044

Printed in Canada	Please recycle

WHY INVEST IN TELUS

We are investing for long-term growth

Putting customers first Focusing on customer service excellence and technology leadership to further strengthen our differentiated competitive position and enhance the customer experience	Proven growth strategy Delivering industry-leading performance by consistently executing on our winning long- term growth strategy focused on data and wireless	Profitable growth Driving continued profitable revenue and customer growth in consumer and business markets

Disciplined capital allocation Balancing capital investments to support long-term growth with returning capital to our shareholders through our multi-year dividend growth program	World-class networks Enhancing our advanced broadband networks to elevate the customer experience, enhance reliability and sustain future growth	Robust shareholder returns Returning more than $1.1 billion to shareholders in 2017 and $15.1 billion since 2004 through our shareholder-friendly initiatives

Commitment to operational efficiency Continuing to enhance our operational effectiveness to drive ongoing improvements in customer service and cash flow generation	Strong financial profile Maintaining a strong balance sheet and solid investment grade credit ratings, enabling ready access to capital market funding	Transparent disclosure Providing award-winning financial, corporate governance and sustainability disclosure

telus.com/annualreport telus.com/rapportannuel